Form 20-F
period 1996-03-31
VENTURE PACIFIC DEVELOPMENT CORP
filed 1996-09-30
CIK 936801

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number: 0-26406

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
             (Exact name of Registrant as specified in its charter)

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                       Suite 1204 - 700 West Pender Street
                   Vancouver, British Columbia, CANADA V6C 1G8
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each                        Name of each exchange
         class                            on which registered

    NONE                                           NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Shares, without par value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)


                  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,210,327 Common Shares, without par value.

                  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes  [X]         No  [  ]

                  Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17  [X]    Item 18  [  ]

                               GENERAL INFORMATION

CURRENT AND HISTORICAL EXCHANGE RATES

                  In this Form 20-F all references to dollars ($) are expressed in Canadian funds. As of September 24, 1996, the exchange rate for conversion to U.S. Dollars was $1.00 Canadian = $1.3679 U.S. Exchange rates represent the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past 5 years.

          [Rates quoted are the Canadian Dollar exchange for US $1.00]

Year            Period End        Average           High           Low
- -------------------------------------------------------------------------------
1995               1.3640          1.3726          1.4267          1.3275

1994               1.4030          1.3697          1.4078          1.3103

1993               1.3255          1.2939          1.3443          1.2428

1992               1.2714          1.2143          1.2885          1.1420

1991               1.1558          1.1460          1.1645          1.1203

                                     PART I

Item 1.           Description of Business.

               A. General

               Venture Pacific Development Corporation (hereinafter the "Company" or the "Registrant") is primarily engaged in the following businesses:

               (a) (i) securing management contracts with native Canadian Indian Bands (referred to herein as "First Nations" or "First Nations Bands") in Canada to provide them with requisite financing, planning, development, construction management and operational expertise to build and operate gaming facilities on Indian Reserves and (ii) entering joint ventures with experienced gaming associates to develop and own casinos in Canada and the United States;

               (b) acquiring and developing real estate properties including syndicating real estate developments through its wholly-owned subsidiary, Venture Pacific Capital Corporation; and

               (c) new and used vehicle leasing through Venture Pacific Vehicle LeaseCorp, Inc.

               B.   Business Strategy

                    1. Gaming

               The Company is establishing itself as a professional gaming corporation and intends to build an integrated, fully diversified, public gaming corporation specializing in the gaming facility market. In this endeavor it has utilized and will continue to utilize the substantial industry experience of its gaming associates to execute an aggressive expansion strategy aimed at dramatically increasing corporate revenues, overall profitability and shareholder returns.

                         a. First Nations Gaming

               "Gaming facility" operations extend beyond traditional "gambling only" casinos to the development of entertainment-oriented centers that include restaurants, keno, and bingo in addition to gambling facilities. Initially, the Company intends to focus its resources on what management believes is potentially the most dynamic segment of the gaming facility market, namely First Nations Gaming in Canada.

               First Nations Gaming, or "Indian Gaming," as it is generally known in the United States, has grown dramatically in the United States in recent years. Because of current rulings in the United States, the traditional casino gaming market in North America has expanded from the States of Nevada and New Jersey to hundreds of establishments operated by Indian Nations throughout the United States. Indian Gaming, and particularly First Nations Gaming in Canada, may be conducted by any First Nations Band provided that the Band obtains a license from a governing body to do so. The Company will engage in all facets of gaming facility development for First Nations Bands, including designing, building, financing and managing gaming facilities. The gaming facilities themselves will be owned by the First Nations Bands.

               Competition is becoming more limited to work with and/or advise these Bands as some other gaming management companies have grown tired of awaiting the issue of revised gaming regulations. The Company's competition will be from Canadian-based companies only as the laws of British Columbia allow only Canadian management companies to offer such services. While the Company believes that its personnel are as capable as any, it cannot currently accurately assess the size, experience or resources of its current or potential competitors or their level of committment in awaiting the issue of revised gaming regulations. Therefore the Company cannot predict whether or not it will be successful in its First Nations Gaming business.

               Canadian law currently gives Provinces the authority to operate games of chance within their jurisdiction. In order to operate a gaming facility on First Nations lands, the Company must first obtain approval by the governing authority of the applicable First Nations Band in addition to Provincial Government approval. Each Province has different Regulatory Procedures. To operate in all Canadian Provinces, the Company must comply with the differing regulations established by each Provincial Government.

               Existing regulations in British Columbia require an operator to provide an in-depth market and feasibility study in support of the application for a license to allow their affiliated First Nations Band to develop and operate a gaming facility. Existing regulations allow only charitable or religious organizations to be licensed to conduct gaming operations. The licensed organizations (licensee) must be operated on a not-for-profit basis and must exist primarily for public service or community benefit with objectives and activities that are primarily for: (1) relief of poverty, disadvantage or distress; (2) advancement of education, culture or the arts; (3) advancement of religion; (4) for other purposes beneficial to the community (amateur, athletic sports or public safety and public facilities).

               The Province of British Columbia has been examining its existing regulations with a view to issuing revised gaming regulations. The Province indicated in June, 1995 that new gaming facilities would be considered as a part of opportunities afforded to First Nations and that in reviewing proposals the Gaming Commission would consider, inter alia, its stated objective of enhancing First Nations opportunities in gaming. However, the Province stated in a news release on June 28, 1995, that changes to the gaming regulations would be "moderate" and that no "major" changes in gaming regulations would ensue. The release also stated that the Gaming Commission will follow the Canadian federal government's general policy of rejecting "Vegas-style casinos and video lottery terminals" (without further defining "Vegas-style casinos") but added that the Gaming Commission has not made any decisions yet concerning "betting limits, hours of operation, numbers of tables and types of games."

               In 1995, the Province assigned the task of revisions to the British Columbia Gaming Commission. The Gaming Commission is expected to issue guidelines for the revised gaming regulations sometime before the end of 1996.

               Previously, the Gaming Commission has stated that it will follow a "made in B.C." approach (ensuring that gaming benefits a broad range of British Columbians by, inter alia, requiring that proposed business plans evidence the input and support, after consultation, of the local communities where the gaming will take place, and other policies to ensure that investment in, and management of, gaming activities resides in British Columbia). The Gaming Commission also expects that Provincial regulations will be forthcoming before the end of 1996 which will provide for "pooling" of revenues from First Nations' gaming operations (i.e., a portion of revenues from any First Nations facilities will be pooled for use by First Nations across British Columbia).

               As outlined above, existing regulations allow charitable organizations and First Nations Bands to pay up to 40% of their gross revenues to a management company, such as the Company, for expenses related to gaming facility operations. Therefore, even if existing regulations are not substantially revised to expand gaming beyond charitable games and bingo operations, the Company intends to proceed to offer its services to First Nations and charitable operations. Although the Company cannot project what revisions to gaming regulations will be forthcoming, the Gaming Commission's stated objectives of enhancing opportunities for First Nations' gaming and ensuring that investment in management of British Columbian gaming be based in British Columbia would appear to positively impact the Company as a British Columbian enterprise that is offering investment and management operations to First Nations Bands. However, the final form that the Gaming Commission's regulations will take is uncertain.

               The Company is assisting a number of First Nation Bands in British Columbia in their efforts to obtain licenses to establish gaming facilities on their lands. Because current Gaming Commission regulations prohibit publicly traded companies, such as the Company, from receiving gaming licenses, the directors of the Company formed a private holding company called TGN The Gaming Network, Inc. ("TGN") of which such directors are the private shareholders. (See Organizational documents of TGN at Exhibits 2.5 and 2.6 hereto.) TGN has applied to the British Columbia Gaming Commission for a casino license. Should this application be approved, TGN would contract with the Company to design, develop, finance and manage gaming facilities in conjunction with First Nation Bands and in accordance with provincial gaming regulations. The Company cannot predict whether TGN will receive a gaming license.

               The Company is also exploring possible joint ventures in the North American gaming industry. On September 16, 1996, the Company entered into a Letter of Intent with Louis E. Hinds of Las Vegas, Nevada and Bill's Trading, Inc. of Richmond, British Columbia, to develop and own a casino near Las Vegas, Nevada. Pursuant to the terms of the Letter of Intent, the Company will hold an 81% carried interest in the gaming project, Louis E. Hinds will hold a 10% interest, and Bill's Trading, Inc. will hold the remaining 9% interest. The Company cautions that the Letter of Intent is subject to the parties' due diligence and that a formal agreement may not ultimately be entered.

               2. Real Estate Development

               The Company has fee simple interest in a number of real estate properties in or near Pemberton, British Columbia. Specific information regarding each property is set forth under "Item 2. Description of Property." The Company holds its real estate interests through wholly owned subsidiaries. The Company has, in the past, sought financing for these projects from a variety of sources, including standard mortgage and bridge financing.

               In the fall of 1995, the Company formed a new corporation, Venture Pacific Capital Corporation ("Capital"), to raise equity financing through a syndication structure for development projects. (See organizational documents at Exhibits 2.7 to 2.9 hereto.) Capital was originally designed to assist the Company in securing the necessary equity for the Travelodge Motor Inn project in Pemberton, British Columbia (See Hurley Lodge, below). The equity was to be raised through an Offering Memorandum for sophisticated investors. The response from the financial community was such that Capital actively pursued assignments for other companies on a fee for service basis and a carried interest position. Capital currently has $8.2 million of equity financing under contract and a further $7.5 million under negotiation. In the fall of 1996, Capital may offer asset management services to North American pension funds and financial institutions on a fee basis.

               The Company now has several projects planned or underway with financing through Capital. These include three motor inns and two brew pubs, to be located in various parts of British Columbia and in which the Company may hold equity interests in amounts up to 20%. Capital has been approached by Avex Corporation of Dallas, Texas to syndicate a 38-acre parcel of land adjacent to the Texas Motor Speedway in Fort Worth and a 70,000 square foot office building in Dallas.

               Regarding the brew pub, on August 12, 1996, Capital announced that approvals have been obtained from the City of Prince George, British Columbia for the establishment of the Buffalo Brew Pub. This is the first Pub license granted in Prince George since 1989. Capital is proceeding to syndicate the $2,175,000 required for the project. Capital will earn a syndication fee and the Company is to have a 10% carried interest in the project. Official opening is projected for April, 1997. The managing partners will be Unique Restaurant Concepts, a Vancouver group with a collective thirty years experience in the restaurant/bar industry. Unique is involved with Joe Forte's, The Cannery, Da Pasta Bar and other successful Vancouver restaurant operations. Potential investors had the opportunity to use personal funds or Registered Retirement Savings Plan funds (RRSPs). The Company is currently conducting feasibility studies for similar brew pubs in Invermere, British Columbia and Banff, Alberta.

               The Company plans to develop a number of motor inns in British Columbia. In addition to the Company's current Travelodge project at Hurley Lodge, the Company is investigating projects involving an 80-unit Travelodge at Invermere, a resort near Banff and Radium Hot Springs in the Canadian Rockies, and a 45- unit motor inn at Burns Lake. Additional projects are being considered for Travelodge Inns in Pemberton and Kelowna.

               Real estate development is an intensely competitive and highly cyclical business, typically involving "boom and bust" cycles. While location is the most important factors in real estate ownership, development is also critically affected by the availability of financing and general economic conditions. The Company's real estate properties are subject to the risks generally incident to the ownership of real property, including liquidity, the need to meet fixed obligations, uncertainty regarding adverse local market conditions due to changes in general or local economic conditions, zoning laws, neighborhood characteristics, interest rates, availability of mortgage funds, availability of water and sewer services, changes in real estate property tax rates and other operating expenses, governmental rules and fiscal policies, acts of God (which may result in uninsured losses) and other factors which are beyond the control of the Company. The Company may be unable to resell its properties at a profit as a result of adverse conditions in local real estate markets or other factors or the imposition of regulations governing the use of the properties which have an adverse impact on the value of the properties. Many of these inherent risks may be intensified by economic recession and by other potential economic developments and uncertainties.

               C. New and Used Vehicle Leasing

               In August 1996 the Company formed Venture Pacific Vehicle LeaseCorp., Inc. ("LeaseCorp"), a wholly-owned subsidiary that will engage in leasing of new and used vehicles to customers who have approved credit through non-recourse bank plans. The Company has entered this market with LeaseCorp in an effort to diversify its business activities and to increase monthly cash flows. LeaseCorp will maintain an inventory of late model used vehicles for lease and sale. LeaseCorp will also have the capability to offer new vehicle leasing at discount prices. LeaseCorp has made arrangements with certain major vehicle manufacturers to purchase new cars and trucks at fleet discounts, which are substantially below manufacturers' suggested retail prices. LeaseCorp has arranged for non-recourse lease funding at two chartered banks to accommodate new vehicle leasing.

               D. Corporate Organization

               The Company's principal office is located at Suite 1204 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8. The Company has five full-time employees. The Company's subsidiaries are all British Columbia incorporated non-reporting companies. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements referred to herein also include its subsidiaries. The Company's fiscal year ends March 31.

                  The Company was incorporated under the Company Act (British Columbia) on March 18, 1986. The authorized capital of the Company consists of 50,000,000 common shares without par value (the "Common Shares"), of which 5,210,327 shares were issued and outstanding as of the Company's year-end of March 31, 1996. All Common Shares of the Company rank equally as to dividends, voting rights and participation in assets.

                  The Company became a public company on December 3, 1987 when it undertook an initial public offering of its Common Shares in British Columbia, Canada and became listed on the Vancouver Stock Exchange ("VSE"). The Company raised approximately $250,000 in that offering, which funds were allocated for working capital and for mineral exploration purposes. The Company had originally acquired an interest in a mineral property located in Osoyoos, British Columbia. Prior to the Company's offering, the Company was forced to change its undertaking from a mineral exploration company to a real estate development company because it was advised by the British Columbia Ministry of the Environment, Wildlife Branch, that the mineral property site had been declared a high priority site for the conservation of a bat habitat and that one of two species of bat located on the site was being considered for designation as endangered in California and Oregon. As a result, the Company amended its prospectus and changed its undertaking to a real estate development company which was approved by shareholders of the Company on September 23, 1988. From inception and prior to 1987 the Company had limited business activities.

               E. Investor Relations -- Web Page

                  On May 29, 1996, the Company entered an Investor Relations Agreement with Berwick Management Corporation ("Berwick"). Under the agreement, Berwick is to create exposure for the Company via various electronic support means. Pursuant to the Investor Relations Agreement, Berwick has established a World Wide Web Home Page on the Internet ("Browser", Netscape) at http://www.venpac.com. In conjunction with the Investor Relations Agreement, Jeffrey D. Berwick was appointed to the Board of Directors of 371208 B.C. Ltd., a wholly-owned subsidiary of the Company and was granted an option to purchase 75,000 Common Shares at $1.02 per share expiring May 29, 1997.

Item 2.           Description of Property.

               A. Pemberton, British Columbia - General

                  The majority of the Company's real estate interests are fee interests and are located in a broad river valley surrounded by mountains known as Pemberton, British Columbia. The Village of Pemberton enjoys a rural setting along the Sea to Sky Highway just 35 kilometers north of the resort municipality of Whistler, B.C. Pemberton is easily accessible from Vancouver (159 kilometers to the south) either by automobile along the scenic Sea to Sky Highway, by daily rail service as provided by B.C. Rail, or by one of the four daily scheduled passenger bus runs provided by Maverick Coach Lines, Ltd. The Pemberton Airport offers an alternative method of transportation to and from Pemberton. Access to the Pemberton area is also available from Lillooet via the Duffy Lake Road. From Vancouver, the drive by car takes approximately 2 to 2.5 hours.

                  According to 1991 data supplied by the Sea to Sky Economic Development Commission, the Pemberton area, in the prior 10 to 15 years, remained fairly stable but has experienced a steady increase in population. The 1988 population of Pemberton was estimated to be approximately 395. In the regional district of Squamish-Lillooet, approximately 80% of the population is located in the Howe Sound corridor. The Howe Sound corridor grew in population by approximately 4% between 1981 and 1986. During this same period, Whistler and Pemberton grew in population by approximately 46.2% and 19.7% respectively.

                  Pemberton is a small community of approximately 550 people. It encompasses in excess of 800 acres and functions as the service center for an additional approximately 2,100 residents of the Pemberton Valley (not including the residents of Whistler). The remainder of the Pemberton Valley as well as the surrounding wilderness area is under the jurisdiction of the Squamish, Lillooet Regional District.

                  The community provides both elementary and secondary education facilities (including a new high school) and the construction of a new community center is slated to commence in the not too distant future. Other services available to residents of Pemberton include a library, post office, RCMP detachment, three churches, a museum, two government offices, a Health Center as well as a Forestry and Highways office. Numerous commercial and retail services are also available to the local community.

                  Pemberton benefits both from the continued development of the neighboring four season resort of Whistler and its proximity to many natural and picturesque settings. Natural attractions include alpine meadows, Nairn Falls, Meager Creek Hot Springs, and Joffre Glaciers. Boating, hiking and fishing are just some of the activities available to residents and visitors to Pemberton/Pemberton Valley, with at least ten recreational areas within 30 kilometers of Pemberton itself. Pemberton has an 18-hole municipal golf course and an 18-hole Sea to Sky National Golf Course.

                  The Whistler resort area encompasses both the Whistler and Blackcomb Mountain ski resorts which in 1991 had 55 lodging establishments that could accommodate over 7,000 guests. In prior years the Whistler resort area regularly vied with Aspen, Colorado as the top-rated ski resort in North America. More recently, Whistler has surpassed Aspen in the ratings and has been rated the number one ski resort in North America for three years running by Snow Country Magazine, SKI Magazine and Skiing, three U.S. ski magazines. In 1991, the year round resident population of over 3,300 people increased to over 13,000 in the winter ski season and swelled to over 30,000 on busy weekends. During the 1994/1995 ski season there were a total of 1.7 million ski visits to Whistler. In 1994 it was estimated that Whistler received nearly 500,000 winter/spring visitors and 475,000 summer/fall visitors.

                  The Company believes the Pemberton area will continue to experience growth as a bedroom community for the growing resort of Whistler, and that the acquisition and development of real estate properties in the Pemberton area represents a sound investment at this time. Furthering this belief are recent and numerous unsolicited inquiries from developers offering to purchase some of the Company's holdings for the purposes of developing them. The Company has adopted the position that greater gains can be realized through the development of its holdings in the long term rather than selling off its assets.

                  In October, 1993, the Company received an independent real estate appraisal of its Pemberton real estate holdings prepared by International Property Consultants ("IPC"), of Vancouver, British Columbia. The IPC appraisal concluded that as of October 1993, the value of the Company's Pemberton real estate interests was in the order of $3,426,000. The material assumptions underlying the appraisal included: good and marketable title, no undisclosed interests in the property, that existing uses are legally conforming, that disclosed property interests were legally enforceable, and that the author did not undertake independent land, engineering, environmental or zoning surveys, and therefore assumed no latent defects existed in those areas. The Company paid IPC, including disbursements and applicable taxes, a total fee of $3,270.31. No affiliation, either past or present, exists between the Company and IPC.

                  Although management is aware that competition obviously exists for development in the fast-growing Pemberton area, competitive factors are a relative non-issue at this time because the properties are not undergoing current development. However, as each property is contemplated for development in the future, feasibility and/or market studies will be undertaken with a complete risk analysis, including competitive risks.

                  Regarding the environment, the majority of the Pemberton Valley is located in a flood plain. Thus, the Company has and will continue to consult applicable government bodies regarding protection of fish and wildlife and the design and protection of habitable structures and protection of their residents or users. Environmental and competitive costs will increase the overall development cost of the Pemberton properties, but these factors may only be quantified at the point of development planning, which the Company has not fully completed with respect to any property. Thus, complete information on environmental and competitive costs has not yet been determined.

                  The Company owns approximately 35 acres in Pemberton proper, but the balance of Company property in the Pemberton Valley consists of 210 acres in the Squamish-Lillooet Regional District. The material effect of the investment concentration is to position the Company to benefit from the development of Pemberton as a bedroom community of Whistler and as a service center for the Pemberton Valley itself. No Company affiliate owns or previously owned property in the Pemberton Valley, and as such, no collateral benefit was conferred on property owned by any affiliate as a result of the Pemberton or Squamish- Lillooet property concentrations.

               B. Real Estate Properties of the Company - Specific

                  1. Gas Bar and Convenience Store

                  In July 1988, the Company, through its wholly owned subsidiary, Pemberton Junction Store Ltd., acquired 0.66 acres of land located at the junction of Pemberton Portage Road and Highway 99 in The Village of Pemberton for a purchase price of $48,000. Since that time the Company has constructed, at a total cost of approximately $727,000, a Petro-Canada services station, car wash and 24 hour convenience store on the property.

                  Pursuant to an agreement between the Issuer, Pemberton Junction Store Ltd. and Petro-Canada Inc. ("Petro-Canada"), the Company initially leased the property to Petro-Canada for a term of five (5) years commencing July 1, 1990 and ending June 30, 1995, with an option to renew the lease for two (2) additional terms of five (5) years. By letter agreement, the Company and Petro- Canada renewed the lease for a five year period ending June 30, 2000. Under the renewal, annual rent to be paid by Petro-Canada is $75,000, which is prepaid in advance on the first day of July of each year of the renewal term.

                  The renewal agreement also provides for the following adjustments to be paid within sixty (60) days of the end of the lease year:

               (a) where the sales of gasoline and diesel fuel ("Fuel") are less than 3,800,000 liters in a lease year, then the Company shall rebate to Petro-Canada an amount equal to $0.015 for every liter of Fuel sold less than 3,800,000 liters;

               (b) where sales of Fuel are more than 4,000,000 liters in a lease year, Petro-Canada will pay to the Company, as additional rent, an amount equal to $0.025 for every liter of Fuel sold in excess of 4,000,000 liters.

                  Such rental adjustments may be deducted from the following year's rent. In addition, the Company has granted to Petro-Canada the right of first refusal to purchase or lease the property and all buildings and improvements thereon.

                  Pursuant to an Asset Purchase Agreement dated October 23, 1992 (the "Purchase Agreement") between the Company and 341794 B.C. Ltd., of Suite 300, 1110 Hamilton Street, Vancouver, British Columbia ("B.C. Ltd.") the Company agreed to sell 50% of all the land, assets and undertaking of the Company's gas bar and convenience store. Neither 341794 B.C. Ltd. nor any of its directors, officers or beneficial owners is affiliated with the Company. The Purchase Agreement provided that the purchase price shall be $450,000 payable as follows:

               (a)  the amount of $125,000 (which has been paid);

               (b) the assumption by B.C. Ltd. of one-half of a mortgage registered against title to the land in the principal amount of $200,000;

               (c) the unpaid balance of $125,000 is to be paid in monthly installments in the amount of $4,166.66; and

               (d) 50% of the B.C. Ltd.'s cash flow derived from the operation of the gas bar and convenience store is to be paid to the Company in quarterly installments and is credited toward the outstanding purchase price.

                  The purchase price remaining outstanding accrues interest at the rate of the prime lending rate as established by The Royal Bank of Canada calculated semi-annually. In addition, the Purchase Agreement provides that upon completion of the acquisition, B.C. Ltd. will assume and pay 50% of the balances owing by the Company as of the time of closing under any mortgages, conditional sales contracts and any other instruments of indebtedness of the Company with respect to the operation of the gas bar and convenience store.

                  Upon completion of the 50% acquisition by B.C. Ltd., the Company and B.C. Ltd. entered into a joint venture agreement dated October 23, 1992, whereby the Company and B.C. Ltd. agreed to carry on the operations of the gas bar and convenience store as a joint venture business operation to be known as the Pemberton Junction Store Joint Venture ("PJSJV"). The Co-Owners Agreement provides that each party shall contribute an initial capital contribution of $25,000 to the joint venture. The Co-Owners Agreement also provides that the co-owners acting together will have full and complete charge of the affairs of the joint venture and the management of the day-to-day operations of the joint venture and shall agree to appoint Nester's Market Ltd. as the manager of the gas bar and convenience store operations. 341794 B.C. Ltd. is a wholly-owned subsidiary of Nester's Market Ltd. No affiliation exists between the Company, its directors, officers or beneficial owners and Nester's Market Ltd., its directors, officers, or beneficial owners.

                  Each co-owner granted the other co-owner a right of first refusal to purchase its respective interest. In addition, should a co-owner not contribute its proportionate share of contribution to the joint venture when called upon to do so, that defaulting co-owner's non-payment may be made by the other co-owner. Any monies so advanced will be considered a demand loan to be secured by way of a mortgage against the default co-owner's interest in the title and will accrue interest at the rate equal to the prime rate set by The Royal Bank of Canada plus 4% per annum.

                  The term of the joint venture commenced on October 31, 1992 and will continue until the joint venture is dissolved in accordance with the Co-owners Agreement or October 31, 2012, whichever is the earlier.

                  Pursuant to an agreement dated October 31, 1992 between PJSJV and Nester's Market Ltd. ("Nester's"), PJSJV engaged Nester's to manage the day-to-day operations and business of the convenience store and gas bar service station. In consideration thereof PJSJV will pay to Nester's a fee in the amount of $50,000 per annum payable in equal monthly installments of $4,166.66 commencing November 1, 1992. The term of the Management Agreement is from October 31, 1992 to such time as both parties agree to terminate the Management Agreement or until the Co-ownership Agreement shall expire or terminate. However, the Company has the right to terminate the Management Agreement after October 31, 1994 if the pre-tax net profit of the gas bar and convenience store did not exceed $100,000. Although pre-tax net profits did not exceed $100,000 by October 31, 1994, the Company has not yet elected to terminate the agreement.

                  Sunnybrook Securities Ltd. holds a first mortgage on title to the lands comprising the gas bar and convenience store. The principal amount of the mortgage is $400,000 and accrues interest at the rate of 10% per annum. Monthly payments of principal and interest amount to $1,725.35 (interest of $1,602.55 and principal of $122.80) and the mortgage matures on December 1, 1997. The principal amount of the mortgage and the obligation to repay the same is divided 50/50 as between the Company and B.C. Ltd. Sunnybrook Securities Ltd. is a Grand Cayman company owned by Arthur Clemiss. Arthur Clemiss is a former director of the Company. As of August 31, 1996, the Company's portion of the principal outstanding was $116,126.

                  Petro-Canada Inc. held a second mortgage on title to the lands comprising the gas bar and convenience store. The principal amount of the mortgage's $75,000 was payable on demand and carried interest at the rate of 18% per annum. The mortgage was granted to secure the advance annual rent paid by Petro-Canada as described above, but the mortgage has been satisfied completely and the gas bar and convenience store is no longer subject to it.

                  Both the Company and B.C. Ltd. hold cross third mortgages against each other's 50% interest in the lands comprising the gas bar and convenience store. The mortgages were granted for the purpose of securing any advance made by one of the parties to PJSJV where the other party was not able to contribute capital on a cash call pursuant to the Co-owners Agreement as described above.

                  The Pemberton Junction Store Joint Venture has increased sales and profits and the professional management has proven to be beneficial, as the following table of comparative sales and profit figures for the 1993 to 1996 fiscal years demonstrates:

50% Share In:       1996             1995         1994                 1993

Total Sales:     $1,973,854      $1,726,212    $1,547,853             $420,348

Net Profits:        143,370         120,133        99,191                2,543

                  2. Hurley Lodge

                  In June 1988, the Company, through its wholly owned subsidiary, The Hurley Lodge Inc., acquired property consisting of 9.1 acres located approximately 15 meters southwest of the gas bar and convenience store property for a purchase price of $134,000. In November 1995, the Company placed a deposit for a license with Forte Hotels, Inc. of El Cajon California, for the development of an 80- unit Travelodge Motor Inn on the Hurley Lodge site. The Company will develop the project in conjunction with Royco Hotels, Inc. of Calgary, Alberta, which was recently purchased by Hospitality Franchise Systems, Inc. of New York, the exclusive franchisor of Travelodge and Thriftlodge in Canada.

                  In January 1990, the Company had received a feasibility analysis from Levanthol & Horvath which indicated that the proposed hotel/motel site would be viable at 100 rooms and forecasts net revenues of $432,000 in year one, rising to $635,000 in year two and $773,000 in year three. Due to market conditions and the lack of financing at the time of the study, management of the Company decided to delay indefinitely the construction of the hotel/motel site. The feasibility analysis assumed that inflation would continue to rise at 4-6%, that the motor inn would be affiliated with the Best Western chain, that the Pemberton airport would be expanded after fall, 1989, that the motel would provide at least 50 rooms, be well-designed, maintained, and managed, and that completion of the 100 kilometer Duffy Lake Road between Pemberton and Lillooet was key to Pemberton's development (now completed). The study assumed that the economic improvement and development both in the area specifically and in British Columbia as a whole, would continue on into the 1990s. As the area has continued to experience growth in the six years since the report has issued, management anticipates that the projections therein would be favorably exceeded. The Company paid Levanthol and Horvath approximately $12,450.00 for the study.

                  The Travelodge Motor Inn is to be located on only part of the
9.1 acre site which is zoned commercial. The inn could be expanded by an additional 40 rooms if market conditions warrant. A development permit is pending. The Company is considering offering an equity participation to investors, subject to regulatory approval.

                  The balance of the site owned by the Company is being considered for a free standing chain restaurant, 5,000 square feet of retail space, a gas/bar convenience store, and a future development of approximately 36-48 townhouse units. Feasibility studies are currently under way in this regard.

                  3. Cardlock Fuel Depot

                  In May 1988, the Company, through its wholly owned subsidiary, 345385 B.C. Ltd., acquired 0.93 acres of land located approximately 300 meters from the proposed hotel site for a purchase price of $60,000. Pursuant to a lease and right of first refusal agreement dated June 1, 1989 between the Company's subsidiary, 345385 B.C. Ltd., and Gordon Milne of Box 939, Garibaldi Highlands, British Columbia ("Milne"), the Company initially leased the property to Milne for a primary term of five (5) years commencing January 1, 1990 and ending

December 31, 1994. With the consent of the Company, Milne assigned the lease to Squamish Petro Services Limited ("Squamish Petro"). The lease provides that rent shall be paid to the Company at the rate of $1,500 per month from January 1, 1990 to June 1, 1990 and at a rate of $2,000 per month from July 1, 1990 to and including December 31, 1994. The lease further provides that the property should not be used for any purpose other than the business of operating an industrial card-lock facility. The lease also provides that, provided Squamish Petro is not in default of the lease, it shall have an option to renew the lease for one successive term of five years. Squamish Petro renewed the lease for a further term of five years, from January 1, 1995 to December 31, 1999, at a rental of $2,300 per month.

                  The lease grants to Squamish Petro a right of first refusal during the term of the lease to purchase the property from the Company should the Company receive a bona fide offer to purchase the property from a third party.

                  4. Creekside Village

                  In June 1989, the Company, through its wholly owned subsidiary, Creekside Village Apartments Ltd., acquired a property of approximately 5.5 acres located in Pemberton for a purchase price of $58,000. The Company initially intended to construct residential apartments on this site, but obtained a rezoning of the property from The Village of Pemberton to accommodate multiple family dwellings with not more than 144 dwelling units per parcel of land.

                  In order to determine the best use of the property, the Company entered discussions with the Village of Pemberton and completed a "Creekside Village Market Study" in May, 1994. The Village of Pemberton indicated that the municipality would favor a less intensive use of the property. Excerpts from the Official Community Plan of Pemberton shows a propensity to:

               (a) encourage growth of the Village, particularly in the residential and commercial sectors;

               (b)  provide affordable housing for the Whistler Resort area;

               (c) maintain its "small town" lifestyle, acknowledging the rural and urban components of Pemberton;

               (d) keeping the Village small-scale with respect to low residential densities; and

               (e) strive for an architectural charm that relates to Pemberton's scale and natural environment.

                  Non-transient Whistler employees have very few housing options open to them primarily due to the fact that "conventional" housing is very expensive and the majority of new construction is targeted towards the recreational/investor market, rather than as a permanent residential base. Essentially, Whistler employees are faced with either high rental costs in the immediate area and or must look to Squamish (located approximately 58 kilometers south of Whistler) or Pemberton for alternative housing choices should they wish to own their own homes.

                  This housing issue, the Village of Pemberton's vision for the future, and the Company's own Creekside Village Market Study, resulted in the opinion that a more appropriate use for the property would be the development of "affordable" townhouse units geared toward those desirous of establishing a permanent residential base in the Whistler/Pemberton area. Establishing what this "affordable" product should consist of can be formulated by studying the Squamish townhouse market. Furthermore, a secondary market to consider is that of the recreational market - a market desirous of locating in the Whistler/Pemberton Valley region, but unwilling to accept either the product or pricing choices available given their perceived lifestyle wants or needs.

                  The architectural firm of Burrowes, Huggins was engaged August 10, 1994 to effect the development of the property, whether through a full re-zoning of the property or by way of a development variance. Based in Vancouver, B.C., the principals of this firm are experienced not only in multi-family developments but also in the development of such projects in the Whistler area and are familiar with development constraints associated with rural/resort settings.

                  The project will involve the development of 54 ground oriented townhouses offering approximately 1,400 square feet townhouse units arranged in clusters of 2 to 4 units. The total project will offer approximately 77,000 square feet of net saleable area consisting of wood frame construction. It is the intent to develop a project that not only complements its rather unique and natural setting but also creates its own sense of community by acknowledging Pemberton's desire to maintain its "small town" lifestyle via an architectural style consistent with its natural setting and scale. Special consideration will be focused on the siting of units on the property to maximize the benefits of its river and mountain setting and to allow for us much open space as possible via internal roadways, parking and green-space considerations.

                  The target market for this development is the non-transient Whistler employee wishing to establish a residential base in the Whistler/Pemberton Valley. The Whistler employee has very few housing options to choose from. "Conventional" housing in the Whistler area is either very expensive or virtually non-existent in light of the fact that the majority of new construction is targeted towards the recreational/investor market. The Whistler employee faces either high rental costs in the immediate area or must look to Squamish (approximately 58 kilometers to the south) or Pemberton for housing choices that are more conducive towards their perceived lifestyles, wants, and budgets. The same considerations can be applicable to a secondary target market - that of the recreational market which are again limited by housing/recreational options available in Whistler - both in terms of cost and the type of accommodation available to meet their lifestyle wants and needs.

                  Prices for the units start at $162,500 for a two bedroom home, which is considerably less than similar housing at Whistler. Marketability of the units was further enhanced by a decision of the Canada Mortgage and Housing Corporation (CMHC) to increase lending limits in Pemberton for its high-ratio financial assistance from $125,000 to $175,000. Whistler Real Estate Company, which is marketing the units, has presold 70% of the units. The project is well under construction and is expected to be completed by the end of 1996. First phase occupancy is expected to be late November or early December 1996.

                  5. River Front Property

                  In December 1988, the Company, through its wholly owned subsidiary 345384 B.C. Ltd., acquired certain property for a purchase price of $175,000. This property consists of approximately 133 acres and is located immediately north of Pemberton on the other side of the Lillooet River.

                  The Company had applied to the Squamish-Lillooet Regional District to obtain zoning for the development of residential housing on the property in

December, 1989 (the property is located immediately outside of the municipal boundary of Pemberton). However, in January, 1991 upon further assessment of its application, the Company determined that market conditions did not warrant continuing with the development plans.

                  On September 3, 1996 the Company reached an agreement to sell the Lilloet River site for $550,000. Finalization of the agreement is subject to the purchasers' due diligence and completion of definitive documents on or before October 1, 1996.

                  6. 40.5 Acre Site

                  In September 1989, the Company, through its wholly owned subsidiary, 371208 B.C. Ltd., acquired an interest in 40.5 acres located in Pemberton at a purchase price of $225,000. The property is part of an Agricultural Land Reserve and as such is not immediately available for development. "Agricultural Land Reserves" were established by government legislation in April, 1973 to preserve agricultural lands for present and future use and to protect them from encroachment of non-farm uses and subdivisions. Such designation greatly limits development potential of certain lands, but does permit one dwelling unit per 10 acres.

                  The March 30, 1994 Official Community Plan of The Village of Pemberton identifies this land as suitable for residential development and recommends its exclusion from the Agricultural Land Reserve. The Community Plan identifies and shapes the development of the community vis-a-vis commercial, industrial, or residential development. The Community Plan clearly states that it is limited in that it can "only encourage senior levels of government to take action [such as an actual rezoning], but cannot commit or require senior governments to act." Thus, the Community Plan will not obligate the Canadian federal government to rezone the Agricultural Land Reserves. When appropriate, the Company will make application to remove the property from the Agricultural Land Reserve in order to maximize its development potential. However, the Company does not have any intentions of attempting to have it taken out of Agricultural Land Reserve in the near future.

                  7. Pemberton Ridge Property

                  In March 1990, the Company, through its wholly owned subsidiary, 378586 B.C. Ltd., purchased 19 acres located in Pemberton for a purchase price of $250,000. The Company initially planned to construct a townhouse development on the site, which was zoned multi-family residential to permit the development of 120-125 townhouses. However, on August 27, 1996, the Company reached an agreement to sell the property for $1,000,000.

Item 3.  Legal Proceedings.

                  The Company requested verification of the existence of any material legal proceedings through a shareholder questionnaire to Arthur Clemiss in the course of the preparation of this Annual Report on Form 20-F, but Mr. Clemiss declined to complete the questionnaire. The information reported reflects the legal proceedings as far as is known to the Company on this basis. To the Company's knowledge, no material legal proceedings exist which must be disclosed in response to this item.

Item 4.    Control of Registrant.

                  The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

                  The following table sets forth certain information as of September 19, 1996 concerning the beneficial ownership of Common Shares of the Company as to (a) each person known to the management of the Company that is the beneficial owner of more than 10% of the 5,210,327 outstanding shares of the Company's Common Shares and (b) the Company's officers and directors as a group:

Ownership of Common Shares(1)

Name and Address                   Number of Shares         Percent

Arthur Clemiss                     3,096,184(2)              51.39%
Coral Stone Club
Apartment 14
Post Office Box 30105
West Bay Road, Grand Cayman
British West Indies

Officers and Directors of the
Company as a Group (4 persons)       425,000                   7.75%


(1) Unless otherwise noted, each person listed has, to the best of the Company's knowledge and belief, sole voting and investment power with respect to the indicated shares. The percentages for each listing are calculated based on the number of outstanding shares plus the number of shares that the person or group has the rights to acquire within 60 days.

(2) The Company requested verification of beneficial ownership through a shareholder questionnaire to Arthur Clemiss in the course of the preparation of this Annual Report on Form 20-F, but Mr. Clemiss declined to complete the questionnaire. The information reported reflects Mr. Clemiss' beneficial ownership as far as is known to the Company. Arthur Clemiss directly holds of record 45,832 Company Common Shares (0.88%). Sunnybrook Securities Ltd., a Grand Cayman corporation, directly holds 864,644 Company Common Shares. Sunnybrook is wholly owned by Arthur Clemiss. An additional 1,371,064 shares are held by Richardson Greenshields Ltd. for Sunnybrook Securities Ltd. through a Grand Cayman brokerage account. Sunnybrook Securities Ltd. also holds warrants to purchase 814,644 Common Shares. Mr. Clemiss is a Canadian citizen, but a permanent resident of Grand Cayman. Conrad Clemiss is the son of Arthur Clemiss and a director of the Company. Conrad Clemiss beneficially owns 275,000 shares as follows: 150,000 Common Shares, an option to purchase 25,000 Common Shares and warrants to purchase an additional 100,000 shares. Conrad Clemiss claims sole voting and investment power with respect to his own shares and disclaims all investment or voting power over Arthur Clemiss' shares or beneficial position. Conrad Clemiss disclaims that any understandings exist between himself and Arthur Clemiss which affect the control of the Company.

                  The Company is unaware of any arrangements which may operate in the future to result in a change of control of the Company.

Item 5.  Nature of Trading Market.

                  The shares are traded in Canada on the Vancouver Stock Exchange under the symbol VPV and in the United States in the Non-Nasdaq Over-the-Counter Quotation System under the symbol VEPDF. In June, 1996, the Company submitted an application for inclusion in the Nasdaq SmallCap Market, but withdrew the application in August, 1996. The Company plans to resubmit its application for the Nasdaq SmallCap Market in the future, when the Company's share price meets the exchange's listing requirements.

                  The following table sets forth, for the periods indicated, the high and low reported price of the Company's Common Shares on the Vancouver Stock Exchange and the Non-Nasdaq Over-the-Counter Quotation System:

                 Vancouver Stock Exchange              Non-Nasdaq OTC
                     (in Canadian $)                     (in U.S. $)
                     High           Low               High        Low
1996
- ----
2nd Quarter          2.00           0.80             1.49         0.33
1st Quarter          1.55           0.61             1.13         0.56

1995
- ----
4th Quarter          0.78           0.35             0.53         0.32
3rd Quarter          1.00           0.70             0.80         0.52
2nd Quarter          1.35           0.70             1.10         0.50
1st Quarter          1.55           0.90             1.15         0.63

1994
- ----
4th Quarter          1.25           1.25             1.52         0.88
3rd Quarter          1.35           1.35             1.36         0.75
2nd Quarter          5.50           1.00             1.11         0.50
1st Quarter          3.50           1.50             4.10         1.30

                  The Company believes it has in excess of 448 beneficial owners of its Common Shares worldwide and 174 beneficial holders in the United States who hold approximately 818,682 shares or approximately 15.7% of the total number of issued and outstanding shares.

Item 6.     Exchange Controls and Other Limitations Affecting Security Holders.

                  There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Registrant's securities. However, any such remittance to a residence of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see "Item 7. Taxation" below.

                  There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter or other constituent documents of the Registrant with respect to the right of non-resident or foreign owners to hold and/or vote shares of the Registrant's Common Shares. However, the Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

                  Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of Cdn. $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of Cdn. $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than Cdn. $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

                  Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 1996, the Threshold was determined to be Cdn. $168,000,000.

                  A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of the World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

                  Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

               (i) engages in production of uranium and owns an interest in a producing uranium property in Canada;

               (ii) provides financial services;

               (iii) provides transportation services;

               (iv) is a cultural business.

                  If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice of review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

Item 7.    Taxation.

CANADIAN FEDERAL INCOME TAXATION

                  The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares pursuant to this Annual Report who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on insurance business in Canada and elsewhere, do not hold Common Shares that is effectively connected with an insurance business carried on in Canada.

                  This summary is based on the current provision of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

                  A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Capital Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Capital Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arms length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company has qualified an elected to be a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Shares provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

                  Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. The reduction to 5% for corporations owning at least 10% of the voting shares of the Company is phased in at 7% for dividends paid before 1996 and at 6% for dividends paid before 1997.

                  The foregoing discussion of Canadian taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Shares.

Item 8.    Selected Financial Data.

                  The following table sets forth selected financial data for the Company. Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 1996, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See note 13) that have been audited by Deloitte & Touche, Vancouver, Canada. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                       1996           1995           1994           1993           1992
                                                       (All Canadian Dollars)
Operating Data
    Revenue(2)                    $   287,039    $   224,723    $   176,979    $    87,875    $   (21,074)
    Administrative expenses          (367,286)      (570,225)      (793,640)      (175,685)      (248,383)
    Gain (loss) on disposal
      of property held for
      development                          --        596,398             --             --        (21,545)
    Write off of investments               --             --       (499,039)            --        (10,087)
    Gain on disposition of assets          --             --             --         69,941             --
    Write off of resource
      properties                           --             --             --             --       (231,553)
                                  -----------    -----------    -----------    -----------    -----------

Net income (loss)                 $   (80,247)   $   250,896    $(1,115,700)   $   (17,869)   $  (532,642)
                                  ===========    ===========    ===========    ===========    ===========

Earnings (loss) per share(1)      $     (0.02)   $      0.09    $     (0.57)   $     (0.02)   $     (0.51)
                                  ===========    ===========    ===========    ===========    ===========

Balance Sheet Data
    Working capital (deficiency)    1,071,899      1,071,190        351,198         97,471        (21,899)
    Total assets(3)                 5,177,778      4,021,847      3,423,208      2,809,116      3,059,929
    Long term debt                    116,514        117,311        198,428        199,626        400,000
    Shareholders' equity            4,814,999      3,788,846      3,090,250      2,445,961      2,463,830

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

                                                  1996          1995            1994              1993                 1992

Net income (loss)-
  Canadian GAAP                             $(80,2470)      $250,896      $(1,115,700)         $(17,869)           $(532,642)
Differences:
    Deferred casino costs,
      expensed under US GAAP                  (56,735)      (221,750)        (425,963)              --                    --
    Capitalized holdings costs,
      expensed under US GAAP                  (20,739)        (4,959)          (5,928)          (11,301)             (19,991)
                                          -----------     ----------     ------------       -----------          -----------

Net income (loss)-US GAAP                   $(152,721)    $   24,187      $(1,547,591)         $(29,170)           $(552,633)
                                          ===========     ==========      ===========        ==========          ===========
Earnings (loss) per share-
       US GAAP(1)                              $(0.05)         $0.01           $(0.86)           $(0.03)              $(0.59)
                                              =======          =====           =======          =======              =======

Weighted average number of shares
    outstanding under US GAAP(1)            3,396,308      2,571,288        1,802,245         1,033,615              940,450

Shareholders' equity-
    Canadian GAAP                          $4,814,999     $3,788,846       $3,090,250        $2,445,961           $2,463,830
Differences:
    Deferred casino costs, not
      capitalized under US GAAP              (704,448)      (647,713)        (425,963)               --                   --
    Capitalized holdings costs,
      expensed under US GAAP                 (156,858)      (136,119)        (131,160)         (125,232)            (113,931)
                                           -----------    -----------      -----------       -----------          -----------

Shareholders' equity-US GAAP               $3,953,693     $3,005,014       $2,533,127        $2,320,729           $2,349,899
                                           ==========     ==========       ==========        ==========           ==========

(1) Earnings (loss) per share takes into effect the 1-for-6 share consolidation completed during the year ended March 31, 1993.

(2) Revenues for all periods disclosed comprises the results of the corporation's interest in a joint venture, interest and other miscellaneous income. Under US GAAP these amounts would not be considered as "Other income" rather than "Revenue." There is no effect on reported net income
     (loss).

(3) Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP: 1996 - $4,316,472, 1995 - $3,238,015, 1994 - $2,866,085, 1993 - $2,683,884 and
     1992 - $2,945,998.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT DISCUSSION
For the year ended March 31, 1996

RESULTS OF OPERATIONS

During the year ended March 31, 1996, the Company has continued its efforts to enhance its real estate holdings and improve its overall management strategies and techniques. Total revenue for the year ended March 31, 1996 amounted to $287,039 compared to $224,723 for the year ended March 31, 1995, or an increase of twenty-eight percent (28%). The increase in revenue was largely due to an increase in interest income from a deposit of $1,000,000 in May 1995, resulting from the sale of the Indian Arm property, reflecting a gain of $596,398 on the sale itself, and also an increase in revenue from the Pemberton Junction Store Joint Venture. Net income from the Pemberton Joint Store Joint Venture ("PJSJV") increased from $140,458 for the year ended March 31, 1995 to $162,180 for the year ended March 31, 1996, an increase of sixteen percent (16%). The increase in net income from the PJSJV is largely due to a combination of better management techniques and increased sales.

     Although total revenue was increased by 28% from the last fiscal year, the management team was able to reduce expenditures by thirty-six percent (36%) from $570,225 the previous year to $367,286 in the current year (see chart 1). The reduction was largely due to the capitalization of part of the executives salaries and wages, which was allocated to projects under development, gaming facilities and property held for development. The determination of the management team to reduce costs such as administration, consulting and legal fees and also traveling expenses resulted in a seventy-seven percent (77%) decrease in net loss of $345,502 in the year ended March 31, 1995 to a net loss of $80,247 in the same period in 1996.

                   RESULTS OF OPERATIONS

       Total Revenue   Total Expense    Net Loss
1996        287,039       367,286        (80,247)
1995        224,723       570,225        250,896
1994        176,979       793,640     (1,115,700)

                   RESULTS OF OPERATIONS
            Expense items for 1996, 1995 and 1994

                   1996       1995        1994
Administration      0         23,624      52,480
Consulting          0          5,697     122,858
Legal             23,270      39,066     175,295
Travel            31,442      63,386     151,957

LIQUIDITY AND CAPITAL RESOURCES

As is illustrated in chart 3, as at March 31, 1995, the Company had a working capital of $1,071,899, approximately the same as the previous year's working capital. Current assets have increased from $1,187,754 in 1995 to $1,319,120 in the 1996 fiscal year. The increase was mainly due to cash proceeds as explained below. Current liabilities have increased from $116,564 in 1995 to $247,221 in 1996 due to land development cost accruals. During the 1996 fiscal year, the Company received total cash proceeds of $1,106,400 ($162,400 from stock warrants and $994,000 from private placements issued for cash). In addition, the Company received $170,000 from PJSJV and $124,859 from interest and other income. Gaming facility development cost was $56,735 for the 1996 fiscal year. $1,033,067 was invested in land development, mainly in the 54 townhouse complex known as Creekside Village at Pemberton. An amount of $850,000 from the private placement was additional funding for the Creekside Village Project. Due to the receipt of $1,000,000 in proceeds from the Indian Arm property in May 1995, the accounts receivable was decreased from $1,026,771 in the 1995 fiscal year to $16,687 in 1996.

As indicated in table 1 and charts 4 and 5, the Company properties' fair market value is higher than the original cost by approximately 286% and is 127% higher than the net book value. The estimated fair market value was based on the most recent sales of similar properties in the area and appraisal of market conditions by management as at March 31, 1996.

                                    CHART 3
                CURRENT ASSETS, LIABILITIES AND WORKING CAPITAL

        Current Assets    Current Liabilities    Working Capital
1996      5,177,778            362,779              1,269,089
1995      4,021,847            233,001                122,549

                                    TABLE 1
            PROPERTIES HELD FOR DEVELOPMENT - APPRECIATION ANALYSIS

                        DATE OF      ORIGINAL      NET BOOK VALUE AS     ESTIMATED FAIR
    PROPERTY          ACQUISITION      COST        AT MARCH 31, 1996      MARKET VALUE
Hurley Lodge           June 1988     $134,000        $  466,694          $  900,000

Lillooet River Front   Dec. 1988      175,000           292,558             780,000

Lillooet Water Front  Sept. 1989      225,000           208,644             480,000

Cardlock Fuel Depot     May 1988       60,000           160,170             250,000

Pemberton Ridge        Mar. 1990      250,000           310,442             850,000
                                     --------         ---------          ----------
TOTAL                                $844,000        $1,438,508          $3,260,000
                                     ========         =========          ==========

                                    CHART 4
                        PROPERTIES HELD FOR DEVELOPMENT
                                   Analysis
                             Thousands of Dollars

                                                  Estimated Fair
                 Original Cost   Net Book Value    Market Value
Hurley                175             420               900
Lillooet River        190             230               795
Lillooet Water        210             205               450
Cardlock               30             180               220
Pemberton Ridge       220             230               820

                                   CHART 5
                       PROPERTIES HELD FOR DEVELOPMENT
                             Thousands of Dollars

                                                  Estimated Fair
                 Original Cost   Net Book Value    Market Value
                    900             1,450            3,250

INFLATION AND GOVERNMENTAL POLICY FACTORS

                  Inflation has not had a material impact on the Company's operations. There are no additional governmental policies, other than those discussed under Items 1, 2, 6 and 7 above that have had a material impact on the Company's operations.

Item 10.  Directors and Officers of Registrant.

                  The directors and executive officers of the Company, their ages and term of continuous service is as follows:

                                            Position with
Name                          Age           Registrant

Ronald W. Downey              63            President and Director

George E. Scott               74            Corporate Secretary and Director

Denis Beneteau                50            Director

Conrad B. Clemiss             26            Director

        Ronald W. Downey is a Director and the President of the Company. He has served as President, CEO and a Director of the Company since December 13, 1993. Mr. Downey has been involved in real estate ventures since 1966. Prior to joining the Company, Mr. Downey was the Agent Nominee for Canada Trust Realty Inc. of Vancouver, B.C. Mr. Downey holds the following professional certifications: Agent Nominee, Registered International Valuer, Senior Certified Valuer, and a Real Estate Oriented Securities Certification. He is a past officer of Lambda Alpha International (honorary land economics society), the International Real Estate Federation, the Real Estate Board of Greater Vancouver, the B.C. Real Estate Association, and the Canadian Real Estate Association. Mr. Downey is a resident of West Vancouver, British Columbia, Canada.

        George E. Scott has been a Director of the Company since September 26, 1994. He has been an associate of the law firm of Page, Fraser and Associates since May, 1995, and an associate of the firm's predecessor, Worrall, Scott and Page, since 1991. From June, 1981 to January, 1991 Mr. Scott was a partner in Worrall, Scott and Page. Page Fraser and Associates and its predecessors have performed legal services for normal legal fees for the Company. From 1981 to 1991 Mr. Scott had an indirect interest in the legal fees as a partner, but since 1991 he has had no direct or indirect interest in the fees as an associate. He received an L.L.B. (Law) from the University of British Columbia in 1954, and a Bachelors (B.S.A.) in Agriculture from the same university in 1950. He has been a Barrister and Solicitor in British Columbia since 1954. He is the President and a Director of Econogreen Environmental Systems, Ltd. of Vancouver, British Columbia. He is also a director of the following Vancouver, British Columbia entities: Coral Gold Corporation, Berkley Resources, Inc., International Avino Mines, Ltd., Levon Resources, Ltd., and Goldwater Resources, Ltd. Mr. Scott resides in West Vancouver, British Columbia, Canada.

        Denis Beneteau has been a Director since May 24, 1995. He has almost twenty years experience in management of real estate companies. Since July 1995 he has been the President of D. Beneteau and Associates, after serving as the President of Vecwest Properties Limited, a Vancouver-based real estate company, since May, 1994. From June, 1992 through May, 1994 Mr. Beneteau was President of a Toronto based real estate consulting company primarily involved in workouts for private trusts, life insurance companies and banks. From 1984 to 1992 he was the Vice President and Chief Financial Officer of Counsel Property Corporation of Toronto. From 1981 to 1984 he served as Chief Financial Officer and later as President of Patrician Land Corporation of Edmonton. He was a Senior Loans Officer with Citi Bank of Canada's Real Estate Group in 1980 and 1981, and from 1976 to 1980 was Vice President of Finance for Cadillac Fairview Corporation's Land and Housing Group. A Certified General Accountant, he is an active member of the Certified General Accountants Association of British Columbia, Alberta and Ontario. Mr. Beneteau graduated with a B.Comm. degree in Economics from the University of Windsor in 1969. Mr. Beneteau resides in Vancouver, British Columbia, Canada.

        Conrad B. Clemiss has been a Director since August 24, 1995. He is also a director of Goldwater Resources, Ltd. of Vancouver since August, 1995. He concurrently works in investor relations for Voisey Bay Resources, a Vancouver mining exploration firm, where he began in August of 1995. Previously, Mr. Clemiss served for over eight years in sales for two Vancouver brokerage firms, Canaccord and Yorktown Continental. He is the son of Arthur Clemiss, who is a greater than 10% beneficial owner of Company stock as disclosed in Item 4.

        All directors are elected annually by the shareholders and hold office until the next Annual Meeting of Shareholders. Each officer of the Company holds office at the pleasure of the Board of Directors. No director or officer of the Company has any family relationship with any other officer or director of the Company. Mr. Downey is the chair of, and Messrs. Beneteau and Clemiss are members of the Company's audit committee. Mr. Scott is the chair of, and Messrs. Beneteau and Clemiss are the members of the Company's compensation committee.

Item 11. Compensation of Directors and Officers.

        A.   Executive Officers

        Ronald W. Downey is the Company's only compensated executive officer. The Company recently renewed its previous two year employment contract with Mr. Downey for a new three year period from December 15, 1995 to December 14, 1998. The new annual salary is $120,000. No other cash or other compensation was paid to executive officers during fiscal 1996. There are no other plans in effect pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.

        An incentive stock option was granted to Ronald W. Downey, to purchase an aggregate of 100,000 shares of the Company at a price of $1.39 per share exercisable on or before December 23, 1995, but Mr. Downey allowed the option to expire unexercised. Mr. Downey was granted a new option on December 23, 1995 to purchase 100,000 shares at $0.62 per share exercisable on or before December 23, 1997.

        The Company, by standard arrangement, pays its directors $500.00 for each meeting attended. No other compensation arrangements with directors exists, whether standing or otherwise. Accordingly, the Company's directors received cash compensation in the amount of $1,000.00 each for attendance at two directors' meetings during the fiscal year ended March 31, 1995.

Item 12.    Options to Purchase Securities from Registrant or Subsidiaries.

        The following table sets forth all options and warrants to purchase the Company's Common Shares which were outstanding as of September 19, 1996:

           Number of Shares    Exercise Price    Expiration Date
           ----------------    --------------    ---------------

                25,000          0.62            December 27, 1996
                10,000          0.62            February 8, 1997
                25,000          0.92            May 24, 1997
                75,000          1.02            May 29, 1997
                25,000          0.71            August 24, 1997
               110,000          0.62            December 27, 1997
                57,000          1.39            August 11, 1998
             1,685,715          0.56            Until January 26, 1997; and
                                0.65            Until exp. January 26, 1998

TOTAL:       2,012,715

        The total amount of securities called for by all options held by directors and officers as a group are 275,000.

Item 13.  Interest of Management in Certain Transactions.

        No director, officer, security holder named under Item 4 or relative or spouse of any of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed herein. The Company requested verification of this absence of interest through a shareholder questionnaire to Arthur Clemiss in the course of the preparation of this Annual Report on Form 20-F, but Mr. Clemiss declined to complete the questionnaire. The information reported reflects Mr. Clemiss' interest as far as is known to the Company.

                                     PART II
                                (Not Applicable)

                                    PART III

Item 15.  Defaults Upon Senior Securities.

        None.

Item 16.  Changes in Securities and Changes in Security for Registered
          Securities.

        The Company completed a private placement of 1,685,715 units on March 13, 1996 at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and $0.65 in the second year commencing January 26, 1996. Other than the foregoing, there have been no changes in securities or changes in security for registered securities.

                                     PART IV

Item 17.    Financial Statements.

        The financial statements filed as part of this Annual Report are listed in Item 19 - Financial Statements and Exhibits.

        All financial statements herein, are stated in accordance with generally accepted accounting principles ("GAAP") in Canada. Footnote 13 to the financial statements reconciles the statements to United States GAAP. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "General Information" preceding Item 1.

Item 18.    Financial Statements.

        The Company has elected, pursuant to instruction G(c) to Form 20-F to provide financial statements pursuant to Item 17.

Item 19.    Financial Statements and Exhibits.

        The following financial statements and exhibits are filed as part of this Annual Report on Form 20-F:

A.   Financial Statements

       -   Auditor's Report

       -   Consolidated Balance Sheets of the Company as at March 31, 1996 and
           1995.

       - Consolidated Statement of (Loss) Income and Deficit for the years ended March 31, 1996, 1995 and 1994.

       - Consolidated Statement of Changes in Financial Position for the years ended March 31, 1996, 1995 and 1994.

       -   Notes to the Consolidated Financial Statements.

B.    Exhibits

      (See Exhibits' Index immediately following the financial statements).

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                                     (Registrant)

                                     /s/ Ronald W. Downey
                                     (Signature)

                                     Ronald W. Downey
                                     President and Chief Executive Officer
Date: September 26, 1996

AUDITORS REPORT

To the Shareholders of

VENTURE PACIFIC DEVELOPMENT CORPORATION

We have audited the consolidated balance sheets of Venture Pacific Development Corporation (a development stage company) as at March 31, 1996 and 1995 and the consolidated statements of income (loss) and deficit and changes in financial position for each of the years in the three year period ended March 31, 1996 and cumulative from inception to March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1996 and 1995 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 31, 1996 and cumulative from inception to March 31, 1996 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Vancouver, British Columbia
                                                 /s/ Deloitte & Touche
                                                 ---------------------
May 16,1996                                      Chartered Accountants

VENTURE PACIFIC DEVELOPMENT CORPORATION
(Incorporated under the Company Act of British Columbia)
(A development stage company)

CONSOLIDATED BALANCE SHEETS as at March 31,1996
(Expressed in Canadian dollars)

                                                          1996            1995
                                                      ----------------------------
ASSETS
 CURRENT
  Cash and term deposits                               $1,269,089     $   122,549
  Accounts receivable                                      16,687       1,026,771
  Inventory                                                19,048          22,923
  Prepaid expenses and deposits                            14,296          15,511
                                                       ----------     -----------
                                                        1,319,120       1,187,754

 Property held for development (Note 2)                 1,773,016       1,737,659
 Fixed assets (Note 3)                                    348,127         364,685
 Deferred land development costs (Note 4)               1,033,067          84,036
 Deferred gaming facility development costs (Note 5)      704,448         647,713
                                                       ----------     -----------
                                                       $5,177,778     $ 4,021,847
                                                       ==========     ===========
LIABILITIES
 CURRENT
  Accounts payable                                     $  236,890      $  111,940
  Deferred revenue                                          9,375           3,750
  Current portion of mortgage payable (Note 7)                956             874
                                                       ----------     -----------
                                                          247,221         116,564

 Mortgage payable (Note 7)                                115,558         116,437
                                                       ----------     -----------
                                                          362,779         233,001
                                                       ----------     -----------
SHAREHOLDERS'EQUITY
 Capital stock (Note 8)                                 7,264,692       6,158,292
 Deficit                                               (2,449,693)     (2,369,446)
                                                       ----------     -----------
                                                        4,814,999       3,788,846
                                                       ----------     -----------
                                                       $5,177,778     $ 4,021,847
                                                       ==========     ===========

Approved by the Directors

/s/ Ronald W. Downey                /s/ Dennis Beneteau
- -------------------------           -------------------------
Director                            Director

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A development stage company)

CONSOLIDATED STATEMENT OF (LOSS) INCOME AND DEFICIT
(Expressed in Canadian dollars)

                                     CUMULATIVE FROM              YEARS ENDED MARCH 31
                                       INCEPTION TO       ----------------------------------
                                      MARCH 31, 1996      1996           1995         1994
                                     -------------------------------------------------------
REVENUE
 Interest                             $  179,174      $   53,948   $     4,483     $  13,374
 Joint venture income (excluding
    depreciation)(Note 6)                428,575         162,180       140,458       121,771
 Other                                   157,293          70,911        79,782        41,834
                                     -------------------------------------------------------
                                         765,042         287,039       224,723       176,979
                                     -------------------------------------------------------
EXPENSES

  Audit and accounting                   293,008          26,271        23,624        52,480
  Administration fee                     153,104               -        24,449        30,000
  Bad debts                               13,639               -        11,264         2,375
  Bank charges                             5,363             939         1,173           514
  Consulting                             421,233               -         5,697       122,858
  Depreciation                            81,832          22,153        23,700        26,405
  Directors fees                          18,200          14,000             -         1,000
  Filing fees                             78,065           7,144         3,173        23,573
  Interest on mortgage payable            59,926          11,466        13,850        26,291
  Legal fees                             494,988          23,270        39,066       175,295
  Office                                 323,252          66,353        53,444        76,687
  Rent                                    95,179          36,456        50,333         8,389
  Abandoned acquisition costs             25,002               -             -        25,002
  Shareholder information                 30,837           2,758         4,965         3,049
  Transfer agent fees                     32,350           2,369         2,529         4,568
  Travel and promotion                   347,806          31,442        63,386       151,957
  Wages and benefits                     435,434         122,665       249,572        63,197
                                     -------------------------------------------------------
                                       2,909,218         367,286       570,225       793,640
                                     -------------------------------------------------------
(LOSS) BEFORE UNDERNOTED ITEMS        (2,144,176)        (80,247)     (345,502)     (616,661
  Gain on disposal of property
    held for development, net            574,853               -       596,398             -
  Gain on disposition of assets           69,941               -             -             -
  Write-off of investments              (509,126)              -             -      (499,039
  Write-off of resource property        (441,185)              -             -             -
                                     -------------------------------------------------------
  NET (LOSS) INCOME FOR THE PERIOD    (2,449,693)        (80,247)      250,896    (1,115,700

  Deficit at beginning of period               -      (2,369,446)   (2,620,342)   (1,504,642
                                     -------------------------------------------------------
  DEFICIT AT END OF PERIOD           $(2,449,693)    $(2,449,693)  $(2,369,446)  $(2,620,342
                                    ========================================================
  Net (loss) income per share                  -         $ (0.02)       $ 0.09       $ (0.57
                                    ========================================================
  Weighted average number of
    shares outstanding                         -       3,521,305     2,696,285     1,927,742
                                    ========================================================

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A development stage company)

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Expressed in Canadian dollars)

                                     CUMULATIVE FROM                  YEARS ENDED MARCH 31
                                      INCEPTION TO           -------------------------------------
                                     MARCH 31, 1996          1996             1995          1994
                                    --------------------------------------------------------------
OPERATING ACTIVITIES
 Net (loss) income for the period     $(2,449,693)    $   (80,247)     $    250,896    $(1,115,700)
   Items not involving cash
 Deferred revenue                         (29,976)              -                 -        (14,988)
 Depreciation                             194,751          22,153            23,700         26,405
 Gain on disposition of property
  held for development, net              (574,853)              -          (596,398)             -
 Write-off of investments                 509,126               -                 -        499,039
 Write-off of resource property           441,185               -                 -              -
 Gain on disposition of assets            (69,941)              -                 -              -
                                      ------------------------------------------------------------
                                       (1,979,401)        (58,094)         (321,802)      (605,244)
 Changes in non-cash operating
  working capital                         343,510       1,145,832        (1,011,189)       (32,411)
                                      ------------------------------------------------------------
                                       (1,635,891)      1,087,738        (1,332,991)      (637,655)
                                      ------------------------------------------------------------
FINANCING ACTIVITIES
 Issuance of common shares (net)        7,264,692       1,106,400           447,700      1,759,989
 Proceeds of loans and mortgages        1,165,200               -                 -              -
 Repayment of loans and mortgage       (1,048,768)           (879)          (80,670)        (1,321)
                                      ------------------------------------------------------------
                                        7,381,124       1,105,521           367,030      1,758,668
                                      ------------------------------------------------------------
INVESTING ACTIVITIES
 Purchase of fixed assets                (800,115)         (5,596)           (6,214)       (32,652)
 Expenditures on property held
   for development, net                (2,522,104)        (35,357)          (24,000)        (5,928)
 Expenditures on resource property       (441,185)              -                 -              -
 Purchase of investment                   (10,087)              -                 -              -
 Proceeds on disposal of property       1,064,862               -         1,000,000              -
 Investment in and advances
   to Venture Pacific
     Airways Ltd. net of payable         (480,000)              -                 -       (480,000)
 Casino development costs, net           (704,448)        (56,735)         (221,750)      (425,963)
 Expenditures on land development      (1,033,067)       (949,031)          (84,036)             -
 Proceeds of disposition of assets        450,000               -                 -              -
 Repayment of note receivable                   -               -                 -        107,606
                                      ------------------------------------------------------------
                                       (4,476,144)     (1,046,719)          664,000       (836,937)
                                      ------------------------------------------------------------
Increase (decrease)
 in cash and term deposits              1,269,089       1,146,540          (301,961)       284,076
Cash and term deposits at
 beginning of period                            -         122,549           424,510        140,434
                                      ------------------------------------------------------------
CASH AND TERM DEPOSITS AT
 END OF PERIOD                        $ 1,269,089     $ 1,269,089      $    122,549    $   424,510
                                      ============================================================

VENTURE PACIFIC DEVELOPMENT CORPORATION
(A developmental stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Venture Pacific Development Corporation (the "Company"), is a public company which was incorporated on March 18, 1986 under the Company Act of British Columbia. Its shares are traded on the Senior Board of the Vancouver Stock Exchange. The Company is a development stage enterprise primarily involved in developing real estate properties and reviewing the viability of developing casinos for various Native Indian Bands in Canada.

1. SIGNIFICANT ACCOUNTING POLICIES
   a. Basis of presentation
      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which differ in some respects from those in the United States as outlined in Note 13.

   b. Basis of consolidation
      These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's 50% interest in the Pemberton Junction Store Joint Venture (Note 6) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture. All inter-company transactions have been eliminated.

   c. Property held for development
      Property held for development is carried at the lower of cost and estimated recoverable value. The Company capitalizes all direct costs relating to properties held for future development. In addition, certain indirect costs including financing costs and property taxes are capitalized. To the extent that costs are determined to exceed estimated recoverable value they will be written down accordingly.

   d. Fixed assets
      Fixed assets are recorded at cost. Depreciation has been calculated using the declining-balance method based on annual rates as follows:

           Building                                     4%
           Store fixtures and equipment                20%
           Office furniture                            20%
           Computer equipment                          30%

   e. Inventory
      Inventory is valued at lower of cost and net realizable value.

   f. Deferred gaming facility costs
      Gaming facility costs are recorded at cost and are deferred in the accounts. The recoverability of amounts shown for deferred gaming facility costs is dependent upon obtaining the required agreements and necessary financing to complete the proposed developments in Canada and the United States. Upon the development of a gaming facility and the commencement of operation these costs will be amortized. When deferred costs exceed estimated net realizable value they will be written down to estimated value. Costs relating to projects abandoned are written off when the decision to abandon is made.

   g. Cash and cash equivalents
      The Company considers cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less as cash and term deposits.

   h. Statement of Financial Accounting Standards - No 121
      The Company has formulated a policy to adopt the recommendations of Statement of Accounting Standards No 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of. The Company reviews the appropriateness of the carrying value of property held for development on a periodical basis. The Company estimates fair market value of property held for development by reference to current transactions of similar properties and conditions of specific real estate markets. In circumstances where the fair market value, less disposal costs, is exceeded by current carrying value, the Company provides for the indicated impairment. The results of the most recent review indicated that no impairment was required.

   2. PROPERTY HELD FOR DEVELOPMENT

The Company capitalized property taxes and other costs, net of incidental revenue, to property held for development as follows:

                                       As at March 31
                                       --------------
                                1996                   1995
                              -----------------------------
Property taxes                $13,878               $14,976
Other costs                    19,861
Less; incidental revenue      (13,000)              (10,930)
                              -----------------------------
                              $20,739                $4,959
                              =============================
3. FIXED ASSETS
                                                              Net Book Value
                                            Accumulated       --------------
                                  Cost      depreciation     1996        1995
                                ----------------------------------------------
Land                            $ 38,753       $     -     $ 38,753   $ 38,753
Building                         287,430        38,086      249,344    260,962
Store fixtures and equipment      78,419        32,642       45,777     50,276
Office furniture                  17,475         6,804       10,671     10,957
Computer equipment                 7,884         4,302        3,582      3,737
                                ----------------------------------------------
                                $429,961       $81,834     $348,127   $364,685
                                ==============================================
4. DEFERRED LAND DEVELOPMENT COST
                                        As at March 31
                                         --------------
                                       1996           1995
                                    ------------------------
Legal                               $   23,030       $ 4,287
Administration and consulting          233,651        14,580
Architectural and engineering          775,758        65,169
Other                                      628             -
                                    ------------------------
                                    $1,033,067       $84,036
                                    ========================
5. DEFERRED GAMING FACILITY DEVELOPMENT COSTS
                                         As at March 31
                                         --------------
                                    1996              1995
                                 ---------------------------
Consulting and Administration    $356,613           $324,591
Legal                             222,964            203,011
Travel                            101,689             98,756
Other                              23,182             21,355
                                 ---------------------------
                                 $704,448           $647,713
                                 ===========================

6. INVESTMENT IN JOINT VENTURE

Effective November 1, 1992, the Company and the purchaser of the fixed assets contributed the fixed assets and an initial contribution of $19,500 each to the Pemberton Junction Store Joint Venture ("PJSJV"). Each of the venturers has a 50% interest. The joint venture agreement provides for the other venturer to be the operator for a management fee of $50,000 per annum. The PJSJV operates a gas station and convenience store in Pemberton, British Columbia.

The Company has proportionately consolidated in its accounts the following in respect of its joint venture:

                                As at March 31
                                --------------
                           1996               1995
                         --------------------------
Current assets           $ 76,602          $ 79,429
Long term assets          385,634           406,043
Current liabilities       (33,734)          (32,184)
                         --------------------------
Net                      $428,502          $453,288
                         ==========================

                            Years ended March 31

                                                1996            1995            1994
Sales                                      $ 1,973,854      $ 1,726,212     $ 1,543,853
Cost of sales                               (1,607,019)      (1,354,651)     (1,213,391)
                                           --------------------------------------------
                                               366,835          371,561         334,462
Expenses                                       223,465          251,428         235,271
                                           --------------------------------------------
Joint venture income before depreciation       162,180          140,458         121,771
Depreciation                                    18,810           20,325          22,580
                                           --------------------------------------------
Net income                                 $   143,370      $   120,133     $    99,191
                                           ============================================
7. MORTGAGE PAYABLE
                                                  As at March 31
                                                  --------------
                                               1996          1995
                                             -----------------------
Mortgage loan, with monthly principal and
interest payments of $1,027, secured by
certain fixed assets of the joint venture
and bearing interest at 10% per annum,
due December 1, 1997                         $116,514       $117,311
Current portion                                   956            874
                                             --------       --------
                                             $115,558       $116,437
                                             ========       ========

8. CAPITAL STOCK

a. Details of capital stock transactions from inception, March 18, 1986, to March 31, 1996 are as follows:

                                                  Number of shares        Amount
Issued on incorporation                             1,150,001           $ 107,500
                                                    -----------------------------
Balance, March 31, 1987 and 1988                    1,150,001             107,500
                                                    -----------------------------
Issued for cash pursuant to a private
   placement, net of commissions of $25,000           500,000             225,000
Issued for cash pursuant to a public
   offering, net of commissions of $45,000            600,000             555,000
Issued for cash on the exercise of warrants           125,000              68,750
Issued for cash on the exercise of options             40,000              20,000
Issued for bonus for loans                             34,800              34,800
                                                    -----------------------------
Balance, March 31, 1989                             2,449,801           1,011,050
Issued for cash pursuant to a private
   placement, net of finder's fee of $50,000          800,000             950,000
Issued for cash on the exercise of warrants           890,250             890,250
Issued for bonus for loans                              6,024               5,000
Issued for the acquisition of a subsidiary             40,625              65,000
                                                    -----------------------------
Balance, March 31, 1990                             4,186,700           2,921,300
Issued for cash on the exercise of options             50,000              25,000
Issued for bonus for loans                             38,400              34,740
                                                    -----------------------------
Balance, March 31, 1991                             4,275,100           2,981,040
Issued for cash                                     1,265,000             713,260
Issued for cash                                     1,250,000             200,000
Issued for resource property                           25,000              11,250
Issued for settlement of debt                         136,573              45,053
                                                    -----------------------------
Balance, March 31, 1992                             6,951,673           3,950,603
Share consolidation 6:1 (Note 8.b.)                (5,793,061)                  -
                                                    -----------------------------
Balance, March 31, 1993 (carried forward)           1,158,612           3,950,603

Capital stock continued                             Number of shares       Amount
Balance, March 31, 1993 (brought forward)              1,158,612         3,950,603
  Issued for cash (Note 8.c.)                          1,000,000           496,280
  Issued for cash (Note 8.d.)                            250,000         1,212,609
  Issued for cash on the exercise of options              73,000            51,100
                                                       ---------------------------
  Balance, March 31, 1994                              2,481,612         5,710,592
  Issued for cash on the exercise of options              43,000            30,100
  Issued for cash on the exercise of warrants            720,000           417,600
                                                       ---------------------------
  Balance, March 31, 1995                              3,244,612         6,158,292
  Issued for cash (Note 8.e.)                          1,685,715           944,000
  Issued for cash on the exercise of warrants            280,000           162,400
                                                       ---------------------------
  Balance, March 31, 1996                              5,210,327        $7,264,692
                                                       ===========================

b. During the year ended March 31, 1993, the authorized and issued capital stock of the Company was consolidated on the basis of one share for every six previously held. Immediately after the consolidation, the authorized capital was increased to 50,000,000 common shares without par value. All share numbers elsewhere in these financial statements reflect the effect of this consolidation.

c. During the year ended March 31, 1994, the Company issued 1,000,000 units for net proceeds of $496,280, net of costs of $3,720. Each unit consisted of one share and one non-transferable share purchase warrant which allowed the holder to purchase an additional share for $0.50 on or before August 11, 1994 and at $0.58 from August 12, 1994 to August 11, 1995. These warrants expired during the year ended March 31, 1996.

d. During the year ended March 31, 1994, the Company issued 250,000 shares for net proceeds of $1,212,609, net of commissions and costs of $99,891.
In addition, the agent received 62,500 non-transferable warrants. Each warrant entitled the holder to purchase one share at $5.25 on or before October 19, 1994. These warrants expired during the year ended March 31, 1995.

e. The Company completed a private placement of 1,685,715 units on March 13, 1996 at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and $0.65 in the second year commencing January 26, 1996.

f.  Stock options
    i. From time to time, the Company grants incentive stock options to officers, directors, and employees to purchase common shares of the Company at market related prices.

        Information regarding the Company's stock options is summarized as follows:

                                                       Exercise price range
                                  Number of shares           ($/share)
Outstanding at April 1, 1992          58,333                $1.56 - 3.30
    granted                           54,167                 1.56
    expired                          (54,167)                1.56
                                    ---------
Outstanding at March 31, 1993        (58,333)                1.56 - 3.30
    granted                          316,000                 0.70 - 1.39
    exercised                        (73,000)                0.70
    expired                          (58,333)                1.56 - 3.30
                                    ---------
Outstanding at March 31, 1994        243,000                 0.70 - 2.10
    granted                           70,000                 1.39 - 1.50
    exercised                        (43,000)                0.70
    expired/canceled                 (46,500)                1.39 - 2.10
                                    ---------
Outstanding at March 31, 1995        223,500                 1.39 - 2.10
    granted                          195,000                 0.62 - 0.92
    expired/canceled                (166,500)                1.39 - 1.50
                                    ---------
Outstanding at March 31, 1996        252,000                 0.62 - 1.39
                                    =========

ii. Options to purchase 252,000 shares are outstanding at March 31, 1996 as follows:

         Number of shares    Exercise Price         Expiry date
              25,000            $0.62           December 27, 1996
              10,000             0.62           February 8, 1997
              25,000             0.92           May 24, 1997
              25,000             0.71           August 24, 1997
             110,000             0.62           December 27, 1997
              57,000             1.39           August 11, 1998

iii. Warrants to purchase 1,685,715 shares for $0.56 per share in the first year and $0.65 in the second year commencing January 26, 1996.

9. RELATED PARTY TRANSACTIONS

   Significant related party transactions and balances not disclosed elsewhere in these consolidated financial statements include:

                                                                        As at March 31
                                                                        --------------
                                                               1996         1995         1994
                                                              ----------------------------------
a.  consulting and administration fees incurred with
    companies related by directors in common                  $   -        $25,000       $52,293
b.  legal fees incurred with a firm in which a director
    is a partner                                                  -         61,054       191,944
    Included in accounts payable at March 31, 1996 is $nil
    (1995 - 31,024)  payable in respect of these services

10. INCOME TAXES

    The provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates as follows:

                                                                 As at March 31
                                                                 --------------
                                                    1996          1995           1994
                                                 --------------------------------------
Provision computed at combined Canadian
  federal and provincial rate of 45.3%           ($36,351)      $113,656      ($505,412)
Recovery of taxes resulting from utilization
  of loss carry forwards                                -       (113,656)             -
Benefit resulting from losses not recognized       36,351              -        505,412
                                                  -------------------------------------
                                                  $     -       $      -       $      -
                                                  =====================================

As at March 31, 1996, the Company and its subsidiaries have non-capital losses for income tax purposes of approximately $2,000,000 available to offset future taxable income. These losses commence expiring at various dates through 2003. The potential benefit of these losses has not been reflected in these consolidated financial statements.

11. COMMITMENTS

    i. The Company is committed to future minimum payments under operating leases for office space as follows:

    1997        9,895
    1998       11,694
    1999       13,493
    2000       15,292
    2001            -

    ii. The Company has estimated costs to complete the properties under development amounting to approximately $7,000,000. Of this amount, contract commitments of approximately $5,660,000 are in place. These costs will be financed through the proceeds of sale of these properties or by drawing on project finance commitments of $5,879,000.

12. SEGMENTED INFORMATION

The Company operates in two industries in Canada. Substantially all assets and operations are related to developing real estate properties, except for those costs which have been capitalized relating to developing gaming facilities as outlined in Note 5.

13. RECONCILIATION BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from U.S. GAAP. The material differences between Canadian and U.S. GAAP which affect the Company's results of operations and financial position are summarized below:

                                                                                   As at March 31
                                      Cumulative from inception     ----------------------------------------------
    Result of operations                   to March 31, 1996            1996             1995              1994
Net loss/income for the year
    Canadian GAAP                           ($2,449,693)             ($ 80,247)       $ 250,896        ($1,115,700)
    Deferred casino development costs          (704,448)               (56,735)        (221,750)          (425,963)
    Capitalized holding costs                  (156,858)               (20,739)          (4,959)            (5,928)
                                            ----------------------------------------------------------------------
    U.S. GAAP                               ($3,310,999)             ($152,721)       $  24,187        ($1,547,591)
                                            ======================================================================
Primary loss/earning per share                                         ($ 0.05)          $ 0.01            ($ 0.86)
                                                                     =============================================
Primary weighted average number
    of shares outstanding                                            3,396,308        2,571,288          1,802,245
                                                                     =============================================
Financial position
Net assets
    Canadian GAAP                                                  $ 4,814,999       $3,788,846
    Deferred casino development costs                                 (704,448)        (647,713)
    Capitalized holding costs                                         (156,858)        (136,119)
                                                                   ----------------------------
    U.S. GAAP                                                      $ 3,953,693       $3,005,014
                                                                   ============================

14. COMPARATIVE FIGURES

    Certain of the comparative figures have been reclassified to conform with the current year's presentation.

INDEX TO AND DESCRIPTION OF EXHIBITS

I.                        EXHIBITS PREVIOUSLY FILED

A. EXHIBITS FILED IN 1995 AND 1996 IN CONJUNCTION WITH THE COMPANY'S REGISTRATION STATEMENT ON FORM 10-SB

        The following exhibits are incorporated by reference to the Registrant's registration statement on Form 10-SB, Registration Statement No. 2-25460:

Exhibit No.               Description
- ----------                ------------

2.          Charter and By-laws:

2.1         Articles of Glider Resources, Inc.

2.2         Certificate of Incorporation of Glider Resources, Inc.

2.3 Certificate of Change of Name from Glider Resources, Inc. to Glider Developments, Inc.

2.4 Certificate of Change of Name from Glider Developments, Inc. to Venture Pacific Development Corporation.

6.          Material Contracts and Other Agreements

6.1 "Casino Development and Management Agreement - Prince George Casino" ("Lheit-Lit'en Agreement").

6.2 "Lease / Right of First Refusal to Lease / Right of First Refusal to Purchase" between Glider Developments, Inc. and Petro-Canada, Inc.

6.3 "Management Agreement" between Pemberton Junction Store Joint Venture and Nesters Market Ltd.

6.4 "Co-Owners Agreement" and "Amending Agreement" between Venture Pacific Development Corporation and 341794 B.C. Ltd.

6.5 "Land Lease / Right of First Refusal to Lease / Right of First Refusal to Purchase" between 345385 B.C. Ltd. and Gordon Milne; "Consent to Assignment" to Squamish Petro Services Limited.

6.6 "Offer to Purchase" and "Amending Agreement" between Her Majesty the Queen and 345418 B.C. Ltd. (Indian Arm land sale).

6.7         Employment Agreement with Ronald W. Downey.

6.8 Loan Commitment Letters from Jagger Grierson Financial Corporation and Bancorp Mortgage Limited.

8.          Other Documents

8.1         Penny Stock Disclosure Document Pursuant to Schedule 15G.

B.      EXHIBITS FILED ON FORM 6-K DURING 1996

        The following are incorporated by reference from the Registrant's filings in 1996 on Forms 6-K:

Exhibit No.               Description
- -----------               -----------

6.9         Investor Relations Agreement with Berwick Management Corp. dated
            May 29, 1996.

6.10        Stock Option Agreement with Jeffrey D. Berwick, dated May 29, 1996.

19.         Reports Furnished to Security Holders:

19.1 Annual Report and Consolidated Financial Statements for the fiscal year ended March 31, 1996.

19.2 Report and Consolidated Financial Statements for the quarter ended June 30, 1996.

20.         Other Documents or Statements to Security Holders:

20.1        Information Circular to Accompany Proxy Solicitation, dated June
            30, 1996.

II.         EXHIBITS FILED WITH THIS SUBMISSION

Exhibit No.               Description
- -----------               -----------

2.5 Certificate of Incorporation of B.P.Y.A. 1362 Holdings, Ltd. (TGN The Gaming Network Inc.), dated May 9, 1995.

2.6 Company Act Memorandum, Articles and Register of Directors of B.P.Y.A. 1362 Holdings, Ltd. (TGN The Gaming Network Inc.), dated May 9, 1995.

2.7 Certificate of Incorporation of B.P.Y.A. 1363 Holdings, Ltd., dated May 9, 1995.

2.8 Company Act Memorandum, Articles and Form 21 Special Resolution of B.P.Y.A. 1363 Holdings, Ltd.

2.9 Certificate of Change of Name of B.P.Y.A. 1363 Holdings, Ltd. to Venture Pacific Capital Corporation, dated December 14, 1995.

                                                                  NUMBER: 496172

                                     [LOGO]

                                                      CERTIFIED A TRUE COPY
                                                      THIS 24 DAY OF APRIL 1996
                                   COMPANY ACT        /s/ illegible
                                                      ----------------------
          CANADA                                           SOLICITOR

PROVINCE OF BRITISH COLUMBIA

                          CERTIFICATE OF INCORPORATION

                              I Hereby Certify that
                           B.P.Y.A. 1362 HOLDINGS LTD.

              has this day been incorporated under the Company Act

                       Issued under my hand at Victoria, British Columbia
                                       on May 09, 1995
   [SEAL]
                              /s/ J.S. Powell
                              ----------------------------
                                  JOHN S. POWELL

                             Registrar of Companies

                                 SECOND SCHEDULE


                                     FORM I            CERTIFIED A TRUE COPY
                                                       THIS 24 DAY OF APRIL 1996
                                   (Section 5)         /s/ illegible
                                                       ----------------------
                                   COMPANY ACT              SOLICITOR

                                   MEMORANDUM

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

 1.  The name of the Company is B.P.Y.A 1362 HOLDINGS LTD.

 2. The authorized capital of the Company consists of Ten Million (10,000,000) Common shares without par value.

 3. 1 agree to take the number and kind and class of shares in the Company set opposite my name.



FULL NAME, RESIDENT ADDRESS                        NUMBER AND KIND AND CLASS OF
AND OCCUPATION OF SUBSCRIBER                       SHARES TAKEN BY SUBSCRIBER


/s/ Illegible                                      ONE (1) COMMON SHARE
- -------------------------------
DOUGLAS H. HOPKINS, Solicitor
1650 Edgewater Lane
North Vancouver, British Columbia
V7H 2M1






                                                  -----------------------------
TOTAL SHARES TAKEN:                               ONE (1) COMMON SHARE


DATED the 26th day of April, 1995.

                          PROVINCE OF BRITISH COLUMBIA

                                   COMPANY ACT         CERTIFIED A TRUE COPY
                                                       THIS 24 DAY OF APRIL 1996
                                                       /s/ illegible
                                                       ----------------------
                                    ARTICLES                SOLICITOR

                                       of

                           B.P.Y.A. 1362 HOLDINGS LTD.

                                 (the "Company")

                                     PART I
                                 INTERPRETATION

1.1 DEFINITION AND CONSTRUCTION OF WORDS

In these Articles, unless there is something in the subject or context inconsistent therewith:

         "Articles" means these articles of the Company and any and all amendments, from time to time, thereto and "Article" means any paragraph hereunder.

         "Board" or "the directors" means the directors or the sole director of the Company for the time being.

         "Chairman of the Board" means the person appointed to the office of chairman of the Board pursuant to these Articles.

         "Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

         "Memorandum" means the memorandum of the Company and any and all amendments, from time to time, thereto.

         "President" means the person appointed to the office of president pursuant to these Articles.

         "Registrar" means the Registrar of Companies or other duly authorized person performing his duties as registrar under the Company Act.

         "Registered Owner" or "Registered Owners" when used with respect to a share in the capital of the Company means the person or persons, as the case may be, registered in the register of members in respect of such share and "Joint Registered Owner" includes a Registered Owner in joint tenancy and a Registered Owner as a tenant in common.

         "Seal" means the common seal of the Company.

         "Secretary" means the person appointed to the office of secretary pursuant to these Articles.

         "Superintendent" means the Superintendent of Brokers or any Deputy Superintendent of Brokers or any duly authorized person performing his duties appointed pursuant to the Securities Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

                                     PART 8
                                BORROWING POWERS



8.1 POWERS OF DIRECTORS

Subject to any Unanimous Shareholders Agreement, the directors may from time to time at their discretion authorize and cause the Company:

                  (i) to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

                  (ii) to guarantee the repayment of money by any other person or the performance of any obligation of any person;

                  (iii) to issue bonds, debentures,and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

                  (iv) to grant securities interests, mortgage, charge, whether by way of specific or floating charge, or both, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 SPECIAL PRIVILEGES AND NEGOTIABILITY OF DEBT OBLIGATIONS

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3 REGISTER OF DEBENTUREHOLDERS

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act registers of its debentures, its indebtedness and its debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the directors may from time to time determine and the directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 EXECUTION OF DEBT OBLIGATIONS

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 REGISTER OF INDEBTEDNESS

The Company shall keep or cause to be kept a register of its indebtedness to every director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

                                     PART 23
                                  RECORD DATES

23.1 RECORD DATE

The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 NO CLOSURE OF REGISTER OF MEMBERS

Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

                                     PART 24
                                      SEAL

24.1 AFFIXATION OF SEAL TO DOCUMENTS

The directors may provide a Seal for the Company and, if they do so, shall provide for the safe custody of the Seal which may be affixed to any instrument in the presence of the President of the Company without the necessity of a resolution of the directors, or by such person or persons as may be authorized by a resolution of the directors. For the purpose of certifying under seal true copies of any document or resolution the Seal may be affixed in the presence of any director, officer or the solicitor of the Company.

24.2 MECHANICAL REPRODUCTION OF SIGNATURES

To enable the Seal to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Company Act and these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph, or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Seal and the Chairman of the Board, the President, the managing director or a Vice-President and the Secretary, treasurer, secretary-treasurer, an assistant Secretary, an assistant treasurer or an assistant secretary-treasurer may by a document authorize such firm or company to cause the Seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Seal has been so affixed shall for all purposes be deemed to be under and to bear the Seal lawfully affixed thereto.

24.3 OFFICIAL SEAL FOR OTHER JURISDICTIONS

The Company may have for use in any other province, state, territory or country an official seal which shall have on its own face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the directors or by a duly authorized agent of the Company.

                                                                      Page No. 1

                             REGISTER OF DIRECTORS

                (PURSUANT TO THE COMPANY ACT (BRITISH COLUMBIA))

                  NAME OF COMPANY: B.P.Y.A. 1362 HOLDINGS LTD.

FULL NAME AND RESIDENT ADDRESS     DATE ELECTED/APPOINTED    DATE CEASED      OFFICE HELD      DATE APPOINTED      DATE CEASED
- ----------------------------------------------------------------------------------------------------------------------------------
Douglas H. Hopkins                    May 9, 1995           April 1, 1996
1650 Edgewater Lane
North Vancouver, BC
     V7H 2M1

  Conrad Clemiss                      Apr 1, 1996
2238 West Keith Road
North Vancouver, BC
     V7P 1Z5

     Dennis Beneteau                  Apr 1, 1996
Suite 904 - 1501 Howe Street
      Vancouver, BC
         V6Z 2P8

  George E. Scott                     Apr 1, 1996                                Secretary        Apr 1, 1996
 860 Fairmile Road
West Vancouver, BC
     V7S 1R3

  Ronald W. Downey                    Apr 1, 1996                                President        Apr 1, 1996
 575 Stevens Drive
West Vancouver, BC
     V7S 1E1

                                                            NUMBER: 496150

                                    [SEAL]

                                 COMPANY ACT

          CANADA
PROVINCE OF BRITISH COLUMBIA

                          CERTIFICATE OF INCORPORATION

                              I Hereby Certify that
                           B.P.Y.A. 1363 HOLDINGS LTD.

              has this day been incorporated under the Company Act

                       Issued under my hand at Victoria, British Columbia
                                       on May 09, 1995
   [SEAL]
                              /s/ J.S. Powell
                              ----------------------------
                                  JOHN S. POWELL

                             Registrar of Companies

                                 SECOND SCHEDULE


                                     FORM I
                                   (Section 5)

                                   COMPANY ACT

                                   MEMORANDUM

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

 1.  The name of the Company is B.P.Y.A 1363 HOLDINGS LTD.

 2. The authorized capital of the Company consists of Ten Million (10,000,000) Common shares without par value.

 3. 1 agree to take the number and kind and class of shares in the Company set opposite my name.



FULL NAME, RESIDENT ADDRESS                        NUMBER AND KIND AND CLASS OF
AND OCCUPATION OF SUBSCRIBER                       SHARES TAKEN BY SUBSCRIBER


/s/ Illegible                                      ONE (1) COMMON SHARE
- -------------------------------
DOUGLAS H. HOPKINS, Solicitor
1650 Edgewater Lane
North Vancouver, British Columbia
V7H 2M1






                                                  -----------------------------
TOTAL SHARES TAKEN:                               ONE (1) COMMON SHARE


DATED the 26th day of April, 1995.

                           B.P.Y.A. 1363 HOLDINGS LTD.

                                TABLE OF CONTENTS

                                     PART I
                                 INTERPRETATION

1.1             Definition and Construction of Words ..................   1
1.2             Paragraph Headings ....................................   2
1.3             Definitions Same As Company Act .......................   2
1.4             Interpretation Act Rules of Construction Apply ........   2

                                     PART 2
                          SHARES AND SHARE CERTIFICATES

2.1             Member Entitled to Certificate ........................   2
2.2             Replacement of Lost or Defaced Certificate ............   2
2.3             Execution of Certificate ..............................   3
                Recognition of Certificate ............................   3
2.4

                                     PART 3
                                 ISSUE OF SHARES

3.1             Directors Authorized ..................................   3
3.2             Conditions of Allotment ...............................   3
3.3             Commissions and Brokerage .............................   3
3.4             Conditions of Issue ...................................   4

                                     PART 4
                                 SHARE REGISTERS

4.1             Registers of Members, Transfers and Allotments ........   4
4.2             Branch Registers of Members ...........................   4
4.3             No Closing of Register of Members .....................   4

                                     PART 5
                       TRANSFER AND TRANSMISSION OF SHARES

5.1             Transfer of Shares ....................................   4
5.2             Execution of Instrument of Transfer ...................   5
5.3             Inquiry as to Title Not Required ......................   5
5.4             Submission of Instruments of Transfer .................   5
5.5             Transfer Fee ..........................................   5
5.6             Personal Representative Recognized on Death ...........   5
5.7             Death or Bankruptcy ...................................   5
5.8             Persons in Representative Capacity ....................   6

                                     PART 6
                              ALTERATION OF CAPITAL

6.1            Increase of Authorized Capital .........................     6
6.2            Other Capital Alterations ..............................     6
6.3            Alteration of Special Rights or Restrictions ...........     6
6.4            Consent of Superintendent Required .....................     7
6.5            Class Meetings of Members ..............................     7

                               PART 7
                  PURCHASE AND REDEMPTION OF SHARES

7.1            Company Authorized to Purchase or Redeem its Shares ....     7
7.2            Redemption of Shares ...................................     7
7.3            Purchased or Redeemed Shares Cannot Vote ...............     7

                               PART 8
                          BORROWING POWERS

8.1            Powers of Directors ....................................     8
8.2            Special Privileges and Negotiability of Debt Obligations     8
8.3            Register of Debentureholders ...........................     8
8.4            Execution of Debt Obligations ..........................     8
8.5            Register of Indebtedness ...............................     8

                               PART 9
                          GENERAL MEETINGS

9.1            Annual General Meeting .................................     9
9.2            Waiver of Annual General Meetings ......................     9
9.3            Classification of General Meetings .....................     9
9.4            Calling of Meetings ....................................     9
9.5            Advance Notice for Election of Directors ...............     9
9.6            Notice for General Meeting .............................     9
9.7            Waiver or Reduction of Notice ..........................     9
9.8            Notice of Special Business at General Meeting ..........    10

                               PART 10
                  PROCEEDINGS AT GENERAL MEETINGS

10.1           Special Business .......................................    10
10.2           Requirement of Quorum ..................................    10
10.3           Quorum .................................................    10
10.4           Lack of Quorum .........................................    10
10.5           Chairman ...............................................    11
10.6           Alternate Chairman .....................................    11
10.7           Adjournments ...........................................    11
10.8           Resolutions Need Not Be Seconded .......................    11

10.9                Decisions by Show of Hands or Poll ..................  11
10.10               Casting Vote ........................................  11
10.11               Manner of Taking Poll ...............................  11
10.12               Retention of Ballots Cast on a Poll .................  12
10.13               Voting on a Poll ....................................  12
10.14               Ordinary Resolution Sufficient ......................  12
10.15               Resolution in Writing Effective .....................  12

                                     PART 11
                                VOTES OF MEMBERS

11.1                Number of Votes per Share or Member .................  12
11.2                Votes of Persons in Representative Capacity .........  12
11.3                Representative of a Corporate Member ................  12
11.4                Votes By Joint Holders ..............................  13
11.5                Votes by Committee for a Member .....................  13
11.6                Appointment of Proxyholders .........................  13
11.7                Execution of Form of Proxy ..........................  13
11.8                Deposit of Proxy ....................................  13
11.9                Form of Proxy .......................................  13
11.10               Validity of Proxy Vote ..............................  14
11.11               Revocation of Proxy .................................  14

                                     PART 12
                                    DIRECTORS

12.1                Number of Directors .................................  14
12.2                Remuneration and Expenses of Directors ..............  15
12.3                Qualification of Directors ..........................  15

                                     PART 13
                        ELECTION AND REMOVAL OF DIRECTORS

13.1                Election at Annual General Meetings .................  15
13.2                Eligibility of Retiring Director ....................  15
13.3                Continuance of Directors ............................  15
13.4                Election of Less than Required Number of Directors ..  15
13.5                Filling a Casual Vacancy ............................  16
13.6                Appointment of Additional Directors by Directors ....  16
13.7                Alternate Directors .................................  16
13.8                Termination of Directorship .........................  16
13.9                Removal of Directors ................................  16

                                     PART 14
                         POWERS AND DUTIES OF DIRECTORS

14.1                Management of Affairs and Business ..................  17
14.2                Appointment of Attorney .............................  17

                                     PART 15
                       DISCLOSURE OF INTEREST OF DIRECTORS

15.1         Disclosure of Conflicting Interest ........................   17
15.2         Voting and Quorum Regarding Proposed Contract .............   17
15.3         Director May Hold Office or Place of Profit with Company ..   18
15.4         Director Acting in Professional Capacity ..................   18
15.5         Director Receiving Remuneration from Other Interests ......   18

                             PART 16
                    PROCEEDINGS OF DIRECTORS

16.1         Chairman and Alternate ....................................   18
16.2         Procedure at Meetings .....................................   18
16.3         Casting Vote ..............................................   18
16.4         Meetings by Conference Telephone ..........................   19
16.5         Notice of Meeting .........................................   19
16.6         Waiver of Notice of Meetings ..............................   19
16.7         Quorum ....................................................   19
16.8         Continuing Directors May Act During Vacancy ...............   19
16.9         Validity of Acts of Directors .............................   19
16.10        Resolution in Writing Effective ...........................   20

                             PART 17
                 EXECUTIVE AND OTHER COMMITTEES

17.1         Appointment of Executive Committee ........................   20
17.2         Appointment of Committee of Directors .....................   20
17.3         Proceedings of Committees .................................   20

                             PART 18
                            OFFICERS

18.1         President and Secretary Required ..........................   21
18.2         Persons Holding More Than One Office and Remuneration .....   21
18.3         Disclosure of Conflicting Interest ........................   21

                                     PART 19
              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1         Indemnification of Directors ..............................  21
19.2         Indemnification of Officers, Employees, Agents ............  21
19.3         Indemnification Not Invalidated by Non-Compliance .........  22
19.4         Company May Purchase Insurance ............................  22

                                     PART 20
                              DIVIDENDS AND RESERVE

20.1               Declaration of Dividends ............................   22
20.2               Declared Dividend Date ..............................   22
20.3               Proportionate to Number of Shares Held ..............   22
20.4               Reserves ............................................   22
20.5               Receipts from Joint Holders .........................   23
20.6               No Interest on Dividends ............................   23
20.7               Payment of Dividends ................................   23
20.8               Capitalization of Undistributed Surplus .............   23

                                     PART 21
                         DOCUMENTS, RECORDS AND REPORTS

21.1               Documents to be Kept ................................  23
21.2               Accounts to be Kept .................................  23
21.3               Inspection of Accounts ..............................  23
21.4               Financial Statements and Reports ....................  24
21.5               Member to Receive Financial Statements ..............  24

                                     PART 22
                                     NOTICES

22.1               Method of Giving Notice .............................  24
22.2               Notice to Joint Holder ..............................  24
22.3               Notice to Personal Representative ...................  24
22.4               Persons to Receive Notice ...........................  24

                                     PART 23
                                  RECORD DATES

23.1               Record Date .........................................  25
23.2               No Closure of Register of Members ...................  25

                                     PART 24
                                      SEAL

24.1               Affixation of Seal to Documents .....................  25
24.2               Mechanical Reproduction of Signatures ...............  25
24.3               Official Seal for Other Jurisdictions ...............  25

                                     PART 25
                                  RESTRICTIONS



25.1               Restriction on Transfer of Shares ..................  26

                          PROVINCE OF BRITISH COLUMBIA

                                   COMPANY ACT

                                    ARTICLES

                                       of
                           B.P.Y.A. 1363 HOLDINGS LTD.

                                 (the "Company")

                                     PART I

                                 INTERPRETATION

1.1 DEFINITION AND CONSTRUCTION OF WORDS

In these Articles, unless there is something in the subject or context inconsistent therewith:

         "Articles" means these articles of the Company and any and all amendments, from time to time, thereto and "Article" means any paragraph hereunder.

         "Board" or "the directors" means the directors or the sole director of the Company for the time being.

         "Chairman of the Board" means the person appointed to the office of chairman of the Board pursuant to these Articles.

         "Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

         "Memorandum" means the memorandum of the Company and any and all amendments, from time to time, thereto.

         "President" means the person appointed to the office of president pursuant to these Articles.


         "Registrar" means the Registrar of Companies or other duly authorized person performing his duties as registrar under the Company Act.


         "Registered Owner" or "Registered Owners" when used with respect to a share in the capital of the Company means the person or persons, as the case may be, registered in the register of members in respect of such share and "Joint Registered Owner" includes a Registered Owner in joint tenancy and a Registered Owner as a tenant in common.

         "Seal" means the common seal of the Company.

         "Secretary" means the person appointed to the office of secretary pursuant to these Articles.

         "Superintendent" means the Superintendent of Brokers or any Deputy Superintendent of Brokers or any duly authorized person performing his duties appointed pursuant to the Securities Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

         "Unanimous Shareholders Agreement" means a written agreement among all the members of the Company entitled to vote in person, or where proxies are allowed, by proxy at a general meeting, and the Company, or among all such members, the Company and a person who is not a member, or a written declaration of the beneficial owner of all the issued voting shares of the Company, that restricts in whole or in part the powers of the directors to manage the business and affairs of the Company, as from time to time amended.

         "Vice-President" means the person appointed to the office of vice-president pursuant to these Articles.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography, telecopying and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2 PARAGRAPH HEADINGS

The division of these Articles into Parts and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 DEFINITIONS SAME AS COMPANY ACT

The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.4 INTERPRETATION ACT RULES OF CONSTRUCTION APPLY

Subject to the provisions of these Articles, the provisions of the Interpretation Act of the Province of British Columbia as from time to time enacted and all amendments thereto shall apply, mutatis mutandis, to the interpretation of these Articles.


                                     PART 2
                           SHARES AND SHARE CERTIFICATES

2.1 MEMBER ENTITLED TO CERTIFICATE

Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of the Joint Registered Owners or to their duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail, destroyed or stolen.

2.2 REPLACEMENT OF LOST OR DEFACED CERTIFICATE

If a share certificate:

                  (i) is worn out or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

                  (ii) is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person whose share certificate was lost, stolen or destroyed; or

                  (iii) represents more than one share and the Registered Owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum, not exceeding the amount permitted by the Company Act, as the directors may from time to time fix, shall be paid to the Company for each certificate to be issued under this Article.

2.3 EXECUTION OF CERTIFICATE

Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 RECOGNITION OF CERTIFICATE

Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as provided by law, statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its Registered Owner.

                                     PART 3
                                 ISSUE OF SHARES

3. 1 DIRECTORS AUTHORIZED

Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the Company then issued, issue, allot, sell or otherwise dispose of, grant options on or otherwise deal in, shares authorized but not outstanding at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 CONDITIONS OF ALLOTMENT

If the Company is, or becomes, a company which is not a reporting company and the directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 COMMISSIONS AND BROKERAGE

Subject to the provisions of the Company Act, the Company or the directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that the rate of the commission and discount shall not in the aggregate exceed twenty-five per centum (25%) of the amount of the subscription price of such shares and the directors may also pay such brokerage as may be lawful.

3.4 CONDITIONS OF ISSUE

No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be an amount set by resolution of the directors that is, in the circumstances of the transaction, no greater than fair market value. Notwithstanding that the price or consideration for a share may be other than cash, the price or consideration for a share shall, at the time when the share is allotted, be expressed in terms of money and so recorded in the proceedings of the directors of the Company.

                                     PART 4
                                 SHARE REGISTERS

4.1 REGISTERS OF MEMBERS, TRANSFERS AND ALLOTMENTS

The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of share. The directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 BRANCH REGISTERS OF MEMBERS

Subject to the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the directors may from time to time determine.

4.3 NO CLOSING OF REGISTER OF MEMBERS

The Company shall not at any time close its register of members.

                                     PART 5
                       TRANSFER AND TRANSMISSION OF SHARES

5.1 TRANSFER OF SHARES

Subject to the provisions of the Memorandum and of these Articles that may he applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 EXECUTION OF INSTRUMENT OF TRANSFER

The signature of the Registered Owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register in the name of the transferee as named in the instrument of transfer, the number of shares specified thereon or, if no number is specified, all the shares of the Registered Owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person on whose behalf any certificate representing the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 INQUIRY AS TO TITLE NOT REQUIRED

Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such Registered Owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer.

5.4 SUBMISSION OF INSTRUMENTS OF TRANSFER

Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferee or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 TRANSFER FEE

There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

5.6 PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH

In the case of the death of a member, the survivor or survivors where the deceased was a Joint Registered Owner in joint tenancy, and the legal personal representative of the deceased where he was the sole holder or a Joint Registered Owner as a tenant in common, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the directors may require him to obtain a grant of probate, letters of administration, grant of representation or other similar documentation from the jurisdiction in which such document may be properly issued in connection with the death of the member.

5.7 DEATH OR BANKRUPTCY

A guardian, committee, trustee, curator, tutor, personal representative or trustee in bankruptcy of a member, although not a member himself, shall have the same rights, privileges and obligations that attach to the shares held by the member if the documents required by the Company Act and by Article 5.6 shall have been deposited with the Company. This Article does not apply on the death of a member with respect to any share registered in his name and the name of another person in joint tenancy.

5.8 PERSONS IN REPRESENTATIVE CAPACITY

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                                     PART 6
                              ALTERATION OF CAPITAL

6. 1 INCREASE OF AUTHORIZED CAPITAL

The Company may by ordinary resolution amend the Memorandum to increase the authorized capital of the Company by:

                  (i) creating shares with par value or shares without par value, or both;

                  (ii) increasing the number of shares with par value or shares without par value, or both; or

                  (iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 OTHER CAPITAL ALTERATIONS

The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 ALTERATION OF SPECIAL RIGHTS OR RESTRICTIONS

Subject to the provisions of the Company Act, the Company may alter the Memorandum or these Articles:

                  (i) by such resolution as is permitted by the Company Act, to create, define and attach special rights or restrictions to any shares; and

                  (ii) by such resolution as is permitted by the Company Act, and by otherwise complying with any applicable provision of the Memorandum and these Articles to vary or abrogate any special rights or restrictions attached to any shares but no right or special right attached to any issued shares shall be prejudiced or interfered with unless:

                  (i) if the right or special right prejudiced or interfered with is attached to a class of shares, members holding shares of that class, and

                  (ii) if the right or special right prejudiced or interfered with is attached to a series of shares and the rights or special rights attached to that series are affected differently from those attached to another series of the same class, members holding shares of that series, consent by separate resolution of the members of that class or series, as the case may be, requiring a majority of three-fourths (3/4ths) of the votes cast or such greater majority as may be specified in the special rights attached to such class or series.

6.4 CONSENT OF SUPERINTENDENT REQUIRED

If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion or exchange attaching to any shares in the capital of the Company shall be submitted to a general meeting, a class meeting, or a series meeting unless, if so required by the Company Act, the Superintendent has first consented to the resolution.

6.5 CLASS MEETINGS OF MEMBERS

Subject to the Company Act, and unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of members holding a particular class or series of shares but the quorum at a class meeting or series meeting shall be at least one person holding or representing by proxy not less than one-third of the shares affected.

                                     PART 7
                        PURCHASE AND REDEMPTION OF SHARES

7.1 COMPANY AUTHORIZED TO PURCHASE OR REDEEM ITS SHARES

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem, on the terms and in the manner provided in the Memorandum or these Articles, any of its issued shares that have a right of redemption attached to them. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act, or the Company is purchasing shares from a bona fide employee or a bona fide former employee of the Company or an affiliate of the Company, or his personal representative, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

7.2 REDEMPTION OF SHARES

If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 PURCHASED OR REDEEMED SHARES CANNOT VOTE

Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be cancelled, sold or reissued by it but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend shall be paid thereon.

                                     PART 8
                                BORROWING POWERS

8.1 POWERS OF DIRECTORS

Subject to any Unanimous Shareholders Agreement, the directors may from time to time at their discretion authorize and cause the Company:

                  (i) to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

                  (ii) to guarantee the repayment of money by any other person or the performance of any obligation of any person;

                  (iii) to issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

                  (iv) to grant securities interests, mortgage, charge, whether by way of specific or floating charge, or both, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 SPECIAL PRIVILEGES AND NEGOTIABILITY OF DEBT OBLIGATIONS


Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3 REGISTER OF DEBENTUREHOLDERS

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act registers of its debentures, its indebtedness and its debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the directors may from time to time determine and the directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 EXECUTION OF DEBT OBLIGATIONS

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 REGISTER OF INDEBTEDNESS

The Company shall keep or cause to be kept a register of its indebtedness to every director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

                                     PART 9
                                GENERAL MEETINGS

9.1 ANNUAL GENERAL MEETING

Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last annual general meeting) and place as may be determined by the directors.

9.2 WAIVER OF ANNUAL GENERAL MEETINGS

If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required to be transacted at the meeting, the meeting shall be deemed to have been held on the date specified in the consent and it is not necessary for the Company to hold that annual general meeting.


9.3 CLASSIFICATION OF GENERAL MEETINGS

All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 CALLING OF MEETINGS

The directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided by the Company Act.

9.5 ADVANCE NOTICE FOR ELECTION OF DIRECTORS

If the Company is or becomes a reporting company, advance notice of any general meeting at which directors are to be elected shall be published in the manner required by the Company Act.

9.6 NOTICE FOR GENERAL MEETING

A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.7 WAIVER OR REDUCTION OF NOTICE

All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 NOTICE OF SPECIAL BUSINESS AT GENERAL MEETING

Except as otherwise provided by the Company Act, where any special business at a general meeting included considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at such other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

                                     PART 10
                         PROCEEDINGS AT GENERAL MEETINGS

10.1 SPECIAL BUSINESS

All business shall be deemed special business which is transacted at:

                  (i)  an extraordinary general meeting; and

                  (ii) an annual general meeting, with the exception of the
                       consideration of the financial statements and of the respective reports of the directors and auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.

10.2 REQUIREMENT OF QUORUM

No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 QUORUM

Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the shares which are entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The directors, the Secretary, or in his absence, an assistant Secretary, and the solicitor of the Company shall be entitled to attend any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4 LACK OF QUORUM

If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 CHAIRMAN

The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every meeting of the Company.

10.6 ALTERNATE CHAIRMAN

If at any meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose someone of their number to be chairman or if all the directors present decline to take the chair or shall fail to so choose or if no director be present, the members and proxyholders present shall choose one of their number to be chairman.

10.7 ADJOURNMENTS

The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not advance notice (within the meaning of the regulations made pursuant to the Company Act), of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 RESOLUTIONS NEED NOT BE SECONDED

No motion proposed at a meeting need be seconded and the chairman may propose a motion.

10.9 DECISIONS BY SHOW OF HANDS OR POLL

Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the results of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, carried unanimously, carried by a particular majority, lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, the resolution.

10.10 CASTING VOTE

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 MANNER OF TAKING POLL

No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 RETENTION OF BALLOTS CAST ON A POLL

Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 VOTING ON A POLL

On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 ORDINARY RESOLUTION SUFFICIENT

Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

10.15 RESOLUTION IN WRITING EFFECTIVE

A resolution consented to in writing, whether by document, telegram, telex, telecopy or any method of transmitting legibly recorded messages or other means, by all of the members shall be as valid and effectual as if it had been passed at a meeting of the members duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the members and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                     PART 11
                                VOTES OF MEMBERS

11.1 NUMBER OF VOTES PER SHARE OR MEMBER

Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on Joint Registered Owners of shares, on a show of hands every member who is present in person and entitled to vote shall have one vote, and on a poll every member shall have one vote for each share of which he is the Registered Owner, and may exercise such vote either in person or by proxyholder.

11.2 VOTES OF PERSONS IN REPRESENTATIVE CAPACITY

Any person who is not registered as a member but who claims to be entitled to vote at any meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors or the Secretary of his right to vote the share before the time for holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote, and unless he shall so satisfy the directors or the Secretary he shall not be entitled to vote that share.

11.3 REPRESENTATIVE OF A CORPORATE MEMBER

Any corporation not being a subsidiary which is a member of the Company may authorize such person as it thinks fit to act as its representative at any meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right to appoint a proxyholder to represent such corporation, and shall, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative shall be in a form satisfactory to the directors and may be sent to the Company by written instrument, telegram, telex, telecopy or any method of transmitting legibly recorded messages.

11.4 VOTES BY JOINT HOLDERS

In the case of Joint Registered Owners of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other Joint Registered Owners; and for this purpose seniority shall be determined by the order in which the names stand in the register of members with respect to such share. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed Joint Registered Owners.

11.5 VOTES BY COMMITTEE FOR A MEMBER

A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or curator and any such committee or curator may appoint a proxyholder.

11.6 APPOINTMENT OF PROXYHOLDERS

A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five and not more than one per share) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 EXECUTION OF FORM OF PROXY

A proxy shall be in writing under the hand of the appointee or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company.

11.8 DEPOSIT OF PROXY

A proxy and power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting, not less than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed, or, if the Company is not a reporting company, shall be deposited with a director or officer of the Company at such meeting prior to its commencement. In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding forty-eight hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing by letter, telegram, telex, telecopy or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and be counted.

11.9 FORM OF PROXY

Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints ______________________ or failing him ________________________ as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ____ day of 19__, and at any adjournment thereof.

Signed this ____ day of_____________________, 19__.

                              ______________________
                              (Signature of member)

                           _____________________________
                           (Name of member - printed)

11.10 VALIDITY OF PROXY VOTE

A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing:

                  (i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

                  (ii) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law. A proxy shall cease to be valid after one year from its date.

                                     PART 12
                                    DIRECTORS

12.1 NUMBER OF DIRECTORS

The subscribers to the Memorandum of the Company are the first directors. The directors to succeed the first directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of directors and the number of directors shall be the same as the number of directors so appointed or elected or as may be determined by resolution of the subscribers to the Memorandum of the Company. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 REMUNERATION AND EXPENSES OF DIRECTORS

The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 QUALIFICATION OF DIRECTORS

A director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act to become or act as a director.

                                     PART 13
                       ELECTION AND REMOVAL OF DIRECTORS

13.1 ELECTION AT ANNUAL GENERAL MEETINGS

At each annual general meeting of the Company all the directors shall retire and the members entitled to vote thereat shall elect a Board consisting of the number of directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 ELIGIBILITY OF RETIRING DIRECTOR

A retiring director shall be eligible for re-election.

13.3 CONTINUANCE OF DIRECTORS

Where the Company fails to hold an annual general meeting in accordance with the Company Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held, whichever first occurs.

13.4 ELECTION OF LESS THAN REQUIRED NUMBER OF DIRECTORS

If at any general meeting at which there should be an election of directors, the places of any of the retiring directors are not filled by such election, such of the retiring directors who are not re-elected as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the number of directors for the time being fixed pursuant to these Articles until further new directors are elected at a general meeting convened for the purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of directors actually elected or continued in office.

13.5 FILLING A CASUAL VACANCY

Where there is a vacancy on the Board as a consequence of an increase in the number of directors, an increase in the minimum number of directors, a director ceasing to act, or for any other reason, but not in the case of a vacancy resulting from a failure of the members to elect the required number of directors at an annual general meeting, the remaining directors or director may appoint any person as a director to fill such vacancy. If after such vacancy there is no director or the remaining directors or director neglect or refuse to fill such vacancy, the members shall have the power to appoint between successive annual general meetings, by ordinary resolution, any person as a director to fill such vacancy. Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting.

13.6 APPOINTMENT OF ADDITIONAL DIRECTORS BY DIRECTORS

Between successive annual general meetings the directors shall have power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last annual general meeting at which directors were elected. Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional director the number of directors shall be increased accordingly.

13.7 ALTERNATE DIRECTORS

Any director may by instrument in writing, telegram, telex, telecopy or any method of transmitting legibly recorded messages delivered to the Company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such appointment to the Company. Every such alternate director shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex, telecopy or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall he payable out of the remuneration of the director appointing him.

13.8 TERMINATION OF DIRECTORSHIP

The office of director shall be vacated if the director:

                  (i) resigns his office by notice in writing delivered to the registered office of the Company; or

                  (ii) is convicted of an indictable offence and the other
                       directors shall have resolved to remove him; or

                  (iii) ceases to be qualified to act as a director pursuant to the Company Act.



13.9 REMOVAL OF DIRECTORS

The Company may by special resolution remove any director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

                                     PART 14
                         POWERS AND DUTIES OF DIRECTORS

14.1 MANAGEMENT OF AFFAIRS AND BUSINESS

Subject to any Unanimous Shareholders Agreement, the directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 APPOINTMENT OF ATTORNEY

The directors may from time to time by power of attorney or other instrument under the Seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any corporation, firm or person or body of persons, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

                                     PART 15
                       DISCLOSURE OF INTEREST OF DIRECTORS

15.1 Disclosure of Conflicting Interest

A director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a director shall disclose to the Board the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Company Act.

15.2 Voting and Quorum Regarding Proposed Contract

A director, other than a sole director, shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

                  (i) any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

                  (ii) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director or officer;

                  (iii) determining the remuneration of the directors;

                  (iv) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

                  (v)  the indemnification of any director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 DIRECTOR MAY HOLD OFFICE OR PLACE OF PROFIT WITH COMPANY

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of director for such period and on such term (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be voided by reason thereof.

15.4 DIRECTOR ACTING IN PROFESSIONAL CAPACITY

Subject to compliance with the provisions of the Company Act, a director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

15.5 DIRECTOR RECEIVING REMUNERATION FROM OTHER INTERESTS

A director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

                                     PART 16
                            PROCEEDINGS OF DIRECTORS

16.1 CHAIRMAN AND ALTERNATE

The Chairman of the Board, if any, or in his absence the President, shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

16.2 PROCEDURE AT MEETINGS

The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 CASTING VOTE

On any vote of the directors, in the event of an equality of votes, the chairman shall not have a second or casting vote.

16.4 MEETINGS BY CONFERENCE TELEPHONE


A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.5 NOTICE OF MEETING

A director may, and the Secretary or an assistant Secretary upon request of a director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be either delivered personally, given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, telecopy or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed or to an alternate director if such meeting is the meeting at which his appointment is approved.

16.6 WAIVER OF NOTICE OF MEETINGS

Any director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter.

After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such director and unless the director otherwise requires in writing to the Secretary, to his alternate director, of any meeting of directors and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

16.7 QUORUM

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors or, if the number of directors is fixed at one, shall be one director.

16.8 CONTINUING DIRECTORS MAY ACT DURING VACANCY

The continuing directors may act notwithstanding any vacancy in their body, but, if and so long as the number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.9 VALIDITY OF ACTS OF DIRECTORS

Subject to the provisions of the Company Act, all acts done by a meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

16.10 RESOLUTION IN WRITING EFFECTIVE

A resolution consented to in writing, whether by document, telegram, telex, telecopy or any method of transmitting legibly recorded messages or other means, by all of the directors shall be valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                     PART 17
                         EXECUTIVE AND OTHER COMMITTEES

17.1 APPOINTMENT OF EXECUTIVE COMMITTEE

The directors may by resolution appoint an executive committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the executive committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The executive committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said committee shall constitute a quorum thereof.

17.2 APPOINTMENT OF COMMITTEE OF DIRECTORS

The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 PROCEEDINGS OF COMMITTEES

The executive committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing whether by document, telegram, telex, telecopy or any method of transmitting legibly recorded messages, by all the members of the executive committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

                                     PART 18
                                    OFFICERS

18.1 PRESIDENT AND SECRETARY REQUIRED

The directors shall, from time to time, appoint a president, and a secretary and such other officers, if any, as the directors shall determine and the directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 PERSONS HOLDING MORE THAN ONE OFFICE AND REMUNERATION

One person may hold more than one of such offices except that the offices of president and secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the managing director shall be a director. The other officers need not be directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of a secretary as specified in the Company Act.

18.3 DISCLOSURE OF CONFLICTING INTEREST

Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

                                     PART 19
              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 INDEMNIFICATION OF DIRECTORS

Subject to the provisions of the Company Act, the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 INDEMNIFICATION OF OFFICERS, EMPLOYEES, AGENTS

Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the office of the secretary by the Company Act or these Articles and each such Secretary and assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity, provided such Secretary or assistant
Secretary has acted honestly and in good faith with a view to the best interests of the Company, or he had reasonable grounds for believing that his conduct was lawful.

19.3 INDEMNIFICATION NOT INVALIDATED BY NON-COMPLIANCE

The failure of a director or officer of the Company to comply with the provisions of the Company Act, the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 COMPANY MAY PURCHASE INSURANCE

The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any Liability incurred by him as such director, officer, employee or agent.

                                     PART 20
                              DIVIDENDS AND RESERVE

20.1 DECLARATION OF DIVIDENDS

The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets, or both, properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the directors and where any difficulty arises with regard to such a distribution the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

20.2 DECLARED DIVIDEND DATE

Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

20.3 PROPORTIONATE TO NUMBER OF SHARES HELD

Subject to the Company Act and to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 RESERVES

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 RECEIPTS FROM JOINT HOLDERS

If several persons are Joint Registered Owners of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

20.6 NO INTEREST ON DIVIDENDS

No dividend shall bear interest against the Company. Where the aggregate dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 PAYMENT OF DIVIDENDS

Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the Registered Owner, or in the case of Joint Registered Owners, to the registered address of that one of the Joint Registered Owners who is first named on the register, or to such person and to such address as the Registered Owner or Joint Registered Owner may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted), discharge all liability for the payment of such dividend, bonus or other moneys unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 CAPITALIZATION OF UNDISTRIBUTED SURPLUS

Notwithstanding anything contained in these Articles the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such retained earnings or surplus or any part thereof.

                                     PART 21
                         DOCUMENTS, RECORDS AND REPORTS

21.1 DOCUMENTS TO BE KEPT

The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2 ACCOUNTS TO BE KEPT

The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3 INSPECTION OF ACCOUNTS

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4 FINANCIAL STATEMENTS AND REPORTS

The directors shall from time to time at the expense of the Company cause to be prepared and laid before the annual general meeting such financial statements and reports as are required by the Company Act.

21.5 MEMBER TO RECEIVE FINANCIAL STATEMENTS

Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

                                     PART 22
                                     NOTICES

22.1 METHOD OF GIVING NOTICE

A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day (Saturdays, Sundays and holidays excepted) following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 NOTICE TO JOINT HOLDER

A notice, statement or report may be given or delivered by the Company to the Joint Registered Owners of a share by giving the notice to the Joint Registered Owner first named in the register of members in respect of the share.

22.3 NOTICE TO PERSONAL REPRESENTATIVE

A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 PERSONS TO RECEIVE NOTICE

Notice of every meeting of members shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the directors of the Company shall be entitled to receive notices of any such meeting.

                                     PART 23
                                  RECORD DATES

23.1 RECORD DATE

The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 NO CLOSURE OF REGISTER OF MEMBERS

Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

                                     PART 24
                                      SEAL

24.1 AFFFIXATION OF SEAL TO DOCUMENTS

The directors may provide a Seal for the Company and, if they do so, shall provide for the safe custody of the Seal which may be affixed to any instrument in the presence of the President of the Company without the necessity of a resolution of the directors, or by such person or persons as may be authorized by a resolution of the directors. For the purpose of certifying under seal true copies of any document or resolution the Seal may be affixed in the presence of any director, officer or the solicitor of the Company.

24.2 MECHANICAL REPRODUCTION OF SIGNATURES

To enable the Seal to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Company Act and these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph, or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Seal and the Chairman of the Board, the President, the managing director or a Vice-President and the Secretary, treasurer, secretary-treasurer, an assistant Secretary, an assistant treasurer or an assistant secretary-treasurer may by a document authorize such firm or company to cause the Seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Seal has been so affixed shall for all purposes be deemed to be under and to bear the Seal lawfully affixed thereto.

24.3 OFFICIAL SEAL FOR OTHER JURISDICTIONS

The Company may have for use in any other province, state, territory or country an official seal which shall have on its own face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the directors or by a duly authorized agent of the Company.

                                     PART 25
                                  RESTRICTIONS

25.1 Restriction on Transfer of Shares

Notwithstanding anything contained in these Articles, the directors may, in their absolute discretion, decline to register any transfer of shares and shall not be required to disclose their reasons therefor; provided that at such time as a class of shares in the capital of the Company have been listed for trading on any stock exchange or any regulatory authority has accepted for filing and has issued a receipt for a prospectus qualifying the distribution of such shares to the public, any restriction on the transfer of such shares shall, by that fact, be removed.

FULL NAME, RESIDENT ADDRESS                   NUMBER AND KIND AND CLASS OF
AND OCCUPATION OF SUBSCRIBER                  SHARES TAKEN BY SUBSCRIBER



/s/ DOUGLAS H. HOPKINS                        ONE (1) COMMON SHARE
- -------------------------------
DOUGLAS H. HOPKINS, Solicitor
1650 Edgewater Lane
North Vancouver, British Columbia
V7H 2M1


                                              ------------------------------
TOTAL SHARES TAKEN:                           ONE (1) COMMON SHARE


DATED the 26th day of April, 1995.

                                                                  Certificate of
                                                        Incorporation No. 496150

           PROVINCE OF BRITISH COLUMBIA           I CERTIFY THIS IS A COPY OF A
                                                          DOCUMENT FILED ON
                                                            DEC 1 4 1995.
                            FORM 21
                           (Section 371)


                          COMPANY ACT             /s/ J.S. Powell
                                                  -----------------------
                                                  JOHN S. POWELL
                                                  REGISTRAR OF COMPANIES
                                                  PROVINCE OF BRITISH COLUMBIA



                               SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: B.P.Y.A. 1363 HOLDINGS LTD.

Date resolution passed: November 23, 1995

Resolution:

RESOLVED, as special resolutions, that:

1.   The name of the Company be changed to VENTURE PACIFIC CAPITAL CORPORATION.

2. The Memorandum, as altered by these resolutions, be in the form attached hereto and marked Schedule "A" so that the Memorandum as altered shall, at the time of filing, comply with the Company Act British Columbia.

CERTIFIED a true copy the 23rd day of November, 1995.


                                     /s/ illegible
                                    ----------------------------------
                                    Signature

                                    Director
                                    ----------------------------------
                                    Relationship to Company

                                  SCHEDULE "A"

                               ALTERED MEMORANDUM

           (as altered by Special Resolution dated November 23, 1995)

                                       OF

                       VENTURE PACIFIC CAPITAL CORPORATION

1. The name of the company is VENTURE PACIFIC CAPITAL CORPORATION.

2. The authorized capital of the company consists of Ten Million (10,000,000) Common shares without par value.

                                                               NUMBER: 496150
                                    [SEAL]

                                 CERTIFICATE
                                      OF
                                CHANGE OF NAME
                                 COMPANY ACT

                     CANADA
          PROVINCE OF BRITISH COLUMBIA

                              I HEREBY CERTIFY that
                           B.P.Y.A. 1363 HOLDINGS LTD.

                        has this day changed its name to

                       VENTURE PACIFIC CAPITAL CORPORATION


               ISSUED under my hand at Victoria, British Columbia
                              on December 14, 1995

                                                         /s/ J.S. POWELL
                                                         -----------------------
      [SEAL]                                             JOHN S. POWELL
                                                         Registrar of Companies