Form 20-F
period 2003-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2003-10-01
CIK 936801

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED

OR

[X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR  15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number: 2-27608

PACIFIC HARBOUR CAPITAL LTD.

(Exact name of Registrant as specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1502 – 543 Granville Street

Vancouver, British Columbia, Canada V6C 1X8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

(Title of each class)

Name of each exchange on which registered

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

7,247,712 Common Shares without par value

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

Item 17 [X]

Item 18

#

TABLE OF CONTENTS

PART I

ITEM 1

Identity of Directors, Senior Management and Advisors

4

ITEM 2

Offer Statistics and Expected Timetable

4

ITEM 3

Key Information

4

ITEM 4

Information on the Company

8

ITEM 5

Operating and Financial Review and Prospects

14

ITEM 6

Directors, Senior Management and Employees

17

ITEM 7

Major Shareholders and Related Party Transactions

21

ITEM 8

Financial Information

22

ITEM 9

The Offer and Listing

22

ITEM 10

Additional Information

24

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

29

ITEM 12

Description of Securities Other Than Equity Securities

29

PART II

ITEM 13

Defaults, Dividends Arrearages and delinquencies

30

ITEM 14

Material Modifications to the Rights of Securitiy Holders,

Use of Proceeds

30

ITEM 15

Reserved

30

ITEM 16

Reserved

30

PART III

ITEM 17

Financial Statements

31

#

Enforcement of Legal Remedies

Certain officers, directors and persons involved with the Registrant as professional advisors are resident in Canada. As a result, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by any court of the United States which is predicated on civil liabilities under the Securities Exchange Act of 1934, as amended (the "Exchange Act'). The Registrant's Canadian counsel has advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the Exchange Act or the rules and regulations promulgated thereunder.

Forward Looking Statements

This Annual Report contains forward-looking statements based on the Registrant's current expectations about the Company and its industry. These forward-looking statements can be identified within text containing words such as "expect", "anticipate", "estimate" and other similar expressions. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forwardlooking statements as a result of risk factors as discussed in Item 3: Key Information and elsewhere in this report. The Registrant undertakes no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable

B. METHOD AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (formerly Venture Pacific Development Corporation) (hereinafter the "Company" or the "Registrant"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2003, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 22 in the Consolidated Financial Statements) that have been audited by Amisano Hanson, Chartered Accountants as to the four years ended March 31, 2003 and by Deloitte & Touche, Chartered Accountants, as to one year ended March 31, 1999 both of Vancouver, Canada. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

2003

2002

2001

2000

1999

(Restated)

(Restated)

(All Canadian Dollars)

Operating Data

Revenue(l)

$1,058,230

$3,152,174

$2,895,095

$3,466,843

$3,613,623

Cost of land held for resale

-

-

-

-

-

Cost of townhouse

condominiums for resale

-

-

-

(12,813)

-

Cost of convenience store goods

for resale

(363,561)

(1,984,594)

(1,715,681)

(2,025,416)

(2,227,594)

Net Revenue

694,669

   1,167,580

1,179,414

1,428,614

 1,386,029

Administrative expenses

(1,091,061)

(2,653,807)

(2,427,021)

(2,249,589)

(1,821,556)

Gain/loss on investments/

Severance Costs

(323,421)

(378,401)

(15,908)

(258,470)

-

Net income (loss)

($     72,971)

($1,864,628)

($1,263,515)

($1,079,445)

($435,527)

Earnings (loss) per share

($0.01)

($0.28)

($0.18)

($0.12)

($0.06)

Balance Sheet Data

Working capital

(1,299,839)

(1,335,579)

(954,187)

371,685

901,942

Total assets (2)

5,262,866

6,286,021

6,477,127

7,066,823

6,988,974

Long term debt

298,234

1,079,520

424,915

435,063

1,063,792

Shareholders' equity

2,900,790

2,826,452

4,691,080

5,409,555

5,531,698

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

2003

2002

2001

2000

1999

(Restated)

(Restated)

Net income (Loss) - Canadian GAAP

($72,971)

($1,864,628)

($1,263,515)

($1,079,445)

($435,527)

Differences:

Other deferred development costs

(75,092)

(78,680)

(91,105)

133,403

(760,490)

Write-down of other deferred

  development costs

-

11,688

11,408

32,791

-

Stock based compensation

-

-

-

(35,600)

-

Capital holding costs

  expensed under US GAAP

(14,388)

(11,688)

(11,408)

(14,596)

(15,375)

Net income (loss) - US GAAP

($162,451)

($1,943,308)

($1,354,620)

($963,447)

($1,211,392)

#

2003

2002

2001

2000

1999

(Restated)

(Restated)

Earnings (loss) per share – US

($0.02)

($0.30)

($0.22)

($0.20)

($0.34)

GAAP(l)

Weighted average number of shares

outstanding under US GAAP (1)

6,979,397

6,520,172

6,065,972

4,565,523

3,519,271

Shareholders' equity – Canadian

$2,900,790

$2,826,452

$4,691,080

$5,409,555

$5,531,698

Other deferred costs, expensed

 under US GAAP

(1,498,334)

(1,423,242)

(1,344,562)

(1,253,457)

(1,414,755)

Capitalized holdings costs,

 expensed under US GAAP

(101,396)

(87,008)

 (87,008)

(87,008)

(105,203)

Shareholders' equity - US GAAP

$1,301,060

$1,316,202

$3,259,510

$4,069,090

$4,011,740

(1)

Revenues for all periods disclosed comprised sales revenue of the corporation's interest in PJSJV, land sales, net vehicle lease and sale income, interest and other miscellaneous income. Under US GAAP these amounts would be considered "Other income" rather than "Revenue".   There is no effect on reported net income (loss).

(2)

Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP:  2003 - $3,663,136;  2002 - $4,775,771;  2001 - $5,045,557;   2000 - $5,726,538 and 1999 - $5,469,016.

Currency and Exchange Rates

In this Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of August 28, 2003, the exchange rate for conversion to U.S. Dollars was $1.3973 Canadian = $1.00 U.S.  Exchange rates represent the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the calendar year for the past 5 years. Rates quoted are the Canadian Dollar exchange for US $1.00

Year

Period End

Average

High

Low

2002

1.5769

1.5702

1.6190

1.5024

2001

1.5958

1.5490

1.6058

1.4895

2000

1.5030

1.4720

1.5140

1.4310

1999

1.4433

1.4858

1.5110

1.4433

1998

1.5422

1.4831

1.5845

1.4040

On March 31, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.00 U.S. = $1.4695 Canadian.

#

B. CAPITALIZATION AND INDEBTNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

History of losses and expected losses in the future:

The Corporation reported a loss of $435,527 for the year ended September 30, 1999; $1,079,445 for the year ended September 30, 2000; $1,263,515 for the year ended March 31, 2001; $1,864,628 for the year ended March 31, 2002 and $72,971 for the year ended March 31, 2003. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation cannot predict when it will achieve profitability, and if it does the Corporation may not be able to sustain or increase its profitability.

Availability of capital:

The Corporation may not have sufficient capital to fund its operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Corporation's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. The Corporation may also require additional capital to develope its property and existing business or to acquire or invest in complimentary business or products. If the Corporation issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Corporation will be reduced.

Risk Factors Related to Ownership and Trading Market

Volatility of stock price:

Stock markets have recently experienced extreme price and volume fluctuations. Since the Company's initial public offering, the market value of its common shares has fluctuated significantly. These fluctuations are often unrelated to the operating performance of particular companies, including the Company. The broad market fluctuations may adversely affect the market price of the Company's common shares. This may adversely affect the ability of the Company to use its common shares as consideration in acquisition transactions. In addition, when the market price of a company's stock drops significantly, shareholders often commence securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of management and other resources.

Future sales of common shares:

If the Company's shareholders sell substantial amounts of common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect.

General unforeseen and non-controllable risks:

In future years it is anticipated that the following will continue to have an effect on the results reported: the sale of the remaining parcels of land held by the Company's subsidiaries, there would then be a gain or loss recognized on the sale of the land. At this time it is difficult to quantify such a gain or loss as it is dependent on the economic conditions in effect at the time of the sale. The Company's real estate properties are subject to the risks generally associated with the ownership of real property, including liquidity, the need to meet fixed obligations, uncertainty regarding adverse local market conditions due to changes in general or local economic conditions, zoning laws, neighborhood characteristics, interest rates, availability of mortgage funds, availability of water and sewer services, changes in real estate property tax rates and other operating expenses, governmental rules and fiscal policies, acts of God (which may result in uninsured losses) and other factors which are beyond the control of the Company. The Company may be unable to resell its properties at a profit or at all as a result of adverse conditions in local real estate markets or other factors or the imposition of regulations governing the use of the properties which have an adverse impact on the value of the properties. Many of these inherent risks may be intensified by economic recession and by other potential economic developments and uncertainties.

Real estate development is an intensely competitive and highly cyclical business, typically involving "boom and bust" cycles. While location is one of the most important factors in real estate ownership, development is also critically affected by the availability of financing and general economic conditions.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, (formerly Venture Pacific Development Corporation) principal office is located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2003 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share.  At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2003 there were 7,247,712 Common Shares issued and outstanding and no issued Preferred Shares.

All Common Shares of the Registrant rank equally as to dividends, voting rights and participation in assets. The Registrant's dividend policy is determined by the Board of Directors and to date, the Registrant has neither declared nor paid any dividends on its Common Shares nor does the Registrant anticipate that dividends will be paid in the foreseeable future.  Rather, it intends to apply earnings to the expansion and development of its business.

The Registrant became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Registrant's listing on the TSX-VE is as a Tier 1 Company trading under the symbol "PCF". In the United States the common shares are quoted on the Over-The-Counter Bulletin Board under the symbol "PCFHF".

The Registrant has furnished its shareholders with annual reports containing audited financial statements and quarterly or other interim reports containing financial and other information to the extent required by the British Columbia Company Act, the TSX-VE and the British Columbia Securities Commission ("BCSC"), and/or other applicable authorities and has provided the reports required by the U.S. Securities Exchange Act of 1934 ("1934 Act"). The Registrant is subject to the information and reporting requirements under the British Columbia Company Act and has filed periodic reports, proxy materials and other reports with the Executive Director under the British Columbia Securities Act and with the TSX-VE. Such reports can be inspected and copied, at the expense of the person requesting the report, at the TSX-VE offices at 10" Floor - 300 5th Ave. SW , Calgary, Alta, T2P 3C4 and at the offices of the BCSC Executive Director at 9th Floor - 701 W. Georgia St., Vancouver, BC, V7Y IL2, at prescribed rates.

The Registrant is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC") under the 1934 Act. Such reports, proxy statements and other information can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.  Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon request, the Registrant will provide copies of such materials on file at the SEC, the TSX-VE, and the BCSC to shareholders who do not have ready access to them. Requests should be made in writing to: Pacific Harbour Capital Ltd., at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

B. BUSINESS OVERVIEW

Pacific Harbour Capital Ltd. is primarily engaged in the following businesses:

a)

investments; National Direct Response Marketing Canada Inc.

b)

real estate holdings in Nevada, USA and British Columbia, Canada.

c)

used vehicle leasing as well as sale of pre-owned vehicles through Venture Pacific Vehicle LeaseCorp Inc.

a)

INVESTMENTS

In December 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc., the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and several other direct marketing products.

Pacific Harbour has the right to invest up to $1,100,000 by way of secured convertible debentures when if converted will equal a 49% ownership stake in National Direct.  In order for the full amount to be advanced, National Direct is required to achieve specific sales targets within a 12 month and 18 month period.  Pacific Harbour's first debenture advance to National Direct was $300,000.  The Company earns royalties on the various products that National Direct sells and received royalty income during the fiscal year ended March 31, 2003 in the amount of $18,763.

b)

REAL ESTATE HOLDINGS:

STATE OF NEVADA, USA

The Company formed two wholly-owned Nevada subsidiaries, Venture Pacific Development Corporation (USA), and VenPac Nevada 1, LLC. ("VenPac"). In 1997, VenPac acquired a 12.86 acre site and a 0.23 acre well site in Pahrump, Nevada. On August 28, 1998 VenPac purchased an additional 5.31 acres (10 individual lots) adjacent to the 12.86 acre site, for the sum of $400,000 (US$) from the Ronald E. and Charlotte A. Floyd 1983 Living Trust Agreement, with terms of 10% down, 10% interest and a 10 year amortization .

Large companies such as Burger King, McDonalds, KFC, Big 0 Tires, Dominos Pizza Restaurant, Bank of America, Sav-on Drugs, Smith's Food and Drug Center, Walgren Drugs, and Lucky Food Stores have now established operations in the Pahrump township.

A $300,000 loan secured by land held for development was extended to April 1, 2004 at 16% per annum. A replacement loan agreement dated April 12, 2001 was executed increasing the principal amount of the loan from $300,000 to $400,000.  On February 22, 2002 this loan was again increased by $300,000 to bring the total principal amount to $700,000. Subsequently, on September 1st, 2002 the interest rate on this loan was re-negotiated to a lower rate of 12% per annum.  On December 1, 2002 the loan was further increased by a $300,000 bridge loan bringing the total loan amount to $1,000,000. On January 30, 2003 the Company sold a 40-acre parcel of land located in Pemberton, B.C. which formed part of the security on this loan.  With the proceeds from the sale of this property, the $300,000 bridge loan was repaid thereby reducing the outstanding loan amount back to $700,000.  Interest is being accrued on this loan at 12% per annum.

Ronald W. Downey, a former director and officer of the Company, had commenced an action against the Company in the Supreme Court of British Columbia pursuant to which he alleges wrongful dismissal and claims approximately $479,807 representing the aggregate salary due for the balance of the term of his contract.

In September 2002, the Company entered into a settlement agreement, approved by the Supreme Court of British Columbia, to pay Mr. Downey a judgment in the amount of  $250,000.  The Company granted Mr. Downey a mortgage in the amount of $250,000 which mortgage is to be registered against the Company's properties in Nevada.  The term of this mortgage will be one year from September 5th, 2002 with a zero percent interest rate.  The settlement amount can be reduced by prepaying the mortgage at any time up to September 30, 2003.  Mr. Downey has agreed to extend the collection of the judgment amount by 6 months from September 30th, 2003 to March 31st, 2004 upon payment of $50,000.  The balance of the settlement amount will then accrue interest at the rate of 10% per annum.

The Company is holding the property as undeveloped or would resell it should an acceptable offer be received.

PROVINCE OF BRITISH COLUMBIA, CANADA

The Company has fee simple interests in two real estate properties in or near Pemberton, British Columbia. Specific information regarding each property and its stage of development and operations is set forth under "Item 4.D - Plant, properties and equipment." The Company holds its real estate interests through wholly owned subsidiaries. The Company is currently reviewing its opportunities with respect to these land holdings as the awarding of the Whistler/Vancouver 2010 Olympics has generated substantial interest in the area to kick-start a major-development in the area

c)

VEHICLE LEASING AND SALES

The Company entered into the vehicle leasing market in September 1996 (fiscal year 1997) in order to diversify its business activities and to increase monthly cash flows.

On August 22, 1996 Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") a wholly-owned subsidiary of the Company, was formed to operate a used vehicle leasing business in the Lower Mainland of British Columbia ("BC"), with its main focus to capitalize on the untapped subprime segment of the credit market.

During the fiscal year ended March 31, 2003, LeaseCorp achieved net revenues after the cost of sales of $386,419 and an operating loss of $267,570. The used vehicle leasing business has been funded in-house, with all the new and near new vehicles financed on a non-recourse basis, through a major Credit Union (a type of Canadian financial and lending institution), which is responsible for collecting all lease payments due them.

In the interim, to assist with short-term plans to expand the business, LeaseCorp arranged mortgage-backed debt financing in an amount totaling $575,000 which the Company has guaranteed repayment of, and has caused a first and second mortgage to be granted over the three parcels of land located in Pemberton, British Columbia (see Item 2. Description of Property).  The Company renegotiated the terms of these loans payable by the extension of repayment to August 10, 2003 at 14% per annum in the first year and 15% per annum in the second year. An additional $425,000 was advanced bringing the loan balance to $1,000,000. Subsequent to March 31, 2002, the Company paid $250,000 owing on the $1,000,000 loan payable and obtained a new loan in the amount of $750,000.  The new loan bears interest at 12% per annum, is due on March 31, 2004 and is secured by the land held for resale and the land held for development.

On January 15, 2003 the assets of Leasecorp. were sold at a price of $550,000.  The sale proceeds were divided into two payments, $500,000 and $50,000, which represented a holdback on the purchase.  The $500,000 amount was applied to Leasecorp.'s $750,000 outstanding loan, thereby reducing the loan amount to $250,000.  On March 26th, 2003, the remaining $50,000 holdback was distributed between the purchaser as to $32,024.02 and $18,101.32 which was applied to the remaining $250,000 loan, thereby reducing the loan to $231,898.68.  Interest on this loan is being accrued at the rate of 12% per annum.

d)

50% JOINT VENTURE

On May 31, 2002, the Company sold its 50% joint venture interest in the Pemberton Junction Store Joint Venture located in Pemberton, British Columbia for net proceeds of $739,249. The Company's 50% interest generated gross sales of $384,460 and $20,899 income before general and administrative expenses for the year ended March 31, 2003 as compared to $2,285,890 and $301,296 for the year ended March 31, 2002.

C.

 ORGANIZATIONAL STRUCTURE

The Company's wholly owned subsidiaries are as follows:

-

345384 B.C. Ltd. ("345384")

-

345385 B.C. Ltd. ("345385")

-

371208 B.C. Ltd. ("371208") Subsequent to March 31, 2003 this subsidiary has been dissolved.

-

Venture Pacific Development Corporation USA ("VPDC USA") and its wholly-owned

-

subsidiary VenPac Nevada 1, Inc. ("Venpac Nevada")

-

Venture Pacific Capital Corporation ("Capital")

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp")

D.

PLANT, PROPERTIES AND EQUIPMENT

PAHRUMP, NEVADA - USA

The Company's real estate holdings in the United States consist of an 18.4 acre parcel of land in Pahrump, Nevada. The first purchase of 12.86 acres and a 0.23 acre well site in 1997 was augmented with the purchase of 5.31 acres adjoining the property on August 28, 1998. The 18.4 acre site is located on the east side of Highway 160, just north of Basin Road to Lockspur Road, in the town of Pahrump. The township of Pahrump has a population of approximately 30,000 residents and is located approximately 60 miles northwest of Las Vegas. It is unincorporated and there are no zoning by-laws or restrictions on the property.

Some of the potential attractions of Pahrump are a relaxed pace of life, an enviable desert climate (Pahrump boasts the second highest annual hours of sunshine in the USA), a low crime rate, a reliable source of water and a low cost of living. Commercial growth has increased over the past five years matching the increase of the township's population. Well-known retailers have established outlets: Smiths Food & Drug Center, two Bank of America locations, Burger King, McDonalds, KFC, Pizza Hut, Baskin-Robbins, Taco Bell and Kenny Rogers. Construction of the Pahrump Valley Junction Shopping Centre, kitty-comer to the Venture Bay site, was completed in 1998 and is anchored by a Lucky Supermarket and Sav-On Drugs.

Besides the municipal infrastructure and retail expansion, growth is evident as schools, entertainment, dining, and leisure activity facilities (i.e. golf courses, stock car track, theatres, etc.) are in the development planning phase. The Pahrump Valley Chamber of Commerce has publicized a need for additional hotel rooms and RV pads to accommodate the increase of tourist traffic stopping in the township enroute between Death Valley and Las Vegas.

In 1999 the Nevada Department of Transport completed widening approximately 34 miles of Highway 160, that linked Pahrump and Las Vegas, from two lanes to four lanes. Planning is ongoing, to widen Highway 372 at the intersection of Highway 160 in Pahrump, from two lanes to four lanes for a three mile stretch.

PEMBERTON, BRITISH COLUMBIA - CANADA

All of the Company's real estate interests in Canada are fee-simple interests and are located in a broad river valley surrounded by mountains in the Pemberton, British Columbia area. The Village of Pemberton enjoys a rural setting along the Sea to Sky Highway approximately 35 kilometers north of the ski resort municipality of Whister, British Columbia and 159 kilometers north of Vancouver, BC.

Pemberton (population approximately 1,700) benefits both from the continued development of the neighboring year-round ski resort of Whistler and its proximity to many natural and picturesque attractions. Skiing, hiking, golfing and fishing are just some of the activities available to residents and visitors, with at least ten recreational areas within 30 kilometers of Pemberton itself.

The Company currently owns approximately 1 acre of undeveloped land, commercially zoned, in the Village of Pemberton and 133 riverfront acres in the Pemberton Valley, Squamish-Lillooet Regional District. The Company is holding the property as undeveloped or would resell it should an acceptable offer be received.

RIVER FRONT PROPERTY - CANADA

In December 1988, the Company, through its wholly owned subsidiary 345384 B.C. Ltd., acquired, for a purchase price of $175,000, approximately 133 acres of bare land located immediately north of Pemberton on the north side of Lillooet River. The Company has elected to hold the property as undeveloped for the time being or to resell it should an acceptable offer be received.

40.5 ACRE SITE - CANADA

In September 1989, the Company, through its wholly owned subsidiary, 371208 B.C. Ltd., acquired an interest in 40.5 acres of bare land located in Pemberton for a purchase price of $225,000. The property is part of an Agricultural Land Reserve and as such is not immediately available for development. "Agricultural Land Reserves" were established by government legislation in April, 1973 to preserve agricultural lands for present and future use and to protect them from encroachment of non-farm uses and subdivisions. Such designation greatly limits development potential of certain lands, but does permit one dwelling unit per 10 acres.

The March 30, 1994 Official Community Plan of The Village of Pemberton identified this land as suitable for residential development and recommended its exclusion from the Agricultural Land Reserve. However, the Community Plan clearly states that it is limited in that it can "only encourage senior levels of government to take action (such as an actual rezoning), but cannot commit or require senior governments to act." The Company also attempted to have this land removed from the Agricultural Land Reserve, however was unsuccessful in its' undertaking.

On January 30, 2003 the Company sold this parcel of land  for $800,000 less costs which provided the Company with net proceeds of $766,952.61.  With the proceeds from the sale of this property, which formed part of the security on this loan, the $300,000 bridge loan was repaid thereby reducing the outstanding loan amount back to $700,000.

GAS BAR AND CONVENIENCE STORE - CANADA

In July 1988, the Company, through its wholly owned subsidiary, Pemberton Junction Store Ltd., acquired 0.6 acres of land located at the junction of Portage Road and Highway 99 in The Village of Pemberton. In 1990, Pemberton Junction Store Ltd. constructed a gasbar, car wash and 24 hour convenience store on the property. The development was then leased to PetroCanada Inc. on July 1, 1990, who, in turn, sublet it back to Pemberton Junction Store Ltd.

On October 23, 1992 the Company sold 50% of its interest in the development to 341794 B.C. Ltd. ("B.C. Ltd."). On October 31, 1992 the Company entered into a Joint Venture Agreement with B.C. Ltd., forming the Pemberton Junction Store Joint Venture ("PJSJV"). The terms of the joint venture will continue until it is dissolved in accordance with specific provisions within the Co-owners Agreement, or on October 31, 2012, whichever is the earliest. By Agreement dated October 31, 1992 Nester's Market Ltd. was appointed manager of the gas bar and convenience store operations. B.C. Ltd. is a wholly owned subsidiary of Nester's Market Ltd. No affiliation exists between the Company, its directors, officers or beneficial owners and Nester's Market Ltd., and its directors, officers or beneficial owners.

Venture Pacific Development Corporation had an informal agreement with the manager of the gas bar and convenience store (Nester's Market Ltd.) to provide monthly accounting services.

By letter of agreement, the lease and sub-lease with Petro-Canada Inc. ended on June 30, 2000 and provides for one additional five year renewal term at their option.

The following table reports the sales and profits figures for the Pemberton Junction Store Joint Venture PJSJV for the 1999 to 2003 fiscal years.

50% Share In:

2003

2002

2001

2000

1999

Total Sales:

$384,460

$2,285,890

$1,977,266

$2,334,092

$2,573,258

Net Profits:

6,677

$66,394

$8,434

$14,701

$45,462

On May 31, 2002, the Company sold its 50% joint venture interest in the Pemberton Junction Store Joint Venture located in Pemberton, British Columbia to their joint venture partner, for net proceeds of $739,249. The Company's 50% interest generated gross sales of $384,460 and $20,899 income before general and administrative expenses for the year ended March 31, 2003 as compared to $2,285,890 and $301,296 for the year ended March 31, 2002.

ITEM 5.

OPERATING AND FINANCIAL REVIEW PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2003 present the results from operations of the parent company, Pacific Harbour Capital Ltd., 50% of the results of operations of the Pemberton Junction Store Joint Venture ("PJSJV) (representing the Company's share in the joint venture), and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

-

345384 B.C. Ltd. ("345384")

-

345385 B.C. Ltd. ("345385")

-

371208 B.C. Ltd. ("371208") Subsequent to March 31, 2003 this subsidiary has been dissolved.

-

Venture Pacific Development Corporation USA ("VPDC USA") and its wholly-owned subsidiary VenPac Nevada I, Inc. ("Venpac Nevada")

-

Venture Pacific Capital Corporation ("Capital")

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), but where application of Canadian GAAP results in differences with financial statements prepared in accordance with United States generally accepted accounting principles ("'US GAAP"), these differences have been disclosed in Item 3A.

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2003 (fiscal 2003) with comparison to the prior year ended March 31, 2002 (fiscal 2002).

A.

OPERATING RESULTS

The Company’s revenue from continued operations is comprised primarily of interest income and royalty income.  Revenue from existing resources increased marginally this year by $3,764 to $36,368.  This increase is derived largely from the addition of royalty income of $18,763 earned from the Company’s investment into the direct marketing company.  The Company earns royalties on the various products that the direct marketing company sells.   The increase in revenue however was offset by a decrease in other income of $20,842, which was partly associated with the loss of rental revenue earned on the Company’s disposed 40 acre parcel of land in Pemberton.

Revenue from discontinued operations decreased from $3,119,570 to $1,021,862 a decrease of $2,097,708.  This decrease was largely related to the drop in convenience store sales.  Sales from the convenience store decreased from $2,285,890 to $384,460 which was due to the sale of the asset at the beginning of the current fiscal year.  Contributing to the decrease in discontinued operation revenue was a drop in vehicle lease and sales income.  A decrease in revenue of $177,640 occurred in this area due to the sale of the asset in the last quarter and the declining asset base.

The Company’s general and administrative expenses decreased by $631,213 to $595,718.  This decrease can be attributed largely to the decrease in legal and professional fees of $554,815 to $138,521.  The 2002 years expenses were incurred largely by previous management in an attempt to resist the wishes of the voting shareholders to replace it. Current management incurred legal costs of $138,521 which can be attributed to the sale of its' assets and the continued reorganization of the Company through the settling of past debts and past legal actions.

Consulting fees increased  by $22,049 to $121,000.  Day-to-day management of the Company is performed by current directors and officers of the Company who have received compensation through a consulting company rather than directly.

Accounting and audit fees have been lowered to $19,800 from $65,625.  This accounting fee reduction resulted from current management using internal resources rather then external resources to complete regular financial reporting. Office and general expenses decreased by $27,910 and travel and entertainment expenses decreased $27,433 to $4,259.  These deceases resulted from management being more fiscally prudent.

Offsetting the decreases above the Company incurred increases in the interest expense section of $25,696 due to a higher debt load associated with the take over of the Company from previous management.  Further offsetting the decrease above was an increase in rent and utilities of $27,524 and an increase in corporate admin fees to $55,289.  The increase in corporate admin fees resulted from the use of outside third parties to assist with the accounting and legal issues associated with the take over of the Company by current management.

Overall the Company had a net loss of $72,791 or $0.01 per share for the year ended March 31, 2003 compared to net loss of $1,1,864,624 or $0.28 for the year ended March 31, 2002.  This current loss would not have existed had the severance cost of $250,000 not occurred.  Without this severence cost the Company would have earned $177,029 or $0.025 per share for the year ended March 31, 2003.

B.

LIQUIDITY AND CAPITAL RESOURCES

Working capital deficiency (including cash) for the year ended March 31, 2003 was $1,299,839 compared to $1,335,579 (per the restated note 21 amount cited in 2003's financial statements at March 31, 2003).  This slight improvement in the working capital deficiency is as a result of lower accounts payable and a reduction of $956,341 in current liabilities of discontinued operations.  This large reduction in current liabilities of discontinued operations however was largely offset by the movement of some loans to current liabilities from long term liabilities.  These loans are due essentially on March 31, 2004 which by virtue of GAAP moves them into short term liabilities since they fall just under a 1 year maturity date.

Land held for resale included in the financial statements is carried at book value. Any resale would be at current market value. The most current market values available are:

Estimated

Net Book

Fair Market

Value as at

Value as at

Name of

Date of

Original

March 31,

March 31,

Property

Subsidiary

Acquisition

Cost

2003

2003 *

Lillooet River

345384 BC Ltd.

December1988

$ 175,000

$ 280,000

$  1,200,000

Front

Lillooet Water

371208 BC Ltd.

September 1989

$

225,000

$

280,000

$

800,000

Front  **

Cardlock Fuel

345385 BC Ltd.

May 1988

$   60,000

$ 200,000

$

265,000

Depot

Total

.

.

$ 235,000

$ 760,000

$

2,265,000

*

Note - values are based on recommended listing price supplied by third party real estate agents.

**

The sale of this 40-acre parcel of land was completed on February 12, 2003 for a total dollar value of $800,000.  The Company registered an easement against this property to gain access to the Company's 133-acre parcel of land on the other side of the Lillooet River.

Potential changes in other current assets (Accounts receivable, Inventory, and Prepaid expense and deposits) or current liabilities (Accounts payable, Security deposits, Deferred revenue) are not known at this time or are not considered by management to have a significant impact on the liquidity of the Company.

Long-term assets have decreased by $742,688 mainly due to the disposal of leased vehicles and capital assets from discontinued operations.

Long-term liabilities decreased by $781,286 in fiscal 2003 due mainly to loan repayment of $768,101 during the year.

Venture Pacific Vehicle LeaseCorp's loan of $1,000,000  was secured by a pledge of assets (land) held by three other subsidiaries of the Company (345384, 345385, and 371208) and the Company's land holdings in Nevada. This loan was subsequently refinanced and LeaseCorp entered into a new loan agreement with Hartford Securities Ltd. ("Hartford") in the amount of $750,000. Hartford is owned wholly or partially by Arthur Clemiss and is located in Grand Cayman, British West Indies.  This loan was also secured by the vehicle inventory held by Venture Pacific Vehicle LeaseCorp.

On January 15, 2003 the assets of LeaseCorp were sold for $550,000.  The sale proceeds were divided into two payments, one for $500,000 and one for $50,000.  The $500,000 payment was applied wholly to LeaseCorp's indebtedness to Hartford Securities, thereby reducing the loan amount to $250,000.  60 days after closing the remaining $50,000 was divided between the purchaser as to $31,898.68 for lease payments received by LeaseCorp during the 60-day period and $18,101.32 to Hartford Securties, thereby reducing the loan to $231,898.68.  Monthly interest at 12% per annum is being accrued on this loan and the loan is due on March 31, 2004.

The mortgage on the Pahrump property for $349,395 (US$238,040) is due on August 28, 2008. Interest is fixed for that period at 10%. Payments are made monthly for both principal and interest over a ten year term. However, the mortgage payment of US$4,762 per month, is due in US dollars, so that the amount recorded in the financial statements could go up or down according to changes in the exchange rate between Canadian and US dollars.

On April 5, 1999 the Company obtained a loan in the amount of $300,000. The loan is due to Hartford Securities Ltd. On April 12, 2001 the loan was increased by $100,000 to a total of $400,000.  On February 22, 2002 the loan was increased by an additional $300,000 bringing the total loan payable to $700,000.  On December 1, 2002 the loan was again increased by an additional $300,000 bringing the total loan payable to Hartford Securities to $1,000,000.  This loan is secured by mortgages on the Company's Pemberton properties and the property in Pahrump, Nevada.  This loan is due and payable by March 31st, 2003 and bears interest at 12% per annum.

Upon completion of the sale of the Company's 40-acre parcel of land held in Pemberton, B.C. by its wholly-owned subsidiary, 371208 BC Ltd., a portion of the above loan in the amount of $300,000 was repaid to Hartford Securities. This leaves an outstanding balance due to Hartford Securities of $700,000 plus interest being accrued at the rate of  12% per annum.

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2003 would be $162,451 compared to $1,943,308 for the year ended March 31, 2002. These differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP.

Net assets in accordance with Canadian GAAP were $5,262,866 at March 31, 2003 and $6,286,021 at March 31, 2002. Net assets in accordance with US GAAP would be $3,663,136 at March 31, 2003 and $4,775,771 at March 31, 2002. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

In fiscal 1997, the Company abandoned plans to develop the parcels of land located in Pemberton B.C. and held by its wholly-owned subsidiaries (345384 - Lillooet River Front, 345385 - Cardlock Fuel Depot,  371208 - Lillooet Water Front). Therefore the cost of the land (original acquisition costs plus property taxes, carrying costs, legal fees and other costs expended) was reclassified from "Property held for development' 'to "Land held for resale".

The Company has decided not to pursue development of the remaining land parcels, however management feels that there are opportunities to sell the land for more than the current book value due to the proximity of Pemberton to Whistler and the granting of the 2010 Winter Olympics to Whistler/Vancouver and will hold the land until a reasonable offer is received.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D.

TREND INFORMATION

Not applicable

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Registrant's Articles. The Company's last annual general meeting was held on September 15, 2003 and the next meeting must be held within 13 months of that date as specified by the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of September 15, 2003, the following persons were directors and executive officers of the Company:

A.

DIRECTORS

Thomas Pressello – was appointed to the Board of Directors on December 14, 2001 and serves as Chief Executive Officer and President of the Company.  Since 1994, Mr. Pressello has been active as a Business Consultant advising on structuring several financial transactions in mining, real estate and other sectors; Project Manager, Samoth Capital Corporation (1993 to 1994) responsible for mortgage pool and syndicated investments and Manager, Corporate Banking, TD Bank (1992 to 1993).  Mr. Pressello is a graduate from the Richard Ivey School of Business, University of Western Ontario.

Lisa Reynolds – was appointed to the Board of Directors on March 5, 2002 and serves as Chairman of the Board of the Company.  Mrs. Reynolds is an advisor and volunteer to several community organizations and is a graduate from the Financial Management and Accounting Program, B.C. Institute of Technology.  Mrs. Reynolds is the daughter of Arthur Clemiss, who is a greater than 10% beneficial owner of Company stock as disclosed in Item 3.

James Heppell – was appointed to the Board of Directors on December 14, 2001.  Mr. Heppell is a lawyer and has been a partner with Catalyst Corporate Finance Lawyers since 1992.  Mr. Heppell also serves as President and Chief Executive Officer for Catalyst.

David J. Raffa – was appointed as Secretary of the Company on March 21, 2002.  Mr. Raffa is a lawyer with the law firm Catalyst Corporate Finance Lawyers.

B.

COMPENSATION

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the TSX Venture Exchange.

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other preson with whom the Company has contracted.  Consulting fees totalling $121,000 were paid during the fiscal year ended March 31, 2003 to directors and officers of the Company for day-to-day management of the Company.  All Management Agreements with previous directors and officers of the Company have been cancelled.

Ronald W. Downey, a former director and officer of the Company, had a contract with the Registrant and was compensated as an executive officer. His contract of employment was effective from March 1, 1998 and was to expire on December 14, 2002 at an annual salary of $150,000. (see Form 6-K, May, 1998 filing). Effective February 1, 2000, the Board of Directors of the Company accepted Mr. Downey's resignation as a director and officer of the Company and all of its subsidiaries. Mr. Downey has subsequently commenced an action against the Company in the Supreme Court of British Columbia pursuant to which he alleges wrongful dismissal and claims approximately $479,807 representing the aggregate salary due for the balance of the term of his contract.

In September 2002, the Company entered into a settlement agreement, approved by the Supreme Court of British Columbia, to pay Mr. Downey a judgment in the amount of  $250,000.  The Company granted Mr. Downey a mortgage in the amount of $250,000 which mortgage is to be registered against the Company's properties in Nevada.  The term of this mortgage will be one year from September 5th, 2002 with a zero percent interest rate.  The settlement amount can be reduced by prepaying the mortgage at any time up to September 30, 2003.  Mr. Downey has agreed to extend the collection of the judgment amount by 6 months from September 30th, 2003 to March 31st, 2004 upon payment of $50,000.  The balance of the settlement amount will then accrue interest at the rate of 10% per annum.

No other cash or other compensation was paid to directors or executive officers during fiscal 2003, other than as listed above. There are no other plans in effect pursuant to which cash or non-cash compensation was paid or distributed to directors or executive officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

C.

BOARD PRACTICES

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then.

The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates specific matters to others, it reserves certain powers and functions to itself. The Audit Committee is constituted in accordance with requirements of the B.C. Company and Securities Law and is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the internal accountants; and the adequacy of the Company's accounting, financial and operations controls; to recommend annually to the Board of Directors, the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors when so requested, on any accounting or financial matters.

The Company has an Audit Committee of which Thomas Pressello, James Heppell and Lisa Reynolds  are members.

D.

EMPLOYEES

The Company currently employs one full time employee and one part-time employee. All employees are located at the Company's offices in Vancouver, B.C. Canada. Management decided not to replace staff as they vacated their positions and would instead pay consulting fees as required in an effort to reduce administrative expenses.

E.

SHARE OWNERSHIP

The Corporation's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Corporation does not have knowledge of the beneficial owners thereof.

Number Of Shares

Beneficially Owned,

Principal Occupation

Directly Or Indirectly,

And If Not At Present

Or Over Which Control

An Elected Director,

Or Direction Is

Occupation During

Name And Present

Exercised At March 31,

The Past Five (5)

Office Held

Director Since

2003

Years

Thomas Pressello

December 14, 2001

200,500

Businessman; Chief

Chief Executive Officer,

Executive Officer &

President & Director;

President of the Company.

Member of the Audit

Business Consultant (1994

Committee

to present) advising on

structuring several financial

transactions in mining, real

estate and other sectors.

Lisa Reynolds

March 5, 2002

25,000

Businesswoman;

Chairman of the Board

Chairman of the Board

& Director

and Director; advisor and

Member of the Audit

volunteer to several

Committee

community organizations.

Graduate, Financial

Management and

Accounting program,

B.C. Institute of

Technology

James Heppell

December 14, 2001

Nil

Partner, President &

Director and

Chief Executive Officer

Member of the

of Catalyst Corporate

Audit Committee

Finance Lawyers (1992

to present)

Adoption of Stock Option Plan

The Company previously had two stock option plans.  The first plan was approved by the Board on July 30, 1997 and by the shareholder's of the Company on September 28, 1997 (the "1997 Plan").  The 1997 Plan reserved 830,565 common shares for issuance pursuant to options granted under the 1997 Plan.  Since the 1997 Plan was established, options to purchase 830,000 common shares have been granted under the 1997 Plan, of which 15,000 have been exercised and 815,000 have been cancelled leaving nil options outstanding.

The second plan was approved by the Board on February 24, 2000 and by the shareholder's of the Company on October 3, 2000 (the "2000 Plan").  The 2000 Plan reserved 1,229,144 common shares for issuance pursuant to options granted under the 2000 Plan.  Since the 2000 Plan was established, options to purchase 770,000 common shares have been granted under the 2000 Plan, none of which have been exercised and 659,000 have been cancelled leaving 111,000 options outstanding.

In addition, the Company had previously granted 365,000 stock options outside the 1997 Plan and the 2000 Plan.  Of the options granted outside the 1997 Plan and the 2000 Plan, 15,000 have been exercised and 350,000 have been cancelled leaving nil options outstanding.

The Company adopted a new stock option plan, approved by the Board on August 15, 2002 and by the shareholders of the Company on September 19, 2002 (the "2002 Plan") under which the maximum number of common shares reserved for issuance pursuant to the grant of stock options is 2,816,111.  This is approximately 20% of the current issued and outstanding shares.

Summary of Stock Option Activity

The following table summarizes all issuances of, exercise of and termination of, options granted under the 1997 Plan, the 2000 Plan and the 2002 Plan and under option agreements issued before the adoption of the above noted plans.

Options Outstanding
Granted Outside Option Plans
Options Granted	365,000
Options Cancelled	(350,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
1997 Plan
Plan Maximum	830,565
Options Granted Under Plan	830,000
Options Cancelled	(815,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
2000 Plan
Plan Maximum	1,229,414
Options Granted Under Plan	770,000
Options Cancelled	(659,000)
Options Exercised	Nil
Options Outstanding – Pre-Consolidation	111,000
Options Outstanding – Post-Consolidation	55,500
2002 Plan
Plan Maximum – Pre-Consolidation	2,816,111
Plan Maximum – Post Consolidation (2:1 Basis)	1,408,055
Options Granted Under Plan – Post Consolidation	879,028
Options Outstanding Under 2000 Plan – Post Consolidtion	55,500
Options Exercised	Nil
Options Available for Grant – Post Consolidtion:	473,527

On August 15, 2002, the Board approved the adoption of the 2002 Plan and the shareholders approved the plan at the annual meeting held on September 19, 2002, under which the maximum number of common shares reserved for issuance pursuant to the grant of stock options is 2,816,111 Shares. This is approximately 20% of the issued and outstanding Shares as at the date herein, including previously granted options of up to 111,000 common shares.  Subsequent to the adoption of the 2002 Plan, the shares were consolidated on a 2:1 basis and the stock option plan was consolidated by the same ratio. No new options will be granted pursuant to the 1997 Plan or the 2000 Plan.  The existing stock options will remain in effect in accordance with the terms of the old plans, but will be deemed to be included in the number set aside under the new 2002 stock option plan.  In the event these options terminate or expire without being exercised, this number of options will be available for future grant under the 2002 stock option plan.

The total amount of securities called for by all options held by directors, former directors and officers and employees as a group are 934,528.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth certain information as of August 14, 2003 concerning the beneficial ownership of the voting securities of the Registrant as to each corporation or person known to the management of the Registrant that is the beneficial owner of more than 10% of the 7,247,712 outstanding shares of the Registrant's Common Shares, and the Registrant's officers and directors as a group. The percentages for each listing are calculated based on the number of outstanding shares.

NUMBER OF SHARES

NAME AND ADDRESS

AT AUGUST 14, 2003

PERCENTAGE

Arthur Clemiss

1,232,327(1)

17.0%

P.O. Box 2505, Kirk House

Georgetown

Grand Cayman Islands, B.W.I.

Officers and Directors of the

225,500(2)

3.11%

Registrant as a Group (3 persons)

(1)

Mr. Clemiss is a Canadian citizen, but a permanent resident of Grand Cayman. Lisa Reynolds is the daughter of Arthur Clemiss and a director of the Company. Lisa Reynolds beneficially owns 25,000 Common shares of the Company. Lisa Reynolds claims sole voting and investment power with respect to her own shares and disclaims all investment or voting power over Arthur Clemiss' shares or beneficial position. Lisa Reynolds has informed the Company that no understanding exists between herself and Arthur Clemiss which affects the control of the Company.

(2)

Information gathered from British Columbia Securities Commission website.

Based on the records of Computershare Trust Company of Canada, the Registrant's registrar and transfer agent, as at August 14, 2003 there were 7,247,712 issued and outstanding Common Shares and 52 registered shareholders of which 755,834 Common shares were held of record by 27 holders located in the United States.

The Registrant is not directly or indirectly owned or controlled by any person, corporation or foreign government.

The Registrant is unaware of any arrangements which may occur in the future to result in a change of control of the Registrant.

B.

RELATED PARTY TRANSACTIONS

Except as previously described in Item 4. D. (Property, plants and equipment), Item 5. B (Liquidity and capital resources), Item 6.13 (Compensation), Item 6. E (Share Ownership) and Item 10. C (Material contracts), no director, officer, security holder or relative or spouse of any of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed herein.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to the Corporation's Consolidated Financial Statements attached.

The Directors of the Company may from time to time declare and authorize payment of dividends, as they deem advisable. Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held. The Company has not paid any cash dividends on its Common stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business.

B.

SIGNIFICANT CHANGES

Not applicable

ITEM 9.

THE OFFER AND LISTING

A.

THE OFFER AND LISTING DETAILS

The Company has two classes of capital stock, Common Shares without par value and Preferred Shares without par value. The Registrant became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Registrants listing on the TSX-VE is as a Tier I Company trading under the symbol "PCF". In the United States the common shares are quoted on the Over-The-Counter Bulletin Board under the symbol "PCFHF".

The following table sets forth, for the five fiscal years indicated, the high and low reported price of the Registrant's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Fiscal Year

High

Low

High

Low

2003

0.50

0.06

0.145

0.05

2002

0.25

0.12

0.13

0.085

2001

0.25

0.12

0.13

0.07

2000

0.95

0.12

0.1875

0.09

1999

0.95

0.20

1.00

0.13

The following table sets forth, for the quarters in the calendar year indicated, the last two years of high and low reported prices of the Registrant's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Year

Quarter

High

Low

High

Low

2003

4th

0.47

0.21

0.16

0.11

3rd

0.50

0.10

0.32

0.051

2nd

0.17

0.06

0.075

0.05

1st

0.15

0.10

0.10

0.085

2002

4th

0.25

0.12

0.11

0.075

3rd

0.17

0.06

0.075

0.06

2nd

0.15

0.10

0.085

0.084

1st

0.19

0.12

0.11

0.075

The following table sets forth, for the months in the calendar year indicated, the high and low reported price of the Registrant's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Month

High

Low

High

Low

August 2003

0.26

0.12

0.11

0.11

July 2003

0.20

0.16

0.125

0.115

June 2003

0.23

0.16

0.122

0.122

May 2003

0.24

0.17

April 2003

0.22

0.20

0.12

0.12

March 2003

0.22

0.22

0.12

0.12

February 2003

0.22

0.22

0.145

0.11

January 2003

0.47

0.21

0.16

0.11

B.

PLAN OF DISTRIBUTION

Not applicable

C.

MARKETS

The Common Shares are traded in Canada on the TSX Venture Exchange ("TSX-VE), formerly the Canadian Venture Exchange under the symbol "PCF", CUSIP #69439N105 and in the United States are quoted on the Over-the-Counter Bulletin Board under the symbol "PCFHF".

D.

SELLING SHAREHOLDERS

Not applicable

E.

DILUTION

Not applicable

F.

EXPENSES OF THE ISSUE

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL AND NAME CHANGE

At the Company's Annual General Meeting held on September 19th, 2002, the shareholders approved a special resolution consolidating the share capital on the basis of one new common share without par value for every two existing common shares without par value.

To enhance the ability of the Company to secure financing in the future, shareholders approved an increase in the authorized capital to 100,000,000 common shares (post consolidation) and the creation of a class of "blank cheque" preferred shares without par value (the "Preferred Shares") that may be issued in one or more series.  The creation of the Preferred Shares will allow the directors to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the shareholders.

The rights and restrictions attaching to the Preferred Shares will allow the directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series.

At the same time that the share consolidation was put before the shareholders, a special resolution asking the shareholders to vote on a name change for the Company to "Pacific Harbour Capital Ltd." was also voted on and approved by the shareholders.  Effective at the opening of trading on October 21, 2002, the common shares of Pacific Harbour Capital Ltd. commenced trading on the TSX Venture Exchange.

The following table is a summary of the provisions of the rights and restrictions that will attach to the Preferred Shares.

	Rights and Restrictions	Preferred Shares
1.	Creation of Series of Preferred Shares	May be issued at any time in one or more series and hold special rights and restrictions as the Board determines by resolution.
2.	Voting Rights

Holder may or may not be provided with the right to receive notice of, be present or vote at any general meeting of the shareholders of the Company, with such number of votes per Preferred Share as set out in the special rights and restrictions.

3.	Right to Dividends	May or may not have a right to receive dividends.
4.	Payment of Dividends	May or may not be paid in priority to the common shares.
5.	Priority on Liquidation	May or may not have priority over holders of common shares upon distribution of assets.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

At the September 19th, 2002 Annual General Meeting, a new form of articles was approved by the shareholders of the Company and adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company.

C.

MATERIAL CONTRACTS

On March 30, 1999 the Company obtained a loan in the amount of $300,000. The loan is due to Hartford Securities Ltd. ("Hartford") located in Grand Cayman, British West Indies. Subsequent to March 31, 2001 this loan was renegotiated on April 12, 2001 and the principal amount was increased to $400,000 at a rate of interest of 16% per annurn and extended to March 31, 2004.  On February 22, 2002 this loan was increased by $300,000 bringing the total principal amount to $700,000 and reducing the interest rate to 12% per annum, a 4% interest rate reduction.   On December 1st, 2002 this loan was increased by an addition $300,000 bridge loan bringing the total principal owned to Hartford to $1,000,000.  In January 2003, upon completion of the sale of the Company's 40-acre parcel of land held in Pemberton, B.C. by its wholly-owned subsidiary, 371208 BC Ltd., a portion of the above loan in the amount of $300,000 was repaid to Hartford Securities. There is currently an outstanding balance due to Hartford Securities by Pacific Harbour Capital Ltd. of $700,000 plus interest being accrued at the rate of  12% per annum.

Venture Pacific Vehicle LeaseCorp arranged mortgage-backed debt financing in an amount totaling $575,000 which the Company has guaranteed repayment of, and has caused a first and second mortgage to be granted over the three parcels of land located in Pemberton, British Columbia (see Item 2. Description of Property). Subsequent to March 31, 2001, the Company renegotiated the terms of these loans payable by the extension of repayment to August 10, 2003 at 14% per annum in the first year and 15% per annurn in the second year. An additional $425,000 was advanced bringing the loan balance to $1,000,000 (a lump sum payment of $250,000 has subsequently been made).

The Company subsequently obtained new financing for the vehicle leasing loan and refinanced the remaining $750,000 loan with Hartford Securities Ltd.  The loan is secured by a promissory note and collateral mortgage on the land held for resale granted by three subsidiaries of the Company and is guaranteed by the Company at an interest rate of 12% per annum, a 3% reduction over the previous loan interest rate.

On January 15, 2003 the assets of LeaseCorp were sold for $550,000.  The sale proceeds were divided into two payments, one for $500,000 and one for $50,000.  The $500,000 payment was applied wholly to LeaseCorp's indebtedness to Hartford Securities, thereby reducing the loan amount to $250,000.  60 days after closing the remaining $50,000 was divided between the purchaser as to $31,898.68 for lease payments received by LeaseCorp during the 60-day period and $18,101.32 to Hartford Securties, thereby reducing the loan to $231,898.68.  Monthly interest at 12% per annum is being accrued on this loan and the loan is due on March 31, 2004.

D.

EXCHANGE CONTROLS

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to nonresident holders of the Registrant's securities other than withholding tax requirements. For a discussion of these withholding requirements see "Itern 7. Taxation" below.

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote the Registrant's Common Shares other than as provided by the Investment Canada Act (the "Act!) enacted on June 20, 1985 and as further amended, by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purpose of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one-third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include: direct acquisitions of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater that $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Generally speaking, the value of the business acquisition threshold (the "Threshold") is increased from those levels outlined where the acquisition is by a member of NAFTA or a WTO Investor or by a non-Canadian other than a WTO Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a WTO Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

A WTO Investor includes an individual, other than a Canadian, who is a national of the WTO Member, or who has the right of permanent residence in relation to that WTO Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

-

engages in production of uranium and owns an interest in a producing uranium property in Canada;

-

provides financial services;

-

provides transportation services; and

-

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

Upon review of an application for review, the Minister will then determine whether the investment is likely to be of "net benefit to Canada", taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are:

- the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada;

- the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

- the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

- the effect of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

- the contribution of the investment to Canada!s ability to compete in world markets.

E.

TAXATION

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on insurance business in Canada and elsewhere, do not hold Common Shares that are effectively connected with an insurance business carried on in Canada.

This summary is based on the current provisions of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Taxation). This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Common Shares are "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a stock exchange prescribed within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arms length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is listed on a prescribed stock exchange within the meaning of the Canadian Act.

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

United States Federal Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayee') will recognize a gain or loss on the sale of the Corporation's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Corporation's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Corporation's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Corporation should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Corporation's Common Stock.

For any taxable year of the Corporation, if at least 75% of the Corporation's gross income is "Passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or if at least 50% of the Corporation's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Corporation will be a Passive Foreign Investment Corporation ("PFIC"). There can be no assurance that the Corporation will not be determined to be a PFIC in its current or future taxable years.

If the Corporation is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Corporation as a "qualified electing fund' (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the Items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Corporation is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for such taxable year. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Corporation had never been a PFIC, but would also be taxed on its pro-rata share of the Corporation's earnings and profits for the Corporation's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Corporation. Should such an election be made (and if the Corporation is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Corporation or disposing of their Common Stock.

H. DOCUMENTS ON DISPLAY

Exhibits and documents referred to in this Form 20-F Annual Report that are not attached have been filed with previous Form 20-F Annual Reports. These exhibits and documents can be located either at the United States Securities and Exchange Commission, Washington, D.C. or at the Corporation's head offices at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

I.

SUBSIDIARY INFORMATION

Not applicable

ITEM 11

QUANTITATIVE INFORMATION ABOUT MARKET RISKS

Not applicable

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART Il

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15

RESERVED

ITEM 16

 RESERVED

PART III

ITEM 17

FINANCIAL STATEMENTS

The Corporation's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with the United States GAAP, except as discussed in the notes to the financial statements.

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gain/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended March 31, 2003 and 2002 have been restated.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

"Thomas J. Pressello"

Date:  September 30, 2003

By:

Thomas J. Pressello

President, Chief Executive Officer and Director