Form 20-F/A
period 2003-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2003-10-08
CIK 936801

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

Date:  September 30, 2003

By:

Thomas J. Pressello

President, Chief Executive Officer and Director

Pacific Harbour Captial Ltd.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs

Expenditures on land held for resale

–

See Note 3 to the consolidated financial statements attached

Expenditures on land held for development

Administrative	$ 3,913
Interest	39,663
Property taxes	31,516
$ 75,092

General and administrative expenses

–

See consolidated financial statements attached

2.

Related party transactions

–

See Note 11 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the year

a)

Summary of common shares issued:

Date	Type of			Total
of Issue	Issue	Number	Price	Proceeds	Consideration
Jul. 19/02	Debt settlement	520,105*	$0.20*	$ 104,021	Debt
Dec. 6/02	Bridge loan fees	35,000	$0.35	$ 12,250	Services
Dec. 17/02	Debt settlement	172,435	$0.18	$ 31,038	Debt

*

Post consolidated

a)

Summary of options granted during the year:

Date	Number	Optionee	Exercise Price	Expiry Date
Nov. 27/02	352,014	Tom Presello	$0.24	Nov. 27/07
Nov. 27/02	352,014	Lisa Reynolds	$0.24	Nov. 27/07
Nov. 27/02	50,000	James Heppell	$0.24	Nov. 27/07
Nov. 27/02	25,000	David Raffa	$0.24	Nov. 27/07
Nov. 27/02	50,000	Employees	$0.24	Nov. 27/07
Dec. 16/02	50,000	Employees	$0.30	Dec. 16/07
	879,028

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 2

4.

Summary of securities as at the end of the year

a)

Authorized share capital

–

See Note 10 to the consolidated financial statements attached

b)

Number and recorded value for shares issued and outstanding

–

See consolidated Statements of Shareholders’ Equity attached

a)

Description of options, warrants and convertible securities outstanding

–

See Note 10 to the consolidated financial statements attached

b)

Number of common shares subject to escrow or pooling agreements:  Nil

5.

List of Directors and Officers as at the date of this report:

Name	Position
Tom Pressello	President, Chief Executive Officer and Director
Lisa Reynolds	Chairman of the Board and Director
James Heppell	Director
David Raffa	Secretary

Schedule C:

Management Discussion and Analysis

–

See attached

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003

Schedule C:  Management Discussion and Analysis

DESCRIPTION OF BUSINESS

During the year ending March 31, 2003, Pacific Harbour Capital Ltd. (“Pacific Harbour”), a Vancouver based investment company, had principal investments in the land/real estate sector, the direct marketing sector, convenience store sector and the vehicle leasing sector.

The Company invests and divests of assets as determined by the general economic environment and the economic health of the relevant sector.  During the year the company divested it’s assets in the convenience store sector, the vehicle leasing sector and the one of it’s land holdings in Permberton, B.C..    The company from an investment perspective entered into the direct marketing sector through a convertible debenture.

The Company’s current focus is the development or sale of it’s land in Pemberton, B.C., the sale of it’s land holdings in Pahrump, Nevada, and assisting with the development of the direct marketing company that Pacific Harbour has an investment in.  Through the development, improvement or sale of it’s assets, the Company aims to re-invest the profits it earns and capital into new business and investment opportunities.

The Company’s land assets located in Pemberton, B.C. consist of two parcels of land.  These parcels are as follows: a 1 acre commercial parcel of land and a 133 acre parcel of land.

The Company’s land that it currently holds in Pahrump, Nevada consists of two parcels that represent approximately 18 acres of land.  This land was originally purchased by prior management with the intention that it would be used to develop a Casino. Current management does not believe that it is in the best interest of shareholders to proceed with the development of a casino and has listed the property for sale.

DISCUSSION OF OPERATIONS

Revenue

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

Revenue from discontinued operations decreased from $3,119,570 to $1,021,862 a decrease of $2,097,708.  This decrease was largely related to the drop in convenience store sales.  Sales from the convenience store decreased by $2,285,890 to $384,460 which was caused by the sale of the asset at the beginning of the current fiscal year.  Contributing to the decrease in discontinued operation revenue

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 2

was a drop in vehicle lease and sales income.  A decrease of revenue of $177,640 occurred in this area due to the sale of the asset in the last quarter and the declining asset base.

Expenses

The Company’s general and administrative expenses decreased by $631,213 to $575,718.  This decrease can be attributed largely to the decrease in legal and professional fees of $554,815 to $138,521.  The 2002 years expenses were incurred largely by previous management in an attempt to resist the wishes of the voting shareholders to replace it. Current management incurred legal costs of $138,521 which can be attributed to the sale of it’s assets and the continued reorganization of the Company through the settling of past debts and past legal actions.

In addition to the above a lowering of accounting and audit fees occurred to $19,800 from $65,625.  This accounting fee reduction resulted from current management using internal resources rather then external resources to complete regular financial reporting.   Office and general expenses decreased by $27,910 and travel and entertainment expenses decreased $27,433 to $4,259.  These deceases resulted from management being more fiscally prudent.

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

Other Items

The company incurred a $250,000 management severance cost in the current fiscal year.  This cost was associated with a lawsuit launched against the company by a previous president of the company.  Current management believed that it was in the best interests of shareholders to settle this claim.

A gain on the sale of land of $532,122 occurred which was associated with the selling of the company’s 40 acre parcel in Pemberton.  A $41,299 gain on forgiveness of debt was also recorded by the company.  This was obtained through the renegotiation of past debts incurred by the company.

Income from Discontinued Operations

A gain on the sale of the convenience store of $489,378 occurred but was partly offset by a $200,525 loss on the sale of the car leasing business.  With the convenience store sale gain partly offset by the car leasing sale loss and other discontinued operational expenses, overall income from discontinued operations of $162,958 was earned by the Company for the current fiscal year.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 3

Net Income

The Company reported a net loss of $72,791 or $0.01 per share for the year compared to a loss of $.28 per share loss last year.  This current loss would not have existed had the severance cost of $250,000 not occurred.  Without this severance cost the company would have earned $177,029 or $0.025 per share this current fiscal year.

Related Party Transactions

The Company’s related party transactions totaled $245,780 a decrease of $237,825.  This decrease relates primarily to a $366,713 reduction in management severance costs to zero.  This cost was associated with the departure of previous management.  In addition corporate administration fees decreased to zero from $50,000 due to the departure of previous management.

The reduction in related party expenses was partly offset by an increase in legal fee payments of $85,412 to a law firm which one of the Companies directors is a partner in.  In addition an increase in consulting fees of $73,500 offset the decrease noted above.  This increase was due to the fact that one of the companies officers receives compensation through a consulting company rather then directly.

Legal Proceedings and Contingent Liabilities

The Company currently is involved in several court cases which it plans to defend vigorously.

The first court case the Company is involved with has been brought on by a former law firm that past management engaged.  The firm is claiming legal fees owing of approximately $109,000.  The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature.  This legal fee has been accrued in the audited financial statements at March 31, 2003.

The second court case the Company is involved in is against another former law firm engaged by past management.  This matter involves a legal bill of approximately $32,000.  The Company claims that this bill is unreasonable and is in the process of contesting the amount through the courts.  This legal expense has been accrued in the audited financial statements at March 31, 2003.

The third court case the Company is involved in is against the former manager of it’s car leasing business.  The former manager is claiming $76,000 for breach of contract and wrongful dismissal from the company’s subsidiary Venture Pacific Vehicle Lease Corp. Inc..  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at March 31, 2003.

LIQUIDITY AND SOLVENCY

At March 31, 2003 the Company had a working capital deficiency of $1,299,839 compared to a working capital deficiency of $1,335,579 (per the restated note 21 amount cited in 2003’s financial statements) at March 31, 2002.  This slight improvement in the working capital deficiency is as a result

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

YEAR END REPORT – FORM 51

for the year ended March 31, 2003 – Page 4

of lower accounts payable and a reduction of  $956,341 in current liabilities of discontinued operations.  This large reduction in current liabilities of discontinued operations however was largely offset by the movement of some loans to current liabilities from long term liabilities.  These loans are due essentially on March 31, 2004 which by virtue of GAAP moves them into short term liabilities since they fall just under a 1 year maturity date.

It should be noted that a large portion of the Company’s current liabilities relate to legal bills which have been recorded in the accounting records at March 31, 2003 and are being contested in the courts.  As result, the working capital deficiency may be substantially lower depending on the outcome of these court cases.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities and has listed all of it’s land properties for sale. The Company has also negotiated to accrue all interest on it’s loans until the sale of the one of land parcels.

Presently, the Company relies on it’s cash reserves to provide monthly working capital to meet ongoing cash requirements.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. (formerly Venture Pacific Development Corporation) as at March 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for the years ended March 31, 2003, 2002 and 2001.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended March 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
July 21, 2003	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realisation of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and substantial losses from operations, substantial doubt about the Company’s ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 21, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	"AMISANO HANSON"
July 21, 2003	Chartered Accountants

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

		(Restated
		– Note 21)
ASSETS	2003	2002
Current
Cash and cash equivalents	$ 185,668	$ 28,117
Restricted cash	-	4,000
Accounts receivable – Note 11	19,030	27,025
Prepaid expenses and deposits	18,800	18,053
Land held for resale – Note 3	537,940	760,000
Current assets of discontinued operations – Note 6	2,565	207,275

	764,003	1,044,470
Investment – Note 7	300,000	-
Land held for resale – Note 3	4,158,257	-
Capital assets, net – Note 5	40,606	2,757
Land held for development – Note 4	-	4,083,165
Long-term assets of discontinued operations – Note 6	-	1,155,629

	$ 5,262,866	$ 6,286,021

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 11	$ 417,001	$ 688,794
Due to directors – Note 11	15,251	33,240
Severance obligation –Note 12	250,000	-
Current portion of loans payable –Note 8	1,068,000	389,000
Current portion of mortgage payable –Note 9	51,161	50,245
Current liabilities of discontinued operations – Note 6	262,429	1,218,770

	2,063,842	2,380,049
Loans payable –Note 8	-	700,000
Mortgage payable –Note 9	298,234	379,520

	2,362,076	3,459,569

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(Stated in Canadian Dollars)

		(Restated
		– Note 21)
SHAREHOLDERS’ EQUITY	2003	2002

Share capital – Note 10	7,616,876	7,469,567
Deficit	(4,716,086)	(4,643,115)

	2,900,790	2,826,452

	$ 5,262,866	$ 6,286,021

Nature and Continuance of Operations – Note 1

Commitments – Notes 10 and 18

Contingent Liability – Note 13

APPROVED BY THE DIRECTORS:

"Tom Pressello"	"Lisa Reynolds"
, Director	, Director

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF LOSS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Revenues
Interest income – Note 11	$ 7,283	$ 1,440	$ 19,365
Royalty income – Note 11	18,763	-	-
Other income	10,322	31,164	79,701

	36,368	32,604	99,066
General and administrative expenses – Schedule II	595,718	1,226,931	1,269,538

Loss before other items	(559,350)	(1,194,327)	(1,170,472)

Other items:
Gain on forgiveness of debt	41,299	-	-
Gain on sale of land held for resale	532,122	-	-
Management severance costs –Notes 11 and 12	(250,000)	(366,713)	-
Write-down of marketable securities	-	-	(4,500)
Write-down of land held for resale	-	(11,688)	(11,408)

	323,421	(378,401)	(15,908)

Loss from continuing operations	(235,929)	(1,572,728)	(1,186,380)

Income (loss) from discontinued operations – Schedule I	162,958	(291,900)	(77,135)

Net loss for the year	$ (72,971)	$ (1,864,628)	$ (1,263,515)

Basic and diluted loss per share from continuing operations	$ (0.03)	$ (0.24)	$ (0.16)

Basic and diluted income (loss) per share from discontinued operations	$ 0.02	$ (0.04)	$ (0.02)

Basic and diluted loss per share for the year	$ (0.01)	$ (0.28)	$ (0.18)

Weighted average number of shares outstanding	6,979,397	6,520,172	6,065,972

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Deficit, beginning of the year as previously stated	$ (4,604,080)	$ (2,740,655)	$ (1,514,972)

Prior period restatement – Note 21	(39,035)	(37,832)	-

Deficit, beginning of the year, restated	(4,643,115)	(2,778,487)	(1,514,972)

Net loss for the year	(72,971)	(1,864,628)	(1,263,515)

Deficit, end of the year	$ (4,716,086)	$ (4,643,115)	$ (2,778,487)

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Operating Activities
Loss from continuing operations	$ (235,929)	$ (1,572,728)	$ (1,186,380)
Non-cash items
Amortization	7,428	306	19,759
Finance fees	12,250	-	-
Foreign exchange loss (gain)	(31,519)	-	37,832
Gain on forgiveness of debt	(41,299)	-	-
Gain on sale of land held for resale	(532,122)	-	-
Interest on restricted cash	-	(1,292)	(3,958)
Management severance costs	250,000	103,163	-
Write-down of marketable securities	-	-	4,500
Write down of land held for resale	-	11,688	11,408
Changes in non-cash working capital balances – Note 16	(106,176)	450,578	173,126

	(677,367)	(1,008,285)	(943,713)

Financing Activities
Increase (decrease) in loans payable	(21,000)	789,000	-
Repayment of mortgage payable	(48,851)	(40,173)	(40,431)
Decrease in restricted cash	4,000	53,027	9,981
Issuance of share capital	-	-	545,040

	(65,851)	801,854	514,590

Investing Activities
Purchase of marketable securities	-	-	(6,750)
Purchase of investment	(300,000)	-	-
Expenditure on land held for development	(75,092)	(78,680)	(91,105)
Expenditure on land held for resale	(14,388)	(11,688)	(11,408)
Net proceeds on sale of land held for resale	768,570	-	-
Purchase of capital assets	(47,277)	-	-
Advances from discontinued operations	568,956	300,470	109,635

	900,769	210,102	372

…/Cont’d

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

Continued

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Increase (decrease) in cash from continuing operations	157,551	3,671	(428,751)
Increase (decrease) in cash from discontinued operations – Note 6	(37,514)	(40,850)	82,853

Increase (decrease) in cash during the year	120,037	(37,179)	(345,898)

Cash and equivalents, beginning of the year	68,196	105,375	451,273

Cash and equivalents, end of the year	$ 188,233	$ 68,196	$ 105,375

Cash and cash equivalents, is comprised as follows:
Cash and equivalents – continuing operations	$ 185,668	$ 28,117	$ 24,446
– discontinued operations	2,565	40,079	80,929

Cash and equivalents, end of the year	$ 188,233	$ 68,196	$ 105,375

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ 78,509	$ 69,810	$ -

Non-cash Transactions – Note 19

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			Deficit
			Accumulated
	Common Stock		During the	(Restated
	Issued		Development	– Note 21)
	Shares	Amount	Stage	Deficit	Total

Balance, March 31, 2000	11,223,545	$ 6,924,527	$ (435,527)	$ (1,079,445)	$ 5,409,555
For cash:
Pursuant to a private placement – at $0.30	1,816,800	545,040	-	-	545,040
Net loss for the year	-	-	-	(1,263,515)	(1,263,515)

Balance, March 31, 2001	13,040,345	7,469,567	(435,527)	(2,342,960)	4,691,080
Net loss for the year	-	-	-	(1,864,628)	(1,864,628)

Balance, March 31, 2002	13,040,345	7,469,567	(435,527)	(4,207,588)	2,826,452
Pursuant to debt settlement agreements – at $0.10	1,040,210	104,021	-	-	104,021
2:1 share consolidation	(7,040,278)	-	-	-	-
Pursuant to bridge loan fees – at $0.35	35,000	12,250	-	-	12,250
Pursuant to debt settlement agreements – at $0.18	172,435	31,038	-	-	31,038
Net loss for the year	-	-	-	(72,971)	(72,971)

Balance, March 31, 2003	7,247,712	$ 7,616,876	$ (435,527)	$ (4,280,559)	$ 2,900,790

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.           Schedule I

(formerly Venture Pacific Development Corporation)

CONSOLIDATED STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Revenues
Convenience store sales	$ 384,460	$ 2,285,890	$ 1,977,266
Interest income	7,082	1,269	2,200
Vehicle leases and sales, net	617,972	795,612	770,441
Other income	12,348	36,799	46,122

	1,021,862	3,119,570	2,796,029

Costs of sales
Convenience store cost of sales	363,561	1,984,594	1,715,681
Amortization - leased vehicles	231,553	412,259	430,231

	595,114	2,396,853	2,145,912

Income before general and administrative expenses	426,748	722,717	650,117

General and administrative expenses – Schedule III	552,643	1,014,617	727,252

Loss before other items	(125,895)	(291,900)	(77,135)
Other items
Loss on disposal of vehicle leasing assets – Note 6	(200,525)	-	-
Gain on disposal of convenience store assets – Note 6	489,378	-	-

	288,853	-	-

Income (loss) from discontinued operations	$ 162,958	$ (291,900)	$ (77,135)

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.               Schedule II

(formerly Venture Pacific Development Corporation)

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001

Accounting and audit fees – Note 11	$ 19,800	$ 65,625	$ 53,925
Amortization – capital assets	7,428	306	19,759
Bank charges	2,221	1,977	3,518
Business investigation costs	-	-	11,394
Consulting and management fees – Note 11	121,000	143,049	173,054
Corporate administration fees – Note 11	55,289	-	106,518
Directors’ fees – Note 11	-	-	12,500
Facilities and service fees – Note 11	-	50,000	120,000
Filing fees	18,365	511	5,987
Finance fees	12,250	21,000	-
Foreign exchange loss (gain)	(28,785)	7,142	38,937
Interest – Note 11	93,529	67,833	36,000
Legal and professional fees – Note 11	138,521	693,336	173,923
Office and general	23,664	51,754	108,886
Promotion and advertising	2,089	2,837	7,534
Rent and utilities	67,407	39,883	86,153
Shareholder information and investor relations	12,607	5,842	41,175
Transfer agent fees	7,247	16,275	6,508
Travel and entertainment	4,259	31,692	160,047
Wages and benefits – Note 11	38,827	27,869	103,720

	$ 595,718	$ 1,226,931	$ 1,269,538

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.                   Schedule III

(formerly Venture Pacific Development Corporation)

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001

Accounting and audit fees	$ 874	$ 9,407	$ 9,075
Amortization – capital assets	4,368	20,238	20,123
Bad debts	51,459	80,929	35,287
Bank charges	11,813	30,936	26,176
Consulting fees	-	11,200	-
Convenience store expenses	6,033	27,036	33,891
Finance fees	-	43,000	-
Interest – Note 11	108,085	141,607	92,000
Legal and professional fees	6,445	21,890	6,006
Management fees	2,598	25,000	25,000
Office and general	89,001	93,874	73,039
Promotion and advertising	31,293	79,072	33,577
Rent, property taxes and utilities	38,138	54,763	53,515
Travel and entertainment	4,262	10,098	7,361
Vehicle leasing expenses	27,504	7,526	4,361
Wages and benefits	170,770	358,041	307,841

	$ 552,643	$ 1,014,617	$ 727,252

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations – Note 6

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments.  During the year ended March 31 2003, the Company’s activities, through its subsidiaries and joint venture interest, were the sale of land in Canada and the United States of America, vehicle leasing services and the operation of a gas station/convenience store.  During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store.  During fiscal 2003, the Company changed its name from Venture Pacific Development Corporation to “Pacific Harbour Capital Ltd.”

These consolidated financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $1,229,839 at March 31, 2003 and has accumulated $4,716,086 of losses. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are described in Note 22. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The Company’s 50% interest in the Pemberton Junction Store Joint Venture (Note 20) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture.  All inter-company transactions have been eliminated.

All significant inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

c)

Restricted Cash

Restricted cash is comprised of cash set aside pursuant to the requirements of the New Home Warranty Programs.

d)

Inventory

Inventory is valued by management at the lower of cost and net realisable value.

e)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realisable value they will be written down accordingly.

f)

Land Held for Development

Direct and indirect costs of land held for development are capitalized. Indirect costs include financing costs, property taxes, architectural, engineering, legal, marketing, permits, management, travel and administrative. To the extent the costs are determined to exceed estimated recoverable value they will be written down accordingly.

g)

Leased Vehicles and Amortization

Leased vehicles are used vehicles recorded at acquisition cost, plus any incidental expenses.  The vehicles are leased to customers of Venture Pacific Vehicle LeaseCorp Inc. for various lease terms, usually 18 to 36 months at a standard monthly lease charge.  Amortization is calculated on the net asset value (full cost less residual value) spread over the lease term using the straight-line method.

h)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Building

4% declining balance

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

Store fixtures and equipment

8% – 20 % declining balance

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

i)

Investment

Investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

j)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

k)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet.  Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

l)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, severance obligation and due to directors approximate fair value because of the short-term maturity of those instruments.  The fair value of investment, loans payable and mortgage payable also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

m)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 2

Significant Accounting Policies – (cont’d)

n)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 10, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other methods provided that where the fair value method is not followed certain pro forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

o)

Revenue Recognition

Revenue from vehicle leasing is recognized monthly at the commencement of the lease.  Revenue from vehicle sales and convenience store sales is recognized on the sale to the customer.  Revenue from royalties received from the sale of Legal Will Kits by National Direct Response Marketing Canada Inc. is recognized as it is earned.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 3

Land Held for Resale – Note 4

The Company held three parcels of land located in Pemberton, British Columbia in three separate subsidiary companies and a parcel of land located in Pahrump, Nevada.  One of the Pemberton land parcels was disposed of during the year ended March 31, 2003.  The Company capitalized property taxes and other costs to these properties held for resale during the years as follows:

	2003	2002
Balance, beginning of the year	$ 760,000	$ 760,000
Property taxes	10,744	10,637
Other costs	3,644	1,051

	774,388	771,688
Less: write down to net realizable value	-	(11,688)
Less: land sold during the year	(236,448)	-

Current portion of land held for resale	537,940	760,000
Add: reclassify from land held for development to land held for resale (long-term)	4,158,257	-

Total land held for resale	$ 4,696,197	$ 760,000

Note 4

Land Held for Development – Note 3

The Company's U.S. subsidiary, Venpac Nevada 1, Inc., purchased a total of 19.06 acres of land in Pahrump, Nevada which was categorized as land held for development in previous years.  During the year ended March 31, 2003, the land has been listed for sale and reclassified as land held for resale.

	2003	2002
Acquisition of land held for development	$ 2,659,923	$ 2,659,923
Deferred development costs	1,668,108	1,593,016

	4,328,031	4,252,939
Less: write down to net realizable value	(169,774)	(169,774)
Less: reclassify as land held for resale	(4,158,257)	-

Balance, end of the year	$ -	$ 4,083,165

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 5

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 25,319	$ 3,798	$ 21,521	$ -
Office furniture	20,315	2,583	17,732	2,757
Software	2,706	1,353	1,353	-

	$ 48,340	$ 7,734	$ 40,606	$ 2,757

Note 6

Discontinued Operations – Note 20

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store (“PJS”).  Income related to this joint venture has been disclosed as income from discontinued operations. The Company received total proceeds of $815,806 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. (“VPVL”) for $550,000 and recorded a loss of $200,525 on the sale.  Losses related to VPVL have been disclosed as loss from discontinued operations.

The consolidated balance sheets include the following amounts related to discontinued operations of PJS and VPVL:

	2003	2002
Cash and cash equivalents	$ 2,565	$ 40,079
Accounts receivable	-	17,943
Inventory (a)	-	139,830
Prepaid expenses and deposits	-	9,423
Current assets of discontinued operations	$ 2,565	$ 207,275

Leased vehicles, net	$ -	$ 876,166
Capital assets, net (b)	-	279,463

Long-term assets of discontinued operations	$ -	$ 1,155,629

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

	2003	2002
Accounts payable	$ 30,530	$ 203,614
Security deposits	-	5,290
Deferred revenue	-	9,866
Current portion of loans payable (c)	231,899	1,000,000
Current liabilities of discontinued operations	$ 262,429	$ 1,218,770

(a)

Inventory related to discontinued operations consist of the following:

	2003	2002
Pemberton Junction store inventory	$ -	$ 35,986
Vehicles inventory	-	103,844

	$ -	$ 139,830

(b)

Capital assets related to discontinued operations consist of the following:

	2003	2002
Land	$ -	$ 41,381
Building	-	187,231
Computer equipment	-	5,829
Office furniture	-	1,671
Store fixture and equipment	-	43,351

	$ -	$ 279,463

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

(c)

Current portion of loans payable related to discontinued operations consist of the following:

	2003	2002
(i) The loan is secured by the land held for resale and the land held for development. The loan bears interest at 12% per annum, payable monthly and due on March 31, 2004.	$ 231,899	$ -

(ii) The loan is secured by a promissory note and a collateral mortgage on the land held for resale granted by three subsidiaries of the Company. Interest is paid monthly at 15% per annum. The loan was paid in full in August 2002.	-	1,000,000

	$ 231,899	$ 1,000,000

Cash flows from discontinued operations are as follows:

	2003	2002	2001
Operating Activities
Income (loss) from discontinued operations	$ 162,958	$ (291,900)	$ (77,135)
Non-cash items
Amortization	235,921	432,497	450,354
Loss on disposal of leasing vehicle assets	200,525	-	-
Gain on disposal of store assets	(489,378)	-	-
Deferred revenue	(9,866)	(942)	(530)
Changes in non-cash working capital balances
Accounts receivable	10,506	25,179	(11,951)
Inventory	107,392	22,461	13,603
Prepaid expenses and deposits	3,765	(45)	1,066
Accounts payable	(127,414)	35,445	39,505
Security deposits	(5,290)	(1,670)	(6,167)

	89,119	221,025	408,745

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 6

Discontinued Operations – Note 20 – (cont’d)

(a)

– (cont’d)

	2003	2002	2001
Financing Activities
Increase (decrease) in loans payable	(768,101)	425,000	-
Advances to parent company	(568,956)	(300,470)	(109,635)

	(1,337,057)	124,530	(109,635)

Investing Activities
Proceeds from disposal of assets of PJS and VPVL	1,365,806	-	-
Purchase of capital assets	(1,650)	(24,779)	(81,013)
Purchase of lease vehicles, net of sales	(88,138)	(361,626)	(135,244)

	1,276,018	(386,405)	(216,257)

Increase (decrease) in cash prior to disposal	28,080	(40,850)	82,853
Cash balance of PJS on disposal	(65,594)	-	-

Increase (decrease) in cash from discontinued operations	$ (37,514)	$ (40,850)	$ 82,853

Note 7

Investment

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. (“National”).  Concurrent with the entering into this investment agreement, a director of the Company became a director of National.  National is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will result in a 49% ownership of National.

The first two debenture advances total $300,000. Subsequent advances are subject to National achieving specific sales targets within 12 month and 18 month periods. The debenture bears interest at 8% per annum, payable quarterly.  The investment also entitles the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 8

Loans Payable

	2003	2002
a) The loan is secured by the land held for resale, bears interest at 12% per annum and due on March 31, 2004.	714,000	700,000

b) The loan is unsecured, non-interest bearing and payable on demand.	354,000	354,000

c) The loan is from a company with a former director in common and is unsecured, bears interest at 18% per annum. The loan was paid in full in September 2002.	-	35,000

	1,068,000	1,089,000
Less: current portion	(1,068,000)	(389,000)

	$ -	$ 700,000

Note 9

Mortgage Payable

	2003	2002

Mortgage is in the amount of US$238,040 and bears interest of 10% per annum, due August 2008.   Monthly payments of US $4,757 including principal and interest and secured by a deed of trust against the Pahrump land. The mortgage may be prepaid at any time without penalty.

	$ 349,395	$ 429,765
Less: current portion	(51,161)	(50,245)

	$ 298,234	$ 379,520

Principal repayments on the mortgage over the next five years are as follows:

2004	$ 51,161
2005	56,521
2006	62,439
2007	68,977
2008	76,199

$ 315,297

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 10

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share. At the same time, the Company increased its authorized number of common shares to 100,000,000 and 100,000,000 preferred shares.

b)

Commitments:

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before share consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30
Cancelled	(2,500)	$ 0.80

Outstanding and exercisable at March 31, 2003	934,528	$ 0.24-1.00

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 10

Share Capital – (cont’d)

b)

Commitments: - (cont’d)

The compensation charge associated with directors’ and employees’ options in the amount of $202,886 is not recognized in the financial statements, but included in the pro-forma amounts below.  These compensation charges have been determined under the fair value method, using the Black-Scholes options pricing model with the following assumptions:

Weighted-average fair value of options granted	$0.22-$0.41
Expected dividend yield	0.0%
Expected volatility	136% – 145%
Risk-free interest rate	3.93%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

Year ended
March 31, 2003
Net loss As reported	$ (72,971)
Pro-forma	$ (275,857)
Basic and diluted loss per share As reported	$ (0.01)
Pro-forma	$ (0.04)

On March 31, 2003, there were 934,528 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
7,500	$0.80	September 19, 2003
48,000	$1.00	March 3, 2005
		November 27, 2007
50,000	$0.30	December 16, 2007
934,528

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 11

Related Party Transactions – Notes 7 and 8

For the years ended March 31, 2003, 2002 and 2001 the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2003	2002	2001
Interest income	$ 5,986	$ -	$ -
Royalty income	18,763	-	-

	$ 24,749	$ -	$ -

Accounting fees	$ -	$ 2,400	$ -
Consulting and management fees	121,000	47,500	144,000
Corporate administration fees	-	-	22,310
Directors’ fees	-	-	12,500
Facilities and services fees	-	50,000	106,518
Interest	2,011	7,665	120,000
Legal and professional fees	94,739	9,327	-
Management severance costs	-	366,713	-
Wages and benefits	28,000	-	-

	$ 245,780	$ 483,605	$ 405,328

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable is $19,030 (2002: $Nil) owing from a company with a common director with respect to unpaid interest and royalties.

On March 31, 2003 and 2002, the Company owed the following amounts to directors of the Company or to companies with common directors:

	2003	2002
Due to directors	$ 15,251	$ 33,240
Accounts payable	13,000	43,506

	$ 28,251	$ 76,746

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 12

Severance Obligation

The Company settled a lawsuit from a former President of the Company for $250,000 in respect of severance pay. The amount is due on September 5, 2003. If the Company pays the settlement amount prior to September 5, 2003, the settlement amount will be reduced by $4,000 per month for each month remaining until September 5, 2003.

Note 13

Contingent Liability

An action has been brought against the Company claiming damages in the aggregate amount of $76,000 for alleged wrongful dismissal by a former employee of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc.  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at March 31, 2003.

Note 14

Segmented Information

The Company operated in three industries in Canada and one in the United States of America.  In Canada, substantially all business activities related to the sale of undeveloped land, operating a convenience store and leasing and selling vehicles.  In the United States of America, substantially all business activities relate to the sale of land.

Information concerning the Company’s businesses on a geographic and industry basis is as follows:

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Revenues
Canada
Convenience store	$ 384,460	$ 2,285,890	$ 1,977,266
Vehicle sales and leasing	617,972	795,612	770,441
Other	55,798	70,672	147,388
United States	-	-	-

	$ 1,058,230	$ 3,152,174	$ 2,895,095

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 14

Segmented Information – (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Operating income (loss) before other items
Canada
Convenience store	$ 6,677	$ 66,394	$ 8,434
Vehicle sales and leasing	(132,572)	(368,624)	(171,711)
Undeveloped land	-	(15,705)	(1,512)
Other	(559,350)	(1,168,292)	(1,082,818)

	(685,245)	(1,486,227)	(1,247,607)
United States	-	-	-

	$ (685,245)	$ (1,486,227)	$ (1,247,607)
Amortization of capital and other assets
Canada
Convenience store	$ 3,141	$ 18,562	$ 18,687
Vehicle sales and leasing	232,780	413,935	431,312
Other	7,428	306	20,114

	243,349	432,803	470,113
United States	-	-	-

	$ 243,349	$ 432,803	$ 470,113
Capital expenditures
Canada
Convenience store	$ -	$ 15,935	$ 4,796
Vehicle sales and leasing	-	367,408	135,244
Undeveloped land	14,388	11,688	11,408
Other	47,277	3,062	76,217

	61,665	398,093	227,665
United States
Land development	75,092	78,680	91,105

	$ 136,757	$ 476,773	$ 318,770

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 14

Segmented Information – (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Identifiable assets
Canada
Convenience store	$ -	$ 355,762
Vehicle sales and leasing	2,565	1,007,142
Land held for resale and development	537,940	760,000
Other	564,104	79,952

	1,104,609	2,202,856
United States
Land held for resale	4,158,257	4,083,165

	$ 5,262,866	$ 6,286,021

Note 15

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

Note 16

Changes in Non-Cash Working Capital Balances

	2003	2002	2001
Accounts receivable	$ 7,995	$ (5,914)	$ 64,185
Prepaid expenses and deposits	(747)	(10,370)	10,371
Accounts payable	(95,435)	433,622	98,570
Due to directors	(17,989)	33,240	-

	$ (106,176)	$ 450,578	$ 173,126

Note 17

Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 17

Corporation Income Tax Losses – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets
Net tax losses carried forward	$ 1,435,861	$ -
Less: valuation allowance	(1,435,861)	-

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At March 31, 2003, the Company and its subsidiaries have accumulated non-capital losses of approximately $3,681,694 which may be carried forward to reduce future years income for Canadian federal and state income tax purposes.  These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows

2007	$ 477,422
2008	605,620
2009	1,341,718
2010	1,256,934

$ 3,681,694

Note 18

Commitment

The Company is committed to future minimum payments under an operating lease for office space as follows:

Year ended March 31, 2004	$ 62,495
2005	62,495
2006	62,495
2007	62,495

$ 249,980

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 19

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions have been excluded from the statement of cash flows:

For the year ended March 31, 2003:

a)

the Company issued 1,040,210 common shares at $0.10 per share to settle accounts payable totalling $104,021.

b)

the Company issued 172,435 common shares at $0.15 per share to settle accounts payable totalling $31,038.

c)

the Company issued 35,000 common shares at $0.35 per share pursuant to bridge loan fees totalling $12,250.

Note 20

Investment in Joint Venture – Note 6

Each of the venturers in the PJS has a 50% interest.  The joint venture agreements provide for the other venturer to be the operator for a management fee of $50,000 per annum.  The PJS operates a gas station and convenience store located in Pemberton, British Columbia.  During the year ended March 31, 2003, the Company sold its 50% interest in the joint venture.  The Company has proportionately consolidated in its accounts the following amounts with respect to this joint venture.

	2003	2002
Current assets	$ -	$ 83,799
Long-term assets	-	271,963
Current liabilities	-	(13,711)

	$ -	$ 342,051

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 20

Investment in Joint Venture – Note 6 – (cont’d)

	2003	2002	2001
Sales	$ 384,460	$ 2,285,890	$ 1,977,266
Cost of sales	(363,561)	(1,984,594)	(1,715,681)

	20,899	301,296	261,585
Operating and administrative expenses	11,081	216,340	234,109

Joint venture income before amortization	9,818	84,956	27,476
Less: amortization	3,141	18,562	19,042

Income before other item	6,677	66,394	8,434
Gain on disposal of convenience store assets	489,378	-	-

Net income for the year	$ 496,055	$ 66,394	$ 8,434

Cash flow from (used in):
Operating activities	$ 14,953	$ 103,849	$ 19,885
Investing activities	10,783	(15,935)	(4,799)

	$ 25,736	$ 87,914	$ 15,086

Note 21

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gain/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended March 31, 2003 and 2002 were increased by $39,035 and $37,832 respectively.  In addition, the net losses for the years ended March 31, 2002 and 2001 were increased by $1,203 and $37,832 respectively.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

The material differences between Canadian and US GAAP which affect the Company’s results of operations and financial position are summarized as follows:

a)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

b)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

c)

Accounting for Joint Venture

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP.

d)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in reconciling items.

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

– (cont’d)

e)

The impact of the above on the consolidated financial statements is as follows:

		(Restated	(Restated
		– Note 21)	– Note 21)
	2003	2002	2001
Net loss for the year per Canadian GAAP	$ (72,971)	$ (1,864,628)	$ (1,263,515)
Deferred costs (a)	(75,092)	(78,680)	(91,105)
Capitalized holding costs (b)	(14,388)	(11,688)	(11,408)
Write-down of land held for resale	-	11,688	11,408

Net loss for the year per US GAAP	$ (162,451)	$ (1,943,308)	$ (1,354,620)

Basic loss per share as per US GAAP	$ (0.02)	$ (0.30)	$ (0.22)

Balance Sheets
Total assets per Canadian GAAP	$ 5,262,866	$ 6,286,021
Deferred costs (a)	(1,498,334)	(1,423,242)
Capitalized holding costs (b)	(101,396)	(87,008)
Total assets per US GAAP	$ 3,663,136	$ 4,775,771

Total liabilities per Canadian and US GAAP	$ 2,362,076	$ 3,459,569
Shareholders’ Equity
Deficit, end of the year per Canadian GAAP	$ (4,716,086)	$ (4,643,115)	$ (2,778,487)
Deferred costs (a)	(1,498,334)	(1,423,242)	(1,344,562)
Capitalized holding costs (b)	(101,396)	(87,008)	(87,008)
Stock-based compensation (d)	(35,600)	(35,600)	(35,600)

Deficit, end of the year per US GAAP	(6,351,416)	(6,188,965)	(4,245,657)
Share capital per Canadian and US GAAP	7,616,876	7,469,567	7,469,567
Additional paid-in capital (d)	35,600	35,600	35,600

Shareholders’ equity per US GAAP	$ 1,301,060	$ 1,316,202	$ 3,259,510

Pacific Harbour Capital Ltd.

(formerly Venture Pacific Development Corporation)

Notes to the Consolidated Financial Statements

March 31, 2003, 2002 and 2001

(Stated in Canadian Dollars) – Page #

Note 22

Differences between Canadian and US Generally Accepted Accounting Principles

– (cont’d)

e)

The impact of the above on the consolidated financial statements is as follows:

– (cont’d)

		(Restated	(Restated
		– Note 21)	– Note 21)
Cash Flows	2003	2002	2001
Cash flows used in operating activities per Canadian GAAP	$ (677,367)	$ (1,008,285)	$ (943,713)
Deferred costs (a)	(75,092)	(78,680)	(91,105)
Capitalized holding costs (b)	(14,388)	(11,688)	(11,408)

Cash flows used in operating activities per US GAAP	(766,847)	(1,098,653)	(1,046,226)

Cash flow provided by (used in) financing activities per Canadian and US GAAP	(65,851)	801,854	514,590

Cash flow provided by investing activities per Canadian GAAP	900,769	210,102	372
Expenditure on land held for development (a)	75,092	78,680	91,105
Expenditure on land held for resale (b)	14,388	11,688	11,408

Cash flows provided by investing activities per US GAAP	990,249	300,470	102,885

Increase (decrease) in cash from continuing activities per US GAAP	157,551	3,671	(428,751)
Increase (decrease) in cash flows from discontinued operations for Canadian and US GAAP	(37,514)	(40,850)	82,853

Increase (decrease) in cash per US GAAP	$ 120,037	$ (37,179)	$ (345,898)