Form 20-F
PACIFIC HARBOUR CAPITAL LTD
filed 2004-10-01
CIK 936801

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED

OR

[X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2004

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

4

ITEM 2

Offer Statistics and Expected Timetable

4

ITEM 3

Key Information

4

ITEM 4

Information on the Company

7

ITEM 5

Operating and Financial Review and Prospects

13

ITEM 6

Legal Proceedings

16

ITEM 7

Directors, Senior Management and Employees

17

ITEM 8

Major Shareholders and Related Party Transactions

21

ITEM 9

Financial Information

21

ITEM 10

The Offer and Listing

22

ITEM 11

Additional Information

23

ITEM 12

Quantitative and Qualitative Disclosures About Market Risk

28

ITEM 13

Description of Securities Other Than Equity Securities

28

PART II

ITEM 14

Defaults, Dividends Arrearages and delinquencies

29

ITEM 15

Material Modifications to the Rights of Securitiy Holders,

Use of Proceeds

29

ITEM 16

Reserved

29

ITEM 17

Reserved

29

PART III

ITEM 18

Financial Statements

30

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable

B. METHOD AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (formerly Venture Pacific Development Corporation) (hereinafter the "Company" or the "Registrant"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2004, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 17 in the Consolidated Financial Statements) that have been audited by Amisano Hanson, Chartered Accountants of Vancouver, Canada as to the five years ended March 31, 2004. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

2004

2003

2002

2001

2000

(Restated)

(Restated)

(All Canadian Dollars)

Operating Data

Revenue(l)

$    37,965

$1,058,230

$3,152,174

$2,895,095

$3,466,843

Cost of land held for resale

-

-

-

-

-

Cost of townhouse

condominiums for resale

-

-

-

-

(12,813)

Cost of convenience store goods

for resale

-

(363,561)

(1,984,594)

(1,715,681)

(2,025,416)

Net Revenue

$   37,965

694,669

   1,167,580

1,179,414

1,428,614

Administrative expenses

(509,732)

(1,091,061)

(2,653,807)

(2,427,021)

(2,249,589)

Gain/loss on investments/

(1,179,067)

-

-

-

-

Severance Costs

-

(323,421)

(378,401)

(15,908)

(258,470)

Net income (loss)

($1,650,834)

($     72,971)

($1,864,628)

($1,263,515)

($1,079,445)

Earnings (loss) per share

($0.22)

($0.01)

($0.28)

($0.18)

($0.12)

Balance Sheet Data

Working capital

1,201,490

(1,299,839)

(1,335,579)

(954,187)

371,685

Total assets (2)

1,609,085

5,262,866

6,286,021

6,477,127

7,066,823

Long term debt

-

298,234

1,079,520

424,915

435,063

Shareholders' equity

1,249,956

2,900,790

2,826,452

4,691,080

5,409,555

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

2004

2003

2002

2001

2000

(Restated)

(Restated)

Net income (Loss) - Canadian GAAP

(1,650,834)

($72,971)

($1,864,628)

($1,263,515)

($1,079,445)

Differences:

Other deferred development costs

1,396,844

(75,092)

(78,680)

(91,105)

133,403

Write-down of other deferred

  development costs

-

-

11,688

11,408

32,791

Stock based compensation

-

-

-

-

(35,600)

Capital holding costs

  expensed under US GAAP

(4,914)

(14,388)

(11,688)

(11,408)

(14,596)

Net income (loss) - US GAAP

($258,904)

($162,451)

($1,943,308)

($1,354,620)

($963,447)

2004

2003

2002

2001

2000

(Restated)

(Restated)

Earnings (loss) per share – US

($0.03)

($0.02)

($0.30)

($0.22)

($0.20)

GAAP(l)

Weighted average number of shares

outstanding under US GAAP (1)

7,247,712

6,979,397

6,520,172

6,065,972

4,565,523

Shareholders' equity – Canadian

1,249,956

$2,900,790

$2,826,452

$4,691,080

$5,409,555

Stock Based Compensation

(35,600)

-

-

-

-

Other deferred costs, expensed

 under US GAAP

-

(1,498,334)

(1,423,242)

(1,344,562)

(1,253,457)

Contributed Surplus

35,600

-

-

-

-

Capitalized holdings costs,

 expensed under US GAAP

(4,914)

(101,396)

(87,008)

 (87,008)

(87,008)

Shareholders' equity - US GAAP

$1,245,042

$1,301,060

$1,316,202

$3,259,510

$4,069,090

(1)

Revenues for all periods disclosed comprised sales revenue of the corporation's interest in PJSJV, land sales, net vehicle lease and sale income, interest and other miscellaneous income. Under US GAAP these amounts would be considered "Other income" rather than "Revenue".   There is no effect on reported net income (loss).

(2)

Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP:  2004 - $1,609,085; 2003 - $3,663,136;  2002 - $4,775,771;  2001 - $5,045,557 and   2000 - $5,726,538.

Currency and Exchange Rates

In this Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of September 17, 2004, the exchange rate for conversion to U.S. Dollars was $1.3002 Canadian = $1.00 U.S.  Exchange rates represent the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the calendar year for the past 5 years. Rates quoted are the Canadian Dollar exchange for US $1.00

Year

Period End

Average

High

Low

2004

1.3081

1.3531

1.4940

1.2679

2003

1.4716

1.5493

1.6050

1.4584

2002

1.5769

1.5702

1.6190

1.5024

2001

1.5958

1.5490

1.6058

1.4895

2000

1.5030

1.4720

1.5140

1.4310

On March 31, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.00 U.S. = $1.3100 Canadian.

B. CAPITALIZATION AND INDEBTNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

History of losses and expected losses in the future:

The Corporation reported a loss of $1,079,445 for the year ended September 30, 2000; $1,263,515 for the year ended March 31, 2001; $1,864,628 for the year ended March 31, 2002; $72,971 for the year ended March 31, 2003 and $1,650,834 for the year ended March 31, 2004. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation cannot predict when it will achieve profitability, and if it does the Corporation may not be able to sustain or increase its profitability.

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

General unforeseen and non-controllable risks:

In future years it is anticipated that the following will continue to have an effect on the results reported: the sale of the remaining parcel of land held by the Company's subsidiary, there would then be a gain or loss recognized on the sale of the land. At this time it is difficult to quantify such a gain or loss as it is dependent on the economic conditions in effect at the time of the sale. The Company's real estate property is subject to the risks generally associated with the ownership of real property, including liquidity, the need to meet fixed obligations, uncertainty regarding adverse local market conditions due to changes in general or local economic conditions, zoning laws, neighborhood characteristics, interest rates, availability of mortgage funds, availability of water and sewer services, changes in real estate property tax rates and other operating expenses, governmental rules and fiscal policies, acts of God (which may result in uninsured losses) and other factors which are beyond the control of the Company. The Company may be unable to resell its property at a profit or at all as a result of adverse conditions in local real estate markets or other factors or the imposition of regulations governing the use of the properties which have an adverse impact on the value of the properties. Many of these inherent risks may be intensified by economic recession and by other potential economic developments and uncertainties.

Real estate development is an intensely competitive and highly cyclical business, typically involving "boom and bust" cycles. While location is one of the most important factors in real estate ownership, development is also critically affected by the availability of financing and general economic conditions.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, (formerly Venture Pacific Development Corporation) principal office is located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2004 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share.  At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2004 there were 7,247,712 Common Shares issued and outstanding and no issued Preferred Shares.

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

b)

real estate holdings in British Columbia, Canada and Pahrump, Nevada.

a)

INVESTMENTS

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc., the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products.  The investment entitled the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted would result in a 49% ownership of National Direct.

The first two debenture advances required under the agreement totaled $300,000.  Subsequent advances are subject to National Direct achieving specific sales targets within 12 month and 18 month periods.  The debenture bears interest at 8% per annum, payable quarterly.  The investment also entitled the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Subsequent to March 31, 2004, the Company and National Direct entered into an agreement whereby the Company agreed to release National Direct from the terms of the investment agreement, including all related agreements, for a total consideration of $240,000 to be paid as follows:

-

$220,000 on signing of the agreement and subsequently paid on June 1, 2004; and

-

$20,000 payable in twelve equal monthly instaments of $1,667

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

In September 2002, the Company entered into a settlement agreement, approved by the Supreme Court of British Columbia, to pay Mr. Downey a judgment in the amount of  $250,000.  The Company granted Mr. Downey a mortgage in the amount of $250,000 which mortgage was registered against the Company's properties in Nevada.  The term of this mortgage was one year from September 5th, 2002 with a zero percent interest rate.  The settlement amount could be reduced by prepaying the mortgage at any time up to September 30, 2003.  Mr. Downey agreed to extend the collection of the judgment amount by 6 months from September 30th, 2003 to March 31st, 2004 upon payment of $50,000 towards the amount owing.   It was also agreed that the balance of the settlement amount would accrue interest at the rate of 10% per annum

The Company was holding the property as undeveloped while actively searching for a buyer for the property.  In February 2004, the Company finalized a purchase offer of $2,500,000 U.S. for the Pahrump property.  A portion of the proceeds from the sale of the property was used to pay off the secured creditors (including Mr. Downey's) and all other mortgages held on the property.

PROVINCE OF BRITISH COLUMBIA, CANADA

The Company has a fee simple interest in a real estate property in Pemberton, British Columbia. Specific information regarding this property and its stage of development and operations is set forth under "Item 4.D - Plant, properties and equipment." The Company holds its real estate interest through a wholly owned subsidiary. The Company is currently reviewing its opportunities with respect to these land holdings as the awarding of the Whistler/Vancouver 2010 Olympics has generated substantial interest in the area to kick-start a major-development in the area

c)

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

In the interim, to assist with short-term plans to expand the business, LeaseCorp arranged mortgage-backed debt financing in an amount totaling $575,000 which the Company had guaranteed repayment of, and caused a first and second mortgage to be granted over the three parcels of land located in Pemberton, British Columbia (see Item 2. Description of Property).  The Company renegotiated the terms of these loans payable by the extension of repayment to August 10, 2003 at 14% per annum in the first year and 15% per annum in the second year. An additional $425,000 was advanced bringing the loan balance to $1,000,000. Subsequent to March 31, 2002, the Company paid $250,000 owing on the $1,000,000 loan payable reducing the loan amount to $750,000.  The loan beared interest at 12% per annum, was due due on March 31, 2004 and was secured by the land held for resale and the land held for development.

On January 15, 2003 the assets of Leasecorp. were sold at a price of $550,000.  The sale proceeds were divided into two payments, $500,000 and $50,000, which represented a holdback on the purchase.  The $500,000 amount was applied to Leasecorp.'s secured $750,000 outstanding loan, thereby reducing the loan amount to $250,000.  On March 26th, 2003, the remaining $50,000 holdback was distributed between the purchaser as to $32,024.02 and $18,101.32 which was applied to the remaining $250,000 loan, thereby reducing the loan to $231,898.68.  Interest on this loan was being accrued at the rate of 12% per annum.

Proceeds from the sale of the Pahrump property were used to pay off this loan in its entirety.

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

C.

 ORGANIZATIONAL STRUCTURE

The Company's wholly owned subsidiaries are as follows:

-

345384 B.C. Ltd. ("345384")

-

345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 12, 2003.

-

      371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.

-

Venture Pacific Development Corporation USA ("VPDC USA") – and its wholly-owned subsidiary VenPac Nevada 1, Inc. ("Venpac Nevada")

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

On February 12, 2004 the Company announced that their wholly owned U.S. subsidiary, Venpac Nevada I, Inc., had completed their transaction with respect to the sale of the Pahrump, Nevada property.  The land was sold for a total dollar value of $2,500,000 U.S. less costs which provided the Company with net proceeds of $938,304.75 U.S.  The balance of the proceeds from the sale of this property were used to pay off all secured and unsecured creditors of the Company.

PEMBERTON, BRITISH COLUMBIA - CANADA

The Company's real estate interest in Canada is a fee-simple interest located in a broad river valley surrounded by mountains in the Pemberton, British Columbia area. The Village of Pemberton enjoys a rural setting along the Sea to Sky Highway approximately 35 kilometers north of the ski resort municipality of Whister, British Columbia and 159 kilometers north of Vancouver, BC.

Pemberton (population approximately 1,700) benefits both from the continued development of the neighboring year-round ski resort of Whistler and its proximity to many natural and picturesque attractions. Skiing, hiking, golfing and fishing are just some of the activities available to residents and visitors, with at least ten recreational areas within 30 kilometers of Pemberton itself.

The Company currently owns approximately 133 riverfront acres in the Pemberton Valley, Squamish-Lillooet Regional District. The Company is holding the property as undeveloped or would resell it should an acceptable offer be received.

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

CARDLOCK FUEL DEPOT

In May 1988, the Company through its wholly owned subsidiary, 345385 B.C. Ltd. acquired 0.93 acres of a vacant site located on Highway 99, approximately 325 meters from the Pemberton Junction Store site for a purchase price of $60,000 Cdn.

On October 2, 2003 the Company announced that the property was sold for a total dollar value of $265,000 Cdn.  A portion of the sales proceeds were used to make a lump sum payment of $50,000 to Ronald Downey against the judgement Mr. Downey had against the Company in the amount of $250,000.

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

50% Share In:

2003

2002

2001

2000

1999

Total Sales:

$384,460

$2,285,890

$1,977,266

$2,334,092

$2,573,258

Net Profits:

6,677

$66,394

 $8,434

 $14,701

 $45,462

On May 31, 2002, the Company sold its remaining 50% joint venture interest in the Pemberton Junction Store Joint Venture located in Pemberton, British Columbia to their joint venture partner, for net proceeds of $739,249. The Company's 50% interest generated gross sales of $384,460 and $20,899 income before general and administrative expenses for the year ended March 31, 2003 as compared to $2,285,890 and $301,296 for the year ended March 31, 2002.

ITEM 5.

OPERATING AND FINANCIAL REVIEW PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2004 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

-

345384 B.C. Ltd. ("345384")

-

345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 12, 2003.

-

      371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.

-

Venture Pacific Development Corporation USA ("VPDC USA") – and its wholly-owned subsidiary VenPac Nevada I, Inc. ("Venpac Nevada")

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

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2004 (fiscal 2004) with comparison to the prior year ended March 31, 2003 (fiscal 2003).

A.

OPERATING RESULTS

The Company’s revenue from continued operations is comprised primarily of investment income.  Revenue from existing resources decreased  this year by $3,118 to $33,250.  The decline was due to the loss of rental income from the sale of the Pemberton land in 2003.  Investment income was generated mainly from royalty and interest income from its investment in the direct marketing company.

There was a $50,097 loss from discontinued operations from the vehicle leasing operations that was discontinued in fiscal 2003. The loss was incurred from interest accrued on an outstanding loan and payment of severance obligations.  The Company expects no further financial impact from discontinued operations.

The Company’s general and administrative expenses declined in the year from $595,718 in fiscal 2003 to $454,920 in fiscal 2004, a decline of $140,798 or 23%.  The decrease was mainly attributable to management cost cutting.

As part of management cost cutting measures, the Company received $24,000 from an affiliated company for rent and administrative recovery for use of the Company's office facility and services of administrative staff.  The administrative recovery fee is further committed for a term of one year effective April 2004.

Consulting and management fees decreased  by $13,500 to $107,500.  Day-to-day management of the Company is performed by current directors and officers of the Company who have received compensation through a consulting company rather than directly.

Accounting and audit fees have decreased to $15,200 from $19,800.  This accounting fee reduction resulted from current management using internal resources rather then external resources to complete regular financial reporting. Office and general expenses increased slightly by $1,026 to $24,690, while travel and entertainment expenses decreased $954 to $3,305.

During the last fiscal year, interest expenses decreased to $86,511 from $93,529 in fiscal 2003.   Rent and utilities increased to $70,807 from $67,407 while corporate admin fees decreased by $28,306 to $26,983 during fiscal 2004.

Offsetting the decreases noted above, promotion and marketing expenses increased significantly to $28,780 compared to $2,089 in fiscal 2003.  The increase ws due to the Company's increased focus on expanding investor awareness of the Company's investment projects and future investment opportunities.  The Company also incurred $26,306 in bad debts from the write-off of a receivable from the direct marketing company.  Wages and benefits were also higher in fiscal 2004 primarily attributable to the hiring of an administration staff since the removal of past management.

Overall the Company had a net loss of $1,650,834 or $0.22 loss per share for the year ended March 31, 2004 compared to net loss of $72,971 or $0.01 loss per share for the year ended March 31, 2003.  The increase in net loss for fiscal 2004 was due to the loss of $1,119,067 incurred from the sale of the Nevada property, whereas in fiscal 2003 the Company generated a gain on land held for resale of $532,122 from the Pemberton property, which reduced net loss substantially.

B.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004 the Company had working capital of $1,201,490 and cash balance of $156,333 compared to a working capital deficiency of $999,839 and cash balance of $185,668 for the fiscal year ended March 31, 2003.  The main reason for the positive working capital at the end of fiscal 2004 was due to cash proceeds received from the sale of the Nevada property and the Pemberton property during the year.  The Company received net proceeds of $2,492,380 from the sale of both properties. $1,417,395 was used to repay loans and mortgages, $281,003 was advanced to a subsidiary for loan repayment and severance payment.  The subsidiary discontinued operations in fiscal 2003.

For the year ended March 31, 2004, the Company had negative cash flow of $751,379 from operating activities compared to $677,367 negative cash outflow from 2003 operating activities.  From an operating standpoint, the Company continues to rely on proceeds from the sale of investments to remedy operating deficiency.  The Company has no plans for any material capital expenditure in the coming year.

Overall the Company had negative outflow of $31,900 for the year.  Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

Estimated

Net Book

Fair Market

Value as at

Value as at

Name of

Date of

Original

March 31,

March 31,

Property

Subsidiary

Acquisition

Cost

2004

2004 *

Lillooet River

345384 BC Ltd.

December1988

$ 175,000

$ 306,867

$  1,200,000

Front

Lillooet Water

371208 BC Ltd.

September 1989

$

225,000

$

0

$

0

Front  **

Cardlock Fuel

345385 BC Ltd.

May 1988

$   60,000

$

0

$

0

Depot ***

Total

$ 235,000

$306,867

$1,200,000

*

Note - values are based on recommended listing price supplied by third party real estate agents.

**

The sale of this 40-acre parcel of land was completed on February 12, 2003 for a total dollar value of $800,000.  The Company registered an easement against this property to gain access to the Company's 133-acre parcel of land on the other side of the Lillooet River.

***

The sale of this 1-1/2 acre cardlock property was completed on October 2, 2003 for a total dollar value of $265,000.

Potential changes in other current assets (Accounts receivable, Inventory, and Prepaid expense and deposits) or current liabilities (Accounts payable, Security deposits, Deferred revenue) are not known at this time or are not considered by management to have a significant impact on the liquidity of the Company.

Long-term assets have decreased by $4,150,397 due to the sale of the Company's land assets in Pharump, Nevada.

Long-term liabilities decreased by $298,234 in fiscal 2004 due to the repayment of the mortgage that was on the Pharump property.

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

On January 15, 2003 the assets of LeaseCorp were sold for $550,000.  The sale proceeds were divided into two payments, one for $500,000 and one for $50,000.  The $500,000 payment was applied wholly to LeaseCorp's indebtedness to Hartford Securities, thereby reducing the loan amount to $250,000.  60 days after closing the remaining $50,000 was divided between the purchaser as to $31,898.68 for lease payments received by LeaseCorp during the 60-day period and $18,101.32 to Hartford Securties, thereby reducing the loan to $231,898.68.  Monthly interest at 12% per annum was being accrued on this loan and the loan was due on March 31, 2004.

The mortgage on the Pahrump property for $349,395 (US$238,040) was due on August 28, 2008. Interest was fixed for that period at 10%. Payments are made monthly for both principal and interest over a ten year term. However, the mortgage payment of US$4,762 per month was due in US dollars, so that the amount recorded in the financial statements could go up or down according to changes in the exchange rate between Canadian and US dollars.

On April 5, 1999 the Company obtained a loan in the amount of $300,000. The loan was due to Hartford Securities Ltd. On April 12, 2001 the loan was increased by $100,000 to a total of $400,000.  On February 22, 2002 the loan was increased by an additional $300,000 bringing the total loan payable to $700,000.  On December 1, 2002 the loan was again increased by an additional $300,000 bringing the total loan payable to Hartford Securities to $1,000,000.  This loan was secured by mortgages on the Company's Pemberton properties and the property in Pahrump, Nevada.  This loan was due and payable by March 31st, 2003 and beared interest at 12% per annum.

Upon completion of the sale of the Company's 40-acre parcel of land held in Pemberton, B.C. by its wholly-owned subsidiary, 371208 BC Ltd., a portion of the above loan in the amount of $300,000 was repaid to Hartford Securities. This leaves an outstanding balance due to Hartford Securities of $700,000 plus interest being accrued at the rate of  12% per annum.

On February 12, 2004 the Company announced the completion of their transaction with respect to the sale of the Pahrump, Nevada property.  A portion of the proceeds of this sale were applied to the Company's and Leasecorp's indebtedness to Hartford Securities thereby paying the loans off in their entirety.  Proceeds from the sale of the property were also used to pay off the mortgage held on the property.

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2004 would be $258,904 compared to $162,451 for the year ended March 31, 2003. These differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP.

Net assets in accordance with Canadian GAAP were $1,609,085 at March 31, 2004 and $5,262,866 at March 31, 2003. Net assets in accordance with US GAAP would be $1,604,171 at March 31, 2004 and $3,663,136 at March 31, 2003. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

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

The Company has decided not to pursue development of the remaining land parcel, however management feels that there are opportunities to sell the land for more than the current book value due to the proximity of Pemberton to Whistler and the granting of the 2010 Winter Olympics to Whistler/Vancouver and will hold the land until a reasonable offer is received.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D.

TREND INFORMATION

Not applicable

ITEM 6.

LEGAL PROCEEDINGS

The company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves a former law firm engaged by the previous management. The firm is claiming legal fees owing of approximately $109,000. The Company has counter sued the law firm claiming it was in breach of the court order prohibiting expenses of this nature. This legal fee has been accrued in the financial statements in full.

The second court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The third court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

The last case involves a former manager of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. The former manager is claiming $101,340 for breach of contract and wrongful dismissal along with $57,500 for commission owing relating to a loan advanced to Venture Pacific LeaseCorp Inc.. Management is of the opinion that both claims are without merit and accordingly no amounts have been recorded in the financial statements.

ITEM 7.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Registrant's Articles. The Company's last annual general meeting was held on September 15, 2004 and the next meeting must be held within 13 months of that date as specified by the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of September 15, 2004, the following persons were directors and executive officers of the Company:

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

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other preson with whom the Company has contracted.  Consulting fees totalling $107,500 were paid during the fiscal year ended March 31, 2004 to directors and officers of the Company for day-to-day management of the Company.  All Management Agreements with previous directors and officers of the Company have been cancelled.

Ronald W. Downey, a former director and officer of the Company, had a contract with the Registrant and was compensated as an executive officer. His contract of employment was effective from March 1, 1998 and was to expire on December 14, 2002 at an annual salary of $150,000. (see Form 6-K, May, 1998 filing). Effective February 1, 2000, the Board of Directors of the Company accepted Mr. Downey's resignation as a director and officer of the Company and all of its subsidiaries. Mr. Downey subsequently commenced an action against the Company in the Supreme Court of British Columbia pursuant to which he alleges wrongful dismissal and claims approximately $479,807 representing the aggregate salary due for the balance of the term of his contract.

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

On February 12, 2004 the mortgage held by Mr. Downey was paid out in full from the proceeds of the sale of the Pahrump property.

No other cash or other compensation was paid to directors or executive officers during fiscal 2004, other than as listed above. There are no other plans in effect pursuant to which cash or non-cash compensation was paid or distributed to directors or executive officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.

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

2004

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

The second plan was approved by the Board on February 24, 2000 and by the shareholder's of the Company on October 3, 2000 (the "2000 Plan").  The 2000 Plan reserved 1,229,144 common shares for issuance pursuant to options granted under the 2000 Plan.  Since the 2000 Plan was established, options to purchase 770,000 common shares have been granted under the 2000 Plan, none of which have been exercised and 770,000 have been cancelled leaving nil options outstanding.

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

Options Outstanding
Granted Outside Option Plans
Options Granted	365,000
Options Cancelled	(350,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
1997 Plan
Plan Maximum	830,565
Options Granted Under Plan	830,000
Options Cancelled	(815,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
2000 Plan
Plan Maximum	1,229,414
Options Granted Under Plan	770,000
Options Cancelled	(770,000)
Options Exercised	0
Options Outstanding	Nil
2002 Plan
Plan Maximum – Pre-Consolidation	2,816,111
Plan Maximum – Post Consolidation (2:1 Basis)	1,408,055
Options Granted Under Plan – Post Consolidation	879,028
Options Exercised	Nil
Options Available for Grant – Post Consolidtion:	529,027

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

The total amount of securities called for by all options held by directors, officers and employees as a group are 879,028.

ITEM 8.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth certain information as of September 20, 2004 concerning the beneficial ownership of the voting securities of the Registrant as to each corporation or person known to the management of the Registrant that is the beneficial owner of more than 10% of the 7,247,712 outstanding shares of the Registrant's Common Shares, and the Registrant's officers and directors as a group. The percentages for each listing are calculated based on the number of outstanding shares.

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

(2)

Information gathered from British Columbia Securities Commission website.

Based on the records of Computershare Trust Company of Canada, the Registrant's registrar and transfer agent, as at September 20, 2004 there were 7,247,712 issued and outstanding Common Shares and 56 registered shareholders of which 755,834 Common shares were held of record by 28 holders located in the United States.

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

ITEM 9.

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

ITEM 10.

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

High

Low

High

Low

2004

0.27

0.10

0.125

0.09

2003

0.50

0.06

0.145

0.05

2002

0.25

0.12

0.13

0.0.85

2001

0.25

0.12

0.13

0.07

2000

0.95

0.12

0.1875

0.09

The following table sets forth, for the quarters in the calendar year indicated, the last two years of high and low reported prices of the Registrant's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Year

Quarter

High

Low

High

Low

2004

4th

0.27

0.14

0.2

0.09

3rd

0.20

0.10

0.1

0.1

2nd

0.16

0.11

0.125

0.1

1st

0.24

0.17

0.122

0.12

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

High

Low

High

Low

August 2004

0.25

0.22

0.151

0.151

July 2004

0.21

0.19

0.151

0.151

June 2004

0.30

0.21

0.151

0.15

May 2004

0.30

0.22

0.16

0.16

April 2004

0.35

0.25

0.16

0.16

March 2004

0.27

0.25

0.2

0.2

February 2004

0.25

0.21

-

-

January 2004

0.25

0.14

0.12

0.09

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

ITEM 11.

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

The Company subsequently obtained new financing for the vehicle leasing loan and refinanced the remaining $750,000 loan with Hartford Securities Ltd.  The loan was secured by a promissory note and collateral mortgage on the land held for resale granted by three subsidiaries of the Company and was guaranteed by the Company at an interest rate of 12% per annum, a 3% reduction over the previous loan interest rate.

On January 15, 2003 the assets of LeaseCorp were sold for $550,000.  The sale proceeds were divided into two payments, one for $500,000 and one for $50,000.  The $500,000 payment was applied wholly to LeaseCorp's indebtedness to Hartford Securities, thereby reducing the loan amount to $250,000.  60 days after closing the remaining $50,000 was divided between the purchaser as to $31,898.68 for lease payments received by LeaseCorp during the 60-day period and $18,101.32 to Hartford Securties, thereby reducing the loan to $231,898.68.  Monthly interest at 12% per annum was being accrued on this loan and the loan was due on March 31, 2004.

On February 12, 2004 the Company announced the completion of their transaction with respect to the sale of the Pahrump, Nevada property.  A portion of the proceeds of this sale were applied to the Company's and Leasecorp's indebtedness to Hartford Securities thereby paying the loans off in their entirety.

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

I.

SUBSIDIARY INFORMATION

Not applicable

ITEM 12.

QUANTITATIVE INFORMATION ABOUT MARKET RISKS

Not applicable

ITEM 13.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 14.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 15.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 16.

RESERVED

ITEM 17.

 RESERVED

PART III

ITEM 18.

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

PACIFIC HARBOUR CAPITAL LTD.

"Thomas J. Pressello"

Date:  September 30, 2004

By:    ___________________________________________

Thomas J. Pressello

President, Chief Executive Officer and Director