Form 20-F/A
PACIFIC HARBOUR CAPITAL LTD
filed 2004-10-28
CIK 936801

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

A.

OPERATING RESULTS

The Company's revenue from continued operations is comprised primarily of investment income.  Revenue from existing resources decreased  this year by $3,118 to $33,250.  The decline was due to the loss of rental income from the sale of the Pemberton land in 2003.  Investment income was generated mainly from royalty and interest income from its investment in the direct marketing company.

There was a $50,097 loss from discontinued operations from the vehicle leasing operations that was discontinued in fiscal 2003. The loss was incurred from interest accrued on an outstanding loan and payment of severance obligations.  The Company expects no further financial impact from discontinued operations.

The Company's general and administrative expenses declined in the year from $595,718 in fiscal 2003 to $454,920 in fiscal 2004, a decline of $140,798 or 23%.  The decrease was mainly attributable to management cost cutting.

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

The last case involves a former manager of the Company's subsidiary, Venture Pacific Vehicle LeaseCorp Inc. The former manager is claiming $101,340 for breach of contract and wrongful dismissal along with $57,500 for commission owing relating to a loan advanced to Venture Pacific LeaseCorp Inc.. Management is of the opinion that both claims are without merit and accordingly no amounts have been recorded in the financial statements.

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

PACIFIC HARBOUR CAPITAL LTD.

"Thomas J. Pressello"

Date:  October, 2004

By:    ___________________________________________

Thomas J. Pressello

President, Chief Executive Officer and Director

EXHIBITS INDEX

EXHIBIT 1

Audited Financial Statements with Auditor's Report as at March 31st, 2004

EXHIBIT 2

Management Discussion & Analysis

EXHIBIT 3

Certifications of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act

EXHIBIT 4

Certifications of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act