Form 20-F
period 2005-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2005-09-29
CIK 936801

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2005

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

7,247,703 Common Shares without par value

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

12

ITEM 6

Legal Proceedings

15

ITEM 7

Directors, Senior Management and Employees

16

ITEM 8

Major Shareholders and Related Party Transactions

19

ITEM 9

Financial Information

20

ITEM 10

The Offer and Listing

20

ITEM 11

Additional Information

22

ITEM 12

Quantitative and Qualitative Disclosures About Market Risk

27

ITEM 13

Description of Securities Other Than Equity Securities

27

PART II

ITEM 14

Defaults, Dividends Arrearages and delinquencies

28

ITEM 15

Material Modifications to the Rights of Securitiy Holders,

Use of Proceeds

28

ITEM 16

Reserved

28

PART III

ITEM 17

Reserved

29

ITEM 18

Financial Statements

29

ITEM 19

Exhibits to Form 20-F Annual Report

29

The information contained in this Annual Report is current at September 20, 2005 except where a different date is specified.

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

See "Item 7 – Directors, Senior Management and Employees"

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable

B. METHOD AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (hereinafter the "Company" or the "Registrant"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2005, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 14 in the Consolidated Financial Statements) that have been audited by Amisano Hanson, Chartered Accountants of Vancouver, Canada as to the five years ended March 31, 2005. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	2005	2004	2003	2002	2001
			(Restated)	(Restated)
(All Canadian Dollars)
Operating Data
Revene(l)	$ 17,063	$ 37,965	$ 1,058,230	$ 3,152,174	$ 2,895,095
Cost of land held for resale	-	-	-	-	-
Cost of townhouse
condominiums for resale	-	-	-	-	-
Cost of convenience store goods
for resale	-	-	(363,561)	(1,984,594)	(1,715,681)
Net Revenue	$ 17,063	$ 37,965	$ 694,669	$ 1,167,580	$ 1,179,414

Administrative expenses	(420,124)	(509,732)	(1,091,061)	(2,653,807)	(2,427,021)
Gain(loss) on investments & Other Items Severence Costs & Other Items	25,415 (80,000)	(1,179,067) -	- 323,421	- (378,401)	- (15,908)

Net Income (loss)	($ 457,646)	($ 1,650,834)	($ 72,971)	($1,864,628)	($1,263,515)

Earnings (loss) per share	($0.06)	($0.22)	($0.01)	($0.28)	(0.18)
Balance Sheet Data Working Capital Total assets (2)	764,758 998,144	1,201,490 1,609,085	(1,299,839) 5,262,866	(1,335,579) 6,286,021	(954,187) 6,477,127
Long term debt	-	-	298,234	1,079,520	424,915
Shareholders' equity	792,310	1,249,956	2,900,790	2,826,452	4,691,080

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

	2005	2004	2003	2002	2001
			(Restated)	(Restated)

Net income (loss) – Canadian GAAP Differences: Other deferred development costs	($ 457,646) -	($ 1,650,834) 1,396,844	($ 72,971) (75,092)	($1,864,628) (78,680)	($1,263,515) (91,105)

Write-down of other deferred Development costs	-	-	-	11,688	11,408
Unrealized gain on trading securities	242,450	-	-	-	-
Capital holding costs Expensed under US GAAP	(5,780)	(4,914)	(14,388)	(11,688)	(11,408)

Net income (loss) – US GAAP	($ 220,976)	($ 258,904)	($ 162,451)	($1,943,308)	($1,354,620)
	2005	2004	2003	2002	2001
			(Restated)	(Restated)

Earnings (loss) per share – US GAAP (l)	($0.03)	($0.03)	($0.02)	($0.30)	($0.22)
Weighted average number of shares Outstanding under US GAAP (1)	7,247,703	7,247,712	6,979,397	6,520,172	6,065,972
Shareholder's equity – Canadian	$792,310	$1,249,956	$2,900,790	$2,826,452	$4,691,080
Stock Based Compensation	(35,600)	(35,600)	-	-	-
Other deferred costs, expensed under US GAAP	-	-	(1,498,334)	(1,423,242)	(1,344,562)
Contributed Surplus	35,600	35,600	-	-	-
Unrealized gain on trading securities	242,450	-	-	-	-
Capitalized holding costs, expensed Under US GAAP	(10,694)	(4,914)	(101,396)	(87,008)	(87,008)
Shareholders' equity – US GAAP	$1,024,006	$1,245,042	$1,301,060	$1,316,202	$3,259,510

(1)

Revenues for all periods disclosed comprised sales revenue of the corporation's interest in PJSJV, land sales, net vehicle lease and sale income, interest and other miscellaneous income. Under US GAAP these amounts would be considered "Other income" rather than "Revenue".   There is no effect on reported net income (loss).

(2)

Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP:  2005 - $ 1,229,900; 2004 - $1,604,171; 2003 - $3,663,136;  2002 - $4,775,771 and  2001 - $5,045,557.

Currency and Exchange Rates

In this Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of August 22, 2005, the exchange rate for conversion to U.S. Dollars was $1.2040 Canadian = $1.00 U.S.  Exchange rates represent the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the calendar year for the past 5 years. Rates quoted are the Canadian Dollar exchange for US $1.00

Year

Period End

Average

High

Low

2005

1.2040

1.2302

1.2703

1.1946

2004

1.3081

1.3531

1.4940

1.2679

2003

1.4716

1.5493

1.6050

1.4584

2002

1.5769

1.5702

1.6190

1.5024

2001

1.5958

1.5490

1.6058

1.4895

On March 31, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.00 U.S. = $1.2094 Canadian.

B. CAPITALIZATION AND INDEBTNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

History of losses and expected losses in the future:

The Corporation reported a loss of $1,263,515 for the year ended March 31, 2001; $1,864,628 for the year ended March 31, 2002; $72,971 for the year ended March 31, 2003; $1,650,834 for the year ended March 31, 2004 and $457,646 for the year ended March 31, 2005. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation cannot predict when it will achieve profitability, and if it does the Corporation may not be able to sustain or increase its profitability.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, principal office is located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries, Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2005 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share.  At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2005 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

B. BUSINESS OVERVIEW

Pacific Harbour Capital Ltd. is/was primarily engaged in the following businesses:

a)

investments; National Direct Response Marketing Canada Inc.

b)

real estate holdings in British Columbia, Canada and Pahrump, Nevada.

c)

used vehicle leasing a well as sale of pre-owned vehicles through Venture Pacific

Vehicle LeaseCorp Inc.;

d)

50% joint venture in gas station and convenience store.

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

On May 11, 2004, the Company and National Direct entered into an agreement whereby the Company agreed to release National Direct from the terms of the investment agreement, including all related agreements, for a total consideration of $240,000 to be paid as follows:

-

$220,000 on signing of the agreement and subsequently paid on June 1, 2004; and

-

$20,000 payable in twelve equal monthly instaments of $1,667

As of June 30, 2004, all financial obligations under the above noted release have been met by National Direct and this matter is now finalized in its entirety.

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

The Company was holding the property as undeveloped while actively searching for a buyer for the property.  In February 2004, the Company finalized a purchase offer of $2,500,000 U.S. for the Pahrump property.  A portion of the proceeds from the sale of the property was used to pay off the secured creditors and all other mortgages held on the property.

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

-

345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 12, 2003.

-

371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.

-

Venture Pacific Development Corporation USA ("VPDC USA") – and its wholly-owned subsidiary VenPac Nevada 1, Inc. ("Venpac Nevada") – This charter has been allowed to lapse.

-

Venture Pacific Capital Corporation ("Capital") – This subsidiary is being allowed to lapse.

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business.

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

On February 12, 2004 the Company announced that their wholly owned U.S. subsidiary, Venpac Nevada I, Inc., had completed their transaction with respect to the sale of the Pahrump, Nevada property.  The land was sold for a total dollar value of $2,500,000 U.S.  Less costs and the pay out of all secured creditors of the Company, the Company received net proceeds of $938,085.29 U.S.

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

On October 2, 2003 the Company announced that the property was sold for a total dollar value of $265,000 Cdn.  A portion of the sales proceeds were used to make a lump sum payment of $50,000 to a secured credit who held a judgement against the Company in the amount of $250,000.

40.5 ACRE SITE - CANADA

In September 1989, the Company, through its wholly owned subsidiary, 371208 B.C. Ltd., acquired an interest in 40.5 acres of bare land located in Pemberton for a purchase price of $225,000. The property is part of an Agricultural Land Reserve and as such was not immediately available for development. "Agricultural Land Reserves" were established by government legislation in April 1973 to preserve agricultural lands for present and future use and to protect them from encroachment of non-farm uses and subdivisions. Such designation greatly limits development potential of certain lands, but does permit one dwelling unit per 10 acres.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2005 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

-

345384 B.C. Ltd. ("345384")

-

345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 12, 2003.

-

371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.

-

Venture Pacific Development Corporation USA ("VPDC USA") – and its wholly-owned subsidiary VenPac Nevada I, Inc. ("Venpac Nevada") – This charter has been allowed to lapse.

-

Venture Pacific Capital Corporation ("Capital") – This subsidiary is being allowed to lapse

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), but where application of Canadian GAAP results in differences with financial statements prepared in accordance with United States generally accepted accounting principles ("'US GAAP"), these differences have been disclosed in Item 3A.

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2005 (fiscal 2005) with comparison to the prior year ended March 31, 2004 (fiscal 2004).

A.

OPERATING RESULTS

The Company’s revenue from continued operations is comprised primarily of investment income.  Revenue from existing resources decreased  this year by $16,187 to $17,063.  The decline was due to the loss of royalty and interest income from its investment in the direct marketing company.

The Company’s general and administrative expenses declined in the year from $505,196 in fiscal 2004 to $420,124 in fiscal 2005, a decline of $85,072 or 17%.  The decrease was mainly attributable to management cost cutting.

As part of management cost cutting measures, the Company received $57,500 from affiliated companies for rent and administrative recovery for use of the Company's office facility and services of administrative staff compared to $24,000 recovery in fiscal 2004.

Other expenses such as audit fees, filing fees, transfer agent fees, promotion and wages were also lower in the year refelcting management's commitment to reduce expenses.

Offsetting the decreases above, legal and profession fees increased significantly to $138,687 compared to $24, 176 in fiscal 2004.  The increase was mainly attributable to legal fees incurred in connection with lawsuits with former management and with a former manager of the Company's subsidiary.

In fiscal 2005, the Company paid $78,000 management fee to a company controlled by a director and officer of the Company for management services and $11,640 consulting fee to a director for service in connection with business development.  In addition, the Company paid $3,012 to a law firm whose partner is a director of the Company.

During the last fiscal year, interest expenses decreased to $nil in fiscal 2005 versus $85,511 in fiscal 2004.   since all debts were repaid during fiscal 2004.  Rent and utilities had a decrease from  $70,807 to $69,951 while corporate admin fees remained the same at $26,983 during fiscal 2004 and $26,720 during fiscal 2005.

Promotion and marketing expenses decreased significantly to $6,130 compared to $28,780 in fiscal 2004.  Bad debts decreased to $nil during fiscal 2005 from $26,306 during fiscal 2004 from the write-off of a receivable from the direct marketing company.  Wages and benefits decreased from $86,150 during fiscal 2004 to $63,167 during fiscal 2005.

Overall the Company reported a net loss of  $457,646 or $0.06 loss per share for the year ended March 31, 2005 compared to net loss of $1,650,834 or $0.22 loss per share for the year ended March 31, 2004.

B.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005 working capital decreased by $436,732 to $764,578.   The decrease was attributable to operting loss from operations in fiscal 2005.

For the year ended March 31, 2005, the Company had negative cash flow of $632,135 from operating activities compared to $751,379 negative cash outflow from 2004 operating activities.  From an operating standpoint, the Company continues to rely on proceeds from the sale of investments or property to remedy operating deficiency.  The Company has no plans for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2005.  In comparison the Company repaid loans and mortages in fiscal 2004 resulting in cash outflow of $1,417,395 from financing activities.

In fiscal 2005, the Company invested $295,101 in marketable securities and received proceeds of $1,075,336 from promissory note receivable and $43,522 from the sale of marketable securites.  The Company also received $18,928 from amounts due from a related company.

Overall the Company had positive cash inflow of $204,771 for the year.  Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

Estimated

Net Book

Fair Market

Value as at

Value as at

Name of

Date of

Original

March 31,

March 31,

Property

Subsidiary

Acquisition

Cost

2005

2005 *

Lillooet River

345384 BC Ltd.

December1988

$ 175,000

$ 312,646

$  1,200,000

Front

Lillooet Water

371208 BC Ltd.

September 1989

$

225,000

$

0

$

0

Front  **

Cardlock Fuel

345385 BC Ltd.

May 1988

$   60,000

$

0

$

0

Depot ***

Total

$ 235,000

$312,646

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

Long-term assets decreased in fiscal 2004 by $4,150,397 due to the sale of the Company's land assets in Pharump, Nevada.

Long-term liabilities decreased in fiscal 2004 by $298,234 due to the repayment of the mortgage that was on the Pharump property.

Venture Pacific Vehicle LeaseCorp's loan of $1,000,000  was secured by a pledge of assets (land) held by three other subsidiaries of the Company (345384 B.C. Ltd., 345385 B.C. Ltd., and 371208 B.C. Ltd.) and the Company's land holdings in Pahrump, Nevada. This loan was subsequently refinanced and LeaseCorp entered into a new loan agreement with Hartford Securities Ltd. ("Hartford") in the amount of $750,000. Hartford is owned wholly or partially by Arthur Clemiss and is located in Grand Cayman, British West Indies.  This loan was also secured by the vehicle inventory held by Venture Pacific Vehicle LeaseCorp.

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

Upon completion of the sale of the Company's 40-acre parcel of land held in Pemberton, B.C. by its wholly-owned subsidiary, 371208 BC Ltd., a portion of the above loan in the amount of $300,000 was repaid to Hartford Securities. This left an outstanding balance due to Hartford Securities of $700,000 plus interest being accrued at the rate of  12% per annum.

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

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2005 would be $220,976 compared to $258,904 for the year endedMarch 31, 2004. The differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP.

Net assets in accordance with Canadian GAAP were $998,144 at March 31, 2005 and $1,609,085 at March 31, 2004. Net assets in accordance with US GAAP would be $1,229,900 at March 31, 2005 and $1,604,171 at March 31, 2004. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

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

The first court case involved a former law firm engaged by the previous management. The law firm was claiming legal fees owing of approximately $109,000. The Company counter sued claiming the law firm was in breach of the court order prohibiting expenses of this nature. The parties involved reached a settlement prior to attending court and on March 8, 2005 a Mutual Release was signed by both parties  and the payment of $35,000 by Pacific Harbour Capital Ltd.

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

The last case involved a former manager of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. The former manager was claiming $101,340 for breach of contract and wrongful dismissal along with $57,500 for a finders fee relating to a loan advanced to Venture Pacific LeaseCorp Inc.  This case was settled in October 2004 and the Company paid out $80,000.

ITEM 7.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Registrant's Articles. The Company's last annual general meeting was held on September 13, 2005 and the next meeting must be held within 13 months of that date as specified by the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of September 13, 2005, the following persons were directors and executive officers of the Company:

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

Michael Reynolds – was appointed to the Board of Directors on July 26, 2005. Mr. Reynolds is an investment advisor having spent 1986 to January 2005 with Canaccord Capital.

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

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other preson with whom the Company has contracted.  Consulting fees totalling $78,000 were paid during the fiscal year ended March 31, 2005 to a director and officer of the Company for day-to-day management of the Company.  All Management Agreements with previous directors and officers of the Company have been cancelled.

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

No other cash or other compensation was paid to directors or executive officers during fiscal 2005, other than as listed above. There are no other plans in effect pursuant to which cash or non-cash compensation was paid or distributed to directors or executive officers during the most recently completed fiscal year or is proposed to be paid or distributed in a subsequent year.

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

The Company has an Audit Committee of which Thomas Pressello, James Heppell and Michael Reynolds  are members.

D.

EMPLOYEES

The Company currently employs one full time employee and two part-time employees. All employees are located at the Company's offices in Vancouver, B.C. Canada. Management elected not to replace staff as they vacated their positions and would instead pay consulting fees as required in an effort to reduce administrative expenses.

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

     2005

     Years

Thomas Pressello

December 14, 2001

200,500

Businessman; Chief

Chief Executive Officer,

Executive Officer &

President & Director;

President of the Company.

Member of the Audit

Business Consultant (1994

Committee

to present) advising on

structuring several financial

transactions in mining, real

estate and other sectors.

Michael Reynolds

July 26, 2005

707,000

Businessman;

Director

Director of the Company.

Member of the Audit

Investment Advisor with

Committee

Canaccord Capital from

1986 to January 2005

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

Options Outstanding
Granted Outside Option Plans
Options Granted	365,000
Options Cancelled	(350,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
1997 Plan
Plan Maximum	830,565
Options Granted Under Plan	830,000
Options Cancelled	(815,000)
Options Exercised	(15,000)
Options Outstanding:	Nil
2000 Plan
Plan Maximum	1,229,414
Options Granted Under Plan	770,000
Options Cancelled	(770,000)
Options Exercised	0
Options Outstanding	Nil
2002 Plan
Plan Maximum – Pre-Consolidation	2,816,111
Plan Maximum – Post Consolidation (2:1 Basis)	1,408,055
Options Granted Under Plan – Post Consolidation	879,028
Options Exercised Options Cancelled	Nil 352,014
Options Available for Grant – Post Consolidtion:	881,041

ITEM 8.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth certain information as of September 20, 2004 concerning the beneficial ownership of the voting securities of the Registrant as to each corporation or person known to the management of the Registrant that is the beneficial owner of more than 10% of the 7,247,703 outstanding shares of the Registrant's Common Shares, and the Registrant's officers and directors as a group. The percentages for each listing are calculated based on the number of outstanding shares.

NUMBER OF SHARES

NAME AND ADDRESS

AT AUGUST 14, 2003

PERCENTAGE

Arthur Clemiss

1,232,327(1)

17.0%

Soverign Club Villa #11

607 West Bay Road

Cayman Islands,

Officers and Directors of the

907,500(2)

12.52%

Registrant as a Group (3 persons)

(1)

Mr. Clemiss is a Canadian citizen, but a permanent resident of Grand Cayman.

(2)

Information gathered from British Columbia Securities Commission website.

Based on the records of Computershare Trust Company of Canada, the Registrant's registrar and transfer agent, as at September 14, 2005 there were 7,247,703 issued and outstanding Common Shares and 25 registered shareholders of which 748,001 Common shares were held of record by 13 holders located in the United States.

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

ITEM 9.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to the Corporation's Consolidated Financial Statements as at March 31, 2005 filed on Edgar on July 29, 2005.

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

2005

0.35

0.155

0.225

0.125

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

High

Low

High

Low

2005

4th

0.25

0.155

0.17

0.15

3rd

0.21

0.155

0.225

0.125

2nd

0.25

0.17

0.151

0.151

1st

0.35

0.21

0.16

0.15

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

High

Low

High

Low

March 2005

0.24

0.205

0.00

0.00

February 2005

0.25

0.17

0.17

0.15

January 2005

0.21

0.155

0.00

0.00

December 2004

0.21

0.155

0.125

0.125

November 2004

0.21

0.175

0.155

0.125

October 2004

0.185

0.17

0.225

0.144

September 2004

0.17

0.17

0.00

0.00

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

The rights and restrictions attached to the Preferred Shares will allow the directors to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series.

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

The British Columbia Business Corporations Act (the "Act") came into force in British Columbia on March 29, 2004 and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force.  The Company filed the Transition Application/Notice of Articles with the Registrar of Companies on April 27, 2004 and the Articles were amended to the extent necesssary to ensure compliance with s.438(3) of the Act.

C.

MATERIAL CONTRACTS

On March 30, 1999 the Company obtained a loan in the amount of $300,000. The loan was due to Hartford Securities Ltd. ("Hartford") located in Grand Cayman, British West Indies. Subsequent to March 31, 2001 this loan was renegotiated on April 12, 2001 and the principal amount was increased to $400,000 at a rate of interest of 16% per annurn and extended to March 31, 2004.  On February 22, 2002 this loan was increased by $300,000 bringing the total principal amount to $700,000 and reducing the interest rate to 12% per annum, a 4% interest rate reduction.   On December 1st, 2002 this loan was increased by an addition $300,000 bridge loan bringing the total principal owned to Hartford to $1,000,000.  In January 2003, upon completion of the sale of the Company's 40-acre parcel of land held in Pemberton, B.C. by its wholly-owned subsidiary, 371208 BC Ltd., a portion of the above loan in the amount of $300,000 was repaid to Hartford Securities. This left an outstanding balance due to Hartford Securities by Pacific Harbour Capital Ltd. of $700,000 plus interest being accrued at the rate of  12% per annum.

Venture Pacific Vehicle LeaseCorp arranged mortgage-backed debt financing in an amount totaling $575,000 which the Company had guaranteed repayment of, and had caused a first and second mortgage to be granted over the three parcels of land located in Pemberton, British Columbia (see Item 2. Description of Property). Subsequent to March 31, 2001, the Company renegotiated the terms of these loans payable by the extension of repayment to August 10, 2003 at 14% per annum in the first year and 15% per annum in the second year. An additional $425,000 was advanced bringing the loan balance to $1,000,000 (a lump sum payment of $250,000 was subsequently made).

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 15.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 16.

RESERVED

PART III

ITEM 17.

 FINANCIAL STATEMENTS

The Corporation's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Corporation, conforms in all material respects for the periods presented with the United States GAAP, except as discussed in the notes to the financial statements. The audit report of Amisano Hanson, Independent Chartered Accountants for the audited financial statements and notes thereto, have been previously filed on Edgar on July 29th, 2005 and should be read in conjunction with this Form 20-F.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS TO FORM 20-F ANNUAL REPORT

Extract of Resolution re Amendment to Articles of the Company

Amended Articles of the Company

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

“Thomas Pressello”

Date:  September 28, 2005

By:

Thomas J. Pressello

President, Chief Executive Officer and Director