Form 20-F
period 2006-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2006-09-20
CIK 936801

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR  15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

For the transition period from_______________to_________________

Commission file number: 2-27608

PACIFIC HARBOUR CAPITAL LTD.
(Exact name of Company as specified in its charter)

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
NONE
(Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report date:  March 31, 2006  7,247,703 Common Shares without par value

Indicate by check mark if the Company is a well-known searsoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]

No [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [  ]

Indicated by check mark whether the Company is a large accelerated filer, an accelerated files, or a non-accelerated files.

Large accelerated filer [   ]

Accelerated filer

[

]

Non-accelerated filer

[X]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [X]

Item 18

[

]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

[

]

No

[X]

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty.  When used in this Annual Report, the words “estimate,” “project,” “intend,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading  “Risk Factors”.

TABLE OF CONTENTS

PART I

ITEM 1

Identity of Directors, Senior Management and Advisors

5

ITEM 2

Offer Statistics and Expected Timetable

5

ITEM 3

Key Information

6

ITEM 4

Information on the Company

10

ITEM 5

Operating and Financial Review and Prospects

15

ITEM 6

Directors, Senior Management and Employees

19

ITEM 7

Major Shareholders and Related Party Transactions

24

ITEM 8

Financial Information

26

ITEM 9

The Offer and Listing

27

ITEM 10

Additional Information

29

ITEM 11

Quantitative and Qualitative Disclosures About Market Risk

35

ITEM 12

Description of Securities Other Than Equity Securities

35

PART II

ITEM 13

Defaults, Dividends Arrearages and delinquencies

35

ITEM 14

Material Modifications to the Rights of Securitiy Holders,

Use of Proceeds

35

ITEM 15

Controls & Procedures

35

ITEM 16

Reserved

35

PART III

ITEM 17

Financial Statements

37

ITEM 18

Financial Statements

37

ITEM 19

Exhibits to Form 20-F Annual Report

38

Signatures

39

Financial Statements

42

Code of Ethics

68

Certifications

72

The information contained in this Annual Report is current at August 29, 2006 except where a different date is specified.

Enforcement of Legal Remedies

Certain officers, directors and persons involved with the Company as professional advisors are resident in Canada. As a result, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by any court of the United States which is predicated on civil liabilities under the Securities Exchange Act of 1934, as amended (the "Exchange Act'). The Company's Canadian counsel has advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the Exchange Act or the rules and regulations promulgated thereunder.

Forward Looking Statements

This Annual Report contains forward-looking statements based on the Company's current expectations about the Company and its industry. These forward-looking statements can be identified within text containing words such as "expect", "anticipate", "estimate" and other similar expressions. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors as discussed in Item 3: Key Information and elsewhere in this report. The Company undertakes no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

B. METHOD AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

In Canadian Dollars Unless Otherwise Indicated

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (hereinafter the "Company" or the "Company"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2006, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 13 in the Consolidated Financial Statements) that have been audited by Amisano Hanson, Chartered Accountants of Vancouver, Canada as to the five years ended March 31, 2006. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	2006	2005	2004	2003	2002
				(Restated)	(Restated)
(All Canadian Dollars)
Operating Data
Revene (1)	$ 221,638	$ 37,614	$ 37,965	$ 1,058,230	$ 3,152,174
Cost of land held for resale	-	-	-	-	-
Cost of townhouse
condominiums for resale	-	-	-	-	-
Cost of convenience store goods
for resale	-	-	-	(363,561)	(1,984,594)
Net Revenue	$ 221,638	$ 37,614	$ 37,965	$ 694,669	$ 1,167,580

Administrative expenses	(357,884)	(420,124)	(509,732)	(1,091,061)	(2,653,807)
Gain(loss) on investments & Other Items Severence Costs & Other Items	36,881 -	4,864 (80,000)	(1,179,067) -	- 323,421	- (378,401)

Net Income (loss)	($ 99,365)	($ 457,646)	($ 1,650,834)	($ 72,971)	($1,864,628)

Earnings (loss) per share	($0.02)	($0.06)	($0.22)	($0.01)	($0.28)
Balance Sheet Data Working Capital Total assets (2)	742,997 934,996	764,758 998,144	1,201,490 1,609,085	(1,299,839) 5,262,866	(1,335,579) 6,286,021
Long term debt	-	-	-	298,234	1,079,520
Shareholders' equity	761,538	792,310	1,249,956	2,900,790	2,826,452

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

	2006	2005	2004	2003	2002
				(Restated)	(Restated)

Net income (loss) – Canadian GAAP Differences: Other deferred development costs	($ 99,365) -	($ 457,646) -	($ 1,650,834) 1,396,844	($ 72,971) (75,092)	($1,864,628) (78,680)

Write-down of other deferred Development costs	-	-	-	-	11,688
Unrealized gain (loss) on trading securities	(102,749)	242,450	-	-	-

Capital holding costs Expensed under US GAAP	(4,959)	(5,780)	(4,914)	(14,388)	(11,688)

Net income (loss) – US GAAP	($ 207,073)	($ 220,976)	($ 258,904)	($ 162,451)	($1,943,308)
	2006	2005	2004	2003	2002
				(Restated)	(Restated)

Earnings (loss) per share – US GAAP (1)	($0.03)	($0.03)	($0.03)	($0.02)	($0.30)
Weighted average number of shares Outstanding under US GAAP	7,247,703	7,247,703	7,247,703	6,979,397	6,520,172
Shareholder's equity – Canadian	$761,538	$792,310	$1,249,956	$2,900,790	$2,826,452
Stock Based Compensation	(35,600)	(35,600)	(35,600)	-	-
Other deferred costs, expensed under US GAAP	-	-	-	(1,498,334)	(1,423,242)
Contributed Surplus	35,600	35,600	35,600	-	-
Unrealized gain on trading securities	139,701	242,450	-	-	-
Capitalized holding costs, expensed Under US GAAP	(15,653)	(10,694)	(4,914)	(101,396)	(87,008)
Shareholders' equity – US GAAP	$885,586	$1,024,066	$1,245,042	$1,301,060	$1,316,202

(1)

Revenues for all periods disclosed comprised sales revenue of the corporation's interest in PJSJV, land sales, net vehicle lease and sale income, interest and other miscellaneous income. Under US GAAP these amounts would be considered "Other income" rather than "Revenue".   There is no effect on reported net income (loss).

(2)

Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP:  2006 - $1,059,044; 2005 - $ 1,229,900; 2004 - $1,604,171; 2003 - $3,663,136 and  2002 - $4,775,771 .

Currency and Exchange Rates

In this Annual Report on Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of August 29, 2006, the exchange, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1110.

The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the calendar year for the past 5 years. Rates quoted are the Canadian Dollar exchange for US $1.00

Year

Period End

Average

High

Low

2006

1.1087

1.1345

1.1796

1.0926

2005

1.2040

1.2302

1.2703

1.1946

2004

1.3081

1.3531

1.4940

1.2679

2003

1.4716

1.5493

1.6050

1.4584

2002

1.5769

1.5702

1.6190

1.5024

On March 31, 2006 the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.00 U.S. = $1.1670 Canadian.

B. CAPITALIZATION AND INDEBTNESS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

D. RISK FACTORS

History of losses and expected losses in the future:

The Corporation reported a loss of $1,864,628 for the year ended March 31, 2002; $72,971 for the year ended March 31, 2003; $1,650,834 for the year ended March 31, 2004; $457,646 for the year ended March 31, 2005 and $99,365 for the year ended March 31, 2006. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation cannot predict when it will achieve profitability, and if it does the Corporation may not be able to sustain or increase its profitability.

Availability of capital:

The Corporation may not have sufficient capital to fund its operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Corporation's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. The Corporation may also require additional capital to develop its property and existing business or to acquire or invest in complimentary business or products. If the Corporation issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Corporation will be reduced.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, principal office is located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries, Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2006 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share.  At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2006 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

All Common Shares of the Company rank equally as to dividends, voting rights and participation in assets. The Company's dividend policy is determined by the Board of Directors and to date, the Company has neither declared nor paid any dividends on its Common Shares nor does the Company anticipate that dividends will be paid in the foreseeable future.  Rather, it intends to apply earnings to the expansion and development of its business.

The Company became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Company's listing on the TSX-VE is as a Tier 1 Company trading under the symbol "PCF". The Company’s common shares had previously been listed on the OTC Bulletin Board and traded under the symbol “PCFHF”.   The  Company is in the process of having the common shares relisted on the OTC Bulletin Board and acticipate this should be completed relatively soon.  The Company shares still trade on the pink sheets under the same symbol.

The Company has furnished its shareholders with annual reports containing audited financial statements and quarterly or other interim reports containing financial and other information to the extent required by the British Columbia Company Act, the TSX-VE and the British Columbia Securities Commission ("BCSC"), and/or other applicable authorities and has provided the reports required by the U.S. Securities Exchange Act of 1934 ("1934 Act"). The Company is subject to the information and reporting requirements under the British Columbia Company Act and has filed periodic reports, proxy materials and other reports with the Executive Director under the British Columbia Securities Act and with the TSX-VE. Such reports can be inspected and copied, at the expense of the person requesting the report, at the TSX-VE offices at 10" Floor - 300 5th Ave. SW , Calgary, Alta, T2P 3C4 and at the offices of the BCSC Executive Director at 9th Floor - 701 W. Georgia St., Vancouver, BC, V7Y IL2, at prescribed rates.

The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC") under the 1934 Act. Such reports, proxy statements and other information can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.  Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Companys that file electronically with the Commission.

Upon request, the Company will provide copies of such materials on file at the SEC, the TSX-VE, and the BCSC to shareholders who do not have ready access to them. Requests should be made in writing to: Pacific Harbour Capital Ltd., at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

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

PROVINCE OF BRITISH COLUMBIA, CANADA

The Company has a fee simple interest in a real estate property in Pemberton, British Columbia. Specific information regarding this property and its stage of development and operations is set forth under "Item 4.D - Plant, properties and equipment." The Company holds its real estate interest through a wholly owned subsidiary. The Company is currently reviewing its opportunities with respect to this land holding as the awarding of the Whistler/Vancouver 2010 Olympics has generated substantial interest in the area to kick-start a major-development in the area

c)

VEHICLE LEASING AND SALES

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

-

Venture Pacific Capital Corporation ("Capital") – This subsidiary is being allowed to lapse.

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business.

D.

PLANT, PROPERTIES AND EQUIPMENT

PAHRUMP, NEVADA - USA

The Company's real estate holdings in the United States consisted of an 18.4 acre parcel of land in Pahrump, Nevada. The first purchase of 12.86 acres and a 0.23 acre well site in 1997 was augmented with the purchase of 5.31 acres adjoining the property on August 28, 1998. The 18.4 acre site is located on the east side of Highway 160, just north of Basin Road to Lockspur Road, in the town of Pahrump. The township of Pahrump has a population of approximately 30,000 residents and is located approximately 60 miles northwest of Las Vegas. It is unincorporated and there are no zoning by-laws or restrictions on the property.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2006 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

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

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2006 (fiscal 2006) with comparison to the prior year ended March 31, 2005 (fiscal 2005).

A.

OPERATING RESULTS

The Company’s revenue consisted mainly of interest income and gain on the sale of marketable securities.  Revenue from existing resources increased this year by $184,024 to $221.638.  The increase was primarly due to a gain realized from the sale of marketable securities.

The Company’s general and administrative expenses declined in the year from $420,124 in fiscal 2005 to $357,884 in fiscal 2006, a decline of $62,240 or 15%.  The decrease was mainly attributable to reductions in consulting and management fees.

As part of management’s cost saving measures, the Company received $45,933 in fees from a related company that has a director and officer in common.  Fees were received for shared office facilities and administration staff.

The Company realized a decrease in legal and professional fees during fiscal 2006 from $138,687 in fiscal 2005 to $13,040 in fiscal 2006.  Legal expenses in 2005 were higher than usual and this was associated with several lawsuits.

In fiscal 2006, the Company paid $44,250 in management fees to a company controlled by a director and officer of the Company for management services and $2,077 to a law firm whose partner is a director of the Company.

During the last fiscal year, corporate administration fees decreased from $26,720 in fiscal 2005 to $24,682 in fiscal 2006.  During this same period wages and benefits increased from $63,167 in fiscal 2005 to $96,977 in fiscal 2006 due to the addition of part-time administrative staff.

Overall the Company reported a net loss of  $99,365 or $0.01 loss per share for the year ended March 31, 2006 compared to net loss of $457,646 or $0.06 loss per share for the year ended March 31, 2005.

B.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006 working capital decreased by $21,581 from $764,578 at March 31, 2005 to $742,997 as at March 31, 2006.   The decrease was attributable to operting loss from operations in fiscal 2006.

For the year ended March 31, 2006, the Company had negative cash flow of $269,476 from operating activities compared to $632,135 negative cash outflow from 2005 operating activities.  From an operating standpoint, the Company continues to rely on proceeds from the sale of investments or property to remedy operating deficiency.  The Company has no plans for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2006.

In fiscal 2006, the Company invested $30,000 in marketable securities and received proceeds of $367,163 from the sale of marketable securites.  Overall net proceeds from investing activities were $338,721.

The Company generated positive net cash inflow of $69,245 for the year.  Depending on future growth and investment activities, the Company may obtain equity to support acquisition or investment activities.

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2006 would be $207,073 compared to $220,976 for the year ended March 31, 2005. The differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP.

Net assets in accordance with Canadian GAAP were $934,996 at March 31, 2006 compared to $998,144 at March 31, 2005. Net assets in accordance with US GAAP would be $1,059,044 at March 31, 2006 and $1,229,900 at March 31, 2005. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

Potential changes in other current assets (Accounts receivable, Inventory, and Prepaid expense and deposits) or current liabilities (Accounts payable, Security deposits, Deferred revenue) are not known at this time or are not considered by management to have a significant impact on the liquidity of the Company.

Property	Name of Subsidiary	Date of Acquisition	Original Cost	Net Book Value as at March 31, 2006	Estimated Fair Market Value as at March 31, 2006*

Lillooet River Front	345384 BC Ltd	December1988	$175,000	$317,605	$895,000
Lillooet River Front	371208 BC Ltd	September 1989	$225,000	$0	$0
Cardlock Fuel Depot. ***	345385 BC Ltd	May 1988	$60,000	$0	$0
Total				$317,605	$895,000

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

Venture Pacific Vehicle LeaseCorp's loan of $1,000,000  was secured by a pledge of assets (land) held by three other subsidiaries of the Company (345384 B.C. Ltd., 345385 B.C. Ltd., and 371208 B.C. Ltd.) and the Company's land holdings in Pahrump, Nevada. This loan was subsequently refinanced and LeaseCorp entered into a new loan agreement with Hartford Securities Ltd. ("Hartford") in the amount of $750,000. Hartford was owned wholly or partially by Arthur Clemiss and was located in Grand Cayman, British West Indies.  This loan was also secured by the vehicle inventory held by Venture Pacific Vehicle LeaseCorp.

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

The mortgage on the Pahrump property for $349,395 (US$238,040) was due on August 28, 2008. Interest was fixed for that period at 10%. Payments were made monthly for both principal and interest over a ten year term. However, the mortgage payment of US$4,762 per month was due in US dollars, so that the amount recorded in the financial statements could go up or down according to changes in the exchange rate between Canadian and US dollars.

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

On February 12, 2004 the Company announced the completion of their transaction with respect to the sale of the Pahrump, Nevada property.  A portion of the proceeds of this sale were applied to the Company's and Leasecorp's indebtedness to Hartford Securities thereby repaying the loans in their entirety.  Proceeds from the sale of the property were also used to pay off the mortgage held on the property.

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

The Company has decided not to currently pursue development of the remaining land parcel.  However, management feels that there are opportunities to sell the land for more than the current book value due to the proximity of the Pemberton area to Whistler and the granting of the 2010 Winter Olympics to Whistler/Vancouver and will hold the land until a reasonable offer is received.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

This is not applicable to the Company.

D.

TREND INFORMATION

This is not applicable to the Company.

E.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractural obligations of the type required to be disclosed in this section.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Company's Articles. The Company's last annual general meeting was held on August 28, 2006 and the next meeting must be held within 13 months of that date as specified by the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of September 18, 2006, the following persons were directors and executive officers of the Company:

NAME

AGE

POSITION

DATE OF APPOINTMENT

Thomas Pressello

37

Director

December 12, 2001

Chief Executive Officer

and President

March 5, 2002

Michael Reynolds

42

Director

July 26, 2005

David Raffa

49

Director

December 7, 2005

Secretary

March 21, 2002

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

David J. Raffa – was appointed as Secretary of the Company on March 21, 2002 and appointed to the Board of Directors on December 7, 2005 .  Mr. Raffa is one of the founders, COO and Fund Manager of BC Advantage Funds (VCC) Ltd. and is a member of the Board of the BC Technology Industries Association and has been an advisor to both the B.C. Securities Commission and the TSX Venture Exchange in repect of issues material to the technology industry.  Mr. Raff is a lawyer previously with the law firm Catalyst Corporate Finance Lawyers.

B.

COMPENSATION

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the TSX Venture Exchange.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its executive officers.  The following reflects all material information regarding compensation to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has one executive officer:  Thomas Pressello, President and Chief Executive Officer (the “Named Executive Officers”).

The following table provides a summary of compensation paid to the Named Executive Officer for each of the company’s three most recently completed fiscal years.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$44,250(4) $78,000(4) $107,500(4)	Nil Nil 352,014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd and Equation Capital Consulting Ltd., ,  private B.C. companies controlled by Thomas Pressello.

No new stock options were granted to the Named Executive Officer of the Company during the fiscal year ended March 31, 2006.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended March 31, 2006.

Aggregated Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets out forth details of all exercises of stock options during the most recently completed fiscal year by the Named Executive Officer and the number of unexercised options held by the Named Executive Officer.  During this period, no outstanding SAR's were held by the Named Executive Officer.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014	$161,926.44

1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The closing price of the common shares as at March 31, 2006 was $0.70 per share.

Pension Plan

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX-VE.

Options Grants During The Most Recently Completed Fiscal Year

The following table sets out information with respect to options granted during the fiscal year ended March 31, 2006 to directors of the Company (other than the Named Executive Officer):

Group	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors (excluding Named Executive Officers) of the Company as a group	477,014	$0.24	$114,483.36	December 7, 2010

The following table sets out details of all exercises of stock options during the most recently completed fiscal year by directors who are not Named Executive Officers and the fiscal year-end value of unexercised options on a aggregate basis

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
Michael Reynolds	Nil	Nil	352,014	$161,926.44
David Raffa	Nil	Nil	150,000	$ 69,000.00

1)  Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)  In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The closing price of the common shares as at March 31, 2006 was $0.70 per share.

There were no repricings of stock options held by directors of the Company during the fiscal year ended March 31, 2006.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at the end of the most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	979,028	$0.24	429,027
Equity compensation plans not approved by shareholders	Nil	Nil	N/A
Total	979,028	$0.24	429,027

C.

BOARD PRACTICES

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then.  Thomas Pressello has been a director of the Company since December 14, 2001 and President and Chief Executive Officer of the Company since April 3, 2002; Michael Reynolds has been a director of the Company since July 26, 2005 and David Raffa has been a director of the Company since December 7, 2005 and Secretary of the Company since April 3, 2002.  The Company has no arrangement to provide benefits to directors upon termination of employment.

The Audit Committee of the Compay consists of the Company’s entire Board of Directors, Thomas Pressello, David Raffa  and Michael Reynolds.  The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the internal accountants; and the adequacy of the Company's accounting, financial and operations controls, refine and amend them to complywith public company disclosure as necessary.

D.

EMPLOYEES

During fiscal 2006 and 2005, the Company employed one full time employee and two part-time employees, two employees worked in administration roles and one worked in accounting. During fiscal 2004, the Company employed one full time employee in an administration role and one part-time employee in accounting.  All employees are located at the Company's offices in Vancouver, B.C. Canada.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at August 29, 2006	Number of Options or Warrants Outstanding at August 29, 2006	Beneficial Percentage Ownership (1)	Exercise Price	Expiry Date

Thomas Pressello	200,250	352,014	7.62%	$0.24	Dec. 13, 2007

Michael Reynolds	708,000	352,014	14.63%	$0.24	Dec. 7, 2010

David Raffa	Nil	25,000	2.07%	$0.24	Dec. 13, 2007
		125,000		$0.24	Dec. 7, 2010

(1)   This table has been prepared based on 7,247,703 Common Shares outstanding as of September 18, 2006

The Company adopted a stock option plan, approved by the Board of Directors on August 15, 2002 and by the shareholders of the Company on September 19, 2002 (the "2002 Plan") under which the maximum number of common shares reserved for issuance pursuant to the grant of stock options is 2,816,111.  Subsequent to the adoption of the 2002 Plan, the shares were consolidated on a 2:1 basis and the stock option plan was consolidated by the same ratio. This is approximately 20% of the current issued and outstanding shares.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons. The percentages for each listing are calculated based on the number of outstanding common shares of 7,247,703.

NUMBER OF SHARES

NAME AND ADDRESS

AT AUGUST 29, 2006

PERCENTAGE

Marion Clemiss

1,582,120

21.83%

#503 – 100 Park Royal

West Vancouver, B.C.

V7T 1A2

Michael Reynolds

708,000

9.77%

#1502 – 543 Granville Street

Vancouver, B.C.

V6C 1X8

Based on the records of Computershare Trust Company of Canada, the Company's registrar and transfer agent, as at August 29, 2006 there were 7,247,703 issued and outstanding Common Shares and 19 registered shareholders of which 748,001 Common shares were held of record by 11 holders located in the United States.

The Company is not directly or indirectly owned or controlled by any person, corporation or foreign government.

The Company is unaware of any arrangements which may occur in the future to result in a change of control of the Company.

B.

RELATED PARTY TRANSACTIONS

There were no material transactions in the fiscal year ended March 31, 2006, or proposed material transactions between the Company or any of its subsidiaries and:

a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company;

b)

associates;

c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual’s familities;

e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

INTERESTS OF EXPERTS AND COUNSEL

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended March 31, 2006 audited by Amisano Hanson, an independent auditor.  Included in these statements are the Audit Report dated June 20, 2006, Balance Sheets as at March 31, 2006 and 2005, Consolidated Statements of Operations for the fiscal years ended March 31, 2006, 2005 and 2004, Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2006, 2005 and 2004, Consolidated Statements of Shareholders’ Equity for the fiscal years ended March 31, 2006, 2005 and 2004, Consolidated Schedules of General and Administrative Expenses (Schedule 1) for the fiscal years ended March 31, 2006, 2005 and 2004, Consolidated Statements of Loss from Discontinued Operations (Schedule II) for the fiscal years ended March 31, 2006, 2005 and 2004, Notes to the Financial Statements and Management’s Discussion and Analysis Report as at July 24, 2006.

The company is currently involved with two court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

The Company has not paid any cash dividends on its common stock since incorporation and anticipates that, for the forseeable future, earnings, if any, will continue to be retained for use in its business.

B.

SIGNIFICANT CHANGES

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

THE OFFER AND LISTING DETAILS

The Company has two classes of capital stock, Common Shares without par value and Preferred Shares without par value. The Company became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Companys listing on the TSX-VE is as a Tier I Company trading under the symbol "PCF". In the United States the common shares are quoted on the Over-The-Counter Bulletin Board under the symbol "PCFHF".

The following table sets forth, for the five fiscal years indicated, the high and low reported price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Fiscal Year

High

Low

High

Low

2006

0.74

0.165

0.30

0.00

2005

0.35

0.155

0.225

0.125

2004

0.27

0.10

0.125

0.09

2003

0.50

0.06

0.145

0.05

2002

0.25

0.12

0.13

0.0.85

2001

0.25

0.12

0.13

0.07

The following table sets forth, for the quarters in the calendar year indicated, the last two years of high and low reported prices of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Year

Quarter

High

Low

High

Low

2006

4th

0.74

0.245

0.30

0.05

3rd

0.29

0.20

0.18

0.13

2nd

0.275

0.165

0.00

0.00

1st

0.24

0.175

0.17

0.11

2005

4th

0.25

0.155

0.17

0.15

3rd

0.21

0.155

0.225

0.125

2nd

0.25

0.17

0.151

0.151

1st

0.35

0.21

0.16

0.15

2004

4th

0.27

0.14

0.2

0.09

3rd

0.20

0.10

0.1

0.1

2nd

0.16

0.11

0.125

0.1

1st

0.24

0.17

0.122

0.12

The following table sets forth, for the months in the fiscal year indicated, the high and low reported price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

TSX Venture Exchange

OTC Bulletin Board

(in Canadian $)

(in US $)

Month

High

Low

High

Low

March 2006

0.74

0.35

0.30

0.30

February 2006

0.50

0.245

0.15

0.15

January 2006

0.29

0.25

0.20

0.05

December 2005

0.25

0.235

0.05

0.05

November 2005

0.29

0.205

0.18

0.18

October 2005

0.27

0.20

0.16

0.13

September 2005

0.23

0.20

0.00

0.00

August 2005

0.275

0.175

0.00

0.00

July 2005

0.18

0.165

0.00

0.00

June 2005

0.225

0.175

0.115

0.115

May 2005

0.24

0.225

0.11

0.11

April 2005

0.23

0.22

0.17

0.14

B.

PLAN OF DISTRIBUTION

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C.

MARKETS

The Common Shares are traded in Canada on the TSX Venture Exchange ("TSX-VE), formerly the Canadian Venture Exchange under the symbol "PCF", CUSIP #69439N105 and in the United States are quoted on the Over-the-Counter Bulletin Board under the symbol "PCFHF".

D.

SELLING SHAREHOLDERS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

E.

DILUTION

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

F.

EXPENSES OF THE ISSUE

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL AND NAME CHANGE

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated as Glider Resources Inc. (Incorporation Number 306302) under the Company Act (British Columbia) on March 18, 1986. The Company became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Company's listing on the TSX-VE is as a Tier 1 Company trading under the symbol "PCF". In the United States the common shares are quoted on the Over-The-Counter Bulletin Board under the symbol "PCFHF".

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share.  At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2006 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

The British Columbia Business Corporations Act (the "Act") came into force in British Columbia on March 29, 2004 and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force.  The Company filed the Transition Application/Notice of Articles with the Registrar of Companies on April 27, 2004 and the Articles were amended to the extent necesssary to ensure compliance with s.438(3) of the Act.  Amended Articles were Edgar filed with the Company’s 20-F filed on September 29, 2005.

With respect to directors, the Articles of the Company provide that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

The Articles also provide that:

(a)

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution

(b)

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

(c)

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

(d)

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must promptly disclose to the directors the nature and extent of the conflict.

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company

The Articles of the Company provide that the Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There is no requirement in the Articles of the Company requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders and a resolution of the directors is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of the Company upon liquidation, dissoluton or winding up of the Company and such holdes received dividends, if, as and when declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company and no provisions for sinking funds.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Copany as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating documents of the Company.

The Company is required to give its registered shareholders, including intermediaries who hold shares on behalf of beneficial owners, not less than 21 days notice of any general meeting of the Company, unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice no fewer than 30 or more than 60 davys prior to the date of the meeting.  The Company then delivers in bulk, proxy-related materials in the amounts specified by the intermediaries.  No shares of the Company owned by intermediaries may be voted at a general meeting of the company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  The beneficial owner must then delivery voting instructions to the intermediary to enable the intermediary to deliver a proxy to the Company on the beneficial owner’s behalf within the time limited by the Company for the deposit of proxies in order for the beneficial owner’s shares to be voted at the meeting.

There is no provision in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquirisition or corporate restructuring involving the Company (or any of its subsidiairies).

Securities legislation in British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or have control or direction over, greater than 10% of the issued shares of the Company.

C.

MATERIAL CONTRACTS

The Company has not entered into any contracts other than the ordinary course of business during the past two years.

D.

EXCHANGE CONTROLS

There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of the Company's securities other than withholding tax requirements. For a discussion of these withholding requirements see "Item E. Taxation" below.

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter documents of the Company on the rights of a non-resident to hold or vote the Company's Common Shares other than as provided by the Investment Canada Act (the "Act!) enacted on June 20, 1985 and as further amended, by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act.   The notification procedure involves a briedf statement of information about the investment on a prescribed form that is filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued.

If an investment is reviewable, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must noticy the potential investor that the Minister is satisfied that the investment is likely to be o net benefit to Canada.  If with such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that hie is satsified or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied, the Non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest itself of control of the business that is the subject of the investement.   The only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage of national identity deal with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold and because the Company’s business activities would likely be deemed not related to Canada’s cultural heritage or nation identiy, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

F.  DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and , as such, there is not requirement to provide any information under this section.

G.  STATEMENTS BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and , as such, there is not requirement to provide any information under this section.

H. DOCUMENTS ON DISPLAY

Exhibits and documents referred to in this Form 20-F Annual Report that are not attached have been filed with previous Form 20-F Annual Reports. These exhibits and documents can be located either at the United States Securities and Exchange Commission, Washington, D.C. or at the Corporation's head offices at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

I.

SUBSIDIARY INFORMATION

There is not information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing finanacial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Not applicable

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other mateiral delinquency relating to any class of  shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

There has not been any material modifications to the instruments defining the rights of security holders of any class of registered securities of the Company.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the fiscal period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and acting financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed and reported within the time period specified in Securities and Exchange Commission rules and forms.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Thomas Pressello qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission.  Mr. Pressello graduated with Business Administration Honors from the Ivey School of Business at the University of Western Ontario and also graduated with Chartered Financial Analyst Candidate Level II.  Mr. Pressello previously worked with the Toronto Dominion Bank in Corporate Banking managing a $100,000,000 credit portfolio comprised of numerous high tech companies, real estate companies and consumer product manufacturers as well as with Samoth Capital Corporation, a Merchant Bank.   Mr. Pressello is not “independent” as that term is defined in the listing standards.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer and principal financial officer (or acting principal financial officer), attached as Exhibits 11.1, 11.2 and 11.3.  The Company will provide to any person without charge, upon either written or e-mailed request, a copy of the Code of Ethics.  Please send your request to the Company’s offices located at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 Canada or via e-mail to dmcdonald@pacificharbour.ca.  The Company does not have a website.

ITEM 16C.

PRINCIPAL ACCOUNT FEES AND SERVICES

Audit Fees

In respect of work undertaken for the fiscal year ended March 31, 2006, the Company paid or accrued the following audit fees to Amisano Hanson, the Company’s principal accountants:

Type of Fees

Amount Paid or Accured

Percentage of Services

Audit fee

$11,950

100%

Audited Related Fees

0

0

Tax Fees

0

0

All Other Fees

0

0

Total Fees

$11,950

100%

In respect of work undertaken for the fiscal year ended March 31, 20056, the Company paid or accrued the following audit fees to Amisano Hanson, the Company’s principal accountants:

Type of Fees

Amount Paid or Accured

Percentage of Services

Audit fee

$14,450

100%

Audited Related Fees

0

0

Tax Fees

0

0

All Other Fees

0

0

Total Fees

$14,450

100%

Audit Related Fees

No additional fees were paid during either of the fiscal years ended March 31, 2006 or March 31, 2005.

Tax Fees

No additional fees were paid during either of the fiscal years ended March 31, 2006 or March 31, 2005.

All Other Fees

No additional fees were paid during either of the fiscal years ended March 31, 2006 or March 31, 2005.

As rquired by Rule 2-01(c) (7)(i) of Regulation S-X, the audit committee is authorized by the board of directors to:

(a)

oversee the process of selecting and appointing the Company’s external auditor,

(b)

oversee the conduct of the audit, and

(c)

have primary responsibility between the Company and its external auditor

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable for the fiscal period ended March 31, 2006.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER & AFFLIATED PURCHASERS

 Not applicable for the fiscal period ended March 31, 2006.

PART III

ITEM 17.

 FINANCIAL STATEMENTS

The Corporation's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with the United States GAAP, except as discussed in the notes to the financial statements.

Financial Statements attached should be read in conjunction with this Form 20-F.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.

EXHIBITS TO FORM 20-F ANNUAL REPORT

Financial Statements

Page No.

Cover Sheet

40

Auditors’ Report dated June 20, 2006

41

Consolidated Balance Sheets as at March 31, 2006 and 2005

42

Consolidated Statements of Operations ForYears Ended

43

  March 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for Years Ended

44

March 31, 2006, 2005 and 2004

Consolidated Statements of Shareholder Equity for Years Ended

46

March 31, 2006, 2005 and 2004

Consolidated Schedules of General & Administrative Expenses

47

For Years Ended March 31, 2006, 2005 and 2004

Consolidated Statements of Loss From Discontinued Operations

48

For Years Ended March 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements For Years Ended

49

11.1

Code of Ethics for the Chief Executive Officer

68

11.2

Code of Ethics for the Chief Financial Officer

69

11.3

Code of Ethics for Directors & Officers

71

12.1

Certification of the Chief Executive Officer pursuant to 18 USC

72

Section 1350 as adopted pursuant to Section 302 of the Sarbannes Oxley
Act of 2002

12.2

Certification of the Acting Chief Financial Officer pursuant to

73

Section 1350 18 USC as adopted pursuant to Section 302 of the Sarbannes

Oxley Act of 2002

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.

74

Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley

Act of 2002

13.1

Certification of the Acting Chief Financial Officer pursuant to 18 U.S.C.

75

Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley

Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

“Thomas Pressello”

Date:  September 18, 2006

By:

___________________________________________

Thomas J. Pressello

President, Chief Executive Officer and Director

PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2006, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 20, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005

Current
Cash and cash equivalents	$ 430,349	$ 361,104
Marketable securities – Note 3	152,382	272,130
Prepaid expenses and deposits	16,119	19,533
Land held for resale – Note 4	317,605	312,646
Investment	-	4,999

	916,455	970,412
Equipment – Note 5	18,541	27,732

	$ 934,996	$ 998,144

LIABILITIES

Current
Accounts payable and accrued liabilities – Notes 6 and 8	$ 173,458	$ 205,834

SHAREHOLDERS’ EQUITY

Share capital – Note 7	7,616,876	7,616,876
Contributed surplus	271,479	202,886
Deficit	(7,126,817)	(7,027,452)

	761,538	792,310

	$ 934,996	$ 998,144

Commitments – Notes 7 and 11

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	Director	“Michael Reynolds”	Director
Thomas Pressello		Michael Reynolds

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Revenues
Interest income – Note 8	$ 4,222	$ 17,063	$ 22,873
Royalty income – Note 8	-	-	10,377
Gain on sale of marketable securities	217,416	20,551	-

	221,638	37,614	33,250
General and administrative expenses–Schedule I	357,884	420,124	505,196

Loss before other items	(136,246)	(382,510)	(471,946)

Other items:
Foreign exchange gain (loss)	(119)	(63,117)	50,276
Gain on settlement of accounts payable	37,000	67,981	-
Loss on sale of land held for resale – Note 4	-	-	(1,119,067)
Legal settlement cost	-	(80,000)	-
Write-down of investment	-	-	(60,000)

	36,881	(75,136)	(1,128,791)

Loss from continuing operations	(99,365)	(457,646)	(1,600,737)

Loss from discontinued operations – Schedule II	-	-	(50,097)

Net loss for the year	$ (99,365)	$ (457,646)	$ (1,650,834)

Basic and diluted loss per share from continuing operations	$ (0.02)	$ (0.06)	$ (0.21)

Basic and diluted loss per share from discontinued operations	$ (0.01)	$ (0.00)	$ (0.01)

Basic and diluted loss per share for the year	$ (0.01)	$ (0.06)	$ (0.22)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004
Operating Activities
Loss from continuing operations	$ (99,365)	$ (457,646)	$ (1,600,737)
Non-cash items
Amortization	7,674	9,006	11,388
Foreign exchange	-	(7,200)	9,166
Gain on sale of marketable securities	(217,416)	(20,551)	-
Gain on settlement of accounts payable	(37,000)	(67,981)	-
Loss on sale of land held for resale	-	-	1,119,067
Stock-based compensation	68,593	-	-
Write-down of investment	-	-	60,000
Changes in non-cash working capital balances – Note 9	8,038	(87,763)	(350,263)

	(269,476)	(632,135)	(751,379)

Financing Activities
Decrease in loans payable	-	-	(1,068,000)
Repayment of mortgage payable	-	-	(349,395)

	-	-	(1,417,395)

Investing Activities
Advances from (to) a related company	-	18,928	(18,928)
Purchase of marketable securities	(30,000)	(295,101)	-
Proceeds from sale of marketable securities	367,163	43,522	-
Proceeds from promissory note receivable and investment	4,999	1,075,336	-
Expenditure on land held for resale	(4,959)	(5,779)	(53,330)
Net proceeds from sale of land held for resale	-	-	2,492,380
Purchase of equipment	1,518	-	320
Decrease in advances from discontinued operations	-	-	(281,003)

	338,721	836,906	2,139,439

…/cont’d

Continued

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Increase (decrease) in cash from continuing operations	69,245	204,771	(29,335)
Decrease in cash from discontinued operations – Note 6	-	-	(2,565)

Increase (decrease) in cash during the year	69,245	204,771	(31,900)

Cash and equivalents, beginning of the year	361,104	156,333	188,233

Cash and equivalents, end of the year	$ 430,349	$ 361,104	$ 156,333

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ -	$ -	$ 75,989

Non-cash Transaction – Note 12

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, March 31, 2003	7,247,703	$ 7,616,876	$ -	$ (4,716,086)	$ 2,900,790
Stock-based compensation – Note 2	-	-	202,886	(202,886)	-
Net loss for the year	-	-	-	(1,650,834)	(1,650,834)

Balance, March 31, 2004	7,247,703	7,616,876	202,886	(6,569,806)	1,249,956
Net loss for the year	-	-	-	(457,646)	(457,646)

Balance, March 31, 2005	7,247,703	7,616,876	202,886	(7,027,452)	792,310
Stock-based compensation	-	-	68,593	-	68,593
Net loss for the year	-	-	-	(99,365)	(99,365)

Balance, March 31, 2006	7,247,703	$ 7,616,876	$ 271,479	$ (7,126,817)	$ 761,538

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Accounting and audit fees	$ 21,050	$ 10,375	$ 15,200
Administration recovery – Note 8	(45,933)	(57,500)	(24,000)
Amortization – equipment	7,674	9,006	11,388
Bad debts – Note 8	-	-	26,306
Bank charges	590	577	1,348
Consulting and management fees – Note 8	44,250	102,071	107,500
Corporate administration fees	24,682	26,720	26,983
Filing fees	10,953	7,105	8,571
Interest – Note 8	-	-	86,511
Legal and professional fees – Note 8	13,040	138,687	24,176
Office and general	23,138	30,714	24,690
Rent and utilities	72,867	69,951	70,807
Shareholder information and investor relations	2,460	4,714	2,584
Stock-based compensation – Note 7	68,593	-	-
Transfer agent fees	5,467	2,748	4,897
Travel and promotion	12,076	11,789	32,085
Wages and benefits – Note 8	96,977	63,167	86,150

	$ 357,884	$ 420,124	$ 505,196

Schedule II

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004
General and administrative expenses
Bad debts (recovery)	-	-	(42)
Bank charges	-	-	220
Interest	-	-	32,500
Legal and professional fees	-	-	4,633
Office and general	-	-	617
Wages and benefits	-	-	16,884

Loss before other income	-	-	(54,812)

Other income	-	-	4,715

Loss from discontinued operations	$ -	$ -	$ (50,097)

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land held for resale and investments in private companies in the development stage.  During the year ended March 31 2004, the Company, through a wholly-owned US subsidiary, disposed of its principal asset, a parcel of land located in Pahrump, Nevada.

During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store.  The operation of the vehicle leasing business and the joint venture interest are presented as discontinued operations within these consolidated financial statements (Note 6).

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated.

b)

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments with maturities of three months or less and are stated at cost, which approximates fair value.

c)

Marketable Securities

Marketable securities are carried at the lower of cost and fair market value.

Note 2

Significant Accounting Policies – (cont’d)

d)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

e)

Equipment and Amortization

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

f)

Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

g)

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

h)

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

Note 2

Significant Accounting Policies – (cont’d)

i)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Marketable securities exceed their stated cost as disclosed in Note 3.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

j)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

k)

Revenue Recognition

Revenue from royalties is recognized as it is earned and when collection is reasonably assured.

l)

Stock-based Compensation

On April 1, 2003, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation to employees, directors and officers using the settlement method.  No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  Consideration paid by employees, directors and officers on the exercise of stock options and purchase of stock is credited to share capital.

Note 2

Significant Accounting Policies – (cont’d)

l)

Stock-based Compensation – (cont’d)

As a result of this change on April 1, 2003, contributed surplus and deficit increased by $202,886.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

m)

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

Note 3

Marketable Securities

At March 31, 2006, the Company held the following shares of publicly traded companies:

	Number of		Fair Market
	Shares	Cost	Value

Southern Silver Exploration Corp.	98,500	$ 17,484	$108,350
Inovio Biomedical Corp.	20,000	70,966	62,323
Minterra Resources Corp.	150,000	31,500	36,750
Baja Mining Corp.	51,000	32,432	84,660

		$ 152,382	$292,083

Baja Mining Corp. has a director in common with the Company.

Note 4

Land Held for Resale

As at March 31, 2004, the Company held two parcels of land located in Pemberton, British Columbia in two separate wholly-owned subsidiary companies and a parcel of land located in Pahrump, Nevada through a wholly-owned US subsidiary. During the year ended March 31, 2004, the Pahrump, Nevada land parcel was disposed of and the Company realized a loss of $1,130,553, and one of the Pemberton land parcels was disposed of and the Company realized a gain of $11,486.  As at March 31, 2006, the Company’s land held for resale consists of one Pemberton land parcel.  The Company capitalized property taxes to this land held for resale during the years ended March 31, 2006 and 2005 as follows:

	2006	2005

Balance, beginning of the year	$ 312,64	$ 306,866
Property taxes	4,959	5,780

Balance, end of the year	$ 317,605	$ 312,646

Land held for resale is classified as a current asset as it is immediately available for sale.

Note 5

Equipment

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 29,538	$ 20,261	$ 9,277
Office furniture	20,635	11,371	9,264
Software	4,170	4,170	-
	$ 54,343	$ 35,802	$ 18,541

	March 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 31,056	$ 15,634	$ 15,422
Office furniture	20,635	9,057	11,578
Software	4,170	3,438	732
	$ 55,861	$ 28,129	$ 27,732

Note 6

Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. (“VPVL”).  Losses related to VPVL have been disclosed as loss from discontinued operations.

The consolidated balance sheets include the following amounts related to discontinued operations of VPVL:

	2006	2005
Accounts payable and accrued liabilities	$ 28,958	$ 28,958

Cash flows from the discontinued operations of VPVL are as follows:

	2006	2005	2004

Operating Activities
Loss from discontinued operations	$ -	$ -	$ (50,097)
Changes in non-cash working capital balances:
Accounts payable	-	-	(1,572)

	-	-	(51,669)

Financing Activities
Decrease in loans payable	$ -	$ -	(231,899)
Advances from parent company	-	-	281,003

	-	-	49,104

Decrease in cash from discontinued operations	$ -	$ -	$ (2,565)

Note 7

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Note 7

Share Capital – (cont’d)

b)

Commitments:

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant.  The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

A summary of the stock options granted under the Company’s stock option plan is as follows:

	Year ended March 31,
	2006		2005
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price
Outstanding and exercisable, beginning of the year	879,028	$0.39	927,028	$0.28
Granted	502,014	$0.24	-	-
Expired/cancelled	(402,014)	$0.24	(48,000)	$1.00

Outstanding , end of the year	979,028	$0.24	879,028	$0.24

Exercisable , end of the year	954,028	$0.24	879,028	$0.24

On March 31, 2006, there were 979,028 stock options outstanding under the Plan entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of	Exercise
Shares	Price	Expiry Date
427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 7, 2010

979,028

Note 7

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

During the year ended March 31, 2006, a compensation charge of $68,593 associated with the granting of stock options under the Plan was recognized in the financial statements.  For purposes of the calculation, the following assumptions were used for the Black-Scholes model:

Risk-free interest rate	3.83%
Expected dividend yield	0.0%
Expected stock price volatility	92.11%
Expected stock option life	3 years

Note 8

Related Party Transactions – Note 3

For the years ended March 31, 2006, 2005 and 2004, the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2006	2005	2004

Interest income	$ -	$ -	$ 12,000
Royalty income	-	-	10,377

	$ -	$ -	$ 22,377

Administration recovery	$ (45,933)	$ (57,500)	$ (24,000)
Bad debts	-	-	20,907
Consulting and management fees	44,250	89,640	107,500
Interest	-	-	1,324
Legal and professional fees	2,077	3,012	907
Wages and benefits	-	-	32,000

	$ 394	$ 35,152	$ 138,638

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $75 (2005:  $75) owed to a director of the Company.  These balances are unsecured, non-interest bearing and have no specific terms for repayment.

Note 9

Changes in Non-Cash Working Capital Balances

	2006	2005	2004

Accounts receivable	$ -	$ -	$ 102
Prepaid expenses and deposits	3,414	(2,449)	1,716
Accounts payable and accrued liabilities	4,624	(85,314)	(112,642)
Due to related parties	-	-	10,561
Severance obligation	-	-	(250,000)

	$ 8,038	$ (87,763)	$ (350,263)

Note 10

Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Net tax losses carried forward	$ 2,357,440	$ 2,307,265
Less: valuation allowance	(2,357,440)	(2,307,265)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At March 31, 2006, the Company and its subsidiaries have accumulated non-capital losses of approximately $6,736,000 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes.  These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows:

Note 10

Corporation Income Tax Losses – (cont’d)

2007	$477,222
2008	605,620
2009	1,341,443
2010	1,252,859
2011	1,032,382
2012	476,079
2013	707,857
2014	503,842
2025	338,240
$ 6,735,544

Note 11

Commitments – Note 7

The Company is committed to future minimum payments of $62,495 for the year ended March 31, 2007 under an operating lease for office space.

Note 12

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transaction has been excluded from the statement of cash flows:

During the year ended March 31, 2004, the Company disposed of certain land held for resale and consideration received included a promissory note receivable totalling $840,335.

Note 13

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

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles – (cont’d)

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB No. 25 and SFAS No. 123, the compensation charge associated with non-employees’ options has been recorded in reconciling items for the years ended March 31, 2003 and earlier.  Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 123 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148.  The Company has adjusted the opening Contributed Surplus (Additional paid-in capital) to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

c)

Marketable securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities.  Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the year.

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

The impact of these material differences on the consolidated financial statements is as follows:

Consolidated Balance Sheets	Years ended March 31,
	2006	2005
Assets

Total assets per Canadian GAAP	$ 934,996	998,144
Capitalized holding costs (a)	(15,653)	(10,694)
Trading securities increase (c)	139,701	242,450

Total assets per US GAAP	$ 1,059,044	$ 1,229,900

Liabilities

Total liabilities per Canadian and US GAAP	$ 173,458	$ 205,834

Shareholders’ Equity

Deficit, end of the year per Canadian GAAP	(7,126,817)	(7,027,452)
Capitalized holding costs (a)	(15,653)	(10,694)
Stock-based compensation (b)	(35,600)	(35,600)
Unrealized gain on trading securities (c)	139,701	242,450

Deficit, end of the year per US GAAP	(7,038,369)	(6,831,296)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in
capital)	271,479	202,886
Additional paid-in capital	35,600	35,600

Shareholders’ equity per US GAAP	885,586	1,024,066

Total liabilities and shareholders’ equity per US GAAP	$ 1,059,044	$ 1,229,900

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

Consolidated Statements of Operations
	Years ended March 31,
	2006	2005	2004
Net loss for the year per Canadian GAAP	$ (99,365)	$ (457,646)	$ (1,650,834)
Capitalized holding costs (a)	(4,959)	(5,780)	(4,914)
Unrealized gain (loss) on trading securities (c)	(102,749)	242,450	-
Prior years’ capitalized deferred and holding costs included in loss on sale of land held for resale	-	-	1,396,844

Net loss for the year per US GAAP	$ (207,073)	$ (220,976)	$ (258,904)

Basic loss per share per US GAAP	$ (0.03)	$ (0.03)	$ (0.03)

Consolidated Statements of Cash Flows
	Years ended March 31,
	2006	2005	2004
Cash flows used in operating activities per Canadian GAAP	$ (269,476)	$ (632,135)	$ (751,379)
Capitalized holding costs (a)	(4,959)	(5,780)	(4,914)
Unrealized gain (loss) on trading securities (c)	102,749	242,450)	-

Cash flows used in operating activities per US GAAP	(171,686)	(880,365)	(756,293)

Cash flow provided by (used in) financing activities per Canadian and US GAAP	-	-	(1,417,395)

Cash flow provided by investing activities per Canadian GAAP	338,721	836,906	2,139,439
Capitalized holding costs (a)	4,959	5,780	4,914
Unrealized gain (loss) on trading securities (c)	102,749)	242,450	-

Cash flows provided by investing activities per US GAAP	240,931	1,085,136	2,144,353

Increase (decrease) in cash from continuing activities per US GAAP	69,245	204,771	(29,335)
Decrease in cash flows from discontinued operations for Canadian and US GAAP	-	-	(2,565)

Increase (decrease) in cash per US GAAP	$ 69,245	$ 204,771	$ (31,900)

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2006

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2006. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: July 24, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

During fiscal 2006, the Company increased its focus in investing and trading of marketable securities and reported a gain on sale of marketable securities of $217,416. As of March 31, 2006, the Company continued to hold marketable securities of $152,382 at cost with a fair market value of $292,083.

During the year, the Company also issued stock options to two new directors and an employee resulting in stock option expenses of $68,593 charged to operations. For fiscal 2006, the Company reported a net loss of $99,365 or $0.01 loss per share and with accumulated deficit of $7,126,817 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2006, the Company had cash and cash equivalents of $430,349 and working capital of $742,997. The Company had no long-term debt.

1.3 Results of Operations For the Year Ended March 31, 2006

Revenue

For the fiscal year ended March 31, 2006, the Company earned revenue of $221,638 compared to $37,614 from fiscal 2005, an increase of $184,024. Revenue consisted of interest income and gain on sale of marketable securities. The increase in revenue was primarily due to a gain realized from the sale of marketable securities in fiscal 2006.

General and Administrative Expenses

General and administrative expenses declined in the year from $420,124 in fiscal 2005 to $357,884 in fiscal 2006, a decline of $62,240 or 15%. The decrease was mainly attributable to reduction in management fees and legal expenses. As part of management cost cutting measure, the Company reduced its management fees paid to management in fiscal 2006. Legal expenses also reduced substantially from $138,687 in fiscal 2005 to $13,040 in fiscal 2006 as the 2005 legal expense was higher than usual due to increased legal costs associated with several lawsuits.

Offsetting the decreases above, the Company incurred $68,593 stock-based compensation expenses charged to operations in fiscal 2006 compared to $nil in fiscal 2005. Wages and benefits increased $33,810 in fiscal 2006 due to an addition of a part time administrative staff. Audit fees also increased slightly reflecting additional audit requirements.

Other Items

The Company reported a gain of $36,881 in fiscal 2006 as compared to a loss of $75,136 in fiscal 2005. In fiscal 2006, the Company reported a gain on settlement of accounts payable of $37,000 and a foreign exchange loss of $119. In fiscal 2005, the Company incurred $80,000 legal settlement cost and $63,117 foreign exchange loss. These losses were offset by a gain on settlement of accounts payable of $67,981 in fiscal 2005Net Loss

The Company reported a net loss of $99,365 or $0.01 loss per share for fiscal 2006 compared to a net loss of $457,646 or $0.06 loss per share for fiscal 2005.

1.4 Transactions with Related Parties

In fiscal 2006, the Company paid $44,250 (2005: $89,640) in management fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $2,077 (2005: $3,012) to a law firm whose partner is a director of the Company.

The Company received $45,933 (2005: $57,500) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2006	March 31, 2005	March 31, 2004
Total revenues	$ 221,638	$ 37,614	$ 33,250
Loss before discontinued operations and extraordinary items	$ (99,365)	$ (457,646)	$ (1,600,737)
Loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.06)	$ (0.21)
Fully diluted loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.06)	$ (0.21)
Net Loss	$ (99,365)	$ (457,646)	$ (1,650,834)
Loss per share	$ (0.01)	$ (0.06)	$ (0.22)
Fully diluted loss per share	$ (0.01)	$ (0.06)	$ (0.22)
Total assets	$ 934,996	$ 998,144	$ 1,609,085
Total long term debt	$ 0	$ 0	$ 0
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2005 compared to Fiscal 2004

The Company reported revenue of $37,614 from continued operations in fiscal 2005 compared to $33,250 in fiscal 2004, a marginal increase of 13%.

Loss from continuing operations decreased substantially in fiscal 2005 from $1,600,737, or $0.21 loss per share in fiscal 2004 to $457,646 or $0.06 loss per share in fiscal 2005, The decrease was due to the following reasons in fiscal 2004: 1) The Company reported a loss on sale of land totalled $ 1,119,067 in fiscal 2004. 2) The Company wrote down its $60,000 investment in the direct marketing company.

From discontinued operations, the Company reported a loss of $50,097 in fiscal 2004 versus $nil in fiscal 2005. The loss from discontinued operations was due to interest expense from a loan that was repaid in full during fiscal 2005.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar. 31, 2006
Total Revenues	$4,292	$nil	$21,037	$12,285	$802	$1,167	$1,098	$218,571

Income or loss before discontinued operations and extraordinary items:

Total	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499
Per Share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02
Per Share Fully Diluted	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02

Net income or loss:

Total	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499
Per Share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02
Per Share Fully Diluted	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

-

During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112

-

During the quarter ended September 30, 2004, the Company incurred an $80,000 legal settlement payment and higher legal fees associated with this settlement. This resulted in the higher than usual loss incurred for this quarter.

1.7 Liquidity and Capital Resources

Working capital decreased by $21,581 from $764,578 at March 31, 2005 to $742,997 as at March 31, 2006. The decrease was attributable to operating loss from operations in fiscal 2006.

For the year ended March 31, 2006, the Company had negative cash outflow of $269,476 from operating activities compared to $632,135 negative cash outflow from 2005 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2006 and fiscal 2005.

In fiscal 2006, the Company invested $30,000 in marketable securities and received proceeds of $367,163 from sale of marketable securities. Overall net proceeds from investing activities were $338,721.

The Company generated positive net cash inflow of $69,245 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with two court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

As at March 31, 2006, the Company had no long-term debt, capital lease obligations, purchase obligations, contractual obligations or commitments, except for an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11 Financial instruments and Risk Factors

As of March 31, 2006 the Company held $152,382 in marketable securities, which are valued at the lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.13 Disclosure Controls and Procedures

The Company performed an evaluation under the supervision of the Company’s management including the chief executive officer and financial controller of the effectiveness and design and operation of the Company’s disclosure and control procedures as of the year ended March 31, 2006. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of the ended of March 31, 2006 fiscal year and provided reasonable assurance that information required to be disclosed by the Company in the 2006 annual filings was recorded, summarized and reported within the regulated time period. The Company’s management identified no change in the Company’s internal control over financial reporting that occurred for the fiscal year ended March 31, 2006 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

1.14 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2006

Exhibit  11.1

CODE OF ETHICS

FOR THE

CHIEF EXECUTIVE OFFICER

As the Chief Executive Officer of Pacific Harbour Capital Ltd., (the "Company"), I am committed to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to set and maintain an ethical standard for the Company.  As a steward of the Company’s resources, I will not only abide by the high legal standards required of me, but will also conform my actions to unchanging moral precepts that give rise to ethical obligations.  I will take such proper actions, and refrain from taking such improper actions, as if the underlying basis of my actions and inactions were to become a universal principle of conduct.  In so doing, I commit to specifically:

•

Maintain my integrity and credibility in my personal and professional life by carrying out the duties of the Chief Executive Officer in accordance with high legal and ethical standards.

•

Avoid in my personal and professional life even the appearance of impropriety in the conduct of the duties of the Chief Executive Officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by the Company.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the Chief Executive Officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Promptly disclose to the Board of Directors any relationship that reasonably could give rise to a conflict of interest.

•

Not in any circumstance use confidential information acquired in the course of the duties of the Chief Executive Officer either for my personal advantage or for the advantage of related parties.

•

Honour my obligation to serve the best interests of the Company and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability and knowledge work to insure that I act in such a manner as to uphold the integrity of the capital markets.

•

Insure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to public regulatory bodies, and insure compliance with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the Chief Executive Officer.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize fraudulent or illegal acts within the Company or a breach of this or any other Code of Ethics by any director or officer of the Company, including my own acts.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize acts or practices which may constitute a breach of, or that may jeopardize, the Company’s internal controls.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of the Company to uphold the principles articulated in this Code of Ethics.

I recognize that I shall be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the Chief Executive Officer or by a finding of the Board of Directors of the Company.  I am aware that I will be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of the Company for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occurring.  If I am found breaching this Code of Ethics, I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

“Thomas Pressello”

Signature

Thomas Pressello

Chief Executive Officer

Date:  September 18, 2006

Exhibit 11.2

CODE OF ETHICS

FOR THE

CHIEF FINANCIAL OFFICER

As the Acting Chief Financial Officer of Pacific Harbour Capital Ltd.,  (the "Company"), I am committed to act honestly and in good faith with a view to the best interests of the Company and its shareholders.  As a steward of the Company’s resources, I will not only abide by the high legal standards required of me, but will also conform my actions to unchanging moral precepts that give rise to ethical obligations.  I will take such proper actions, and refrain from taking such improper actions, as if the underlying basis of my actions and inactions were to become a universal principle of conduct.  In so doing, I commit to specifically:

•

Maintain my integrity and credibility in my personal and professional life by carrying out the duties of the Acting Chief Financial Officer in accordance with high legal and ethical standards.

•

Avoid in my personal and professional life even the appearance of impropriety in the conduct of the duties of the Acting Chief Financial Officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by the Company.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the Acting Chief Financial Officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Promptly disclose to the Board of Directors any relationship that reasonably could give rise to a conflict of interest.

•

Not in any circumstance use confidential information acquired in the course of the duties of the Acting Chief Financial Officer either for my personal advantage or for the advantage of related parties.

•

Honour my obligation to serve the best interests of the Company and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability and knowledge work to insure that I act in such a manner as to uphold the integrity of the capital markets.

•

Insure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to public regulatory bodies, and insure compliance with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the Acting Chief Financial Officer.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize fraudulent or illegal acts within the Company or a breach of this or any other Code of Ethics by any director or officer of the Company, including my own acts.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize acts or practices which may constitute a breach of, or that may jeopardize, the Company’s internal controls.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of the Company to uphold the principles articulated in this Code of Ethics.

I recognize that I will be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the Acting Chief Financial Officer or by a finding of the Board of Directors of the Company.  I am aware that I shall be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of the Company for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occurring.  If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

“Michael Reynolds”

Signature

Michael Reynolds

Acting Chief Financial Officer

Date:  September 18, 2006

Exhibit 11.3

CODE OF ETHICS

FOR

DIRECTORS & OFFICERS

Prepared by: Management

Dated: August 29, 2006

Approved by Board of Directors:

“Thomas Pressello”

_________________________________

(Signature of the Chief Executive Officer)

As an officer or director of the Company, I am committed to act honestly and in good faith with a view to the best interests of the Company and its shareholders.  As a steward of the Company’s resources, I will not only abide by the high legal standards required of me, but will also conform my actions to unchanging moral precepts that give rise to ethical obligations.  I will take such proper actions, and refrain from taking such improper actions, as if the underlying basis of my actions and inactions were to become a universal principle of conduct.  In so doing, I commit to specifically:

•

Maintain my integrity and credibility in my personal and professional life by carrying out the duties of my office in accordance with high legal and ethical standards.

•

Avoid in my personal and professional life even the appearance of impropriety in the conduct of the duties of my office.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by the Company.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of my office (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Promptly disclose to the Board of Directors any relationship that reasonably could give rise to a conflict of interest.

•

Not in any circumstance use confidential information acquired in the course of the duties of my office either for my personal advantage or for the advantage of related parties.

•

Honour my obligation to serve the best interests of the Company and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately, including, if a director, upholding the guidelines set out in the Company’s Charter of Director Governance and Expectations.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability and knowledge work to insure that I act in such a manner as to uphold the integrity of the capital markets.

•

Insure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to public regulatory bodies, and insure compliance with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of my office.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize fraudulent or illegal acts within the Company or a breach of this Code of Ethics by any director or officer of the Company, including my own acts.

•

Report promptly to the members of the Board of Directors of the Company if I suspect or recognize acts or practices which may constitute a breach of, or that may jeopardize, the Company’s internal controls.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of the Company to uphold the principles articulated in this Code of Ethics.

I acknowledge that this Code of Ethics applies to all directors and officers of the Company; that a person to whom this Code of Ethics applies will be deemed to have breached it by way of being sanctioned by a governmental agency or judicial body for violating laws or regulations affecting the performance of his or her duties of office or by a finding of the Board of Directors of the Company; that any person with power to influence or control the direction or management, policies or activities of the sanctioned person, who was aware that a breach of the Code of Ethics was likely to occur and failed to take appropriate steps to prevent such an act from occurring, will be deemed to have also breached the Code of Ethics; and that any person found breaching the Code of Ethics will, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

“Thomas Pressello”

“Michael Reynolds”

______________________________________

____________________________________

Thomas Pressello

Michael Reynolds

Director and Officer

Director

______________________________________

David Raffa

Director and Officer

Exhibit 12.1

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific Harbour Capital Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date:  September 18, 2006

“Thomas Pressello”

______________________________

Name:  Thomas Pressello

Chief Executive Officer

Exhibit 12.2

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific Harbour Capital Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  September 18, 2006

“Michael Reynolds”

________________________________

Name:  Michael Reynolds

Acting Chief Financial Officer

Exhibit 13.1

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas Pressello, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Thomas Pressello”

____________________________

Name: Thomas Pressello

Title:   Chief Executive Officer

Date:  September 18, 2006

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.

Exhibit 13.2

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Reynolds, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Michael Reynolds”

_____________________________

Name:  Michael Reynolds

Title:    Acting Chief Financial Officer

Date:    September 18, 2006

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.