Form 20-F/A
period 2005-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2006-09-28
CIK 936801

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended March 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number: 2-27608

PACIFIC HARBOUR CAPITAL LTD.

(Exact name of Registrant as specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1502 - 543 Granville Street
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
Yes ☒     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒     Item 18 ☐

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

See "Item 7 - Directors, Senior Management and Employees"

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

	2005	2004	2003	2002	2001
			(Restated)	(Restated)
(All Canadian Dollars)
Operating Data
Revene(l)	$17,063	$37,965	$1,058,230	$3,152,174	$2,895,095
Cost of land held for resale	-	-	-	-	-
Cost of townhouse
condominiums for resale	-	-	-	-	-
Cost of convenience store goods
for resale	-	-	(363,561)	(1,984,594)	(1,715,681)
Net Revenue	$17,063	$37,965	$694,669	$1,167,580	$1,179,414

Administrative expenses	(420,124)	(509,732	(1,091,061)	(2,653,807)	(2,427,021)
Gain(loss) on investments & Other Items	25,415	(1,179,067)	-	-	-
Severence Costs & Other Items	(80,000)	-	323,421	(378,401)	(15,908)

Net Income (loss)	($ 457,646)	($ 1,650,834)	($ 72,971)	($1,864,628)	($1,263,515)

Earnings (loss) per share	($0.06)	($0.22)	($0.01)	($0.28)	(0.18)

Balance Sheet Data
Working Capital	764,758	1,201,490	(1,299,839)	(1,335,579)	(954,187)
Total assets (2)	998,144	1,609,085	5,262,866	6,286,021	6,477,127
Long term debt	-	-	298,234	1,079,520	424,915
Shareholders' equity	792,310	1,249,956	2,900,790	2,826,452	4,691,080

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

	2005	2004	2003	2002	2001
			(Restated)	(Restated)

Net income (loss) - Canadian GAAP Differences:	($ 457,646)	($ 1,650,834)	($ 72,971)	($1,864,628)	($1,263,515)
Other deferred development costs	-	1,396,844	(75,092)	(78,680)	(91,105)

Write-down of other deferred Development costs	-	-	-	11,688	11,408

Unrealized gain on trading securities	242,450	-	-	-	-

Capital holding costs Expensed under US GAAP	(5,780)	(4,914)	(14,388)	(11,688)	(11,408)

Net income (loss) - US GAAP	($ 220,976)	($ 258,904)	($ 162,451)	($1,943,308)	($1,354,620)

	2005	2004	2003	2002	2001
			(Restated)	(Restated)

Earnings (loss) per share - US GAAP (l)	($0.03)	($0.03)	($0.02)	($0.30)	($0.22)
Weighted average number of shares Outstanding under US GAAP (1)	7,247,703	7,247,712	6,979,397	6,520,172	6,065,972

Shareholder's equity - Canadian	$792,310	$1,249,956	$2,900,790	$2,826,452	$4,691,080
Stock Based Compensation	(35,600)	(35,600)	-	-	-

Other deferred costs, expensed under US GAAP	-	-	(1,498,334)	(1,423,242)	(1,344,562)

Contributed Surplus	35,600	35,600	-	-	-
Unrealized gain on trading securities	242,450	-	-	-	-

Capitalized holding costs, expensed Under US GAAP	(10,694)	(4,914)	(101,396)	(87,008)	(87,008)

Shareholders' equity - US GAAP	$1,024,006	$1,245,042	$1,301,060	$1,316,202	$3,259,510

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, principal office is located at Suite 1502 - 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries, Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2005 referred to herein also include its subsidiaries.

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

Upon request, the Registrant will provide copies of such materials on file at the SEC, the TSX-VE, and the BCSC to shareholders who do not have ready access to them. Requests should be made in writing to: Pacific Harbour Capital Ltd., at #1502 - 543 Granville Street, Vancouver, B.C., V6C 1X8.

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

C. ORGANIZATIONAL STRUCTURE

The Company's wholly owned subsidiaries are as follows:

-	345384 B.C. Ltd. ("345384")
-	345385 B.C. Ltd. ("345385") - This subsidiary was dissolved on October 12, 2003.
-	371208 B.C. Ltd. ("371208") - This subsidiary was dissolved on February 7, 2003.
-	Venture Pacific Development Corporation USA ("VPDC USA") - and its wholly-owned subsidiary VenPac Nevada 1, Inc. ("Venpac Nevada") - This charter has been allowed to lapse.
-	Venture Pacific Capital Corporation ("Capital") - This subsidiary is being allowed to lapse.
-	Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") - Subsidiary sold with lease business.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2005 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

-	345384 B.C. Ltd. ("345384")
-	345385 B.C. Ltd. ("345385") - This subsidiary was dissolved on October 12, 2003.
-	371208 B.C. Ltd. ("371208") - This subsidiary was dissolved on February 7, 2003.
-	Venture Pacific Development Corporation USA ("VPDC USA") - and its wholly-owned subsidiary VenPac Nevada I, Inc. ("Venpac Nevada") - This charter has been allowed to lapse.
-	Venture Pacific Capital Corporation ("Capital") - This subsidiary is being allowed to lapse
-	Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") - Subsidiary sold with lease business

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

					Estimated
				Net Book	Fair Market
				Value as at	Value as at
	Name of	Date of	Original	March 31,	March 31,
Property	Subsidiary	Acquisition	Cost	2005	2005 *

Lillooet River	345384 BC Ltd.	December1988	$175,000	$312,646	$1,200,000
Front
Lillooet Water	371208 BC Ltd.	September 1989	$225,000	$0	$0
Front **
Cardlock Fuel	345385 BC Ltd.	May 1988	$60,000	$0	$0
Depot ***
Total			$235,000	$312,646	$1,200,000

*	Note - values are based on recommended listing price supplied by third party real estate agents.
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

Options Outstanding
Granted Outside Option Plans
Options Granted	365,000
Options Cancelled	(350,000)
Options Exercised	(15,000)
Options Outstanding:	Nil

1997 Plan
Plan Maximum	830,565
Options Granted Under Plan	830,000
Options Cancelled	(815,000)
Options Exercised	(15,000)
Options Outstanding:	Nil

2000 Plan
Plan Maximum	1,229,414
Options Granted Under Plan	770,000
Options Cancelled	(770,000)
Options Exercised	0
Options Outstanding	Nil

2002 Plan
Plan Maximum - Pre-Consolidation	2,816,111
Plan Maximum - Post Consolidation (2:1 Basis)	1,408,055
Options Granted Under Plan - Post Consolidation	879,028
Options Exercised	Nil
Options Cancelled	352,014

Options Available for Grant - Post Consolidtion:	881,041

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

H. DOCUMENTS ON DISPLAY

Exhibits and documents referred to in this Form 20-F Annual Report that are not attached have been filed with previous Form 20-F Annual Reports. These exhibits and documents can be located either at the United States Securities and Exchange Commission, Washington, D.C. or at the Corporation's head offices at #1502 - 543 Granville Street, Vancouver, B.C., V6C 1X8.

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

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS TO FORM 20-F ANNUAL REPORT

		Page No.

	Cover Sheet	31
	Auditors’ Report Dated June 10, 2005	32
	Consolidated Balance Sheet as at March 31, 2004 and 2004	33
	Consolidated Statements of Loss for Years Ended
	March 31, 2005, 2004 and 2003	34
	Consolidated Statements of Defecit for Years Ended
	March 31, 2005, 2004 and 2003	35
	Consolidated Statement of Cash Flows for Years Ended
	March 31, 2005, 2004 and 2003	36
	Consolidated Statements of Shareholders Equity For Years Ended
	March 31, 2005, 2004 and 2003	38
	Consolidated Statements of Income from Discontinued Operations
	For Years Ended March 31, 2005, 2004 and 2003	39
	Consolidated Schedules of General and Administrative Expenses
	March 31, 2005, 2004 and 2003	40
	Notes To Consolidated Financial Statements for the Years Ended
	March 31, 2005, 2004 and 2003	42

12.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section
	1350 as adopted pursuant to Section 302 of the Sarbannes Oxley Act
	of 2002	57

12.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section
	1350 as adopted pursuant to Section 302 of the Sarbannes Oxley Act
	of 2002	58

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Secution
	1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act
	of 2002	59

13.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Secution
	1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act
	of 2002	60

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

Date: September 28, 2005	By:	“Thomas Pressello”
Amended: September 28, 2006		Thomas J. Pressello
President, Chief Executive Officer and Director

PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2005 and 2004 and the consolidated statements of loss, deficit, cash flows and shareholders’ equity for the years ended March 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended March 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 10, 2005	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

The Standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the consolidated financial statements. As discussed in Note 2 to the accompanying consolidated financial statements, the Company changed its method of accounting for Stock-based Compensation (CICA Handbook Section 3870) in the year ended March 31, 2004.

Our report to the shareholders dated June 10, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
June 10, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: AMISHAN@TELUS.NET

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004
(Stated in Canadian Dollars)

	2005	2004
ASSETS

Current
Cash and cash equivalents	$361,104	$156,333
Marketable securities - Note 3	272,130	-
Prepaid expenses and deposits	19,533	17,084
Promissory note receivable	-	840,335
Land held for resale - Note 4	312,646	306,867
Investment - Note 7	4,999	240,000

	970,412	1,560,619
Advances to a related company - Note 9	-	18,928
Capital assets - Note 5	27,732	29,538

	$998,144	$1,609,085

LIABILITIES

Current
Accounts payable and accrued liabilities - Note 9	$176,876	$330,171
Current liabilities of discontinued operations - Note 6	28,958	28,958

	205,834	359,129

SHAREHOLDERS’ EQUITY

Share capital - Note 8	7,616,876	7,616,876
Contributed surplus - Note 8	202,886	202,886
Deficit	(7,027,452)	(6,569,806)

	792,310	1,249,956

	$998,144	$1,609,085

Commitments and Contingency - Notes 8 and 12

APPROVED BY THE DIRECTORS:

“Tom Pressello”	Director	“Lisa Reynolds”	Director

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF LOSS
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003

Revenues
Interest income - Note 9	$17,063	$22,873	$7,283
Royalty income - Note 9	-	10,377	18,763
Other income	-	-	10,322

	17,063	33,250	36,368
General and administrative expenses - Schedule II	420,124	505,196	624,503

Loss before other items	(403,061)	(471,946)	(588,135)

Other items:
Foreign exchange gain (loss)	(63,117)	50,276	28,785
Gain on sale of marketable securities	20,551	-	-
Gain on settlement of accounts payable	67,981	-	-
Gain on forgiveness of debt	-	-	41,299
Gain (loss) on sale of land held for resale - Note 4	-	(1,119,067)	532,122
Legal settlement cost - Note 12	(80,000)	-	-
Management severance costs	-	-	(250,000)
Write-down of investment - Note 7	-	(60,000)	-

	(54,585)	(1,128,791)	352,206

Loss from continuing operations	(457,646)	(1,600,737)	(235,929)

Income (loss) from discontinued operations - Schedule I	-	(50,097)	162,958

Net loss for the year	$(457,646)	$(1,650,834)	$(72,971)

Basic and diluted loss per share from continuing operations	$(0.06)	$(0.21)	$(0.03)

Basic and diluted income (loss) per share from discontinued operations	$(0.00)	$(0.01)	$0.02

Basic and diluted loss per share for the year	$(0.06)	$(0.22)	$(0.01)

Weighted average number of shares outstanding	7,247,703	7,247,703	6,979,397

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003

Deficit, beginning of the year	$(6,569,806)	$(4,716,086)	$(4,643,115)

Change in accounting policy - Note 2	-	(202,886)	-

Net loss for the year	(457,646)	(1,650,834)	(72,971)

Deficit, end of the year	$(7,027,452)	$(6,569,806)	$(4,716,086)

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003
Operating Activities
Loss from continuing operations	$(457,646)	$(1,600,737)	$(235,929)
Non-cash items
Amortization	9,006	11,388	7,428
Finance fees	-	-	12,250
Foreign exchange	(7,200)	9,166	(31,519)
Gain on forgiveness of debt	-	-	(41,299)
Gain on sale of marketable securities	(20,551)	-	-
Gain on settlement of accounts payable	(67,981)	-	-
Loss (gain) on sale of land held for resale	-	1,119,067	(532,122)
Write-down of investment	-	60,000	-
Changes in non-cash working capital balances - Note 10	(87,763)	(350,263)	143,824

	(632,135)	(751,379)	(677,367)

Financing Activities
Decrease in loans payable	-	(1,068,000)	(21,000)
Repayment of mortgage payable	-	(349,395)	(48,851)
Decrease in restricted cash	-	-	4,000

	-	(1,417,395)	(65,851)

Investing Activities
Advances from (to) a related company	18,928	(18,928)	-
Purchase of investment	-	-	(300,000)
Purchase of marketable securities	(295,101)	-	-
Proceeds on sales of marketable securities	43,522	-	-
Proceeds from promissory note receivable and investment	1,075,336	-	-
Expenditure on land held for development	-	-	(75,092)
Expenditure on land held for resale	(5,779)	(53,330)	(14,388)
Net proceeds from sale of land held for resale	-	2,492,380	768,570
Decrease (increase) in capital assets	-	320	(47,277)
Increase (decrease) in advances from discontinued operations	-	(281,003)	568,956

	836,906	2,139,439	900,769

…/cont’d

SEE ACCOMPANYING NOTES

Continued
PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003

Increase (decrease) in cash from continuing operations	204,771	(29,335)	157,551
Decrease in cash from discontinued operations - Note 6	-	(2,565)	(37,514)

Increase (decrease) in cash during the year	204,771	(31,900)	120,037

Cash and equivalents, beginning of the year	156,333	188,233	68,196

Cash and equivalents, end of the year	$361,104	$156,333	$188,233

Cash and equivalents, is comprised as follows:
Cash and equivalents - continuing operations	$361,104	$156,333	$185,668
- discontinued operations	-	-	2,565

Cash and equivalents, end of the year	$361,104	$156,333	$188,233

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$-	$-	$-

Interest	$-	$75,989	$78,509

Non-cash Transactions - Note 13

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

				Deficit
				Accumulated
	Common Stock			During the
	Issued		Contributed	Development
	Shares	Amount	Surplus	Stage	Deficit	Total

Balance, March 31, 2002	13,040,345	$7,469,567	$-	$(435,527)	$(4,207,588)	$2,826,452
Pursuant to debt settlement agreements - at $0.10	1,040,210	104,021	-	-	-	104,021
2:1 share consolidation	(7,040,269)	-	-	-	-	-
Pursuant to bridge loan fees - at $0.35	35,000	12,250	-	-	-	12,250
Pursuant to debt settlement agreements - at $0.18	172,435	31,038	-	-	-	31,038
Net loss for the year	-	-	-	-	(72,971)	(72,971)

Balance, March 31, 2003	7,247,703	7,616,876	-	(435,527)	(4,280,559)	2,900,790
Change in accounting policy - Note 2	-	-	202,886	-	(202,886)	-
Net loss for the year	-	-	-	-	(1,650,834)	(1,650,834)

Balance, March 31, 2004	7,247,703	7,616,876	202,886	(435,527)	(6,134,279)	1,249,956
Net loss for the year	-	-	-	-	(457,646)	(457,646)

Balance, March 31, 2005	7,247,703	$7,616,876	$202,886	$(435,527)	$(6,591,925)	$792,310

SEE ACCOMPANYING NOTES

Schedule I
PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003
Revenues
Convenience store sales	$-	$-	$384,460
Interest income	-	-	7,082
Vehicle leases and sales, net	-	-	617,972
Other income	-	4,715	12,348

	-	4,715	1,021,862

Costs of sales
Convenience store cost of sales	-	-	363,561
Amortization - leased vehicles	-	-	231,553

	-	-	595,114

Income before general and administrative expenses	-	4,715	426,748

General and administrative expenses - Schedule III	-	(54,812)	552,643

Loss before other items	-	(50,097)	(125,895)

Other items
Loss on disposal of vehicle leasing assets - Note 6	-	-	(200,525)
Gain on disposal of convenience store assets - Note 6	-	-	489,378

	-	-	288,853

Income (loss) from discontinued operations	$-	$(50,097)	$162,958

SEE ACCOMPANYING NOTES

Schedule II

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003

Accounting and audit fees	$10,375	$15,200	$19,800
Administration recovery - Note 9	(57,500)	(24,000)	-
Amortization - capital assets	9,006	11,388	7,428
Bad debts - Note 9	-	26,306	-
Bank charges	577	1,348	2,221
Consulting and management fees - Note 9	102,071	107,500	121,000
Corporate administration fees	26,720	26,983	55,289
Filing fees	7,105	8,571	18,365
Finance fees	-	-	12,250
Interest - Note 9	-	86,511	93,529
Legal and professional fees - Note 9	138,687	24,176	138,521
Office and general	30,714	24,690	23,664
Promotion and advertising	6,130	28,780	2,089
Rent and utilities	69,951	70,807	67,407
Shareholder information and investor relations	4,714	2,584	12,607
Transfer agent fees	2,748	4,897	7,247
Travel and entertainment	5,659	3,305	4,259
Wages and benefits - Note 9	63,167	86,150	38,827

	$420,124	$505,196	$624,503

SEE ACCOMPANYING NOTES

Schedule III
PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES FROM DISCONTINUED OPERATIONS
for the years ended March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

	2005	2004	2003

Accounting and audit fees	$-	$-	$874
Amortization - capital assets	-	-	4,368
Bad debts (recovery)	-	(42)	51,459
Bank charges	-	220	11,813
Convenience store expenses	-	-	6,033
Interest	-	32,500	108,085
Legal and professional fees	-	4,633	6,445
Management fees	-	-	2,598
Office and general	-	617	89,001
Promotion and advertising	-	-	31,293
Rent, property taxes and utilities	-	-	38,138
Travel and entertainment	-	-	4,262
Vehicle leasing expenses	-	-	27,504
Wages and benefits	-	16,884	170,770

	$-	$54,812	$552,643

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars)

Note 1	Nature of Operations - Note 6

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

During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store. The operation of the vehicle leasing business and the joint venture interest are presented as discontinued operations within these consolidated financial statements.

Note 2	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are described in Note 14. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s 50% interest in the Pemberton Junction Store Joint Venture (Note 6) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture. All inter-company transactions have been eliminated.
All significant inter-company transactions and balances have been eliminated.

b)	Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 2

Note 2	Significant Accounting Policies - (cont’d)

c)	Marketable Securities

Marketable securities are carried at the lower of cost and fair market value.

d)	Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

e)	Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment	30% declining balance
Office furniture	20% declining balance
Software	50% declining balance

f)	Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

g)	Basic and Diluted Loss per Share

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

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 3

Note 2	Significant Accounting Policies - (cont’d)

i)	Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, promissory note receivable and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Marketable securities exceed their stated cost as disclosed in Note 3. The fair value of investment and advances to a related company also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

On April 1, 2003, the Company adopted the amended CICA Handbook Section 3870 - “Stock-based Compensation and Other Stock-based Payments”.

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

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 4

Note 3	Marketable Securities

At March 31, 2005, the Company held the following shares of publicly traded companies:

			March 31,
			2005 Fair
	Number of	Original	Market
	Shares	Cost	Value

Southern Silver Exploration Corp.	400,000	$40,000	$256,000
Inovio Biomedical Corp.	20,000	70,966	72,576
Minterra Resources Corp.	500,000	105,000	135,000
Baja Mining Corp.	76,000	48,767	45,600
Cypress Development Corp.	50,000	7,397	5,404

		$272,130	$514,580

The Company acquired 76,000 common shares of Baja Mining Corp. which has a director in common with the Company.

Note 4	Land Held for Resale

As at March 31, 2003, the Company held three parcels of land located in Pemberton, British Columbia in three separate subsidiary companies and a parcel of land located in Pahrump, Nevada through a wholly-owned US subsidiary. One of the Pemberton land parcels was disposed of during the year ended March 31, 2003. During the 2004 fiscal year, the Pahrump, Nevada land parcel was disposed of and the Company realized a loss of $1,130,553, and another Pemberton land parcel was disposed of and the Company realized a gain of $11,486. As at March 31, 2005, the Company’s land held for resale consists of one Pemberton land parcel. The Company capitalized property taxes and other costs to these properties held for resale during the years ended March 31, 2005 and 2004 as follows:

	2005	2004

Balance, beginning of the year	$306,866	$4,696,197
Property taxes	5,780	26,463
Other costs	-	26,867

	312,646	4,749,527
Less: land sold during the year	-	(4,442,660)

Current portion of land held for resale	$312,646	$306,867

Land held for resale is classified as a current asset as it is immediately available for sale.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 5

Note 5	Capital Assets

		2005		2004
		Accumulated
	Cost	Amortization	Net	Net

Computer equipment	$31,056	$15,634	$15,422	$15,065
Office furniture	20,635	9,057	11,578	14,473
Software	4,170	3,438	732	-

	$55,861	$28,129	$27,732	$29,538

Note 6	Discontinued Operations

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

The consolidated balance sheets include the following amounts related to discontinued operations of PJS and VPVL:

	2005	2004

Accounts payable	$28,958	$28,958

Current liabilities of discontinued operations	$28,958	$28,958

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 6

Note 6	Discontinued Operations - (cont’d)

Cash flows from discontinued operations are as follows:

	2005	2004	2003

Operating Activities
Income (loss) from discontinued operations	$-	$(50,097)	$162,958
Non-cash items:
Amortization	-	-	235,921
Loss on disposal of leasing vehicle assets	-	-	200,525
Gain on disposal of store assets	-	-	(489,378)
Deferred revenue	-	-	(9,866)
Changes in non-cash working capital balances:
Accounts receivable	-	-	10,506
Inventory	-	-	107,392
Prepaid expenses and deposits	-	-	3,765
Accounts payable	-	(1,572)	(127,414)
Security deposits	-	-	(5,290)

	-	(51,669)	89,119

Financing Activities
Increase (decrease) in loans payable	$-	(231,899)	(768,101)
Advances from (to) parent company	-	281,003	(568,956)

	-	49,104	(1,337,057)

Investing Activities
Proceeds from disposal of assets of PJS and VPVL	-	-	1,365,806
Purchase of capital assets	-	-	(1,650)
Purchase of lease vehicles, net of sales	-	-	(88,138)

	-	-	1,276,018

Increase (decrease) in cash	-	(2,565)	28,080
Cash balance of PJS on disposal	-	-	(65,594)

Increase (decrease) in cash from discontinued operations	$-	$(2,565)	$(37,514)

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 7

Note 7	Investment

On December 10, 2002, the Company entered into an investment agreement (the “Agreement”) with National Direct Response Marketing Canada Inc. (“NDRM”). Concurrent with entering into the Agreement, a director of the Company became a director of NDRM. NDRM is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The first two debenture advances by the Company required under the Agreement totalled $300,000 and bear interest at 8% per annum, payable quarterly. The investment also entitled the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

In May, 2004, the Company and NDRM entered into a full and final release agreement in which NDRM is released from any and all possible actions and future obligations that may become due under the Agreement for consideration of a total of $240,000 payable to the Company.

As at March 31, 2004, this investment was written down to its net recoverable amount of $240,000 and as at March 31, 2005, three instalments of $1,667 under the Release Agreement are due.

Note 8	Share Capital

a)	Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b)	Commitments:

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

As disclosed in Note 2, effective for the year ended March 31, 2004, the Company adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the two years ended March 31, 2005, the Company recorded no compensation charge as no stock options were granted during these years. As at March 31, 2004 $202,886 related to amounts vested after January 1, 2002 have been recognized by retroactive restatement.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 8

Note 8	Share Capital - (cont’d)

b)	Commitments: - (cont’d)

Stock-Based Compensation Plan - (cont’d)

The following assumptions were used for the Black-Scholes model:

	2005	2004	2003

Weighted average fair value of options granted	-	-	$0.22-$0.41
Risk free rates	-	-	3.93%
Dividend yield	-	-	0.0%
Expected volatility	-	-	136%-145%
Weighted average expected stock option life	-	-	5 yrs

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range

Outstanding and exercisable at March 31, 2003	934,528	$0.24-$1.00
Cancelled	(7,500)	$0.80

Outstanding and exercisable at March 31, 2004	927,028	$0.24-$1.00
Expired	(48,000)	$1.00

Outstanding and exercisable at March 31, 2005	879,028	$0.24

On March 31, 2005, there were 879,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of	Exercise
Shares	Price	Expiry Date

829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007

879,028

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 9

Note 9	Related Party Transactions - Notes 3 and 7

For the years ended March 31, 2005, 2004 and 2003, the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2005	2004	2003

Interest income	$-	$12,000	$5,986
Royalty income	-	10,377	18,763

	$-	$22,377	$24,749

Administration recovery	$(57,500)	$(24,000)	$-
Bad debts	-	20,907	-
Consulting and management fees	89,640	107,500	121,000
Interest	-	1,324	2,011
Legal and professional fees	3,012	907	94,739
Wages and benefits	-	32,000	28,000

	$35,152	$138,638	$245,780

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Advances to a related company of $Nil (2004:  $18,928) were unsecured, non-interest bearing and had no specific terms for repayment.

Included in accounts payable and accrued liabilities is $75 (2004:  $25,813) owed to directors of the Company or to companies with common directors. These balances are unsecured, non-interest bearing and have no specific terms for repayment.

Note 10	Changes in Non-Cash Working Capital Balances

	2005	2004	2003

Accounts receivable	$-	$102	$7,995
Prepaid expenses and deposits	(2,449)	1,716	(747)
Accounts payable	(85,314)	(112,642)	(95,435)
Due to related parties	-	10,561	(17,989)
Severance obligation	-	(250,000)	250,000

	$(87,763)	$(350,263)	$143,824

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page10

Note 11	Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Net tax losses carried forward	$2,307,265	$2,306,717
Less: valuation allowance	(2,307,265)	(2,306,717)

	$-	$-

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At March 31, 2005, the Company and its subsidiaries have accumulated non-capital losses of approximately $6,592,187 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes. These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows:

2007	$477,222
2008	605,620
2009	1,341,443
2010	1,252,859
2011	1,032,382
2012	476,079
2013	533,991
2014	522,051
2025	350,540

$6,592,187

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 11

Note 12	Commitments and Contingency - Note 8

The Company is committed to future minimum payments under an operating lease for office space as follows:

Year ended March 31, 2006	$62,495
2007	62,495

$124,990

During the year ended March 31, 2005, the Company settled a legal dispute with a former employee regarding a finder’s fee claim originating in 1998, including accrued interest, for $80,000.

Note 13	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded from the statement of cash flows:

During the year ended March 31, 2004, the Company disposed of certain land held for resale and consideration received included a promissory note receivable totalling $840,335.

During the year ended March 31, 2003:

a)	the Company issued 1,040,210 common shares at $0.10 per share to settle accounts payable totalling $104,021.

b)	the Company issued 172,435 common shares at $0.15 per share to settle accounts payable totalling $31,038.

c)	the Company issued 35,000 common shares at $0.35 per share pursuant to bridge loan fees totalling $12,250.

Note 14	Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 12

Note 14	Differences between Canadian and US Generally Accepted Accounting Principles
- (cont’d)

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

c)	Stock-based Compensation - Note 2

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB 25 and SFAS No. 143, the compensation charge associated with non-employees options has been recorded in reconciling items for the years ended March 31, 2003 and earlier. Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 143 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148. The Company has adjusted the opening Contributed Surplus (Additional paid-in capital) to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

d)	Comprehensive Income

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the period.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 13

Note 14	Differences between Canadian and US Generally Accepted Accounting Principles
- (cont’d)

The impact of these material differences on the consolidated financial statements is as follows:

	2005	2004	2003

Net loss for the year per Canadian GAAP	$(457,646)	$(1,650,834)	$(72,971)
Deferred costs (a)	-	-	(75,092)
Capitalized holding costs (b)	(5,780)	(4,914)	(14,388)
Unrealized gain on trading securities (d)	242,450	-	-
Prior years’ capitalized deferred and holding costs included in loss on sale of land held for resale	-	1,396,844	-

Net loss for the year per US GAAP	$(220,976)	$(258,904)	$(162,451)

Basic loss per share per US GAAP	$(0.03)	$(0.03)	$(0.02)

Balance Sheets

Total assets per Canadian GAAP	$998,144	$1,609,085	$5,262,866
Deferred costs (a)	-	-	(1,498,334)
Capitalized holding costs (b)	(10,694)	(4,914)	(101,396)
Marketable securities increase (d)	242,450	-	-

Total assets per US GAAP	$1,229,900	$1,604,171	$3,663,136

Total liabilities per Canadian and US GAAP	$205,834	$359,129	$2,362,076

Shareholders’ Equity

Deficit, end of the year per Canadian GAAP	$(7,027,452)	$(6,569,806)	$(4,716,086)
Deferred costs (a)	-	-	(1,498,334)
Capitalized holding costs (b)	(10,694)	(4,914)	(101,396)
Stock-based compensation (c)	(35,600)	(35,600)	(35,600)
Unrealized gain on trading securities (d)	242,450	-	-

Deficit, end of the year per US GAAP	(6,831,296)	(6,610,320)	(6,351,416)
Share capital per Canadian and US GAAP	7,616,876	7,616,876	7,616,876
Contributed surplus (additional paid-in
capital)	202,886	202,886	-
Contributed surplus (c)	35,600	35,600	35,600

Shareholders’ equity per US GAAP	$1,024,066	$1,245,042	$1,301,060

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
March 31, 2005, 2004 and 2003
(Stated in Canadian Dollars) - Page 14

Note 14	Differences between Canadian and US Generally Accepted Accounting Principles
- (cont’d)

	2005	2004	2003

Cash Flows

Cash flows used in operating activities per Canadian GAAP	$(632,135)	$(751,379)	$(677,367)
Deferred costs (a)	-	-	(75,092)
Capitalized holding costs (b)	(5,780)	(4,914)	(14,388)
Unrealized gain on trading securities (d)	242,450	-	-

Cash flows used in operating activities per US GAAP	(395,465)	(756,293)	(766,847)

Cash flow provided by (used in) financing activities per Canadian and US GAAP	-	(1,417,395)	(65,851)

Cash flow provided by investing activities per Canadian GAAP	836,906	2,139,439	900,769
Expenditure on land held for development (a)	-	-	75,092
Expenditure on land held for resale (b)	5,780	4,914	14,388
Unrealized gain on marketable securities (d)	(242,450)	-	-

Cash flows provided by investing activities per US GAAP	600,236	2,144,353	990,249

Increase (decrease) in cash from continuing activities per US GAAP	204,771	(29,335)	157,551
Decrease in cash flows from discontinued operations for Canadian and US GAAP	-	(2,565)	(37,514)

Increase (decrease) in cash per US GAAP	$204,771	$(31,900)	$120,037