Form 20-F
period 2007-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2007-09-26
CIK 936801

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . .

For the transition period from . . . . . . . . . . . . . . to . . . . . . . . . . . . . .

Commission file number: 2-27608

PACIFIC HARBOUR CAPITAL LTD.
(Exact name of Company as specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1502 – 543 Granville Street
Vancouver, British Columbia, Canada V6C 1X8
(Address of principal executive offices)

None
Securities registered or to be registered pursuant to Section 12(b) of the Act
(Title of each class)

Not applicable
Name of each exchange on which registered

Common Shares Without Par Value
Securities registered or to be registered pursuant to Section 12(g) of the Act

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
(Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report date:   March 31, 2007
7,247,703 Common Shares without par value

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

TABLE OF CONTENTS

PART I

PART II

PART III

The information contained in this Annual Report is current at September 11, 2007 except where a different date is specified.

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

In Canadian Dollars Unless Otherwise Indicated

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (hereinafter the "Company"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2007, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 9 in the Consolidated Financial Statements) that have been audited by Amisano Hanson, Chartered Accountants of Vancouver, Canada as to the five years ended March 31, 2007. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	2007	2006	2005	2004		2003
						(Restated)
(All Canadian Dollars)
Operating Data
Revene (1)	$515,062	$221,638	$37,614	$33,250		$1,058,230
Cost of land held for resale	-	-	-	-		-
Cost of townhouse condominiums for resale	-	-	-	-		-
Cost of convenience store goods for resale	-	-	-	-		(363,561)
Net Revenue	$515,062	$221,638	$37,614	$33,250		$694,669

Administrative expenses	(266,248)	(357,884)	(420,124)	(505,017)		(1,091,061)
Gain(loss) on investments & Other Items	85,833	36,881	4,864	(1,179,067)		-
Severence Costs & Other Items	-	-	(80,000)	-		323,421

Net Income (loss)	$334,647	$(99,365)	$(457,646)	$(1,650,834)	$	(72,971)

Earnings (loss) per share	$0.05	$(0.01)	$(0.06)	$(0.22)		$(0.01)

Balance Sheet Data
Working Capital	1,024,963	742,997	764,758	1,201,490		(1,299,839)
Total assets (2)	1,156,569	934,996	998,144	1,609,085		5,262,866
Long term debt	-	-	-	-		298,234
Shareholders' equity	1,096,185	761,538	792,310	1,249,956		2,900,790

Summary of differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (US)

	2007	2006	2005	2004	2003
					(Restated)

Net income (loss) – Canadian GAAP	$334,647	$(99,365)	$(457,646)	$(1,650,834)	$(72,971)
Differences:

Other deferred development costs	-	-	-	1,396,844	(75,092)

Write-down of other deferred Development costs	-	-	-	-	-
Unrealized gain (loss) on trading securities	(128,318)	(102,749)	242,450	-	-
Prior years’ holding costs included in gain On sale of land held for resale	15,653	-	-	-	-
Capital holding costs Expensed under US GAAP	-	(4,959)	(5,780)	(4,914)	(14,388)

Net income (loss) – US GAAP	$221,982	$(207,073)	$(220,976)	$(258,904)	$(162,451)

	2007	2006	2005	2004	2003
					(Restated)

Earnings (loss) per share – US GAAP	$0.03	$(0.03)	$(0.03)	$(0.03)	$(0.02)
Weighted average number of shares Outstanding under US GAAP	7,247,703	7,247,703	7,247,703	7,247,703	6,979,397

Shareholder's equity – Canadian	1,096,185	$761,538	$792,310	$1,249,956	$2,900,790
Stock Based Compensation	(35,600)	(35,600)	(35,600)	(35,600)	-

Other deferred costs, expensed under US GAAP	-	-	-	-	(1,498,334)

Contributed Surplus	35,600	35,600	35,600	35,600	-
Unrealized gain on trading securities	11,383	139,701	242,450	-	-

Capitalized holding costs, expensed Under US GAAP	-	(15,653)	(10,694)	(4,914)	(101,396)

Shareholders' equity – US GAAP	$1,107,568	$885,586	$1,024,066	$1,245,042	$1,301,060

(1)

Revenues for all periods disclosed comprised sales revenue of the corporation's interest in PJSJV, land sales, net vehicle lease and sale income, interest and other miscellaneous income. Under US GAAP these amounts would be considered "Other income" rather than "Revenue". There is no effect on reported net income (loss).

(2)

Total assets would be reduced for the adjustments noted under "Shareholders Equity" resulting in the following amounts under US GAAP: 2007 - $1,167,952; 2006 - $1,059,044; 2005 - $ 1,229,900; 2004 - $1,604,171 and 2003 - $3,663,136.

Currency and Exchange Rates

In this Annual Report on Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of September 11, 2007, the exchange, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was 1.0430

The high and low exchange rates for each of the previous six months based on the noon buying rate published by the Federal Reserve Bank of New York are:

Month of	High	Low
September 2007	1.0546	1.0430
August 2007	1.0754	1.0497
July 2007	1.0689	1.0372
June 2007	1.0727	1.0579
May 2007	1.1136	1.0701
April 2007	1.1583	1.1068

The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the calendar year for the past 5 years. Rates quoted are the Canadian Dollar exchange for US $1.00

Year	Period End	Average	High	Low
2007	1.1682	1.1386	1.1759	1.1094
2006	1.1087	1.1345	1.1796	1.0926
2005	1.2040	1.2302	1.2703	1.1946
2004	1.3081	1.3531	1.4940	1.2679
2003	1.4716	1.5493	1.6050	1.4584

On March 31, 2007 the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.00 U.S. = $1.1530 Canadian.

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

History of losses and expected losses in the future:

The Company reported a loss of $72,971 for the year ended March 31, 2003; a loss of $1,650,834 for the year ended March 31, 2004; a loss of $457,646 for the year ended March 31, 2005; a loss of $99,365 for the year ended March 31, 2006 and a net gain of $334,647 for year ended March 31, 2007. Net gains for 2007 were attributable to the disposal of marketable securities and the realized gain on the sale of the Company’s land investment. The Company cannot predict when it may be able to sustain or increase its profitability.

Availability of capital:

The Company may not have sufficient capital to fund its operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Company's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. The Company may also require additional capital to develop existing business or to acquire or invest in complimentary business or products. If the Company issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Company will be reduced.

Risk Factors Related to Ownership and Trading Market

Volatility of stock price:

Stock markets experience extreme price and volume fluctuations. Since the Company's initial public offering, the market value of its common shares has fluctuated significantly. These fluctuations are often unrelated to the operating performance of particular companies, including the Company. The broad market fluctuations may adversely affect the market price of the Company's common shares. This may adversely affect the ability of the Company to use its common shares as consideration in acquisition transactions. In addition, when the market price of a company's stock drops significantly, shareholders often commence securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of management and other resources.

Future sales of common shares:

If the Company's shareholders sell substantial amounts of common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect.

General unforeseen and non-controllable risks:

The Company invests and divests itself of assets as determined by the general economic environment and health of relevant sectors. Real estate development is an intensely competitive and highly cyclical business, typically involving "boom and bust" cycles. While location is one of the most important factors in real estate ownership, development is also critically affected by the availability of financing and general economic conditions.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd.'s, principal office is located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's separate subsidiaries incorporated in British Columbia are private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as are the U.S. subsidiaries, Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2007 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in two old shares of the Company being consolidated into one new common share. At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares"). As of the Company's year end of March 31, 2007 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

The Company became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Company's listing on the TSX-VE is as a Tier 1 Company trading under the symbol "PCF". The Company’s common shares trade on the OTC Bulletin Board under the symbol “PCFHF”.

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

e)	investments into public securities and private corporations

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

Province of British Columbia, Canada

The Company has a fee simple interest in a real estate property in Pemberton, British Columbia. Specific information regarding this property and its stage of development and operations is set forth under "Item 4.D - Plant, properties and equipment." The Company held its real estate interest through a wholly owned subsidiary. In March 2007, the Company announced that their subsidiary had closed on the sale of their 133 acre parcel of land and received gross proceeds of $742,000 Cdn.

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

  345384 B.C. Ltd. ("345384") – This subsidiary was dissolved on March 30, 2007.
  345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 12, 2003.
  371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.
  Venture Pacific Development Corporation USA ("VPDC USA") – and its wholly-owned subsidiary VenPac Nevada 1, Inc. ("Venpac Nevada") – This charter has been allowed to lapse.
  Venture Pacific Capital Corporation ("Capital") – This subsidiary is being allowed to lapse.
  Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

The Company announced on March 9, 2007 that their wholly owned subsidary had closed on the sale of this parcel of land for gross proceeds of $742,000 Cdn. less costs which provided the Company with net proceeds of $717,704.49 Cdn.

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

River Front Property 40.5 Acre Site - Canada

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

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2007 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries. These wholly-owned subsidiaries are:

  345384 B.C. Ltd. ("345384") – This subsidiary was dissolved on March 30, 2007.
  345385 B.C. Ltd. ("345385") – This subsidiary was dissolved on October 23, 2003.
  371208 B.C. Ltd. ("371208") – This subsidiary was dissolved on February 7, 2003.
  Venture Pacific Development Corporation USA ("VPDC USA") – Charter revoked August 1, 2004
  VenPac Nevada I, Inc. ("Venpac Nevada") – Charter revoked December 1, 2005
  Venture Pacific Capital Corporation ("Capital") – This subsidiary allowed to lapse
  Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), but where application of Canadian GAAP results in differences with financial statements prepared in accordance with United States generally accepted accounting principles ("'US GAAP"), these differences have been disclosed in Item 3A.

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2007 (fiscal 2007) with comparison to the prior year ended March 31, 2006 (fiscal 2006).

A.	OPERATING RESULTS

The Company’s revenue consisted mainly of investment income, gain on the sale of marketable securities and the gain on the sale of land. Revenue from existing resources increased this year by $293,424 to $515,062.

The Company’s general and administrative expenses declined in the year from $357,884 in fiscal 2006 to $266,248 in fiscal 2007, a decline of $91,636 or 26%. The decrease was mainly attributable to a reduction in stock-based compensation pursurant to the issuance of stock options for personnel and directors in fiscal 2006.

The Company received fees in the amount of $48,741 from a related company that has a director and officer in common. Fees were received for shared office facilities and administration staff.

The Company realized a decrease in legal and professional fees during fiscal 2007 from $13,040 in fiscal 2006 to $8,956 in fiscal 2007.

In fiscal 2007, the Company paid $24,000 in consulting and management fees to a company controlled by a director and officer of the Company. In addition, the Company paid $241 (2006: $2,077) in legal fees to a law firm whose partner is a director of the Company.

During the last fiscal year, corporate administration fees increased from $24,682 in fiscal 2006 to $25,735 in fiscal 2007. During this same period wages and benefits increased slightly from $96,977 in fiscal 2006 to $98,935 in fiscal 2007 due to the addition of part-time administrative staff.

Overall the Company reported net income of $334,657 or $0.05 income per share for the year ended March 31, 2007 compared to net loss of $99,365 or $0.01 loss per share for the year ended March 31, 2006.

B.	LIQUIDITY AND CAPITAL RESOURCES

Working capital increased by $281,966 from $742,997 at March 31, 2006 to $1,024,963 at at March 31, 2007. The increase was attributable to proceeds from sale of land and from settlement of accounts payable. The Company is of the opinion that the working capital is sufficient for the Company’s present requirements.

For the year ended March 31, 2007, the Company had negative cash outflow of $278,216 from operating activities compared to $269,476 negative cash outflow from 2006 operating activities. From an operating standpoint, the Company continues to rely on proceeds from the sale of investments or property to remedy operating deficiency. The Company has no plans for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2007.

In fiscal 2007, the Company invested $82,932 in marketable securities and investments and received proceeds of $233,856 from the sale of marketable securites. In addition, the Company received $719,226 from the sale of land. Overall net proceeds from investing activities were $857,156.

The Company generated positive net cash inflow of $578,940 for the year. Depending on future growth and investment activities, the Company may obtain equity to support acquisition or investment activities.

Prepared in accordance with US GAAP the net income for the year ended March 31, 2007 would be $221,982 compared to a net loss of $207,073 for the year ended March 31, 2006. The differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP.

Net assets in accordance with Canadian GAAP were $1,156,569 at March 31, 2007 compared to $934,996 at March 31, 2006. Net assets in accordance with US GAAP would be $1,167,952 at March 31, 2007 and $1,059,044 at March 31, 2006. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

Potential changes in other current assets (Accounts receivable, Inventory, and Prepaid expense and deposits) or current liabilities (Accounts payable, Security deposits, Deferred revenue) are not known at this time or are not considered by management to have a significant impact on the liquidity of the Company.

					Estimated
				Net Book	Fair Market
				Value as at	Value as at
	Name of	Date of	Original	March 31,	March 31,
Property	Subsidiary	Acquisition	Cost	2007	2007

Lillooet River	345384 BC Ltd.	December1988	$175,000	$0	$0
Front *
Lillooet Water	371208 BC Ltd.	September 1989	$225,000	$0	$0
Front **
Cardlock Fuel	345385 BC Ltd.	May 1988	$60,000	$0	$0
Depot ***
Total				$0	$0

*	The sale of this 133-acre parcel of land was completed on March 8, 2007 for a total dollar value of $742,000.

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

On February 12, 2004 the Company announced the completion of their transaction with respect to the sale of the Pahrump, Nevada property. A portion of the proceeds of this sale were applied to clear the balance of the Company's and Leasecorp's indebtedness to Hartford Securities thereby repaying the loans in their entirety. Proceeds from the sale of the property were also used to pay off the mortgage held on the property.

In fiscal 1997, the Company abandoned plans to develop the parcel of land located in Pemberton B.C. and held by its wholly-owned subsidiaries, 345384 B.C. Ltd. Therefore the cost of the land (original acquisition costs plus property taxes, carrying costs, legal fees and other costs expended) was reclassified from "Property held for development' 'to "Land held for resale".

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

The Directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Company's Articles. The Company's last annual general meeting was held on August 20, 2007 and the next meeting must be held within 13 months of that date as specified by the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of August 29, 2007, the following persons were directors and executive officers of the Company:

NAME	AGE	POSITION	DATE OF APPOINTMENT
Thomas Pressello *	38	Director	December 12, 2001
		Chief Executive Officer
		and President	March 5, 2002

Michael Reynolds *	43	Director	July 26, 2005

David Raffa *	50	Director	December 7, 2005

* Member of Audit Committee

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Michael Reynolds – was appointed to the Board of Directors on July 26, 2005. Mr. Reynolds was an investment advisor having spent from 1986 to January 2005 with Canaccord Capital Corporation, a full service investment dealer in Canda with capital markets operations in the United Kingdom and the Uunited States. Canaccord is publicly traded on the the Toronto Stock Exchange and AIM, a market operated by the London Stock Exchange. During Mr. Reynolds tenure with Canaccord he was instrumental in securing public financing for a number of listed companies on both the Toronto Stock Exchange and the TSX Venture Exchange.

David J. Raffa – was appointed as Secretary of the Company on March 21, 2002 appointed to the Board of Directors on December 7, 2005. On June 27, 2007 Mr. Raffa resigned in his capacity as Secretary but remains on the board as a director. Mr. Raffa is one of the founders, COO and Fund Manager of BC Advantage Funds (VCC) Ltd. and is a member of the Board of the BC Technology Industries Association and has been an advisor to both the B.C. Securities Commission and the TSX Venture Exchange in repect of issues material to the technology industry. Mr. Raffa is a lawyer previously with the law firm Catalyst Corporate Finance Lawyers.

Subsequent to Mr. Raffa’s resignation as Secretary of the Company, the Company appointed Deborah McDonald, an employee of the Company, to hold this position.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

There are no family relationships between any Directors of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	COMPENSATION

The Company has no standard arrangement pursuant to which directors and/or officers are compensated by the Company for services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the TSX Venture Exchange.

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

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$24,000(4) $44,250(4) $78,000(4)	Nil Nil 352,014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)	Director fees, consulting/managment fees and car allowance.

2)	Stock Appreciation Rights.

3)	Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd and Equation Capital Consulting Ltd., private B.C. companies whose shares are owned by the Pressello Trust of which Thomas Pressello is a Trustee and Beneficiary.

No new stock options were granted to the Named Executive Officer of the Company during the fiscal year ended March 31, 2007.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended March 31, 2007, although subsequent to the year end the stock option expiry date was amended from December 13, 2007 to June 25, 2012.

Aggregated Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets out forth details of all exercises of stock options during the most recently completed fiscal year by the Named Executive Officer and the number of unexercised options held by the Named Executive Officer. During this period, no outstanding SAR's were held by the Named Executive Officer.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014	$38,721.54

1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price. The average 10 day closing price of the common shares as at March 30, 2007 was $0.35 per share.

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

Cash and Non-Cash Compensation – Directors

The Company has no formal plan for compensating its directors for their service in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

Options Grants During The Most Recently Completed Fiscal Year

The Company did not grant any new options to directors of the Company during the fiscal period ended March 31, 2007.

The following table sets out details of all stock options held by directors who are not Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on a aggregate basis

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
Michael Reynolds	Nil	Nil	352,014	$38,721.54
David Raffa	Nil	Nil	150,000	$ 13,500.00

1) Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price. The average 10 day closing price of the common shares as at March 30, 2007 was $0.35 per share.

There were no repricings of stock options held by directors of the Company during the fiscal year ended March 31, 2007.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at the end of the most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,009,028	$0.24	399,027
Equity compensation plans not approved by shareholders	Nil	Nil	N/A
Total	1,009,028	$0.24	399,027

C.	BOARD PRACTICES

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. The Company’s last Annual General Meeting was held on August 20, 2007 when all directors were re-elected to the Board. Thomas Pressello has been a director of the Company since December 14, 2001 and President and Chief Executive Officer of the Company since March 5, 2002; Michael Reynolds has been a director of the Company since July 26, 2005 and David Raffa has been a director of the Company since December 7, 2005. The Company has no arrangement to provide benefits to directors upon termination of employment.

The Audit Committee of the Compay consists of the Company’s entire Board of Directors, Thomas Pressello, David Raffa and Michael Reynolds. The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the internal accountants; and the adequacy of the Company's accounting, financial and operations controls, refine and amend them to comply with public company disclosure as necessary.

The Company does at the present time have an remuneration committee.

D.	EMPLOYEES

During fiscal 2007, 2006 and 2005, the Company employed one full time employee and two part-time employees, two employees worked in administration roles and one worked in accounting. All employees are located at the Company's offices in Vancouver, B.C. Canada. The Company has no relationship with labour unions.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at August 29, 2007	Number of Options or Warrants Outstanding at August 29, 2007	Beneficial Percentage Ownership (1)	Exercise Price	Expiry Date

Thomas Pressello	200,250 *	352,014	7.62%	$0.24	June 25, 2012

Michael Reynolds	708,000	352,014	14.63%	$0.24	Dec. 7, 2010

David Raffa	Nil	25,000	2.07%	$0.24	Dec. 13, 2007
		125,000		$0.24	Dec. 7, 2010

*	200,000 of these shares are owned by the Pressello Trust of which Thomas Pressello is a Trustee and Beneficiary.

(1)	This table has been prepared based on 7,247,703 Common Shares outstanding as of August 29, 2007.

The Company adopted a stock option plan, approved by the Board of Directors on August 15, 2002 and by the shareholders of the Company on September 19, 2002 (the "2002 Plan") under which the maximum number of common shares reserved for issuance pursuant to the grant of stock options was 2,816,111. Subsequent to the adoption of the 2002 Plan, the shares were consolidated on a 2:1 basis and the stock option plan was consolidated by the same ratio. This is approximately 20% of the current issued and outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons. The percentages for each listing are calculated based on the number of outstanding common shares of 7,247,703.

	NUMBER OF COMMON	PERCENTAGE OF
	SHARES HELD AS AT	OUTSTANDING
NAME AND ADDRESS	AUGUST 29, 2007	SHARES HELD

Hartford Estate Holdings Ltd.*	1,582,120	21.83%
#503 – 100 Park Royal
West Vancouver, B.C.
V7T 1A2

Michael Reynolds	708,000	9.77%
#1502 – 543 Granville Street
Vancouver, B.C.
V6C 1X8
  Hartford Estate Holdings Ltd. is a private British Columbia incorporated company wholly-owned by Marion Clemiss.

There has been no change in the percentage ownership held by major shareholders during the past three years. Also all shareholders of common shares are afforded the same voting rights.

Based on the records of Computershare Trust Company of Canada, the Company's registrar and transfer agent, as at July 31, 2007 there were 7,247,703 issued and outstanding Common Shares and 24 registered shareholders of which 16,666 Common shares were held by 14 registered shareholders located in the United States; 79,884 Common shares held by 9 registered shareholders located in Canada and 13,000 Common shares held by 1 registered shareholder located in the Cayman Islands.

The Company is not directly or indirectly owned or controlled by any person, corporation or foreign government.

The Company is unaware of any events which may occur in the future to result in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the fiscal year ended March 31, 2007, or proposed material transactions between the Company or any of its subsidiaries and:

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

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended March 31, 2007 audited by Amisano Hanson, an independent auditor. Included in these statements are the Audit Report dated June 8, 2007, Balance Sheets as at March 31, 2007 and 2006, Consolidated Statements of Operations for the fiscal years ended March 31, 2007, 2006 and 2005, Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2007, 2006 and 2005, Consolidated Statements of Shareholders’ Equity for the fiscal years ended March 31, 2007, 2006 and 2005, Consolidated Schedules of General and Administrative Expenses (Schedule 1) for the fiscal years ended March 31, 2007, 2006 and 2005, Notes to the Financial Statements and Management’s Discussion and Analysis Report as at July 13, 2007.

The Company is currently involved with one legal case. The case involves a law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

In consideration of payment in the amount of $27,641.91 a previous lawsuit that was filed against the Company by a legal firm used by previous management of the Company was dismissed and mutual releases were provided by each party. Former management of the Company had purchased the debts of this legal firm and asserted a claim against the Company.

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

The following table sets forth, for the five fiscal years indicated, the high and low reported market price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange (in Canadian $)		OTC Bulletin Board (in US $)

Fiscal Year	High	Low	High	Low
2007	0.85	0.23	0.19	0.00
2006	0.74	0.165	0.30	0.00
2005	0.35	0.155	0.225	0.125
2004	0.27	0.10	0.125	0.09
2003	0.50	0.06	0.145	0.05

The following table sets forth, for the two most recent full financial years, the high and low market price for each full financial quarter of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

		TSX Venture Exchange (in Canadian $)		OTC Bulletin Board (in US $)

Year	Quarter	High	Low	High	Low
2007	4th	0.35	0.255	0.19	0.00
	3rd	0.26	0.23	0.00	0.00
	2nd	0.49	0.235	0.00	0.00
	1st	0.85	0.40	0.00	0.00
2006	4th	0.74	0.245	0.30	0.05
	3rd	0.29	0.20	0.18	0.13
	2nd	0.275	0.165	0.00	0.00
	1st	0.24	0.175	0.17	0.11

The following table sets forth for the most recent six months, the high and low market price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange		OTC Bulletin Board (in US $)
	(in Canadian $)

Month	High	Low	High	Low
August 2007	0.39	0.275	0.3	0.232
July 2007	0.275	0.275	0.00	0.00
June 2007	0.30	0.255	0.00	0.00
May 2007	0.34	0.305	0.00	0.00
April 2007	0.38	0.325	0.00	0.00
March 2007	0.35	0.28	0.19	0.19

B.	PLAN OF DISTRIBUTION

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C.	MARKETS

The Common Shares of the Company are traded in Canada on the TSX Venture Exchange ("TSX-VE), under the symbol "PCF", CUSIP #69439N105 and in the United States are quoted on the Over-the-Counter Bulletin Board under the symbol "PCFHF".

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

The Company is required to give its registered shareholders, including intermediaries who hold shares on behalf of beneficial owners, not less than 21 days notice of any general meeting of the Company, unless all such shareholders consent to reduce or waive the period. In addition, the Company is obliged to give notice no fewer than 30 or more than 60 days prior to the date of the meeting. The Company then delivers in bulk, proxy-related materials in the amounts specified by the intermediaries. No shares of the Company owned by intermediaries may be voted at a general meeting of the company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares. The beneficial owner must then delivery voting instructions to the intermediary to enable the intermediary to deliver a proxy to the Company on the beneficial owner’s behalf within the time limited by the Company for the deposit of proxies in order for the beneficial owner’s shares to be voted at the meeting.

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

There are no limitations under the laws of Canada, the Province of British Columbia, or in the charter documents of the Company on the rights of a non-resident to hold or vote the Company's Common Shares other than as provided by the Investment Canada Act (the "Act!) enacted on June 20, 1985 and as further amended, by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form that is filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued.

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

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Act") and the Canada-United States Income Tax Convention (the “Treaty”), deal at arm's length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on insurance business in Canada and elsewhere, do not hold Common Shares that are effectively connected with an insurance business carried on in Canada.

Under the Act and the Treaty, a U.S. shareholder of common shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company

A U.S. shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on the disposition of Common Shares unless the Common Shares are "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a stock exchange prescribed within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arms length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is listed on a prescribed stock exchange within the meaning of the Canadian Act.

The foregoing discussion of Canadian taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Shares.

United States Federal Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayee') will recognize a gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic Company that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.

For any taxable year of the Company, if at least 75% of the Company's gross income is "Passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a "qualified electing fund' (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the Items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for such taxable year. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Stock.

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

Exhibits and documents referred to in this Form 20-F Annual Report that are not attached have been filed with previous Form 20-F Annual Reports. These exhibits and documents can be located either at the United States Securities and Exchange Commission, Washington, D.C. or at the Company's head offices at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

I.	SUBSIDIARY INFORMATION

The following sets forth the names of current or dissolved subsidiaries of the Company:

  345384 B.C. Ltd. ("345384") – Subsidiary dissolved on March 30, 2007.
  345385 B.C. Ltd. ("345385") – Subsidiary dissolved on October 23, 2003.
  371208 B.C. Ltd. ("371208") – Subsidiary dissolved on February 7, 2003.
  Venture Pacific Development Corporation USA ("VPDC USA") – Charter revoked August 1, 2004
  VenPac Nevada I, Inc. ("Venpac Nevada") – Charter revoked December 1, 2005
  Venture Pacific Capital Corporation ("Capital") – Subsidiary allowed to lapse
  Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – Subsidiary sold with lease business
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

Based on their evaluation as of the financial period ended March 31, 2007 covered by this Annual Report on Form 20-F, the Company’s principal executive officer and acting financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) are effective and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian GAAP. Management believes that any system of internal controls, no matter how well designed or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

Management has concluded that although limitations exist in the design of internal control over financial reporting caused by a lack of adequate segregation of duties between the recording of cash receipts and disbursements and the authorization and reconciliation of bank accounts, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, management will perform weekly review and reconciliation of financial assets in order to compensate for the above-mentioned weakness.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Thomas Pressello qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. Mr. Pressello graduated with Business Administration Honors from the Ivey School of Business at the University of Western Ontario and also completed his Chartered Financial Analyst Candidate Level I. Mr. Pressello previously worked with the Toronto Dominion Bank in Corporate Banking managing a $100,000,000 credit portfolio comprised of numerous high tech companies, real estate companies and consumer product manufacturers as well as with Samoth Capital Corporation, a Merchant Bank. Mr. Pressello is not “independent” as that term is defined in the listing standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer and principal financial officer (or acting principal financial officer), that deters wrongdoing and promotes honest and ethical conduct. Code of Ethics are attached as Exhibits 1.1, 1.2 and 1.3. The Company will provide to any person without charge, upon either written or e-mailed request, a copy of the Code of Ethics. Please send your request to the Company’s offices located at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 Canada or via e-mail to dmcdonald@pacificharbour.ca. The Company does not have a website.

ITEM 16C.	PRINCIPAL ACCOUNT FEES AND SERVICES

Audit Fees

In respect of professional serviced rendered during the fiscal years ended March 31, 2007 and 2006, fees, including reimbursements for expenses, were paid or accrued to Amisano Hanson, the Company’s audit firm:

Type of Fees	March 31, 2007	March 31, 2006
Audit fee	$12,800	$11,950
Audited Related Fees	0	0
Tax Fees	0	0
All Other Fees	204	0
Total Fees	$13,004	$11,950

Audit Related Fees

No additional fees were paid during either of the fiscal years ended March 31, 2007 or March 31, 2006.

Tax Fees

No additional fees were paid during either of the fiscal years ended March 31, 2007 or March 31, 2006.

All Other Fees

This fee is paid to the Canadian Public Accountability Board (CPAB) a not-for-profit corporation incorporated under the Canada Business Corporations Act with the mandate to promote high-quality external audits of reporting issuers. It was created by the CICA, the Canadian Securities Administrators, and the Office of the Superintendent of Financial Institutions, and is one of several Canadian initiatives designed to improve corporate governance, accounting, and auditing. The application process for the CPAB was activated on November 21, 2003. With the implementation of "National Instrument 52-108" by the various securities commissions across Canada, all "reporting issuers" in Canada are required to have an audit completed by a CPAB participant firm.

As rquired by Rule 2-01(c) (7)(i) of Regulation S-X, the audit committee is authorized by the board of directors to:

(a)	oversee the process of selecting and appointing the Company’s external auditor,

(b)	oversee the conduct of the audit, and

(c)	have primary responsibility between the Company and its external auditor

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable for the fiscal period ended March 31, 2007.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER & AFFLIATED PURCHASERS

Not applicable for the fiscal period ended March 31, 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with the United States GAAP, except as discussed in the notes to the financial statements.

Financial Statements attached should be read in conjunction with this Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.	EXHIBITS TO FORM 20-F ANNUAL REPORT

	Financial Statements
		Page No.
	Cover Sheet	35
	Auditors’ Report dated June 8, 2007	36
	Consolidated Balance Sheets as at March 31, 2007 and 2006	37
	Consolidated Statements of Operations ForYears Ended	38
	March 31, 2007, 2006 and 2005
	Consolidated Statements of Cash Flows for Years Ended	39
	March 31, 2007, 2006 and 2005
	Consolidated Statements of Shareholder Equity for Years Ended	40
	March 31, 2007, 2006 and 2005
	Consolidated Schedules of General & Administrative Expenses	41
	For Years Ended March 31, 2007, 2006 and 2005
	Notes to Consolidated Financial Statements For Years Ended	42
	Management Discussion and Analysis	52

1.1	Code of Ethics for the Chief Executive Officer	58
1.2	Code of Ethics for the Chief Financial Officer	60
1.3	Code of Ethics for Directors & Officers	62

2.1	Certification of the Chief Executive Officer pursuant to 18 USC	65
	Section 1350 as adopted pursuant to Section 302 of the Sarbannes Oxley
	Act of 2002
2.2	Certification of the Interim Chief Financial Officer pursuant to	66
	Section 1350 18 USC as adopted pursuant to Section 302 of the Sarbannes
	Oxley Act of 2002
2.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C.	67
	Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley
	Act of 2002
2.4	Certification of the Interim Chief Financial Officer pursuant to 18 U.S.C.	68
	Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley
	Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

“Thomas Pressello”
Date: September 17, 2007	By: __________________________________________
Thomas J. Pressello
President, Chief Executive Officer and Director

PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 8, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:604-689-0188
VANCOUVER CANADA	FACSIMILE:604-689-9773
V6C 2T7	E-MAIL:amishan@telus.net

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2007 and 2006

(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash and cash equivalents	$ 1,009,289	$ 430,349
Marketable securities – Note 6 (market value – $66,647; 2006: $292,083)	55,264	152,382
Prepaid expenses and deposits	20,794	16,119
Land held for resale – Note 3	-	317,605

	1,085,347	916,455
Equipment – Note 4	21,222	18,541
Investment	50,000	-

	$ 1,156,569	$ 934,996

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 60,384	$ 173,458

SHAREHOLDERS’ EQUITY

Share capital – Note 5	7,616,876	7,616,876
Contributed surplus	271,479	271,479
Deficit	(6,792,170)	(7,126,817)

	1,096,185	761,538

	$ 1,156,569	$ 934,996

Commitments – Note 5 and 7

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	Director	“Michael Reynolds”	Director
Thomas Pressello		Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Revenues
Investment income	$ 14,021	$ 4,222	$ 17,063
Gain on sale of land – Note 3	397,235	-	-
Gain on sale of marketable securities	103,806	217,416	20,551

	515,062	221,638	37,614
General and administrative expenses – Schedule I	266,248	357,884	420,124

Income (loss) before other items	248,814	(136,246)	(382,510)

Other items:
Foreign exchange gain (loss)	130	(119)	(63,117)
Gain on settlement of accounts payable	85,703	37,000	67,981
Legal settlement cost	-	-	(80,000)

	85,833	36,881	(75,136)

Net income (loss) for the year	$ 334,647	$ (99,365)	$ (457,646)

Basic and diluted earnings (loss) per share	$ 0.05	$ (0.01)	$ (0.06)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss) for the year	$ 334,647	$ (99,365)	$ (457,646)
Non-cash items
Amortization	5,927	7,674	9,006
Foreign exchange	-	-	(7,200)
Gain on sale of land	(397,235)	-	-
Gain on sale of marketable securities	(103,806)	(217,416)	(20,551)
Gain on settlement of accounts payable	(85,703)	(37,000)	(67,981)
Stock-based compensation	-	68,593	-
Changes in non-cash working capital balances:
Prepaid expenses and deposits	(4,675)	3,414	(2,449)
Accounts payable and accrued liabilities	(27,371)	4,624	(85,314)

	(278,216)	(269,476)	(632,135)

Investing Activities
Advances from a related company	-	-	18,928
Purchase of investment and marketable securities	(82,932)	(30,000)	(295,101)
Proceeds from sale of marketable securities	233,856	367,163	43,522
Proceeds from promissory note receivable and investment	-	4,999	1,075,336
Expenditure on land held for resale	(4,386)	(4,959)	(5,779)
Net proceeds from sale of land	719,226	-	-
Purchase of equipment	(8,608)	1,518	-

	857,156	338,721	836,906

Increase in cash during the year	578,940	69,245	204,771

Cash and cash equivalents, beginning of the year	430,349	361,104	156,333

Cash and cash equivalents, end of the year	$ 1,009,289	$ 430,349	$ 361,104

Cash and cash equivalents consist of:
Cash	$ 298,206	$ 257,518	$ 361,104
Money market investments	131,877	-	-
Term deposits	579,206	172,831	-

	$ 1,009,289	$ 430,349	$ 361,104

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, March 31, 2004	7,247,703	$ 7,616,876	$ 202,886	$ (6,569,806)	$ 1,249,956
Net loss for the year	-	-	-	(457,646)	(457,646)

Balance, March 31, 2005	7,247,703	7,616,876	202,886	(7,027,452)	792,310
Stock-based compensation	-	-	68,593	-	68,593
Net loss for the year	-	-	-	(99,365)	(99,365)

Balance, March 31, 2006	7,247,703	7,616,876	271,479	(7,126,817)	761,538
Net income for the year	-	-	-	334,647	334,647

Balance, March 31, 2007	7,247,703	$ 7,616,876	$ 271,479	$ (6,792,170)	$ 1,096,185

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.	Schedule I

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Accounting and audit fees	$ 9,450	$ 21,050	$ 10,375
Administration recovery – Note 6	(48,741)	(45,933)	(57,500)
Amortization – equipment	5,927	7,674	9,006
Bank charges	564	590	577
Consulting and management fees – Note 6	24,000	44,250	102,071
Corporate administration fees	25,735	24,682	26,720
Filing and regulatory fees	21,301	10,953	7,105
Legal and professional fees – Note 6	8,956	13,040	138,687
Office and general	21,242	23,138	30,714
Rent and utilities	73,919	72,867	69,951
Shareholder information and investor relations	2,550	2,460	4,714
Stock-based compensation – Note 5	-	68,593	-
Transfer agent fees	6,471	5,467	2,748
Travel and promotion	15,939	12,076	11,789
Wages and benefits	98,935	96,977	63,167

	$ 266,248	$ 357,884	$ 420,124

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land and investments in private companies in the development stage.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 9.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated.

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

d)

Investment

Investments in which the Company does not exert significant influence are recorded at cost and are reviewed annually for impairment.  To the extent that the cost is determined to exceed estimated recoverable value, the investment is written down.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

e)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

f)

Equipment and Amortization

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

g)

Basic and Diluted Earnings (Loss) per Share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive.

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

i)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Marketable securities exceed their stated cost.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments including the long-term investments.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

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

k)

Stock-based Compensation

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

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

l)

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

m)

Revenue Recognition

The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the land. The Company records gains on the sale of marketable securities on the date the security is sold. Investment income is recorded in the year earned.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 3

Land Held for Resale

As at March 31, 2005, the Company’s land held for resale consisted of one parcel of land located in Pemberton, British Columbia.  During the year ended March 31, 2007, the Company sold this parcel of land for net proceeds of $719,226 and recognized a gain on the sale of $397,235. Capitalized costs of this parcel of land since March 31, 2005 to the date of sale were as follows:

Capitalized costs, March 31, 2005	$ 312,646
Property taxes	4,959

Capitalized costs, March 31, 2006	317,605
Property taxes	4,386

Capitalized costs, at date of sale	321,991
Proceeds on sale	719,226

Gain on sale	$ 397,235

Note 4

Equipment

	March 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 38,146	$ 24,335	$ 13,812
Office furniture	20,635	13,224	7,410
Software	4,170	4,170	-

	$ 62,951	$ 41,729	$ 21,222

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 29,538	$ 20,261	$ 9,277
Office furniture	20,635	11,371	9,264
Software	4,170	4,170	-

	$ 54,343	$ 35,802	$ 18,541

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 5

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

A summary of the stock options granted under the Company’s stock option plan is as follows:

	Year ended March 31,
	2007		2006
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of the year	979,028	$0.24	879,028	$0.39
Granted	-		502,014	$0.24
Expired/cancelled	-		(402,014)	$0.24

Outstanding, end of the year	979,028	$0.24	979,028	$0.24

Exercisable, end of the year	966,528	$0.24	954,028	$0.24

On March 31, 2007, there were 979,028 stock options outstanding under the Plan entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date

427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 7, 2010

979,028

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 5

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended March 31, 2007, a compensation charge of $Nil (2006: $68,593) associated with the granting of stock options under the Plan was recognized in the financial statements.  For purposes of the calculation, the following assumptions were used for the Black-Scholes model:

2006

Risk-free interest rate	3.83%
Expected dividend yield	0.0%
Expected stock price volatility	92.11%
Expected stock option life	3 years

Note 6

Related Party Transactions

For the years ended March 31, 2007, 2006 and 2005, the Company incurred charges with directors of the Company or companies with common directors as follows:

	2007	2006	2005

Administration recovery	$ (48,741)	$ (45,933)	$ (57,500)
Consulting and management fees	24,000	44,250	89,640
Legal and professional fees	241	2,077	3,012

	$ (24,500)	$ 394	$ 35,152

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in marketable securities as at March 31, 2007 is 25,000 common shares of a public company with a director in common with the Company at a cost of $16,523 and market value of $34,000 (March 31, 2006: 51,000 shares at a cost of $32,432 and a market value of $84,660).

Note 7

Commitments – Note 5

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 7

Commitments – Note 5 – (cont’d)

Year ended March 31, 2008	$ 85,834
2009	85,834
2010	85,834
2011	85,834
2012	85,834

$ 429,170

Note 8

Corporation Income Tax Losses

Corporation income taxes vary from the amount that would be computed by applying the estimated income tax rates for the following reasons:

	2007	2006	2005

Income tax rate	34%	35%	36%
Net income (loss) before income taxes	$ 334,649	$ (99,365)	$ (457,646)

Income taxes (recovery) at statutory rates	$ 113,780	$ (34,778)	$ (164,752)
Non-deductible stock-based compensation	-	24,007	-
Amortization	2,015	2,686	3,242
Net changes in valuation allowance	(115,795)	8,085	161,510

Total income taxes	$ -	$ -	$ -

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Net tax losses carried forward	$ 1,998,523	$ 2,357,440
Less: valuation allowance	(1,998,523)	(2,357,440)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 8

Corporation Income Tax Losses – (cont’d)

At March 31, 2007, the Company and its subsidiaries have accumulated non-capital losses totalling $5,857,336 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes.  These losses expire as follows:

2008	$ 580,633
2009	1,876,403
2010	1,052,798
2013	515,080
2014	936,148
2025	733,506
2026	162,768

$ 5,857,336

Note 9

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

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position, are summarized as follows:

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

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 9

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

c)

Marketable securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities.  Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the year.

The impact of these material differences on the consolidated financial statements is as follows:

Consolidated Balance Sheets	Years ended March 31,
	2007	2006
Assets

Total assets per Canadian GAAP	$ 1,156,569	$ 934,996
Capitalized holding costs (a)	-	(15,653)
Trading securities increase (c)	11,383	139,701

Total assets per US GAAP	$ 1,167,952	$ 1,059,044

Liabilities

Total liabilities per Canadian and US GAAP	$ 60,384	$ 173,458

Shareholders’ Equity

Deficit, end of the year per Canadian GAAP	(6,792,170)	(7,126,817)
Capitalized holding costs (a)	-	(15,653)
Stock-based compensation (b)	(35,600)	(35,600)
Unrealized gain on trading securities (c)	11,383	139,701

Deficit, end of the year per US GAAP	(6,816,387)	(7,038,369)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in capital)	271,479	271,479
Additional paid-in capital	35,600	35,600

Shareholders’ equity per US GAAP	1,107,568	885,586

Total liabilities and shareholders’ equity per US GAAP	$ 1,167,952	$ 1,059,044

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 9

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

	Years ended March 31,
Consolidated Statements of Operations	2007	2006	2005

Net income (loss) for the year per Canadian GAAP	$ 334,647	$ (99,365)	$ (457,646)
Capitalized holding costs (a)	-	(4,959)	(5,780)
Unrealized gain (loss) on trading securities (c)	(128,318)	(102,749)	242,450
Prior years’ holding costs included in gain on sale of land held for resale	15,653	-	-

Net income (loss) for the year per US GAAP	$ 221,982	$ (207,073)	$ (220,976)

Basic income (loss) per share per US GAAP	$ 0.03	$ (0.03)	$ (0.03)

	Years ended March 31,
Consolidated Statements of Cash Flows	2007	2006	2005

Cash flows used in operating activities per Canadian GAAP	$ (278,216)	$ (269,476)	$ (632,135)
Capitalized holding costs (a)	(4,386)	(4,959)	(5,780)
Unrealized (gain) loss on trading securities (c)	128,318	102,749	(242,450)

Cash flows used in operating activities per US GAAP	(154,284)	(171,686)	(880,365)

Cash flow provided by investing activities per Canadian GAAP	857,156	338,721	836,906
Capitalized holding costs (a)	4,386	4,959	5,780
Unrealized gain (loss) on trading securities (c)	(128,318)	(102,749)	242,450

Cash flows provided by investing activities per US GAAP	733,224	240,931	1,085,136

Increase in cash per US GAAP	$ 578,940	$ 69,245	$ 204,771

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2007

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2007. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: July 13, 2007

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors.

During fiscal 2007, the Company realized net gains on disposal of marketable securities of $103,806. The Company also sold its remaining land investment and realized a gain on disposal of $397,235. As of March 31, 2007, the Company continued to hold marketable securities of $55,264 at cost with a fair market value of $66,647.

During the year, the Company settled a lawsuit and reported a gain on debt settlement. The Company also settled other debts and reported total gain on debt settlement of $85,703 for the year. For fiscal 2007, the Company reported a net income of $334,647 or $0.05 income per share and with accumulated deficit of $6,792,170 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2007, the Company had cash and cash equivalents of $1,009,289 and working capital of $1,024,963. The Company had no long-term debt.

1.3 Results of Operations For the Year Ended March 31, 2007 and March 31, 2006

Revenue

Total revenue for the year ended March 31, 2007 was $515,062 as compared to $221,638 for the year ended March 31, 2006. Revenue consisted of investment income, gain on sale of land and gain on sale of marketable securities. The increase in revenue in fiscal 2007 was primarily due to revenue generated from gain on sale of land of $397,235 (2006-$nil). Revenue recorded from sale of marketable securities for fiscal 2007 was $103,806 as compared to $217,416 for the year ended March 31, 2006. The decrease in revenue from sale of marketable securities was due to reduced activities in investing and trading of marketable securities in fiscal 2007.

General and Administrative Expenses

General and administrative expenses declined in the year from $357,884 in fiscal 2006 to $266,248 in fiscal 2007, a decline of $91,636 or 26%. The decrease was mainly attributable to reduction in stock-based compensation pursuant to the issuance of stock options for personnel and directors in fiscal

2006. As part of management cost cutting measure, the Company also reduced its management fees paid to management. The decrease was partially offset by increased filing and regulatory fees in connection with re-listing on the OTC Bulletin Board.

Other Items

The Company reported a gain on settlement of accounts payable of $85,703 for the year ended March 31, 2007 as compared to $37,000 for the same period in 2006.

Net Income

The Company reported a net income of $334,647 or $0.05 income per share for the year ended March 31, 2007 as compared to a net loss of $99,365 or $0.01 loss per share for the same period last year.

1.4 Transactions with Related Parties

In fiscal 2007, the Company paid $24,000 (2006: $44,250) in management fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $241 (2006: $2,077) in legal fees to a law firm whose partner is a director of the Company.

The Company received $48,741 (2006: $45,933) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2007		March 31, 2006		March 31, 2005
Total revenues		$515,062		$221,638		$37,614
Income (Loss) before discontinued operations and extraordinary items		$334,647		$(99,365)		$(457,646)
Income (Loss) per share before discontinued operations and extraordinary items		$0.05		$(0.01)		$(0.06)
Fully diluted loss per share before discontinued operations and extraordinary items		$0.05		$(0.01)		$(0.06)
Net Income (Loss)		$334,647		$(99,365)		$(457,646)
Income (Loss) per share		$0.05		$(0.01)		$(0.06)
Fully diluted Income (loss) per share		$0.05		$(0.01)		$(0.06)
Total assets		$1,156,569		$934,996		$998,144
Total long term debt		$0		$0		$0
Cash dividend	$	Nil	$	Nil	$	Nil

Fiscal 2006 compared to Fiscal 2005

For the fiscal year ended March 31, 2006, the Company earned revenue of $221,638 compared to $37,614 from fiscal 2005, an increase of $184,024. Revenue consisted of interest income and gain on sale of marketable securities. The increase in revenue was primarily due to gain realized from the sale of marketable securities in fiscal 2006.

Loss from continuing operations decreased in fiscal 2006 from $457,646 or $0.06 loss per share in fiscal 2005 to $99,365 or $0.01 loss per share in fiscal 2006. The decrease was due to the following reasons: 1) Management reduced $45,390 management fees paid to management in fiscal 2006. 2) Legal expense was substantially reduced from $138,687 in fiscal 2005 to $13,040 in fiscal 2006, as the 2005 legal expense was higher than usual due to increased legal costs associated with several lawsuits. 3) The Company did not incurred any legal settlement cost and foreign exchange loss in fiscal 2006 whereas in fiscal 2005, the Company paid $80,000 legal settlement cost and incurred $63,117 foreign exchange loss.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar 31, 2006	Q1 June 30, 2006	Q2 Sept 30, 2006	Q3 Dec 31, 2006	Q4 Mar. 31, 2007
Total Revenues	$802	$1,167	$1,098	$218,571	$101,956	$2,884	$6,589	$403,633

Income or loss before discontinued operations and extraordinary items:

Total	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107
Per Share	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05

Net income or loss:

Total	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107
Per Share	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112.

During the quarter ended March 31, 2007, the net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

1.7 Liquidity and Capital Resources

Working capital increased by $281,966 from $742,997 at March 31, 2006 to $1,024,963 as at March 31, 2007. The increase was attributable to proceeds from sale of land and from settlement of accounts payable.

For the year ended March 31, 2007, the Company had negative cash outflow of $278,216 from operating activities compared to $269,476 negative cash outflow from 2006 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2007 and fiscal 2006.

In fiscal 2007, the Company invested $82,932 in marketable securities and investment and received proceeds of $233,856 from sale of marketable securities. In addition, the Company received $719,226 from the sale of land. Overall net proceeds from investing activities were $857,156.

The Company generated positive net cash inflow of $578,940 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

On March 31, 2007, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.11 Financial instruments and Risk Factors

As of March 31, 2007 the Company held $55,264 in marketable securities, which are valued at lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $50,000 investment, which are valued at cost. The investment is also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

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

1.13 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Financial Controller are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. The Company’s Chief Executive Officer and Financial Controller have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as at March 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of March 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties between the recording of cash receipts and disbursements and the authorization and reconciliation of bank accounts. This weakness has the potential to result in material misstatements in the company’s financial statements.

Management has concluded and the board has agreed that, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, management will perform weekly review and reconciliation of financial assets in order to compensate for the above-mentioned weakness.

Despite the above-mentioned weakness, the CEO and Financial Controller concluded that disclosure controls and procedures are effective and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian GAAP. However, management does not expect that the Company’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and fraud. Management believes that any system of internal controls, no matter how well designed or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

1.14 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2007

Exhibit 1.1

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

Acknowledged by:

“Thomas Pressello”

______________________________
Signature

Thomas Pressello
Chief Executive Officer
Date: September 17, 2007

Exhibit 1.2

CODE OF ETHICS
FOR THE
INTERIM FINANCIAL OFFICER

As the Interim Financial Officer of Pacific Harbour Capital Ltd., (the "Company"), I am committed to act honestly and in good faith with a view to the best interests of the Company and its shareholders. As a steward of the Company’s resources, I will not only abide by the high legal standards required of me, but will also conform my actions to unchanging moral precepts that give rise to ethical obligations. I will take such proper actions, and refrain from taking such improper actions, as if the underlying basis of my actions and inactions were to become a universal principle of conduct. In so doing, I commit to specifically:

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

Acknowledged by:

“Michael Reynolds”

______________________________
Signature

Michael Reynolds
Interim Financial Officer
Date: September 17, 2007

Exhibit 1.3

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

Acknowledged by:

“Thomas Pressello”	“Michael Reynolds”
Thomas Pressello	Michael Reynolds
Director and Officer	Director

“David Raffa”
David Raffa
Director

Exhibit 2.1

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

Date: September 17, 2007

“Thomas Pressello”

Name: Thomas Pressello
Chief Executive Officer

Exhibit 2.2

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

(e)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(f)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(g)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(h)

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

Date: September 17, 2007

“Michael Reynolds”

Name: Michael Reynolds
Interim Financial Officer

Exhibit 2.3

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas Pressello, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Thomas Pressello”
________________________________

Name: Thomas Pressello
Title: Chief Executive Officer
Date: September 17, 2007

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

Exhibit 2.4

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Reynolds, Interim Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Michael Reynolds”
__________________________________

Name: Michael Reynolds
Title: Interim Financial Officer
Date: September 17, 2007

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