Form 20-F
period 2008-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2008-10-15
CIK 936801

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

TSX Venture Exchange

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

Yes [ ]             No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]             No [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]             No [  ]

Indicated by check mark whether the Company is a large accelerated filer, an accelerated files, or a non-accelerated files.

Large accelerated filer [   ]            Accelerated filer [   ]            Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	Interntional Financial Resporting Standards [ ] By the International Accounting Standards Board	Other [X]

If "other" has been checked in response to the previous question, indicate by check mark which financial

Statement item the registrant has elected to follow:

Item 17 [ X ]                  Item 18  [  ]

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

The information contained in this Annual Report is current at August 29, 2008 except where a different date is specified.

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

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

In Canadian Dollars Unless Otherwise Indicated

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (hereinafter the "Company"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2008, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 10 in the Consolidated Financial Statements) that have been audited by BDO Dunwoody LLP (formerly Amisano Hanson, Chartered Accountants) of Vancouver, Canada as to the five years ended March 31, 2008. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

Per Canadian GAAP	2008	2007	2006	2005	2004

Revenue	$48,000	$48,741	$45,933	$57,500	$24,000

Loss before other items	$(432,505)	$(266,248)	$(357,884)	$(420,124)	$(505,196)
Income (loss) from continuing operations	$(423,853)	$334,647	$(99,365)	$(457,646)	$(1,600,737)
Income (loss) from discontinued operations	-	-	-	-	(50,097)

Net Income (loss) for the year	$(423,853)	$334,647	$(99,365)	$(457,646)	$(1,650,834)

Basic earnings (loss) per share for continuing operations	$(0.06)	$0.05	$(0.01)	$(0.06)	$(0.21)
Basic Earnings (loss) per share	$(0.06)	$0.05	$(0.01)	$(0.06)	$(0.22)
Diluted Earnings (loss) per share	$(0.06)	$0.04	$(0.01)	$(0.06)	$(0.22)
Total assets	$884,505	$1,156,569	$934,996	$998,144	$1,609,085
Long term debt	-	-	-	-	-
Working Capital	$718,850	$1,024,963	$742,997	$764,578	$1,201,490
Shareholders' equity	$834,969	$1,096,185	$761,538	$792,310	$1,249,956
Share Capital	$7,616,876	$7,616,876	$7,616,876	$7,616,876	$7,616,876
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares	7,247,703	7,247,703	7,247,703	7,247,703	7,247,703

Per U.S. GAAP	2008	2007	2006	2005	2004

Revenue	$48,000	$48,741	$45,933	$57,500	$24,000

Loss before other items	$(543,259)	$(266,248)	$(357,884)	$(420,124)	$(505,196)
Income (loss) from continuing operations	$(534,607)	$221,982	$(207,073)	$(220,976)	$(208,807)
Income (loss) from discontinued operations	-	-	-	-	$(50,097)

Net income (loss)	$(534,607)	$221,982	$(207,073)	$(220,976)	$(258,904)

Basic Earnings (loss) per share for
continuing operations	$(0.07)	$0.03	$(0.03)	$(0.03)	$(0.03)
Basic Earnings (loss) per share	$(0.07)	$0.03	$(0.03)	$(0.03)	$(0.04)
Diluted Earnings (loss) per share	$(0.07)	$0.03	$(0.03)	$(0.03)	$(0.04)
Total assets	$884,505	$1,167,952	$1.059,044	$1,229,900	$1,604,171

Weighted average number of shares Outstanding under US GAAP	7,247,703	7,247,703	7,247,703	7,247,703	7,247,703
Long term debt	-	-	-	-	-
Shareholders’ equity	$834,969	$1,107,568	$885,586	$1,024,066	$1,257,542
Cash dividends declared per share	-	-	-	-	-

Currency and Exchange Rates

In this Annual Report on Form 20-F all references to dollars ($) are expressed in Canadian funds unless otherwise noted. As of July 2, 2008, the exchange, based on the noon buying rate published by the Federal Reserve Bank of New York, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.0127.

The high and low exchange rates for each of the previous six months based on the noon buying rate published by the Federal Reserve Bank of New York are:

Month of	High	Low
June 2008	1.0282	1.0011
May 2008	1.0187	0.9840
April 2008	1.0268	1.0021
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0294	0.9905

The following sets out the average exchange rates for the five most recent financial years calculated by using the average of the noon exchange rate on the last day of each month during the period:

	Year Ended March 31
	2004	2005	2006	2007	2008

Average for the period	1.3531	1.2302	1.1385	1.1386	1.0254

B. CAPITALIZATION AND INDEBTNESS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

D. RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as all other information contained in this Annual Report.  Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.  If any of such risks actually occur, our business, prospects, financial condition, cash flow and operating results could be materially harmed.

Business Opportunities

The Company is in the business of providing adminstrative services and rent to public companies and is actively searching for other business opportunities but uncertain when and if an opportunity will arise.

History of losses and expected losses in the future:

The Company reported a loss of $1,650,834 for the year ended March 31, 2004; a loss of $457,646 for the year ended March 31, 2005; a loss of $99,365 for the year ended March 31, 2006; a net gain of $334,647 for year ended March 31, 2007 and a net loss of $423,853 for the year ended March 31, 2008.  Net gains for 2007 were attributable to the disposal of marketable securities and the realized gain on the sale of the Company’s land investment.  The Company cannot predict when it may be able to sustain or increase its profitability.

Availability of capital:

The Company may not have sufficient capital to fund its current operations or any future business and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Company's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. If the Company issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Company will be reduced.

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

The risks associated with penny stock classification could affect the marketability of the common stock of the Company and shareholders could find it difficult to sell their stock.

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The SEC has adopted rules that regulate brokr-dealer practices in connection with transactions in penny stocks.  The Company's common shares are subject to these penny stock rules.  Transaction costs associated with purchase and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules:  the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to see their shares.

Future sales of common shares:

If the Company's shareholders sell substantial amounts of common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT ON THE COMPANY

Pacific Harbour Capital Ltd., a Vancouver based investment company has their principal office located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686. The Company's Canadian subsidiaries were incorporated in British Columbia as private, non-reporting companies, (i.e. these companies are not publicly traded on any stock exchange) as were the U.S. subsidiaries, Venture Pacific Development Corporation (USA) and VenPac Nevada I, Inc. All references to the Company herein include its subsidiaries unless otherwise noted or unless the context would indicate otherwise. The Company's Consolidated Financial Statements for the fiscal year ended March 31, 2008 referred to herein also include its subsidiaries.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On November 18, 1988 the name of the Company was changed to Glider Development Inc. and on September 25, 1992 the name of the Company was changed to Venture Pacific Development Corporation.  During the year end March 31, 1993 the issued and outstanding common shares of the Company were consolidated on the basis of 6 old shares for 1 new share.   On October 21, 2002, the Company changed its name to Pacific Harbour Capital Ltd., and consolidated the issued and outstanding common shares on the basis of 2 old shares for 1 new share. At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2008 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC") under the 1934 Act. Such reports, proxy statements and other information can be  viewed on the SEC's website at http://www.sec.gov.

Upon request, the Company will provide copies of such materials on file at the SEC, the TSX-VE, and the BCSC to shareholders who do not have ready access to them. Requests should be made in writing to: Pacific Harbour Capital Ltd., at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8.

B. BUSINESS OVERVIEW

During the last three fiscal years, the Company has been in the business of providing adminstrative services and rent to public companies and involved in investments in land/real estate and marketable securities.  The Company is actively searching for other business opportunities.

a)

Real Estate Holdings:

Province of British Columbia, Canada

The Company held a fee simple interest in a real estate property in Pemberton, British Columbia through a wholly owned subsidiary. In March 2007, the Company announced that their subsidiary had closed on the sale of their 133 acre parcel of land and received gross proceeds of $742,000 Cdn.

b)

Investments:

The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors.

C.

 ORGANIZATIONAL STRUCTURE

The Company's wholly owned subsidiaries are as follows:

-

345384 B.C. Ltd. ("345384") – dissolved on March 30, 2007.

-

345385 B.C. Ltd. ("345385") – dissolved on October 12, 2003.

-

371208 B.C. Ltd. ("371208") – dissolved on February 7, 2003.

-

Venture Pacific Development Corporation USA ("VPDC USA") - charter revoked August 1, 2004

-

VenPac Nevada 1, Inc. ("Venpac Nevada") –  charter revoked December 1, 2005.

-

Venture Pacific Capital Corporation ("Capital") – subsidiary has been allowed to lapse.

-

Venture Pacific Vehicle LeaseCorp Inc. ("LeaseCorp") – dissolved November 2005

D.

PROPERTY, PLANTS AND EQUIPMENT

Pemberton, British Columbia - Canada

In December 1988; the Company, through its wholly owned subsidiary 345384 B.C. Ltd., acquired, for a purchase price of $175,000, approximately 133 acres of bare land located immediately north of Pemberton on the north side of the Lillooet River.

During the year ended March 31, 2007, the Company sold the land for gross proceeds of $742,000 Cdn. less costs which provided the Company with net proceeds of $717,705 Cdn.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2008 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), but where application of Canadian GAAP results in differences with financial statements prepared in accordance with United States generally accepted accounting principles ("'US GAAP"), these differences have been disclosed in Item 3A.

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2008 (fiscal 2008) with comparison to the prior year ended March 31, 2007 (fiscal 2007).

A.

OPERATING RESULTS

During the fiscal period ended March 31, 2008, the Company’s revenue of $48,000 consisted of administration services and rent Revenue remained constant in fiscal 2008.

During the fiscal year ended March 31, 2007, the Company’s revenue of $48,741 consisted of administration services and rent.  Revenue from other items consisting primarily of gain on sale of marketable securities and gain on the sale of land increased during this year by $342,376 to $600,895.

As at March 31, 2008, general and administrative expenses increased to $480,505.   The increase in the current year resulted primarily from stock-based compensation totalling $151,254 pursuant to the issuance of stock options for staff and directors as compared to $ nil in the same period last year. Excluding the stock-based compensation, general and administrative expenses increased by $14,262 or 5% for the year.  The increase resulted primarily from rent expense due to office lease renewal.

During the fiscal year ended March 31, 2007, the Company’s general and administrative expenses declined during the year from $403,817 in fiscal 2006 to $314,989 in fiscal 2007, a decline of $88,828 or 22%.  The decrease was mainly attributable to a reduction in stock-based compensation pursurant to the issuance of stock options for personnel and directors in fiscal 2006.

During the fiscal period ended March 31, 2008, other expenses such as legal, audit and promotion increased slightly for the year but were offset by a decrease in filing and regulatory fees and wages and benefits.

The Company realized a decrease in legal and professional fees during fiscal 2007 from $13,040 in fiscal 2006 to $8,956 in fiscal 2007.  In fiscal 2008, the Company paid $24,000 in consulting and management fees to a company controlled by a director and officer of the Company.  In addition, the Company paid $Nil (2007:  $241) in legal fees to a law firm whose partner is a director of the Company.

In fiscal 2007, the Company paid $24,000 in consulting and management fees to a company controlled by a director and officer of the Company.  In addition, the Company paid $241 (2006:  $2,077) in legal fees to a law firm whose partner is a director of the Company.

During fiscal 2008, corporate administration fees increased from $25,735 in fiscal 2007 to $27,355 in fiscal 2008.  During this same period wages and benefits decreased slightly from $98,935 in fiscal 2007 to $81,555 in fiscal 2008 due to the departure of one  part-time administrative person.

During fiscal 2007, corporate administration fees increased from $24,682 in fiscal 2006 to $25,735 in fiscal 2007.  During this same period wages and benefits increased slightly from $96,977 in fiscal 2006 to $98,935 in fiscal 2007 due to the addition of part-time administrative staff.

In fiscal 2007, the Company had reported a gain on the sale of land or approximiately $400,000 which was not repeated during the 2008 fiscal year.

In fiscal 2007, the Company reported a realized gain on the sale of marketable securities of $103,806 and in fiscal year 2008 reported a loss on write-down of marketable securities of $20,843.

During the fiscal year ended March 31, 2008, the Company reported a net loss of $423,853 or $0.06 loss per share

During the fiscal year ended March 31, 2007 the Company reported net income of  $334,657 or $0.05 income per share compared to net loss of $99,365 or $0.01 loss per share for the year ended March 31, 2006.

B.

LIQUIDITY AND CAPITAL RESOURCES

Working capital decreased from $1,024,963 as at March 31, 2007 to $718,850 as at March 31, 2008.  The Company has no long-term debt and is of the opinion that the working capital is sufficient for the Company’s present requirements.

During fiscal 2007, the working capital increased by $281,966 from $742,997 at March 31, 2006 to $1,024,963 at at March 31, 2007.  The increase was attributable to proceeds from sale of land and from settlement of accounts payable.

For the year ended March 31, 2008, the Company had negative cash outflow of $258,170 from operating activities compared to $278,216 negative cash outflow from 2007 operating activities.  From an operating standpoint, the Company continues to rely on proceeds from the sale of investments or property to remedy operating deficiency.  The Company has no plans for any material capital expenditure in the coming year.

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

The Company did not engage in any financing activities in fiscal 2008, 2007 and 2006.

During fiscal 2008, the Company invested $50,056 in a private company.  The Company did not invest or dispose of any marketable securities during the year.  As of March 31, 2008 the Company continued to hold marketable securities of $45,804 at fair market value.

During fiscal 2007, the Company invested $82,932 in marketable securities and investments and received proceeds of $233,856 from the sale of marketable securites.  In addition, the Company received $719,226 from the sale of land.  Overall net proceeds from investing activities were $857,156.

The Company's overall decrease in cash flow for the year ended March 31, 2008 was $308,775.  Depending on future growth and investment activities, the Company may obtain equity to support acquisition or investment activities.

During fiscal 2007, the Company generated positive net cash inflow of $578,940 for the year.  Depending on future growth and investment activities,

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2008 would be $534,607 compared to a net gain for the year ended March 31, 2007 of $221,982. The differences between Canadian and US GAAP result from additional stock-based compensation expense of $110,754 recorded under US GAAP.

Prepared in accordance with US GAAP the net income for the year ended March 31, 2007 would be $221,982 compared to a net loss of $207,073 for the year ended March 31, 2006. The differences between Canadian and US GAAP result mainly from the treatment of certain costs which were deferred under Canadian GAAP but are expensed under US GAAP and an unrealized loss on held-for-trading securities under US GAAP.

Total assets in accordance with Canadian GAAP were $884,505 at March 31, 2008 compared to $1,156,569 at March 31, 2007. Total assets in accordance with US GAAP would be $884,505 at March 31, 2008 compared to $1,167,952 at March 31, 2007. The reason for the difference under Canadian and US GAAP is that in 2007, the marketable securities were carried at the lower of cost or market for Canadian GAAP and carried at fair value under US GAAP.

Total assets in accordance with Canadian GAAP were $1,156,569 at March 31, 2007 compared to $934,996 at March 31, 2006. Net assets in accordance with US GAAP would be $1,167,952 at March 31, 2007 and  $1,059,044 at March 31, 2006. Again the reason for these differences under Canadian and US GAAP is the timing of expensing certain costs.

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

G.

SAFE HARBOUR

This is not applicable to the Company.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Company's Articles. The Company's last annual general meeting was held on August 20, 2007 and the next meeting must be held within 13 months of that date as specified by the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of June 25, 2008, the following persons were directors and executive officers of the Company:

NAME	AGE	POSITION	DATE OF APPOINTMENT
Thomas Pressello *	39	Director	December 12, 2001
		Chief Executive Officer and President	March 5, 2002

Michael Reynolds *	44	Director	July 26, 2005

David Raffa *	51	Director	December 7, 2005

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

Michael Reynolds – was appointed to the Board of Directors on July 26, 2005. Mr. Reynolds was an investment advisor having spent from 1986 to January 2005 with Canaccord Capital Corporation, a full service investment dealer in Canada with capital markets operations in the United Kingdom and the United States.  Canaccord is publicly traded on the the Toronto Stock Exchange and AIM, a market operated by the London Stock Exchange.  During Mr. Reynolds tenure with Canaccord he was instrumental in securing public financing for a number of listed companies on both the Toronto Stock Exchange and the TSX Venture Exchange.

David J. Raffa – was appointed as Secretary of the Company on March 21, 2002 and appointed to the Board of Directors on December 7, 2005.  On June 27, 2007 Mr. Raffa resigned in his capacity as Secretary but remains on the board as a director.  Mr. Raffa is one of the founders, COO and Fund Manager of BC Advantage Funds (VCC) Ltd. and is a former member of the Board of the BC Technology Industries Association and has been an advisor to both the B.C. Securities Commission and the TSX Venture Exchange in repect of issues material to the technology industry.  Mr. Raffa was formerly a lawyer with the law firm Catalyst Corporate Finance Lawyers, but no longer practices.

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

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$24,000(4) $24,000(4) $44,250(4)	352,014 Nil 352,014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, consulting/management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to Equation Capital Consulting Ltd., a private B.C. company whose shares are owned by Thomas Pressello and the Pressello Trust of which Thomas Pressello is a Trustee and Beneficiary.

During fiscal 2008 an option was granted to the Named Executive Officer in the amount of 352,014 shares exercisable at $0.24 per share exercisable up to and including June 25, 2012.  The option previously granted to the Named Executive Officer during fiscal 2006 expired unexercised in December 2007.

There were no repricings of stock options held by the Named Executive Officers of the Company during the fiscal year ended March 31, 2008.

Aggregated Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets out forth details of all exercises of stock options during the most recently completed fiscal year by the Named Executive Officer and the number of unexercised options held by the Named Executive Officer.  During this period, no outstanding SAR's were held by the Named Executive Officer.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable (2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014	$33,441.33

1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The stock did not trade during the 10 days prior to March 31, 2008 so an average 10 day closing price of the common shares is not available.  The bid per share during this period was $0.335.

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

Options Grants During The Most Recently Completed Fiscal Year

An option held by a director of the Company expired unexercised on December 13, 2007.  A new option was granted to this director in the amount of 175,000 shares at an exercise price of $0.27 per share for a five-year term ending March 13, 2013.

The following table sets out details of all stock options held by directors who are not Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on a aggregate basis

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable (2)
Michael Reynolds	Nil	Nil	352,014	$ 33,441.33
David Raffa	Nil	Nil	125,000/ 175,000	$ 23,250.00

1)  Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)  In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The stock did not trade during the 10 days prior to March 31, 2008 so an average 10 day closing price of the common shares is not available.  The bid per share during this period was $0.335.

There were no repricings of stock options held by directors of the Company during the fiscal year ended March 31, 2008.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at the end of the most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	984,028 175,000	$0.24 $0.27	249,027
Equity compensation plans not approved by shareholders	Nil	Nil	N/A
Total	1,159,028		249,027

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

D.

EMPLOYEES

During fiscal periods 2006 and 2007 the Company employed one full time employee and one part-time employee.  Both employees provided administration services and were in the Company's offices in Vancouver, B.C. Canada. Subsequent to the 2008 year end, the part-time employee was released from employment.  The Company also employs a part-time accounting consultant. The Company has no relationship with labour unions.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at August 29, 2008	Number of Options or Warrants Outstanding at August 29, 2008	Beneficial Percentage Ownership (1)	Exercise Price	Expiry Date

Thomas Pressello	741,310 *	352,014	13.25%	$0.24	June 25, 2012

Michael Reynolds	1,249,060	352,014	19.40%	$0.24	Dec. 7, 2010

David Raffa	Nil	125,000	3.63%	$0.24	Dec. 7, 2010
		175,000		$0.27	Mar. 13, 2013

* 370,655 of these shares are owned by the Pressello Trust of which Thomas Pressello is a Trustee and Beneficiary.

(1)   Percentage  based on all of the above options being exercised in their entirety and the issued and outstanding capital of the Company therefore being  8,251,731 Common Shares.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Pursuant to a Share Purchase Agreement dated January 28, 2008 between Hartford Estate Holdings Ltd. and Thomas Pressello, the Pressello Trust (collectively Pressello) and Michael Reynolds, Hartford, who beneficially owned 1,582,120 Common Shares, representing 21.83% of the outstanding shares of the Company, agreed to sell to each of Pressello and Reynolds, 541,060 Common Shares of Pacific Harbour Capital Ltd. at a price of $0.25 per Common Share.  The Pressello shares were purchased as to 370,405 shares by Thomas Pressello and 170,655 shares by the Pressello Trust.  Thomas Pressello is a Trustee and beneficiary of the Pressello Trust.

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares. The percentages for each listing are calculated based on 7,247,703 outstanding common shares.

NAME AND ADDRESS	NUMBER OF COMMON SHARES HELD AS AT JULY 1, 2008	PERCENTAGE OF OUTSTANDING SHARES HELD

Hartford Estate Holdings Ltd.	500,000	6.89%
#503 – 100 Park Royal
West Vancouver, B.C.
V7T 1A2

Thomas Pressello	* 741,310	10.23%
#1502 – 543 Granville Street
Vancouver, B.C.
V6C 1X8

Michael Reynolds	1,249,060	17.23%
#1502 – 543 Granville Street
Vancouver, B.C.
V6C 1X8

* Of this figure, 370,655 common shares are held by the Pressello Trust, of which Thomas Pressello is a Trustee and Beneficiary.

All shareholders of common shares are afforded the same voting rights.

Based on the records of Computershare Trust Company of Canada, the Company's registrar and transfer agent, as at July 2, 2008 there were 7,247,703 issued and outstanding Common Shares and 22 registered shareholders of which 748,001 Common shares were held by 11 registered shareholders located in the United States; 6,498,536 Common shares held by 9 registered shareholders located in Canada and 1,166 Common shares held by 2 registered shareholder located in the United Kingdom.

The Company is not directly or indirectly owned or controlled by any person, corporation or foreign government.

The Company is unaware of any events which may occur in the future to result in a change of control of the Company.

B.

RELATED PARTY TRANSACTIONS

During the fiscal year ended March 31, 2008 the Company received administration fees in the amount of $4,000 per month for the use of office space and administrative personnel from a company with common directors.  During this period, the Company also paid management fees to a company with a director in common in the amount of $24,000.

C.

INTERESTS OF EXPERTS AND COUNSEL

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended March 31, 2008 audited by BDO Dunwoody LLP (formerly Amisano Hanson), an independent auditor.  Included in these statements are the Audit Report dated July 21, 2008 (Except for Note 10 which is dated as of August 5, 2008); Balance Sheets as at March 31, 2008 and 2007; Consolidated Statements of Operations and Deficit for the fiscal years ended March 31, 2008, 2007 and 2006; Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2008, 2007 and 2006; Consolidated Schedules of General and Administrative Expenses (Schedule 1) for the fiscal years ended March 31, 2008, 2007 and 2006; Notes to the Financial Statements and Management’s Discussion and Analysis Report as at July 23, 2008.

The Company is currently involved with one legal case.  The case involves a law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

In consideration of payment in the amount of $27,641.91 a previous lawsuit that was filed against the Company by a legal firm, used by previous management of the Company, was dismissed and mutual releases were provided by each party.  Former  management of the Company had purchased the debts of this legal firm and asserted a claim against the Company.

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

The following table sets forth the high and low sale price for the Common Shares of the Company for each of the five fiscal years indicated on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange		OTC Bulletin Board
	(in Canadian $)		(in US $)

Fiscal Year	High	Low	High	Low
2008	0.48	0.255	0.3315	0.231
2007	0.85	0.23	0.19	0.00
2006	0.74	0.165	0.30	0.00
2005	0.35	0.155	0.225	0.125
2004	0.27	0.10	0.125	0.09

The following table sets forth, for the two most recent full financial years, the high and low sale price for each full financial quarter of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

		TSX Venture Exchange		OTC Bulletin Board
		(in Canadian $)		(in US $)

Year	Quarter	High	Low	High	Low
2008	4th	0.48	0.30	0.30	0.30
	3rd	0.45	0.255	0.3315	0.231
	2nd	0.32	0.255	0.30	0.232
	1st	0.38	0.255	0.00	0.00 *
2007	4th	0.35	0.255	0.19	0.00 *
	3rd	0.26	0.23	0.00	0.00 *
	2nd	0.49	0.235	0.00	0.00 *
	1st	0.85	0.40	0.00	0.00 *

The following table sets forth for the most recent six months, the high and low sale price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange		OTC Bulletin Board
	(in Canadian $)		(in US $)

Month	High	Low	High	Low
January 2008	0.40	0.30	0.00	0.00 *
February 2008	0.48	0.32	0.30	0.30
March 2008	0.36	0.335	0.00	0.00 *
April 2008	0.35	0.29	0.00	0.00 *
May 2008	0.31	0.31	0.00	0.00 *
June 2008	0.31	0.31	0.00	0.00 *

*  Although a bid and ask price were shown for these periods, the stock did not trade during these periods and therefore we cannot post a high/low sale price.

B.

PLAN OF DISTRIBUTION

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C.

MARKETS

The Common Shares of the Company are traded in Canada on the TSX Venture Exchange ("TSX-VE), under the symbol "PCF", CUSIP #69439N105 and in the United States the shares are quoted on the Over-the-Counter Bulletin Board under the symbol "PCFHF".

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

On November 18, 1988 the name of the Company was changed to Glider Development Inc. and on September 25, 1992 the name of the Company was changed to Venture Pacific Development Corporation.  During the year ended March 31, 1993 the issued and outstanding common shares of the Company were consolidated on the basis of 6 old shares for 1 new share.   On October 21, 2002, the Company changed its name to Pacific Harbour Capital Ltd., and consolidated the issued and outstanding common shares on the basis of 2 old shares for 1 new share. At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2008 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company

With respect to directors, the Articles of the Company provide that:

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

The following table is a summary of the provisions of the rights and restrictions that will attach to the Common  Shares.

	Rights and Restrictions	Common Shares
1.	Voting Rights	Holders of common shares of the Company are entitled to vote at meetings of shareholders and a resolution of the directors is required to effect a change in the rights of shareholders. .
2.	Payment of Dividends	Subject to the Business Coporations Act, the directors may from time to time declare and authorize the payment of such dividends as they may deem advisable.
5.	Priority on Liquidation	Holders of common shares are entitled, rateably, to the remaining property of the Company upon liquidation, dissoluton or winding up of the Company

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

E.

TAXATION

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Act") and the Canada-United States Income Tax Convention (the “Treaty”), deal at arm's length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada.

Dividends

Under the Act and the Treaty, a U.S. shareholder of common shares will generally be subject to  Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company

Capital Gains

A non-resident shareholder of the Company is not subect to tax under the Income Tax Act (Canada) ( the "ITA") in respect of a capital gain realized upon the disposition of a share of the public company (listed on a prescribed stock exchange which includes the TSX-V) unless the share represnts "taxable Canadian property" to the holder.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder, if, at any time during the period of 60 months immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

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

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a "qualified electing fund' (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the Items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for such taxable year. Such a U.S. Taxpayer would be taxed on capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

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

I.

SUBSIDIARY INFORMATION

This Form 20F is being filed as an Annual Report under the Exchange Act and , as such, there is no requirement to provide any information under this section.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2008 being the date of our most recently completed fiscal year. Based upon that evaluation, the chief executive officer and acting financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and acting financial officer to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2008.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting.  Management's report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During our most recently completed fiscal year ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics previously filed with the Commission, applicable to its directors, principal executive officer and principal financial officer (or acting principal financial officer), that deters wrongdoing and promotes honest and ethical conduct.  There have been no amendments to the Code of Ethics since it was adoted by the Company.  The Company will provide to any person without charge, upon either written or e-mailed request, a copy of the Code of Ethics.  Please send your request to the Company’s offices located at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 Canada or via e-mail to dmcdonald@pacificharbour.ca.  The Company does not have a website.

ITEM 16C.

PRINCIPAL ACCOUNT FEES AND SERVICES

Audit Fees

In respect of professional services rendered during the fiscal years ended March 31, 2008 and 2007, fees, including reimbursements for expenses, were paid or accrued to BDO Dunwoody LLP (formerly Amisano Hanson), the Company’s audit firm:

Type of Fees	March 31, 2008	March 31, 2007
Audit fee	$13,004	$12,800
Audited Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	204
Total Fees	$13,004	$13,004

Audit Related Fees

No additional fees were paid during either of the fiscal years ended March 31, 2008 or March 31, 2007.

Tax Fees

No additional fees were paid during either of the fiscal years ended March 31, 2008 or March 31, 2007.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company complies with the listing standards for audit committees and therefore this section is not applicable for the fiscal period ended March 31, 2008.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER & AFFLIATED PURCHASERS

The Company did not make any purchase of shares of common stock that are registered by the issuer for the fiscal period ended March 31, 2008.

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

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.

EXHIBITS TO FORM 20-F ANNUAL REPORT

	Financial Statements
		Page No.
	Cover Sheet	33
	Auditors’ Report dated July 21, 2008 (Except for Note 10 which is dated as of August 5, 2008)	34
	Consolidated Balance Sheets as at March 31, 2008 and 2007	35
	Consolidated Statements of Operations ForYears Ended March 31, 2008, 2007 and 2006	36
	Consolidated Statements of Cash Flows for Years Ended March 31, 2008, 2007 and 2006	37
	Consolidated Schedules of General & Administrative Expenses For Years Ended March 31, 2008, 2007 and 2006	38
	Notes to Consolidated Financial Statements For Years Ended	39
	Management Discussion and Analysis	57

12.1	Certification of the Chief Executive Officer pursuant to 18 USC Section 1350 as adopted pursuant to Section 302 of the Sarbannes Oxley Act of 2002	64
12.2	Certification of the Interim Acting Chief Financial Officer pursuant to Section 1350 18 USC as adopted pursuant to Section 302 of the Sarbannes Oxley Act of 2002	65
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act of 2002	66
13.2	Certification of the Interim Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act of 2002	67

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

"Thomas Pressello"

Date:  October 10,  2008

By:

____________________________________________

Thomas J. Pressello

President, Chief Executive Officer and Director

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008 and 2007

(Stated in Canadian Dollars)

BDO Dunwoody LLP	#604 – 750 West Pender Street
Chartered Accountants	Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2008 and 2007 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
July 21, 2008 except for Note 10 which is dated as of September 19, 2008

Comments by Auditors for U.S. Readers on U.S.- Canada Reporting Conflict

The reporting standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) for auditors require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated July 21, 2008 except for Note 10 which is dated September 19, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The consolidated financial statements for the years ended March 31, 2007 and 2006 have been restated to correct errors in the disclosure of net changes in marketable securities as described in Note 10.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
July 21, 2008 except for Note 10 which is dated as of September 19, 2008

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2008 and 2007

(Stated in Canadian Dollars)

ASSETS	2008	2007
Current
Cash and cash equivalents	$700,514	$1,009,289
Marketable securities – Notes 2(c) and 3	45,804	55,264
Prepaid expenses and deposits	22,068	20,794
	768,386	1,085,347
Investments – Note 3	100,056	50,000
Equipment – Note 4	16,063	21,222
	$884,505	$1,156,569
LIABILITIES

Current
Accounts payable and accrued liabilities	$49,536	$60,384
SHAREHOLDERS’ EQUITY
Share capital – Note 5	7,616,876	7,616,876
Contributed surplus – Note 5(d)	422,733	271,479
Deficit	(7,204,640)	(6,792,170)
	834,969	1,096,185
	$884,505	$1,156,569

Commitments – Notes 5 and 7

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	Director	“Michael Reynolds”	Director
Thomas Pressello		Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended March 31, 2008, 2007 and 2006

 (Stated in Canadian Dollars)

	2008	2007	2006
Revenues
Administration services and rent – Note 6	$48,000	$48,741	$45,933
General and administrative expenses – Schedule I	(480,505)	(314,989)	(403,817)
Income (loss) before other items	(432,505)	(266,248)	(357,884)
Other items:
Investment income	30,890	14,021	4,222
Gain on sale of land	-	397,235	-
Gain on sale of marketable securities	-	103,806	217,416
Foreign exchange gain (loss)	(1,395)	130	(119)
Gain on settlement of accounts payable	-	85,703	37,000
Loss on write-down of marketable securities	(20,843)	-	-
	8,652	600,895	258,519
Net income (loss) and comprehensive income (loss)
for the year	(423,853)	334,647	(99,365)
Deficit, beginning of the year	(6,780,787)	(7,126,817)	(7,027,452)
Deficit, end of the year	(7,204,640)	(6,792,170)	(7,126,817)
Fair value adjustment on marketable securities
– Note 2(c)	-	11,383	-
Deficit, adjusted	$(7,204,640)	$(6,780,787)	$(7,126,817)
Basic earnings (loss) per share	$(0.06)	$0.05	$(0.01)
Basic weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703
Diluted earnings (loss) per share	$(0.06)	$0.04	$(0.01)
Diluted weighted average number of shares
outstanding	7,247,703	8,226,731	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

	2008	2007	2006

Operating Activities
Net income (loss) for the year	$(423,853)	$334,647	$(99,365)
Non-cash items:
Amortization	5,708	5,927	7,674
Gain on sale of land	-	(397,235)	-
Gain on sale of marketable securities	-	(103,806)	(217,416)
Gain on settlement of accounts payable	-	(85,703)	(37,000)
Loss on write-down of marketable securities	20,843	-	-
Stock-based compensation	151,254	-	68,593
Changes in non-cash working capital balances:
Prepaid expenses and deposits	(1,274)	(4,675)	3,414
Accounts payable and accrued liabilities	(10,848)	(27,371)	4,624

	(258,170)	(278,216)	(269,476)

Investing Activities
Investments and marketable securities	(50,056)	(82,932)	(30,000)
Proceeds from sale of marketable securities	-	233,856	367,163
Proceeds from promissory note receivable	-	-	4,999
Expenditure on land held for resale	-	(4,386)	(4,959)
Net proceeds from sale of land	-	719,226	-
Purchase of equipment	(549)	(8,608)	1,518

	(50,605)	857,156	338,721

Increase (decrease) in cash during the year	(308,775)	578,940	69,245

Cash and cash equivalents, beginning of the year	1,009,289	430,349	361,104

Cash and cash equivalents, end of the year	$700,514	$1,009,289	$430,349

Cash and cash equivalents consist of:
Cash	$52,676	$298,206	$257,518
Money market investments	96,837	131,877	-
Term deposits	551,001	579,206	172,831

	$700,514	$1,009,289	$430,349

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$-	$-	$-

Interest	$-	$-	$-

SEE ACCOMPANYING NOTES

Schedule 1

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED SCHEDULES OF

GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

	2008	2007	2006

Accounting and audit fees	$13,005	$9,450	$21,050
Amortization – equipment	5,708	5,927	7,674
Bank charges	546	564	590
Consulting and management fees – Note 6	24,000	24,000	44,250
Corporate administration fees	27,355	25,735	24,682
Filing and regulatory fees	14,614	21,301	10,953
Legal and professional fees – Note 6	16,486	8,956	13,040
Office and general	19,644	21,242	23,138
Rent and utilities	100,529	73,919	72,867
Shareholder information and investor relations	830	2,550	2,460
Stock-based compensation – Note 5(c)	151,254	-	68,593
Transfer agent fees	6,957	6,471	5,467
Travel and promotion	18,022	15,939	12,076
Wages and benefits	81,555	98,935	96,977

	$480,505	$314,989	$403,817

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company is in the business of providing administration services and rent to public companies and is actively searching for other business opportunities.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 10.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement.  Actual results may differ from these estimates.

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

c)

Marketable Securities

The Company classifies marketable securities as financial assets held for trading. These securities which are traded on a recognized securities exchange are recorded at fair values based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates. As permitted under CICA Handbook Section 3855, the consolidated financial statements as at March 31, 2007 are not restated. The cumulative effect of this change is to decrease the deficit by $11,383 as at April 1, 2007.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 2

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

d)

Investments

Investments in privately held companies in which the Company does not exert significant influence are classified as financial assets available-for-sale and are recognized at cost.  Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition.

e)

Equipment and Amortization

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

f)

Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land.  Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis.  Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis.  Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

g)

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 3

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

g)

Basic and Diluted Loss per Share – (cont’d)

For the years ended March 31, 2008 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 1,159,028 (2006: 979,028) were not included in the computation of loss per share because their effect was anti-dilutive.

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

i)

Stock-Based Compensation Plan

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

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

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 4

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

k)

Change in Accounting Policies

On April 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Upon adoption of Section 3855, all financial instruments, including derivatives, are measured in the balance sheet at fair value. The difference between the previous carrying amount and the remeasured amount in accordance with Section 3855 was recognized as an adjustment to retained earnings (deficit) at April 1, 2007 except when a financial asset is classified as available for sale. For assets classified as available for sale, the adjustment is included in the opening balance of accumulated other comprehensive income. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company designated its accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.  Cash and cash equivalents are designated as other financial instruments, marketable securities are designated as held-for-trading and investments are designated as available-for-sale financial assets.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 5

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

k)

Change in Accounting Policies – (cont’d)

Section 3251 establishes new standards on the presentation of equity and changes in equity.  Separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein are required.

l)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

m)

Accounting Changes

In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

n)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on April 1, 2008.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 6

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

n)

Future Accounting Changes – (cont’d)

Capital Disclosures and Financial Instruments – Disclosures and Presentation (cont’d)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Corporation is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new section on its financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 7

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

n)

Future Accounting Changes – (cont’d)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 3

Marketable Securities and Investments

Holdings of marketable securities and investments as at March 31, 2008 and 2007 are as follows:

a)

Marketable Securities:

	2008			2007
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Baja Mining Corp.	25,000	$33,750	$16,494	25,000	$34,000	$16,494
Minerra Resource
Corp	100,000	8,000	21,000	100,000	14,000	21,000
Inovio Biomedical
Corp.	5,000	4,054	17,770	5,000	18,647	17,770

		$45,804	$55,264		$66,647	$55,264

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 8

(Stated in Canadian Dollars)

Note 3

Marketable Securities and Investments – (cont’d)

b)

Investments:

	2008				2007
	Number		Fair		Number		Fair
	of		Market		of		Market
Investee	Shares		Value	Cost	Shares		Value	Cost

Yellowhead Mining
Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	-		-	-

		$	N/A	$100,056		$	N/A	$50,000

Note 4

Equipment

	2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$38,695	$28,561	$10,134
Office furniture	20,635	14,706	5,929
Software	4,170	4,170	-

	$63,500	$47,437	$16,063

	2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$38,146	$24,335	$13,811
Office furniture	20,635	13,224	7,411
Software	4,170	4,170	-

	$62,951	$41,729	$21,222

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 9

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

b)

Issued: common shares:

	Number	Amount
Balance, March 31, 2005, 2006 and 2007	7,247,703	$7,616,876
Common shares issued	-	-
Balance, March 31, 2008	7,247,703	$7,616,876

c)

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

Changes in stock options during the years ended March 31, 2008, 2007 and 2006 are as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life(Years)

Balance, March 31, 2005	879,028	$0.39
Granted	502,014	$0.24
Expired/cancelled	(402,014)	$0.24

Balance, March 31, 2006 and 2007	979,028	$0.24	3.24 and
			2.24
Granted	657,014	$0.25
Expired/cancelled	(477,014)	$0.25

Balance outstanding, March 31, 2008	1,159,028	$0.24	3.67

Balance exercisable, March 31, 2008	1,159,028	$0.24

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 10

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

On March 31, 2008, there were 1,159,028 stock options outstanding under the Plan entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of	Exercise
Shares	Price	Expiry Date

502,014	$0.24	December 7, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,159,028

During the year ended March 31, 2008, a compensation charge of $151,253 (2007: $Nil; 2006: $68,593) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

	2008	2007	2006

Risk-free interest rate	2.98-3.73%	-	3.83%
Expected dividend yield	0.00%	-	0.00%
Expected stock price volatility	84.80-86.01%	-	92.11%
Expected stock option life	5 years	-	3 years

d)

Contributed Surplus

The following table reconciles the Company’s contributed surplus for the years ended March 31, 2008, 2007 and 2006:

	2008	2007	2006
Balance, beginning of the year	$271,479	$271,479	$202,886
Value attributed to stock options granted
during the year	151,254	-	68,593
Balance, end of the year	$422,733	$271,479	$271,479

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 11

(Stated in Canadian Dollars)

Note 6

Related Party Transactions

For the years ended March 31, 2008, 2007 and 2006, the Company incurred the following transactions with directors or companies with common directors:

	2008	2007	2006

Administration services and rent revenue	$(48,000)	$(48,741)	$(45,933)
Legal and professional fees	-	241	2,077
Consulting and management fees	24,000	24,000	44,250

	$(24,000)	$(24,500)	$394

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7

Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31, 2009	$85,834
2010	85,834
2011	85,834
2012	85,834

$343,336

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 12

(Stated in Canadian Dollars)

Note 8

Income Taxes

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006
Income (loss) for the year before
recovery of future income tax asset	$(423,853)	$334,647	$(99,365)

Statutory tax rates	33.47%	34.12%	34.12%

Expected income tax recovery (expense)	$142,000	$(114,000)	$34,000
Permanent differences
Stock-based compensation	(51,000)	-	(23,000)
Other	(1,000)	26,000	(2,000)
Non-taxable portion of capital gains	(1,000)	76,000	37,000
Effect of change in statutory tax rates	(312,000)	-	-
Change in valuation allowance	223,000	12,000	(46,000)

Future income tax recovery	$-	$-	$-

The significant components of the Company’s net future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets
Equipment	$4,000	$3,000
Marketable securities	1,000	-
Capital losses carried forward	65,000	86,000
Non-capital losses carried forward	797,000	1,138,000

	867,000	1,227,000
Valuation allowance for future income tax assets	(867,000)	(1,227,000)

Future income tax assets	$-	$-

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 13

(Stated in Canadian Dollars)

Note 8

Income Taxes – (cont’d)

The Company has accumulated non-capital losses totalling $3,067,000 which may be applied to reduce future years’ taxable income.  The non-capital losses expire as follows:

2009	$1,867,000
2013	382,000
2014	395,000
2025	163,000
2026	16,000
2028	244,000

$3,067,000

No provision for income taxes in the US has been recorded.  The Company is unable to accurately determine the amount of its loss carry forwards and other tax attributes at this time.  The Company expects to have non-capital operating loss carry forwards available to offset any taxable income that may exist for the years ended March 31, 2008, 2007 and 2006.  Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and would be offset by a valuation allowance.

Note 9

Comparative Figures

Certain comparative figures have been reclassified to confirm to the presentation adopted for the year ended March 31, 2008.

Note 10

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

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 14

(Stated in Canadian Dollars)

Note 10

Differences between Canadian and US Generally Accepted Accounting Principles – (cont’d)

b)

Marketable Securities

Prior to April 1, 2007, the Company’s marketable securities were presented at lower of cost or market value.  Under US GAAP the Company classifies its marketable securities as “held-for-trading” and they are carried in the financial statements at their fair value equal to their quoted market price at year end. Marketable securities are classified as long-term if management does not intend to dispose of them within the subsequent year. Realized gains and losses and unrealized holding gains and losses on held-for-trading marketable securities are reported in earnings for the year.  Upon adoption of CICA Handbook Section 3855 on April 1, 2007 (Note 2), there are no ongoing differences between Canadian and US GAAP in the accounting for marketable securities.

c)

Stock-based Compensation

Pursuant to SAB 5T and FAS 123R, the sale of shares from a principal shareholder to directors of the Company at a discount results in stock-based compensation expense.  On January 8, 2008, directors of the Company acquired 1,582,210 common shares from a principal shareholder at a discount resulting in additional stock-based compensation expense of $110,754 for US GAAP.

d)

Newly Adopted Accounting Pronouncements

On April 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year end.  The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

e)

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  The Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be particularly effective for our financial statements issued for the fiscal year beginning April 1, 2008.  We are currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 15

(Stated in Canadian Dollars)

Note 10

Differences between Canadian and US Generally Accepted Accounting Principles – (cont’d)

e)

New Accounting Pronouncements – (cont’d)

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”).  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  If an entity elects the fair value option for a held-to-maturity or available-for-sale security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply.  Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future.  This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning April 1, 2008).  The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behaviour (e.g., employee exercise patterns by industry or other categories of companies) would become available.  Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007.  The staff now understands that such information will not be widely available by December 31, 2007.  Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110).  The Company does not believe that SAB 110 will have a significant impact on its financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 16

(Stated in Canadian Dollars)

Note 10

Differences between Canadian and US Generally Accepted Accounting Principles  – (cont’d)

e)

New Accounting Pronouncements – (cont’d)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”).  FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  FAS 160 require retroactive adoption of the presentation and disclosure requirements for existing minority interests.  FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008.  The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 17

(Stated in Canadian Dollars)

Note 10

Differences between Canadian and US Generally Accepted Accounting Principles – (cont’d)

The impact of these material differences on the consolidated financial statements is as follows:

Consolidated Balance Sheets	Years ended March 31,
	2008	2007
Assets
Total assets per Canadian GAAP	$884,505	$1,156,569
Trading securities increase (b)	-	11,383
Total assets per US GAAP	$884,505	$1,167,952
Liabilities
Total liabilities per Canadian and US GAAP	$49,536	$60,384
Shareholders’ Equity
Deficit, end of the year per Canadian GAAP	(7,204,640)	(6,792,170)
Unrealized gain on trading securities (b)	-	11,383
Stock-based compensation (c)	(110,754)	-
Deficit, end of the year per US GAAP	(7,315,394)	(6,780,787)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (c)	533,487	271,479
Shareholders’ equity per US GAAP	834,969	1,107,568
Total liabilities and shareholders’ equity per US GAAP	$884,505	$1,167,952

	Years ended March 31,
Consolidated Statements of Operations	2008	2007	2006

Net income (loss) for the year per Canadian GAAP	$(423,853)	$334,647	$(99,365)
Capitalized holding costs (a)	-	-	(4,959)
Unrealized loss on held-for-trading securities (b)	-	(128,318)	(102,749)
Prior years’ holding costs included in gain on sale
of land held for resale	-	15,653	-
Stock-based compensation (c)	(110,754)	-	-

Net income (loss) for the year per US GAAP	$(534,607)	$221,982	$(207,073)

Basic income (loss) per share per US GAAP	$(0.07)	$0.03	$(0.03)

Diluted income (loss) per share per US GAAP	$(0.07)	$0.03	$(0.03)

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2008, 2007 and 2006 – Page 18

(Stated in Canadian Dollars)

Note 10

Differences between Canadian and US Generally Accepted Accounting Principles –

(cont’d)

	Years ended March 31,
Consolidated Statements of Cash Flows	2008	2007	2006
		(Restated)	(Restated)

Cash flows used in operating activities per
Canadian GAAP	$(258,170)	$(278,216)	$(269,476)
Capitalized holding costs (a)	-	(4,386)	(4,959)
Unrealized loss on trading securities (b)	-	128,318	102,749
Marketable securities (f)	-	(161,250)	(132,749)

Cash flows used in operating activities per US
GAAP	(258,170)	(315,534)	(304,435)

Cash flow provided by (used in) investing
activities per Canadian GAAP	(50,605)	857,156	338,721
Capitalized holding costs (a)	-	4,386	4,959
Marketable securities (f)	-	32,932	30,000

Cash flows provided by (used in) investing
activities per US GAAP	(50,605)	894,474	373,680

Increase (decrease) in cash per US GAAP	$(308,775)	$578,940	$69,245

f)

Prior Period Restatement

In the years ended March 31, 2007 and 2006, the Company incorrectly reported net changes in marketable securities of $161,250 and $132,749 respectively as investing activities rather than as operating activities.  The Company has restated the Consolidated Statements of Cash Flows for the years ended March 31, 2007 and 2006 to properly reflect these changes.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2008

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2008. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: July 28, 2008

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is a Vancouver based company.  The Company is in the business of providing administrative services and rent to public companies and is actively searching for other business opportunities.

During fiscal 2008, the Company invested $50,056 in a private company. The Company did not invest or dispose of any marketable securities during the year. As of March 31, 2008, the Company continued to hold marketable securities of $45,804 valued at fair market value.

For fiscal 2008, the Company reported a net loss of $423,853 or $0.06 loss per share and has accumulated a deficit of $7,204,640 since inception. Management continues to search and identify potential business opportunities in order to improve operations and become profitable.

As of March 31, 2008, the Company had cash and cash equivalents of $700,514 and working capital of $718,850. The Company had no long-term debt.

1.3 Results of Operations For the Fourth Quarter and Year Ended March 31, 2008 and March 31, 2007

Revenue

Total revenue for three months and twelve months ended March 31, 2008 was $17,714 and $78,890, respectively, as compared to $415,633 and $563,803, respectively, for the same periods in 2007. Revenue consisted of administration services and rent, investment income, gain on sale of land, and gain on sale of marketable securities.  Revenue declined substantially in fiscal 2008 due to the Company reporting a gain on sale of land of approximately $400,000 in fiscal 2007, which was not repeated in the current year.  Also, in fiscal 2007, the Company reported a gain on sale of marketable securities of $103,806 compared to $nil for fiscal 2008.  Revenue from administrative services and rent was virtually unchanged for fiscal 2008 compared to fiscal 2007.

General and Administrative Expenses

General and administrative expenses for the three months and twelve months ended March 31, 2008 were $166,717 and $480,505, respectively, as compared to $83,913 and $314,989, respectively, for the same periods in 2007. The increase in general and administrative expenses in the current quarter and year resulted primarily from stock-based compensation totalling $151,254 pursuant to the issuance of stock options for staff and directors as compared to $ nil in the same periods last year. Excluding the stock-based compensation, general and administrative expenses increased by $14,262 or 6% for the year. The increase resulted primarily from rent expense due to office lease renewal.

Other expenses such as legal, audit and promotion increased slightly for the year but were offset by decreases in filing and regulatory fees and wages and benefits.

Net Income/Loss

For the three months and twelve months ended March 31, 2008, the Company reported a net loss of $191,728 and $423,853, respectively or $0.03 loss per share for the fourth quarter and $0.06 loss per share for the year ended March 31, 2008 as compared to net income of $380,107 and $334,647, respectively, or $0.05 income per share for the same periods last year.

1.4 Transactions with Related Parties

In fiscal 2008, the Company paid $24,000 (2007: $24,000) in management fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $nil (2007: $241) in legal fees to a law firm whose partner is a director of the Company.

The Company received $48,000 (2007: $48,741) in fees from a related company that has a director and officer in common. These fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

				March 31,
		2008		2007		2006

Total revenues		$78,890		$563,803		$267,571
Income (loss) before discontinued operations and extraordinary items		$(423,853)		$334,647		$(99,365)
Income (loss) per share before discontinued
operations and extraordinary items		$(0.06)		$0.05		$(0.01)
Fully diluted income (loss) per share before discontinued operations and extraordinary items		$(0.06)		$0.04		$(0.01)
Net income (loss)		$(423,853)		$334,647		$(99,365)
Income (loss) per share		$(0.06)		$0.05		$(0.01)
Fully diluted income (loss) per share		$(0.06)		$0.04		$(0.01)
Total assets		$884,505		$1,156,569		$934,996
Total long-term debt		$0		$0		$0
Cash dividend	$	Nil	$	Nil	$	Nil

Fiscal 2007 compared to Fiscal 2006

Total revenue for the year ended March 31, 2007 was $563,803 as compared to $267,571 for the year ended March 31, 2006. Revenue consisted of administrative services and rent, investment income, gain on sale of land and gain on sale of marketable securities. The increase in revenue in fiscal 2007 was primarily due to revenue generated from gain on sale of land of $397,235 (2006- $nil). Revenue recorded from sale of marketable securities for fiscal 2007 was $103,806 as compared to $217,416 for the year ended March 31, 2006. The decrease in revenue from sale of marketable securities was due to reduced activities in investing and trading of marketable securities in fiscal 2007.  Revenues from administrative services and rent were $48,741 for fiscal 2007 compared to $45,933 for fiscal 2006.

The Company reported a net income of $334,647 or $0.05 income per share in fiscal 2007 as compared to a net loss of $99,365 or $0.01 loss per share in fiscal 2006. The increase in fiscal 2007 was due to the following reasons: 1) Revenue increased $296,232 in fiscal 2007 as mentioned above. 2) The Company did not expense any stock-based compensation in fiscal 2007 as compared to stock-based compensation of $68,593 in fiscal 2006. 3) Management fees reduced from $44,250 in fiscal 2006 to $24,000 in fiscal 2007 as part of management cost cutting measures.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2006	Q2 Sept 30, 2006	Q3 Dec 31, 2006	Q4 Mar 31, 2007	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar. 31, 2008
Total Revenues	$113,956	$18,884	$15,330	$415,633	$20,839	$20,540	$19,797	$17,714

Income or loss before discontinued operations and extraordinary items:

Total	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)
Per Share	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Per Share Fully Diluted	$0.01	$0.00	$(0.01)	$0.04	$(0.01)	$(0.01)	$(0.01)	$(0.03)

Net income or loss:

Total	$37,086	$(25,003)	$(57,543)	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)
Per Share	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Per Share Fully Diluted	$0.01	$0.00	$(0.01)	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2007, net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

During the quarter ended March 31, 2008, net loss of $191,728 was primarily the result of an unrealised loss on write-down of investment of $20,843, stock-based compensation of $74,482 and general and administrative expenses of $96,403.

1.7 Liquidity and Capital Resources

Working capital decreased by $306,113 from $1,024,963 as of March 31, 2007 to $718,850 as at March 31, 2008. The decrease was primarily attributable to the operating loss for the year.

For the year ended March 31, 2008, the Company generated negative cash outflow of $308,226 from operating activities as compared to $278,216 negative cash outflow from 2007 operating activities. From an operating standpoint, the Company relies on revenue from administrative services and rent to partially remedy operating deficiency.  The Company has no plans for any material capital expenditures in the coming year.

The Company did not engage in any financing activities in fiscal 2008 or fiscal 2007.

In fiscal 2008, the Company expended $549 in equipment and $50,056 on investments resulting in cash outflows of $50,605 from investing activities.  In fiscal 2007 the Company received net proceeds of $948,696 from sale of marketable securities and land offset by acquisitions of investments and marketable securities of $82,932 and equipment of $8,608 with net cash inflows of $857,156 from investing activities.

The Company generated negative net cash outflow of $308,775 for the 2008 fiscal year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statements in full.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations and Commitments

On March 31, 2008, the Company had no long-term debt, capital lease obligations, purchase obligations, contractual obligations or commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.11 Financial instruments and Risk Factors

As of March 31, 2008 the Company held $45,804 in marketable securities, which are valued at fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $100,056 investments in privately held companies, which are valued at cost. The investments are also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents and accounts payable, were not exposed to any financial instrument risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Changes in Accounting Policies

Changes in Accounting Policies

On April 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

1.12   Changes in Accounting Policies – (cont’d)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Upon adoption of Section 3855, all financial instruments, including derivatives, are measured in the balance sheet at fair value. The difference between the previous carrying amount and the remeasured amount in accordance with Section 3855 was recognized as an adjustment to retained earnings (deficit) at April 1, 2007 except when a financial asset is classified as available for sale. For assets classified as available for sale, the adjustment is included in the opening balance of accumulated other comprehensive income. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

Upon adoption of these new standards, the Company designated its accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.  Cash and cash equivalents are designated as other financial instruments, marketable securities are designated as held-for-trading and investments are designated as available-for-sale financial assets.

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on April 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Corporation is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

1.12 Changes in Accounting Policies – (cont’d)

Future Accounting Changes – (cont’d)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new section on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.13 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2008 and July 28, 2008

1.14 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

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

"Thomas Pressello"

________________________________

Name:  Thomas Pressello

Chief Executive Officer

Date:   October 10, 2008

SECTION 302 CERTIFICATION

I,  David J. Raffa, certify that:

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

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f) for the registrant and have:

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

"David J. Raffa"

________________________________

Name:  David J. Raffa

Director

Date:  October 10, 2008

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas Pressello, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Thomas Pressello"

___________________________

Name: Thomas Pressello

Title:   Chief Executive Officer

Date:   October 10, 2008

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

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David J. Raffa, a Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"David J. Raffa"

____________________________________

Name:  David J. Raffa

Title:    Director

Date:    October 10, 2008

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