Form 20-F
period 2009-03-31
PACIFIC HARBOUR CAPITAL LTD
filed 2009-09-29
CIK 936801

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Thomas Pressello, (604) 697-0687 Ext. 1  tpressello@pacificharbour.ca

Suite 1502 – 543 Granville Streeet

Vancouver, British columbia, Canada V6C 1X8

Name, Telephone, E-mail and/or Facsimile Number and Address of Contact Person

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

(Title of each class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report date:   7,247,703 Common Shares without par value

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes [X]              No [  ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [  ]              No [X]

Indicated by check mark whether the Company is a large accelerated filer, an accelerated files, or a non-accelerated files.

Large accelerated filer [  ]              Accelerated filer [  ]              Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	Interntional Financial Resporting Standards [ ]	Other [X]
By the International Accounting Standards Board

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

The information contained in this Annual Report is current at August 24, 2009 except where a different date is specified.

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

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

In Canadian Dollars Unless Otherwise Indicated

The following table sets forth selected consolidated financial data for Pacific Harbour Capital Ltd., (hereinafter the "Company"). Insofar as it relates to the Company as of and for each of the years in the five year period ended March 31, 2009, the data has been derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and reconciliation between Canadian and United States GAAP (See Note 10 in the Consolidated Financial Statements) that have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, of Vancouver, Canada for the year end March 31, 2009 and BDO Dunwoody LLP (formerly Amisano Hanson, Chartered Accountants) of Vancouver, Canada as to the four years ended March 31, 2008. The data set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

Per Canadian GAAP	2009	2008	2007	2006	2005

Revenue	$39,970	$48,000	$48,741	$45,933	$57,500

Loss before other items	$(267,606)	$(432,505)	$(266,248)	$(136,246)	$(382,510)
Income (loss) from continuing operations	$(261,112)	$(423,853)	$323,264	$(99,365)	$(457,646)
Income (loss) from discontinued operations

Net Income (loss) for the year	$(261,112)	$(423,853)	$323,264	$(99,365)	$(457,646)

Basic earnings (loss) per share for continuing operations	$(0.04)	$(0.06)	$0.05	$(0.01)	$(0.06)
Basic Earnings (loss) per share	$(0.04)	$(0.06)	$0.05	$(0.01)	$(0.06)
Diluted Earnings (loss) per share	$(0.04)	$(0.06)	$0.04	$(0.01)	$(0.06)
Total assets	$598,867	$884,505	$1,156,569	$934,996	$998,144
Long term debt
Working Capital	$461,233	$718,850	$1,024,963	$742,997	$764,578
Shareholders' equity	$573,854	$834,969	$1,096,185	$761,538	$792,310
Share Capital	$7,616,876	$7,616,876	$7,616,876	$7,616,876	$7,616,876
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil
Weighted average number of shares	7,247,703	7,247,703	7,247,703	7,247,703	7,247,703

Per U.S. GAAP	2009	2008	2007	2006	2005

Revenue	$39,970	$48,000	$48,741	$45,933	$57,500

Loss before other items	$(267,606)	$(432,805)	$(266,248)	$(136,246)	$(382,510)
Income (loss) from continuing operations	$(261,112)	$(534,607)	$221,982	$(207,073)	$(220,976)
Income (loss) from discontinued operations

Net income (loss)	$(261,112)	$(534,607)	$ 221,982	$ (207,073)	$(220,976)

Basic Earnings (loss) per share for continuing operations	$(0.04)	$(0.07)	$0.03	$(0.03)	$(0.03)
Basic Earnings (loss) per share	$(0.04)	$(0.07)	$0.03	$(0.03)	$(0.03)
Diluted Earnings (loss) per share	$(0.04)	$(0.07)	$0.03	$(0.03)	$(0.03)
Total assets	$598,867	$884,505	$1,167,952	$1.059,044	$1,229,900

Weighted average number of shares Outstanding under US GAAP	7,247,703	7,247,703	7,247,703	7,247,703	7,247,703
Long term debt
Shareholders’ equity	$573,854	$834,969	$1,107,568	$885,586	$1,024,066
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

Currency and Exchange Rates

The noon rate of exchange on August 24, 2009 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US $1.00 = Cdn $1.0742.  Unless otherwise indicated in this Annual Report, all references herein are to Canadian dollars.

The following sets out the high and low exchange rates for one United States dollar expressed in terms of one Canadian dollar during the period February 1, 2009 to July 31, 2009 based on the noon buying rates posted on the Bank of Canada website.

Month of	High	Low
July 2009	1.1655	1.0790
June 2009	1.1625	1.0827
May 2009	1.1868	1.0828
April 2009	1.2640	1.1939
March 2009	1.2995	1.2245
February 2009	1.2710	1.2190

The following sets out the average exchange rates for the conversion of one United States dollar into one Canadian dollar for the five most recent financial years using information reported by the Bank of Canada.

	Year Ended March 31
	2005	2006	2007	2008	2009

Average for the period	1.2785	1.1932	1.1386	1.0321	1.1273

B.  CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

C. REASONS FOR THE OFFER AND USE OF PROCEES

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

History of losses and expected losses in the future:

The Company reported a loss of $457,646 for the year ended March 31, 2005; a loss of $99,365 for the year ended March 31, 2006; a net gain of $323,264 for year ended March 31, 2007; a net loss of $423,853 for the year ended March 31, 2008 and a net loss of $261,112 for the year ended March 31, 2009.  Net gains for 2007 were attributable to the disposal of marketable securities and the realized gain on the sale of the Company’s land investment and were not repeated in fiscal 2008 or 2009.  The Company cannot predict when it may be able to sustain or increase its profitability.

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

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company's common shares are subject to these penny stock rules.  Transaction costs associated with purchase and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Pacific Harbour Capital Ltd., a Vancouver based investment company has their principal office located at Suite 1502 – 543 Granville Street, Vancouver, BC, V6C 1X8 (T) 604 697-0687 (F) 604 697-0686.

The Company was incorporated as Glider Resources Inc. under the Company Act (British Columbia) on March 18, 1986. On November 18, 1988 the name of the Company was changed to Glider Development Inc. and on September 25, 1992 the name of the Company was changed to Venture Pacific Development Corporation.  During the year end March 31, 1993 the issued and outstanding common shares of the Company were consolidated on the basis of 6 old shares for 1 new share.   On October 21, 2002, the Company changed its name to Pacific Harbour Capital Ltd., and consolidated the issued and outstanding common shares on the basis of 2 old shares for 1 new share. At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2009 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

The Company has furnished its shareholders with annual reports containing audited financial statements and quarterly or other interim reports containing financial and other information to the extent required by the British Columbia Company Act, the TSX-VE and the British Columbia Securities Commission ("BCSC"), and/or other applicable authorities and has provided the reports required by the U.S. Securities Exchange Act of 1934 ("1934 Act"). The Company is subject to the information and reporting requirements under the British Columbia Company Act and has filed periodic reports, proxy materials and other reports with the Executive Director under the British Columbia Securities Act and with the TSX-VE. Such reports can be inspected and copied, at the expense of the person requesting the report, at the TSX-VE offices at #2700 - 650 West Georgia Street, Vancouver, B.C., V6B 4N9 and at the offices of the BCSC Executive Director at 9th Floor - 701 W. Georgia St., Vancouver, BC, V7Y IL2, at prescribed rates.

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

 ORGANIZATION STRUCTURE

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Presentation

The consolidated financial statements for the year ended March 31, 2009 present the results from operations of the parent company, Pacific Harbour Capital Ltd., and 100% of the results of operations from all of its wholly-owned subsidiaries.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), but where application of Canadian GAAP results in differences with financial statements prepared in accordance with United States generally accepted accounting principles ("'US GAAP"), these differences have been disclosed in Item 3A.

The consolidated financial statements are denominated in Canadian dollars and have not been translated into United States dollars. The following discussion centers around the operations for the current year ended March 31, 2009 (fiscal 2009) with comparison to the prior year ended March 31, 2008 (fiscal 2008).

A.

OPERATING RESULTS

During the fiscal period ended March 31, 2009, the Company’s revenue of $39,970 consisted of administration services and rent.  During the fiscal year ended March 31, 2008, the Company reported revenue of $48,000 .

As at March 31, 2009, general and administrative expenses decreased to $307,576 as compared to $480,505 for the fiscal period ended March 31, 2008. The decrease in the current year resulted primarily from stock-based compensation totalling $151,254 in fiscal 2008 which was not repeated in the current fiscal year. Excluding the stock-based compensation, general and administrative expenses decreased by $21,675 for the year.

During the fiscal period ended March 31, 2009, expenses such as audit and corporate accounting increased slightly for the year but were offset by a decrease in wages and legal expenses. Corporate administration fees increased from $27,355 in fiscal 2008 to $28,082 in fiscal 2009.

In fiscal 2009, consulting and management fees of $24,000 were paid to a company controlled by a director and officer of the Company.  These fees remained the same as those paid during fiscal 2008.  Management fees were paid in connection with services provided in overseeing the day-to-day operaitons of the Company.

In fiscal 2007, the Company had reported a gain on the sale of land or approximiately $400,000 which was not repeated during the 2008 or the 2009 fiscal year.

Unfavourable market conditions increased the loss in write-down of marketable securities in fiscal 2009 from $20,843 in fiscal 2008 to $35,606 in fiscal 2009.

The Company recorded a net loss of  $261,112 or $0.04 loss per share for the year ended March 31, 2009 compared to a loss of $423,853 or $0.06 loss per share for the year ended March 31, 2008.  The decrease in the loss from the comparative year was due mainly to a significant decrease in stock-based compensation expense (2009-$nil; 2008-$151,254).  Excluding stock-based compensation, operating expenses were comparable for fiscal 2009 and fiscal 2008.

B.

LIQUIDITY AND CAPITAL RESOURCES

Working capital decreased by $257,617 from $718,850 as of March 31, 2008 to $461,233 as at March 31, 2009.  The decrease was primarily attributable to operating loss for the year.

For the year ended March 31, 2009, cash used in operating activities was $244,684 from operations, as compared to $258,170 from 2008 operating activities.  From an operating standpoint, the Company continues to finance its operations from proceeds generated from the sale of marketable securities and investments to remedy operating deficiency.  The Company has no plans for any material capital expenditures in the coming year.  Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future.  There is no assurance that the Company will be successful in achieving these objectives.

The Company did not engage in any financing activities in fiscal 2009, 2008 and 2007.

During fiscal 2009, the Company invested $856 (2008-$549) in equipment resulting in cash outflow of $856 from investing activities.

The Company generated negative net cash outflow of $245,540 for the year ended March 31, 2009.  Depending on future growth and investment activities, the Company may obtain equity financing to support acquisition or investment activities.

Prepared in accordance with US GAAP the net loss for the year ended March 31, 2009 would be $261,112 compared to a net loss for the year ended March 31, 2008 of $534,607. The differences between Canadian and US GAAP result from additional stock-based compensation expense of $110,754 recorded under US GAAP for the 2008 fiscal year.

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

Total assets in accordance with Canadian GAAP were $598,867 at March 31, 2009; $884,505 at March 31, 2008 and $1,167,952 at March 31, 2007.  The difference under Canadian and US GAAP is that in 2007 the marketable securities were carried at the lower of cost or market for Canadian GAAP and carried at fair value under US GAAP.

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

G.

SAFE HARBOUR

This Annual Report on 20-F contains the words “estimate,” “project,” “intend,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading  “Risk Factors”.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of the shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Company's Articles. The Company's last annual general meeting was held on August 18, 2009 and the next meeting must be held within 13 months of that date as specified by the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors. As of August 18, 2009 the following persons were directors and executive officers of the Company:

NAME	AGE	POSITION	DATE OF APPOINTMENT
Thomas Pressello *	40	Director	December 12, 2001
		Chief Executive Officer
		and President	March 5, 2002

Michael Reynolds *	45	Director	July 26, 2005

David Raffa *	52	Director	December 7, 2005

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

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	$24,000(4) $24,000(4) $24,000(4)	Nil 352,014 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, consulting/management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to Equation Capital Consulting Ltd., a private B.C. company whose shares are owned by Thomas Pressello and the Pressello Trust of which Thomas Pressello is a Trustee and Beneficiary.

No new options were granted nor where any amendments made to options held by the Named Executive Officer of the Company during the fiscal year ended March 31, 2009.

Aggregated Option Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets out forth details of all exercises of stock options during the most recently completed fiscal year by the Named Executive Officer and the number of unexercised options held by the Named Executive Officer.  During this period, no outstanding SAR's were held by the Named Executive Officer.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable (2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014	Nil

1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.   The last traded price for the common shares of the Company on the TSX-VE was $0.12 on March 17, 2009, less than the exercise price of the option.

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

Options Grants During The Most Recently Completed Fiscal Year

The Company did not grant any new options to directors of the Company during the fiscal period ended March 31, 2009.

The following table sets out details of all stock options held by directors who are not Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on a aggregate basis

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable (2)
Michael Reynolds	Nil	Nil	352,014	Nil
David Raffa	Nil	Nil	125,000/ 175,000	Nil

1)  Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)  In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price. The last traded price for the common shares of the Company on the TSX-VE was $0.12 on March 17, 2009, less than the exercise price of the option .

There were no repricings of stock options held by directors of the Company during the fiscal year ended March 31, 2009.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at the end of the most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	959,028 175,000	$0.24 $0.27	274,027
Equity compensation plans not approved by shareholders	Nil	Nil	N/A
Total	1,134,028		274,027

C.

BOARD PRACTICES

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then.  The Company’s last Annual General Meeting was held on August 18, 2009 when all directors were re-elected to the Board.  Thomas Pressello has been a director of the Company since December 14, 2001 and President and Chief Executive Officer of the Company since March 5, 2002; Michael Reynolds has been a director of the Company since July 26, 2005 and David Raffa has been a director of the Company since December 7, 2005. The Company has no arrangement to provide benefits to directors upon termination of employment.

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

D.

EMPLOYEES

During fiscal periods 2008 and 2009 the Company employed one full time employee who provides administration services and is in the Company's offices in Vancouver, B.C. Canada. The Company also employs a part-time accounting consultant. The Company has no relationship with labour unions.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at August 24, 2009	Number of Options or Warrants Outstanding at August 24, 2009	Beneficial Percentage Ownership (1)	Exercise Price	Expiry Date

Thomas Pressello	741,310 *	352,014	13.25%	$0.24	June 25, 2012

Michael Reynolds	1,249,060	352,014	19.40%	$0.24	Dec. 7, 2010

David Raffa	Nil	125,000	3.63%	$0.24	Dec. 7, 2010
		175,000		$0.27	Mar. 13, 2013

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

	NUMBER OF COMMON	PERCENTAGE OF
	SHARES HELD AS AT	OUTSTANDING
NAME AND ADDRESS	AUGUST 24, 2009	SHARES HELD

Hartford Estate Holdings Ltd.	500,006	6.90%
#503 – 100 Park Royal
West Vancouver, B.C.
V7T 1A2

Thomas Pressello	*741,310	10.23%
#1502 – 543 Granville Street
Vancouver, B.C.
V6C X81

Michael Reynolds	1,249,060	17.23%
Geissbaechliweg 8a
6318 Walchwil, Switzerland

* Of this figure, 370,655 common shares are held by the Pressello Trust, of which Thomas Pressello is a Trustee and Beneficiary.

All shareholders of common shares are afforded the same voting rights.

Based on the records of Computershare Trust Company of Canada, the Company's registrar and transfer agent, as at August 24, 2009 there were 7,247,703 issued and outstanding Common Shares and 21 registered shareholders of which 748,001 Common shares were held by 11 registered shareholders located in the United States; 6,498,536 Common shares held by 8 registered shareholders located in Canada and 1,166 Common shares held by 2 registered shareholder located in the United Kingdom.

The Company is not directly or indirectly owned or controlled by any person, corporation or foreign government.

The Company is unaware of any events which may occur in the future to result in a change of control of the Company.

B.

RELATED PARTY TRANSACTIONS

During fiscal years ended March 31, 2009, March 31, 2008 and March 31, 2007 the Company received administration fees in the amount of $4,000 per month for the use of office space and administrative personnel from a company with common directors.  During these fiscal periods, the Company also paid management fees to a company with a director in common in the amount of $2,000 per month.

None of the directors or executive officers of the Company, and no associates or affiliates of any of the foregoing persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

C.

INTERESTS OF EXPERTS AND COUNSEL

This Form 20-F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this item.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended March 31, 2009 audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, an independent auditor.  Included in these statements are the Audit Report dated June 15, 2009 are the Consoliated Balance Sheets as at March 31, 2009 and 2008; Consolidated Statements of Operations, Comprehensive Loss and Deficit for the fiscal years ended March 31, 2009, 2008 and 2007; Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2009, 2008 and 2007; Consolidated Schedules of General and Administrative Expenses (Schedule 1) for the fiscal years ended March 31, 2009, 2008 and 2007; Notes to the Financial Statements and Management’s Discussion and Analysis Report as at July 10, 2009.

The Company has not paid any cash dividends on its common stock since incorporation and anticipates that, for the forseeable future, earnings, if any, will continue to be retained for use in its business.

B.

SIGNIFICANT CHANGES

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

THE OFFER AND LISTING DETAILS

The Company has two classes of capital stock, Common Shares without par value and Preferred Shares without par value. The Company became a public company on December 3, 1987 when it undertook an initial public offering of its common shares in British Columbia, Canada and was listed on the Vancouver Stock Exchange ("VSE") (now the TSX Venture Exchange ("TSX-VE"). The Company's listing on the TSX-VE is as a Tier I Company trading under the symbol "PCF". In the United States the common shares are quoted on the Over-The-Counter Bulletin Board under the symbol "PCFHF".

The following table sets forth the high and low sale price for the Common Shares of the Company for each of the five fiscal years indicated on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange		OTC Bulletin Board
	(in Canadian $)		(in US $)

Fiscal Year	High	Low	High	Low
2009	0.50	0.105	0.163	0.1
2008	0.48	0.255	0.3315	0.231
2007	0.85	0.23	0.19	0.00
2006	0.74	0.165	0.30	0.00
2005	0.35	0.155	0.225	0.125

The following table sets forth, for the two most recent full financial years, the high and low sale price for each full financial quarter of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

		TSX Venture Exchange		OTC Bulletin Board
		(in Canadian $)		(in US $)

Year	Quarter	High	Low	High	Low
2009	4th	0.15	0.115	0.15	0.1
	3rd	0.185	0.105	0.163	0.10
	2nd	0.50	0.235	0.00	0.00*
	1st	0.35	0.29	0.00	0.00*
2008	4th	0.48	0.30	0.30	0.30
	3rd	0.45	0.255	0.3315	0.231
	2nd	0.32	0.255	0.30	0.232
	1st	0.38	0.255	0.00	0.00*

The following table sets forth for the most recent six months, the high and low sale price of the Company's Common Shares on the TSX-VE and the OTC Bulletin Board:

	TSX Venture Exchange		OTC Bulletin Board
	(in Canadian $)		(in US $)

Month	High	Low	High	Low
February 2009	0.15	0.14	0.15	0.12

March 2009	0.12	0.115	0.1	0.1
April 2009	0.00	0.00*	0.00	0.00 *
May 2009	0.105	0.00	0.00	0.00 *
June 2009	0.145	0.00	0.16	0.16
July 2009	0.175	0.170	0.00	0.00 *

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

On November 18, 1988 the name of the Company was changed to Glider Development Inc. and on September 25, 1992 the name of the Company was changed to Venture Pacific Development Corporation.  During the year ended March 31, 1993 the issued and outstanding common shares of the Company were consolidated on the basis of 6 old shares for 1 new share.   On October 21, 2002, the Company changed its name to Pacific Harbour Capital Ltd., and consolidated the issued and outstanding common shares on the basis of 2 old shares for 1 new share. At the same time, the authorized capital of the Company was increased to 100,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares").  As of the Company's year end of March 31, 2009 there were 7,247,703 Common Shares issued and outstanding and no issued Preferred Shares.

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

There are no restrictions on the purchase or redemption of common shares by the Company and no provisions for sinking funds.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating documents of the Company.

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

The Company is required to give its registered shareholders, including intermediaries who hold shares on behalf of beneficial owners, not less than 21 days notice of any general meeting of the Company, unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice no fewer than 30 or more than 60 days prior to the date of the meeting.  The Company then delivers in bulk, proxy-related materials in the amounts specified by the intermediaries.  No shares of the Company owned by intermediaries may be voted at a general meeting of the company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  The beneficial owner must then deliver voting instructions to the intermediary to enable the intermediary to deliver a proxy to the Company on the beneficial owner’s behalf within the time limited by the Company for the deposit of proxies in order for the beneficial owner’s shares to be voted at the meeting.

There is no provision in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiairies).

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

If an investment is reviewable, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If with such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satsified or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied, the Non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest itself of control of the business that is the subject of the investment.   The only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold and because the Company’s business activities would likely be deemed not related to Canada’s cultural heritage or national identiy, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

E.

TAXATION

The following discussion of Canadian and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Shares.

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax consequences applicable to a holder of our common shares, who at all material times:

1)

deal at arm's length with the Company

2)

holds Common Shares as capital property

3)

are not residents of Canada at any time when holding Common Shares

4)

do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations in force under the ITA on the date of this annual report, the Canada-United States Tax Convention (the "Convention"), current published administrative and assessing practices of the Canada Revenue Agency, all specific proposals to amend the ITA and the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this annual report and all judicial decisions currently in effect.

This summary is not exhaustive and, except for the proposed amendments to the ITA, does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation.  This summary does not take into account tax legislation or considerations of any province or territory of Canada.  None of the tax consequences described herein depend or rely upon any of the proposed amendments to the ITA passing into law.  As Canadian tax consequences may differ from one holder to the next, a shareholder is advised to consult a tax advisor.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends, paid or deemed to be paid, by a Canadian resident corporation to a non-resident of Canada shall be subject to withholding tax at the rate of 25% on the gross amount of the dividend or deemed dividend, subject to the provisions of any applicable income tax convention. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Convention.  Pursuant to the Treaty, the rate of withholding tax may be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States and further reduced to 5% if the beneficial owner of shares is a corporation owning at least 10% of the voting shares of the Company.  The Company would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

Capital Gains

A non-resident shareholder of the Company is not subect to tax under the Income Tax Act (Canada) ( the "ITA") in respect of a capital gain realized upon the disposition of a share of the public company (listed on a prescribed stock exchange which includes the TSX-V) unless the share represents "taxable Canadian property" to the holder.  Our common shares would be considered taxable Canadian property only if:  a)  the holder is a non-resident  b)   persons with whom the non-resident holder did not deal at arm's length  c)   the non-resident holder and persons with whom he did not deal at arm's length owned  25% or more of the issued shares of any class of shares of the Company during the period of 60 months immediately preceding the disposition unless.

United States Federal Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder of our common shares who holds such shares as capital assets.  For federal income tax purposes, a U.S. Holder is an individual who is a citizen or resident of the United States;  a domestic corporation  or partnership created or organized in or under the laws of the United States or any political subdivision thereof;  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust .  Accordingly, U.S. Holders should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Shares.

Dividends

U.S. Holders receiving dividend distributions are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income.  See "Foreign Tax Credit" below.   To the extent that distributions exceed our current or accumualted earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of the Company and thereafter as gain from the sale or exchange of the common shares of the company.  Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder who is an individual, estate or trust.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.    There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income" and certain other classifications of income.  A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock is also entitled  to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received.  The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, U.S. Holders will recognize a capital gain or loss for United Stated federal income tax purposes equal to the difference, if any, between the amount that you realize and your adjusted tax basis on the common shares.  Your adjusted tax basis generally will be the cost to you of such shares as determined under United States federal income tax principles.  For taxable years beginning before January 1, 2011, capital gain of a non-corporate U.S. Holder, including an individual, generally will be taxed at a maximum rate of 15% if the property has been held for more than one year.  The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

For United States federal income tax purposes, a foreign corporation could be classified as a Passive Foreign Investment Company ("PFIC") , if in any taxable year either at least 75% of the Company's gross income is "Passive income", or on average 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income.  There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years

U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of comon shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder who makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's oridinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can however elect to defer the payment of Untied States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regardidng the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation ("CFC") is one in which U.S. shareholders own more than 50 percent, by vote or value, of the CFC.  Only those U.S. shareholders who own, directly or indirectly, 10% or more of the CFC are included in the "more than 50%" total.  ie.  If one U.S. person owns 40% of a CFC and ten persons each own 6%, it is not a CFC, even though U.S. shareholders own 100 percent of the stock.  In this example, only one of those U.S. persons is a "U.S. shareholder".  Subpart F income only applies to CFC's generally consisting of dividends, interest, rents and royalties. If a CFC generates subpart F income, typically its U.S. shareholders must include a "deemed dividend" in income in the year the CFC earns the subpart F income (rather than when the CFC distributes the income).   Due to the complexity of subpart F and because it is not clear that subpart F would apply to the holders of common shares of the Company, U.S shareholders should consult their own tax advisors as to this matter.

F.  DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and , as such, there is not requirement to provide any information under this section.

G.  STATEMENTS BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and , as such, there is not requirement to provide any information under this section.

H. DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at the corporate offices of the Company, #1502 – 543 Granville Street, Vancouver, B.C., Canada, V6C 1X8, during normal business hours.

I.

SUBSIDIARY INFORMATION

There is no information relating to the Company's subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financials statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

This item should be read on conjunction with Item 3D "Risk Factors" of this Annual Report.

The Company's capital includes share capital and cash.    The Company manages its capital to safeguard their ability to continue as a "going concern" in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.  To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital management has not changed during the fiscal year ended March 31, 2009.

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies.

The Company invests surplus cash in fixed rate term deposits. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2009 being the date of our most recently completed fiscal year. Based upon that evaluation, the chief executive officer and acting financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information required to be included in our periodic SEC filings.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2009.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting.  Management's report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During our most recently completed fiscal year ended March 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics previously filed with the Securities & Exchange Commission, applicable to its directors, principal executive officer and principal financial officer (or acting principal financial officer), that deters wrongdoing and promotes honest and ethical conduct.  There have been no amendments to the Code of Ethics since it was adoted by the Company.  The Company will provide to any person without charge, upon either written or e-mailed request, a copy of the Code of Ethics.  Please send your request to the Company’s offices located at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 Canada or via e-mail to dmcdonald@pacificharbour.ca.  The Company does not have a website.

ITEM 16C.

PRINCIPAL ACCOUNT FEES AND SERVICES

Audit Fees

In respect of professional services rendered, including reimbursements for expenses, fees were paid to Dale Matheson Carr-Hilton Labonte LLP during the fiscal year ended March 31, 2009 and also to BDO Dunwoody LLP (formerly Amisano Hanson) for the fiscal year ended March 31, 2008, the Company’s audit firms during these periods:

Type of Fees	March 31, 2009	March 31, 2008
Audit fee	$15,000	$12,800
Audited Related Fees	0	0
Tax Fees	0	0
All Other Fees	240	204
Total Fees	$15,240	$13,004

Audit Related Fees

No additional fees were paid during either of the fiscal years ended March 31, 2009 or March 31, 2008.

Tax Fees

No additional fees were paid during either of the fiscal years ended March 31, 2009 or March 31, 2008.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company complies with the listing standards for audit committees and therefore this section is not applicable for the fiscal period ended March 31, 2009.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER & AFFLIATED PURCHASERS

The Company did not make any purchase of shares of common stock that are registered by the issuer for the fiscal period ended March 31, 2009.

ITEM 16F.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On January 22, 2009 the Company's auditors, BDO Dunwoody LLP tendered their resignation and the Company accepted the engagement of Dale Matheson Carr-Hilton Labonte LLP.  The decision to change auditors was approved by the Board of Directors of the Company.  There were no reportable disagreements between the Company and BDO Dunwoody LLP and no qualified opinions or denials of opinions by BDO Dunwoody LLP for the purposes of National Instrument 51-102 of Canadian Securities Administrators.   The Company's reporting package including the Notice of Change of Auditor, consent letters from both BDO Dunwoody LLP and Dale Matheson Carr-Hilton Labonte LLP have been filed with the Securities & Exchange under a Form 6-K filed January 28, 2009.

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

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.

Financial Statements

Cover Sheet
Auditors’ Report dated June 15, 2009
Consolidated Balance Sheets as at March 31, 2009 and 2008
Consolidated Statements of Operations, Comprehensise Loss And Deficit for Years Ended March 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows for Years Ended March 31, 2009, 2008 and 2007
Consolidated Schedules of General & Administrative Expenses For Years Ended March 31, 2009, 2008 and 2007
Notes to Consolidated Financial Statements for Year Ended March 31, 2009
Management Discussion and Analysis dated July 10, 2009

Certification of the Chief Executive Officer pursuant to 18 USC Section 1350 as adopted pursuant to Section 302 of the Sarbannes Oxley Act of 2002
Certification of Director pursuant to Section 1350 18 USC as adopted pursuant to Section 302 of the Sarbannes Oxley Act of 2002
Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act of 2002
Certification of Director pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbannes Oxley Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC HARBOUR CAPITAL LTD.

"Thomas Pressello"
Date: September 22, 2009	By:
Thomas J. Pressello
President, Chief Executive Officer and Director

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

Name: Thomas Pressello
Chief Executive Officer

Date:   September 22, 2009

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

"David J. Raffa"

Name: David J. Raffa
Director

Date:  September 22, 2009

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas Pressello, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Thomas Pressello"

Name: Thomas Pressello

Title:   Chief Executive Officer

Date:   September 22, 2009

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

SECTION 906 CERTIFICATION

In connection with the annual report of Pacific Harbour Capital Ltd., (the “Company”) on Form 20-F for the fiscal year ending March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David J. Raffa, a Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"David J. Raffa"

Name:  David J. Raffa

Title:    Director

Date:    September 22, 2009

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

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the shareholders of Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheet of Pacific Harbour Capital Ltd. as at March 31, 2009 and the consolidated statement of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements at March 31, 2008 and for the years ended March 31, 2008 and 2007 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 21, 2008.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 15, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated June 15, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

 CHARTERED ACCOUNTANTS

Vancouver, Canada

June 15, 2009

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

	March 31, 2009	March 31, 2008
ASSETS
Current
Cash and cash equivalents	$454,974	$700,514
Marketable securities (Note 3)	10,198	45,804
Prepaid expenses and deposits	21,074	22,068
	486,246	768,386

Investments (Note 3)	100,056	100,056
Equipment (Note 4)	12,565	16,063

	$598,867	$884,505

LIABILITIES
Current
Accounts payable and accrued liabilities	$25,013	$49,536

SHAREHOLDERS' EQUITY
Capital stock (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5)	422,733	422,733
Deficit	(7,465,755)	(7,204,640)
	573,854	834,969

	$598,867	$884,505

Nature of Operations and Continuance of Operations (Note 1)

Commitments (Note 7)

APPROVED BY THE DIRECTORS:

“Thomas Pressello” ,Director	“David Raffa” ,Director
Thomas Pressello	David Raffa

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31,
		2009	2008	2007

Expenses
Administration recovery (Note 6)		$39,970	$48,000	$48,741
Fair value changes of marketable securities		(35,606)	(20,843)	(11,383)
Foreign exchange gain (loss)		1,698	(1,395)	130
Gain on sale of land		-	-	397,235
Gain on sale of marketable securities		-	-	103,806
General and administrative expenses – Schedule I		(307,576)	(480,505)	(314,989)
Interest income		13,254	30,890	14,021
Write-off of accounts payable		27,148	-	85,703

Net and comprehensive income (loss)		(261,112)	(423,853)	323,264

Deficit, beginning		(7,204,643)	(6,780,787)	(7,104,051)

Deficit, ending		$(7,465,755)	$(7,204,640)	$(6,780,787)

Basic and diluted earnings (loss) per share	$	(0.04)	$(0.06)	$0.04

Weighted average number of shares outstanding		7,247,703	7,247,703	8,226,731

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2009	2008	2007

Operating Activities
Net income (loss)	$(261,112)	$(423,853)	$323,264
Non-cash items:
Amortization	4,354	5,708	5,927
Gain on sale of land	-	-	(397,235)
Gain on sale of marketable securities	-	-	(92,423)
Loss on write-down of marketable securities	35,606	20,843	-
Stock-based compensation	-	151,254	-
Write-off of accounts payable	(27,148)	-	(85,703)
Net change in non-cash working capital balances:
Prepaid expenses	991	(1,274)	(4,675)
Accounts payable	2,625	(10,848)	(27,371)
	(244,684)	(258,170)	(278,216)

Investing Activities
Investments and marketable securities	-	(50,056)	(82,932)
Proceeds from sale of marketable securities	-	-	233,856
Expenditure on land held for resale	-	-	(4,386)
Net proceeds from sale of land	-	-	719,226
Purchase of equipment	(856)	(549)	(8,608)
	(856)	(50,605)	857,156

Increase (Decrease) in Cash and Cash Equivalents	(245,540)	(308,775)	578,940

Cash, Beginning	700,514	1,009,289	430,349

Cash, Ending	$454,974	$700,514	$1,009,289

Cash and cash equivalents are comprised of:
Cash	$42,501	$52,676	$298,206
Money market investments	-	96,837	131,877
Term deposits	412,473	551,001	579,206
	$454,974	$700,514	$1,009,289

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.  Schedule I

CONSOLIDATED SCHEDULES OF

GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2009	2008	2007

Amortization	$4,354	$5,708	$5,927
Audit fees	16,699	13,005	9,450
Bank charges	525	546	564
Consulting and management salaries (Note 6)	24,000	24,000	24,000
Corporate administration	28,082	27,355	25,735
Filing and regulatory fees	13,224	14,614	21,301
Legal and professional fees	2,791	16,486	8,956
Office and general	19,650	19,644	21,242
Rent and utilities	100,560	100,529	73,919
Shareholder information and investor relations	-	830	2,550
Stock-based compensation (Note 5)	-	151,254	-
Transfer agent fees	8,307	6,957	6,471
Travel and promotion	14,579	18,022	15,939
Wages and benefits	74,805	81,555	98,935

	$307,576	$480,505	$314,989

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009

Note 1

Nature of  Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the year the Company recorded a net loss of $261,112 and has incurred cumulative losses of $7,465,755 since inception.  The operations of the Company have been primarily funded by the issuance of common shares. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

Note 2

Significant Accounting Policies

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying values for long-lived assets, future income tax assets and the related valuation allowance.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 2

Significant Accounting Policies- (continued)

d)

Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments – Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet  date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, investments, and accounts payable.  Cash and cash equivalents are measured at face value, representing fair value, and are classified as held-for-trading.  Marketable securities are measured at their market price, representing fair value, and are classified as held-for-trading.  Investments are measured at historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a quoted market price and are classified as available for sale.

For the years ended March 31, 2009, 2008 and 2007, the Company has no derivatives or embedded derivatives.

e)

Future Income Taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

f)

Equipment

Equipment are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 2

Significant Accounting Policies- (continued)

g)

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

h)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date.  Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i)

Stock-Based Compensation Plan

The Company records all stock option awards at fair value as determined using the Black-Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j)

Impairment of Long-lived Assets

The carrying of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Impairment determinations are based on management’s estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges are recorded in the period in which determination of impairment is made by management.

k)

Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure" and, Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 2

       Significant Accounting Policies- (continued)

standards for presentation of financial instruments and non-financial derivatives. (Refer to Note 9)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern. (Refer to Note 1)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital. (Refer to Note 8)

k)

Recent Accounting Pronouncements, Not Yet Adopted

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined. Management plans for conversion include internal training, external consulting on complex issues, Board and Audit Committee oversight and the development of a conversion plan with impact assessments starting in late 2010.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements.  The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests.  Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

In January 2009, the CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements.

Note 2

Significant Accounting Policies- (continued)

The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account.  This guidance is applicable to fiscal periods ending on or after January 12, 2009.  The Company does not expect that this will have any material impact on its financial statements.

Note 3        Marketable Securities and Investments

Holdings of marketable securities and investments as at March 31, 2009 and 2008 are as follows:

                  a)

Marketable Securities:

	March 31, 2009			March 31, 2008
	Number	Fair		Number	Fair
	of	Market		of	Market
	Shares	Value	Cost	Shares	Value	Cost
Baja Mining Corp.	25,000	$8,500	$16,494	25,000	$33,750	$16,494
Minerra Resource Corp.	100,000	500	21,000	100,000	8,000	21,000
Inovio Biomedical Corp.	5,000	1,198	17,770	5,000	4,054	17,770

		$10,198	$55,264		$45,804	$55,264

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 3       Marketable Securities and Investments

b)

Investments:

	March 31, 2009		March 31, 2008
	Number of		Number of
	Shares	Cost	Shares	Cost
Yellowhead Mining Inc.	125,000	$50,000	125,000	$50,000
Ethoca Solutions Inc.	1,823	50,056	1,823	50,056
		$100,056		$100,056

Investments consist of investment in private companies in which the Company does not exert a significant influence.

Note 4

     Equipment

			March 31	March 31
			2009	2008
	Cost	Accumulated	Net	Net
		Amortization
Computer Equipment	$39,551	$31,730	$7,821	$10,134
Office Furniture	20,636	15,892	4,744	5,929
Software	4,170	4,170	-	-
	$64,357	$51,792	$12,565	$16,063

Note 5

     Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b)

Common Shares Issued:

	Number	Amount
Balance, March 31, 2009, 2008 and 2007	7,247,703	$7,616,876

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 5

     Share Capital- (continued)

c)

Stock Options:

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

Information regarding the Company’s outstanding stock options is summarized as follows:

		Weighted
		Average
	Number	Exercise Price
Outstanding and exercisable at March 31, 2008	1,159,028	$0.24
Expired	(25,000)	-
Outstanding as at March 31, 2009	1,134,028	$0.24

On March 31, 2009, there were 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
477,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013
1,134,028

During the year ended March 31, 2009, a compensation charge of $Nil (2008:$151,254) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
Risk-free interest rate	-	2.98-3.73%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	84.80-86.01%
Expected stock option life	-	5 years

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 5

     Share Capital- (continued)

d)

Contributed Surplus:

	2009	2008
Balance, March 31, 2008	$422,733	$271,479
Fair value of option granted	-	151,254
Balance, March 31, 2009	$422,733	$422,733

Note 6

     Related Party Transactions

For the years ended March 31, 2009, 2008 and 2007, the Company entered into the following transactions with directors or companies with common directors:

	2009	2008	2007

Administration recovery	$(39,970)	$(48,000)	$48,741
Consulting and management salaries	$24,000	$24,000	$24,000

These transaction were measured at the exchange amount, which is the amount agreed upon by the related parties.

Note 7

     Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31,	2010	$85,834
	2011	85,834
	2012	85,834
		$257,502

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 8

     Capital Risk Management

The Company’s capital includes share capital and cash.  The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.  To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital management has not changed during the fiscal year ended March 31, 2009.

Note 9

     Management of Financial Risk

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents;

•

Marketable securities;

•

Investments; and

•

Accounts payable.

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 9

     Management of Financial Risk- (continued)

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies.

The Company invests surplus cash in fixed rate term deposits. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

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

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)- (continued)

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

d)

Newly Adopted Accounting Pronouncements

In November 2008, the FASB voted on the effective date and other amendments of proposed FASB Staff Position FAS 140-e and FIN 46(R)-e, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-e and FIN 46R-e”). FSP FAS 140-e and FIN 46R-e would amend SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – as amended” (“SFAS 140”) and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) to require enhanced disclosures by public entities about transfers of financial assets and interests in variable interest entities, and provide users of the financial statements with greater transparency about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities. The disclosures required by FSP FAS 140-e and FIN 46R-e will be effective for reporting periods (interim and annual) ending after December 15, 2008. The Company has concluded this amended standard will have no effect on its financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)- (continued)

In September 2008, the FASB issued two separate but related exposure drafts: (1) Proposed Statement of Financial Accounting Standards, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”, and (2) Proposed Statement of Financial Accounting Standards, “Amendments to FASB Interpretation No. 46(R)” (together, the “proposed Statements”). The proposed Statements would remove the concept of a qualifying special-purpose entity (“QSPE”) from SFAS 140 and the exceptions from applying FIN 46R to QSPEs. The proposed Statements would be effective as of the beginning of a reporting entity’s fiscal year that begins after November 15, 2009. The Company has concluded these proposed standards will have no effect on its financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, and should be included in the computation of earnings per share pursuant to the two-class method as described in Statement of Financial Accounting Standards No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. The Company has concluded this standard will have no effect on its financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company has concluded this standard will have no effect on its financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)- (continued)

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement will have no effect on the Company’s financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities – as amended” (“SFAS 133”), to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has concluded this standard will have no effect on its financial statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)- (continued)

The impact of these material differences on the consolidated financial statements is as follows:

a)

Effect on Balance Sheets

	2009	2008

Total Assets
Per Canadian GAAP and US GAAP	$598,867	$884,505

Total Liabilities
Per Canadian GAAP and US GAAP	$25,013	$49,536

Shareholders’ equity
Deficit, ending per Canadian GAAP	$(7,465,755)	$(7,204,640)
Stock-based compensation	-	(110,754)
Deficit, ending per US GAAP	$(7,465,755)	$(7,315,394)
Share capital per Canadian and US GAAP	$7,616,876	$7,616,876
Contributed surplus, per CDN GAAP	422,733	422,733
Stock-based compensation	-	110,754
Contributed surplus, per US GAAP	$573,854	$834,969

b)

Effect on Statements of Operations, Comprehensive Loss and Deficit

	2009	2008	2007

Net income (loss) for the year Per Canadian GAAP	$(261,112)	$(423,853)	$323,264
Unrealized loss on held-for trading securities	-	-	(128,318)
Gain on sale of land held for resale	-	-	15,653
Stock-based compensation	-	(110,754)	-
Per US GAAP	$(261,112)	$(534,607)	$221,982

Net earnings (loss) per common share, basic and diluted Per US GAAP	$(0.04)	$(0.07)	$0.03

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 10

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)- (continued)

c)

Effect on Statements of Cash Flows

	2009	2008	2007
			(Restated )
Cash flows used in:
Operating activities
Per Canadian GAAP	$(244,684)	$(258,170)	$(278,216)
Capitalized holding costs	-	-	(4,386)
Unrealized loss on trading securities	-	-	128,318
Marketable securities	-	-	(161,250)
Per US GAAP	$(244,684)	$(258,170)	$(315,534)

Cash flows used in:
Investing activities
Per Canadian GAAP	$(856)	$(50,605)	$857,156
Capitalized holding costs	-	-	4,386
Marketable securities	-	-	32,932
Per US GAAP	$(856)	$(50,605)	$894,474

Note 11

Income Taxes

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2009	2008	2007

Loss before income taxes	$(261,112)	$(423,853)	$323,264
Statutory tax rate	31%	33.47%	35.26%

Expected income tax recovery (charge)	80,945	142,000	(114,000)
Increase (decrease) resulting from:
Non-deductible differences	(3,445)	(53,000)	102,000
Impact of change in tax rates	(229,000)	(312,000)	-
Unrecognized tax losses and change in valuation allowance	151,500	223,000	12,000
Income tax recovery (change)	$-	$-	$-

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2009

Note 11

Income Taxes- (continued)

Future tax assets of the Company were comprised of the following:

	2009	2008	2007

Non-capital losses carried-forward	$332,000	$797,000	$1,138,000
Capital losses carried forward	65,000	65,000	86,000
Equipment	(600)	4,000	3,000
Marketable securities	9,000	1,000	-
	405,400	867,000	1,227,000
Less: Valuation allowance	(405,400)	(867,000)	(1,227,000)
Future tax asset recognized	$-	$-	$-

As at March 31, 2009, the Company has incurred non-capital losses available for carry forward totalling $1,425,506, which expire from 2013 to 2029 as follows:

2013	$382,000
2014	395,000
2025	163,000
2026	16,000
2028	244,000
2029	225,506
$1,425,506

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2009

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the year ended March 31, 2009. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: July 10, 2009

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services and rent to public companies. It is also actively searching for other business opportunities.

During fiscal 2009, the Company did not invest or dispose of any marketable securities or investment. As of March 31, 2009, the Company continued to hold marketable securities of $10,198 at fair market value and $100,056 investments at cost.

For fiscal 2009, the Company reported a net loss of $261,112 or $0.04 loss per share and with accumulated deficit of $7,465,755 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2009, the Company had cash and cash equivalents of $454,974 and working capital of $461,233. The Company has no long-term debt.

1.3

Results of Operations For the Fourth Quarter and Year Ended March 31, 2009 and March 31, 2008

Revenue

Total revenue for three months and twelve months ended March 31, 2009 was $4,000 and $39,970, respectively, as compared to $12,000 and $48,000, respectively, for the same periods in 2008. Revenue consisted of administrative services and rent recovered from several companies. Effective in January 2009, administrative services were terminated resulting in reduced revenue for the three months period and twelve months ended March 31, 2009.

General and Administrative Expenses

General and administrative expenses for the three months and twelve months ended March 31, 2009 were $83,637 and $307,576, respectively, as compared to $178,717 and $480,505, respectively, for the same periods in 2008. The decrease in general and administrative expenses in the current quarter and year resulted primarily from stock-based compensation totalling $151,254 in fiscal 2008, which was not repeated in the current fiscal year. Excluding the stock-based compensation, general and administrative expenses decreased by $21,675 for the year.

Fluctuation in general and administrative expenses for fiscal 2009 is as follows:

•

Audit expense $16,699 (2008-$13,005) increased slightly in 2009 due to increased requirement for audit services.

•

Corporate accounting $28,082 (2008-$27,355) increased slightly in 2009 due to increased services in connection with internal control over financial reporting requirements.

•

Wages $74,805 (2008- $81,555) decreased in 2009 as a result of reduction in staff in 2009.

•

Legal expenses $2,791 (2008-$16,486) decreased as a result of legal services in connection with corporate share capital in 2008 which was not repeated in the current fiscal year.

Other Items

Investment income

The Company recorded interest income of $13,254 in fiscal 2009 as compared to $30,890 in fiscal 2008. The reduction in interest income was due to lower cash and cash equivalents balance in the year.

Loss on write-down of marketable securities

The unfavourable market condition increased loss in write-down of marketable securities in fiscal 2009 from $20,843 in fiscal 2008 to $35,606 in fiscal 2009.

Net Loss

For the three months and twelve months ended March 31, 2009, the Company reported net loss of $49,532 and $261,112, respectively or $0.01 loss for the fourth quarter and $0.04 loss per share for the year ended March 31, 2009 as compared to net loss of $180,345 and $423,853, respectively, or $0.02 and $0.06 loss per share, respectively, for the same periods last year.

1.4 Transactions with Related Parties

In fiscal 2009, the Company paid $24,000 (2008: $24,000) in management fees to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing  the day-to-day operations of the Company.

The Company also received $39,970 (2008: $48,000) in fees from a related company, Sandstone Ventures Corporation, a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

		March 31,		March 31,		March 31,
		2009		2008		2007
Total revenues		$39,970		$48,000		$48,741
Income (Loss) before discontinued operations and extraordinary items		$(261,112)		(423,853)		$334,647
Income (Loss) per share before discontinued operations and extraordinary items		$(0.04)		$(0.06)		$0.05
Fully diluted loss per share before discontinued operations and extraordinary items		$(0.04)		$(0.06)		$0.04
Net Income (Loss)		$(261,112)		$(423,853)		$334,647
Income (Loss) per share		$(0.04)		$(0.06)		0.05
Fully diluted Income (loss) per share		$(0.04)		$(0.06)		0.04
Total assets		598,867		$884,505		$1,156,569
Total long term debt		$0		$0		$0
Cash dividend	$	Nil	$	Nil	$	Nil

The Company recorded a loss of $261,112 for the year ended March 31, 2009 compared to a loss of $423,853 from the comparative year in 2008. The decrease in the loss from the comparative year was due mainly to a significant decrease in stock-based compensation expense (2009-$nil, 2008-$151,254). Excluding stock-based compensation, operating expenses were comparable for fiscal 2009 and fiscal 2008.

The Company recorded a loss of $423,853 for the year ended March 31, 2008 compared to an income of $323,264 during the comparative year ended March 31, 2007. The increase in income in fiscal 2007 was primarily due to the following reasons: 1) The Company generated a gain on sale of land of $397,235 which was not repeated in fiscal 2008. 2) The Company reported a gain on sale of marketable securities of $103,806 and $nil in fiscal 2008. 3) The Company reported a gain on settlement of debts in fiscal 2007 of $85,703 and $nil in fiscal 2008. Operating expenses were comparable for fiscal 2008 and 2007 after excluding stock-based compensation expense (2008-$151,254, 2007-$nil).

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar. 31, 2009
Total Revenues	$20,839	$20,540	$19,797	$17,714	$12,000	$12,000	$11,980	$3,990

Income or loss before discontinued operations and extraordinary items:

	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar. 31, 2009
Total	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

For the first quarter ended June 30, 2007, net loss of $108,050 consisted of stock-based compensation of $76,772 and net general and administrative expenses of $31,278.

During the fourth quarter ended March 31, 2008, net loss of $191,728 was the result of unrealised loss on write-down of investment and revenue adjustment of $23,615, stock-based compensation of $74,482 and net general and administrative expenses of $93,631

1.7 Liquidity and Capital Resources

Working capital decreased by $257,617 from $718,850 as of March 31, 2008 to $461,233 as at March 31, 2009. The decrease was primarily attributable to operating loss for the year.

For the year ended March 31, 2009, cash used in operating activities was $244,684 from operations as compared to $258,170 from 2008 operating activities. From an operating standpoint, the Company continues to finance its operations from proceeds generated from sale of marketable securities and investments to remedy operating deficiency. The Company has no plans for any material capital expenditures in the coming year. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There is no assurance that the Company will be successful in achieving these objectives.

The Company did not engage in any financing activities in fiscal 2009 and fiscal 2008.

In fiscal 2009, the Company invested $856 (2008-$549) in equipment resulting in cash outflow of $856 from investing activities.

The Company generated negative net cash outflow of $245,540 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations  and Commitments

On March 31, 2009, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the

Company seeks to maintain positive working capital at all times and maintain a current ratio of at least 3:1.

 The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

1.11 International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover from Canadian Generally Accepted Accounting Principles (“GAAP’) to International Financial Reporting Standard (“IFRS’) for publicly accountable enterprises for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS for fiscal year beginning April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.12 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As the Company is classified as a Venture Issuer, it is required to file basic Chief Executive Officer and Chief Financial Officer Certificates. The Company makes no assessment relating to the establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109.

Management has exercise care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size of the Company, management tries to perform frequent and periodic reviews of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.13

Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure", Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. (Please refer to Note 10)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern. (Please refer to Note 1)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital.

1.14

Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2009

1.15 Forward Looking Statements

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